As filed with the Securities and Exchange Commission on October 8, 2010
Registration No. 333-165980

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Younan Properties, Inc.
(Exact name of registrant as specified in governing instruments)
5959 Topanga Canyon Boulevard, Suite 200, Woodland Hills, California 91367
(818) 703-9600
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Zaya S. Younan
Chairman, Chief Executive Officer and President
Younan Properties, Inc.
5959 Topanga Canyon Boulevard, Suite 200, Woodland Hills, California 91367
(818) 703-9600
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Julian T.H. Kleindorfer, Esq. David B. Allen, Esq. Latham & Watkins LLP 355 South Grand Ave. Los Angeles, California 90071 (213) 485-1234	Gilbert G. Menna, Esq. Ettore A. Santucci, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated          , 2010
P R O S P E C T U S
           Shares

Younan Properties, Inc.

Common Stock

This is Younan Properties, Inc.’s initial public offering. We are selling     shares of our common stock. We expect the public offering price to be between $      and $      per share. Currently, no public market exists for our shares. After pricing of this offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “YPI.”

As described herein, concurrently with this offering, we will complete formation transactions pursuant to which we will acquire from Zaya S. Younan, our Chairman, Chief Executive Officer and President, affiliated entities and other third-party investors, all of the interests in our historical operating companies and entities that own our initial portfolio consisting of 33 office properties with approximately 10.4 million rentable square feet, in exchange for cash, shares of our common stock and common units of partnership interest in our operating partnership. In addition, concurrently with the completion of this offering, Mr. Younan will purchase a number of shares of our common stock equal to $1 million divided by the midpoint of the range of prices shown on this cover at a price per share equal to the initial public offering price and without payment by us of any underwriting discount. Upon completion of this offering and the formation transactions, Mr. Younan and affiliated entities, together with our directors and executive officers, will beneficially own an approximate     % interest in our company on a fully diluted basis. We expect to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with the taxable year ending December 31, 2010.

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 25 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional           shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2010.

BofA Merrill Lynch	Citi	Credit Suisse

The date of this prospectus is          , 2010.

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date on the cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We use market data and industry forecasts and projections throughout this prospectus. Unless otherwise indicated, we derived such information from the market study prepared by Rosen Consulting Group, or RCG. In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable. The forecasts and projections are based on historical market data and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the market and industry research others have performed are reliable, but we have not independently verified this information.

i

Prospectus Summary

You should read the following summary together with the more detailed information regarding our company appearing elsewhere in this prospectus, including under the caption “Risk Factors.” References in this prospectus to “we,” “our,” “us” and “our company” refer to Younan Properties, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Younan Properties, L.P., a Maryland limited partnership, of which we are the sole general partner and to which we refer in this prospectus as our “operating partnership.” Our promoter is Zaya S. Younan, our Chairman, Chief Executive Officer and President. We consider Class “A” office properties to be investment-grade modern structures that may command higher rents relative to other buildings in their market due to their locations, modern mechanical systems and high quality amenities. Our definition of Class “A” properties may be different than those used by other companies. Unless otherwise indicated, the information contained in this prospectus is as of          , 2010 and assumes that: (i) the underwriters’ overallotment option is not exercised, (ii) the transactions described under the caption “Structure and Formation of Our Company” beginning on page 163 are consummated, (iii) the common stock to be sold in this offering is sold at $      per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus and (iv) the common units of partnership interest in our operating partnership, or common units, to be issued in the formation transactions are valued at $      per unit. Each common unit is redeemable for cash equal to the then current market value of one share of our common stock or, at our option and subject to adjustment under certain circumstances, one share of our common stock, commencing 14 months following the completion of this offering.

Younan Properties, Inc.

We are a fully integrated, self-administered and self-managed owner and operator of primarily Class “A” office properties located in five major U.S. office markets: Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles. Our focus on these markets reflects our strategy of investing in high-growth markets with strong and diversified economies that we believe will drive long-term demand for office properties. We are a full-service real estate company with substantial in-house expertise and resources in leasing, asset and property management, marketing, acquisitions, redevelopment, facility engineering and financing. As of June 30, 2010, our portfolio consisted of 33 office properties with approximately 10.4 million rentable square feet. We expect to qualify as a REIT for federal income tax purposes with our initial taxable year ending December 31, 2010.

The significant investments we have made in our existing markets reflect the acquisition and market selection criteria underlying our growth strategy: (1) attractive going-in cash yields, low cost basis and significant discounts to replacement costs; (2) desirable submarkets with limited institutional competition to acquire properties where we can build significant market share with quality assets; (3) properties that have in-place occupancy levels and rental rates below submarket average and (4) improving market fundamentals that support a strategy to aggressively lease up properties at higher rental rates. We believe that our acquisition and market selection criteria provide opportunities to generate higher risk-adjusted returns. We will continue to seek opportunities to execute this strategy when entering new submarkets within the top office markets in the United States. We also regularly monitor our portfolio and conditions in each of our submarkets to determine if there are attractive capital recycling opportunities.

We have a hands-on operational strategy that revolves around strictly controlling expenses and maximizing operating efficiencies. This strategy has allowed us to decrease tenant occupancy costs and increase property cash flow. For the two years ended December 31, 2009, we reduced same store property operating expenses and real estate taxes for the 21 assets held throughout the period by $2.0 million, or 3.8%, and increased same store cash net operating income for this group of properties by $4.6 million, or 8.6%, excluding one-time property operating expenses and discretionary expenditures on mechanical infrastructure and information systems. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Moreover, our operating expense improvements have generally occurred within the context of rising occupancy within our portfolio.

Our portfolio is well-diversified by both industry and tenant base, with no industry representing more than 15.5% and no tenant representing more than 3.1% of our annualized rent as of June 30, 2010. As of

June 30, 2010, our portfolio was 72.9% leased under 843 leases with a weighted-average remaining lease term of approximately 4.0 years. As of June 30, 2010, 49.0% of our portfolio’s annualized rent was derived from our properties located in Dallas-Fort Worth, 23.7% from our properties located in Chicago, 19.4% from our properties located in Houston, 6.0% from our properties located in Phoenix and 2.0% from our properties located in Los Angeles.

All members of our senior management team, which is led by Zaya S. Younan, have 15 or more years of experience in commercial real estate or senior executive management, and substantial expertise in all aspects of leasing, asset and property management, marketing, acquisitions, redevelopment, facility engineering and financing. In addition, a number of our senior executive officers have significant management experience at publicly-traded REITs. Prior to this offering, our assets were held by affiliated entities, in which Mr. Younan was the largest single investor on an aggregate basis. Upon completion of this offering, members of our senior management team and our board of directors are expected to own, on a fully diluted basis, approximately      % of our outstanding common stock with an aggregate value of approximately $      million.

As of June 30, 2010, we had 119 employees. As a result of our established infrastructure, we believe that we have the capability to increase the number of properties we own and manage without proportionate increases in corporate overhead costs. Our principal executive offices are located at 5959 Topanga Canyon Boulevard, Suite 200, Woodland Hills, California 91367. Our telephone number is (818) 703-9600. Our website address is www.younanproperties.com. The information on, or otherwise accessible through, our website is not incorporated into, and does not constitute a part of, this prospectus or any other report or documents we file with or furnish to the Securities and Exchange Commission, or SEC.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office properties through the following competitive strengths:

•	High Quality and Well-Positioned Office Portfolio. We have assembled an institutional quality portfolio of office properties located in Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles. These assets were acquired as part of our strategic effort to own highly attractive assets within markets that we believe have diversified economies, strong medium- to long-term growth prospects and favorable office market fundamentals. We believe that the submarkets in which we own properties are among the most desirable in their respective markets.

•	Demonstrated Leasing Capabilities. Our senior management team has an extensive track record of leasing office properties that were acquired with significant vacancy. When we acquire properties, we generally look for assets with positive in-place operating cash flow and below submarket average occupancy, where we can apply our expertise and create value through lease-up. For the 33 properties in our current portfolio, we increased aggregate occupancy by 8.2 percentage points from 2005 or the date of acquisition (whichever was later) through June 30, 2010, representing a weighted average ownership period of 3.8 years, after adjusting for expected vacating tenants underwritten at the time of property acquisition. For the last six months, we have increased our portfolio’s occupancy from 72.6% leased as of December 31, 2009 to 72.9% leased as of June 30, 2010. Year to date through August 3, 2010, we had signed new, expansion or renewal leases for 833,330 rentable square feet. As of August 3, 2010, we had signed renewal leases for 278,078 of the 352,785 rentable square feet, or approximately 79%, expiring in the first three quarters of 2010, which excludes 59,664 rentable square feet attributable to early terminations, tenant defaults and bankruptcy, and known vacancies underwritten at the time of property acquisition. We have signed renewal leases for 68,708 rentable square feet and are in negotiations for 44,062 rentable square feet of the 112,770 rentable square feet expiring in the fourth quarter of 2010, which excludes 93,953 rentable square feet attributable to early terminations, tenant defaults and bankruptcy, and known vacancies underwritten at the time of property acquisition. We have also signed renewal leases for 108,963 rentable square feet, representing 9% of our rentable square feet subject to 2011 expirations, and are currently in negotiation with tenants representing a further 60% of our 2011 expirations.

•	Disciplined Approach to Operational Efficiency and Expense Management. We believe that our hands-on approach to operational efficiency and expense management helps us to enhance operating cash flows from our properties, while maintaining high-quality building services. Based on Mr. Younan’s formal engineering background and significant operational management experience, our senior management team has encouraged a corporate culture focused on continuous process improvement and maximizing operational efficiencies throughout our organization. We believe that our expense management expertise translates into lower occupancy costs relative to comparable office space within our submarkets.

•	Substantial Market Share in Attractive Texas Markets. We own the largest portfolio of Class “A” office properties in Texas of any publicly-traded REIT. We are the largest office asset owner in Dallas-Fort Worth and among the largest in Houston, owning approximately 16.5% and 4.8% of the Class “A” office space, respectively, as of December 31, 2009. We believe that Texas is currently one of the most attractive states in which to own office properties based on its diversified economy, positive jobs outlook, population growth, low corporate taxes, lack of state personal income taxes and the state’s business-friendly environment, all of which has spurred economic growth in a variety of industries.

•	Diverse and Stable Tenant Base. Our tenant base is well-diversified and includes 768 tenants in various industries, with no industry representing more than 15.5% of our annualized rent as of June 30, 2010. As of June 30, 2010, we had 843 tenant leases averaging 8,650 square feet, with no tenant representing more than 3.1% of our annualized rent. Furthermore, we believe our diverse tenant base helps to minimize our exposure to economic fluctuations in any one industry or business sector or with respect to any single tenant. We believe that our proactive leasing organization helps us achieve high retention rates of our existing tenants. As of August 3, 2010, our tenant retention ratio for leases scheduled to expire during the first three quarters was approximately 79% on the 352,785 rentable square feet of expirations, which excludes 59,664 rentable square feet attributable to early terminations, tenant defaults and bankruptcy, and known vacancies underwritten at the time of property acquisition.

•	Committed Management Team with Proven Track Record. We believe that our senior management team’s extensive acquisition, asset management and operating expertise provides us with a distinct competitive advantage. Since 1998, our senior management team has acquired 60 properties, representing an aggregate of more than 13.7 million square feet. During this time, our senior management team completed the disposition of 24 properties representing an aggregate of more than 2.5 million square feet for proceeds in excess of $300 million. Upon completion of this offering, members of our senior management team and our board of directors are expected to own, on a fully diluted basis, approximately % of our outstanding common stock with an aggregate value of $ million.

•	Conservative and Flexible Capital Structure Positioned for Growth. Upon completion of this offering and the formation transactions, we will be conservatively capitalized with only % pro forma debt to total market capitalization. We believe we will have an attractive debt maturity profile with only $64.0 million of debt coming due prior to 2012 and a weighted average debt maturity of 4.1 years, assuming the exercise of contractual extension options. Our pro forma weighted average cost of debt was 4.74% as of September 30, 2010. In addition, we expect to have a $150 million secured revolving credit facility in place at closing to help fund future capital expenditures related to lease-up, acquisitions and general corporate purposes.

Business and Growth Strategies

Our primary objective is to provide an attractive total risk-adjusted return for our stockholders by increasing our cash flow from operations and realizing long-term growth strategies. The strategies we intend to execute to achieve this objective include:

•	Maximize Cash Flow Through Internal Growth. We believe we will be able to achieve significant internal cash flow growth over time, primarily through the lease-up of currently vacant space, mark-to-market of expiring leases, and embedded rental rate growth through contractual annual rate increases. As of June 30, 2010, 18 of our 33 properties had below submarket average occupancy, representing a significant opportunity to grow cash flow through lease-up. These properties, totaling approximately 6.8 million rentable square feet, were 63.9% leased compared to a weighted average submarket occupancy of 80.7% as of December 31, 2009. We also have the opportunity to generate incremental rental revenue growth by rolling existing leases to market rents in many of our markets. As of December 31, 2009, the weighted average asking rent per square foot for Class “A” office space in our submarkets was $24.18, representing a 13.2% premium to our portfolio’s June 30, 2010 weighted average in-place rent per square foot of $21.36. We also have embedded rental revenue growth in our existing leases. Our existing leases generally contain contractual annual rental rate increases of approximately 3%.

•	Intensive Asset, Leasing and Property Management. We believe that our proactive and intensive asset and property management strategy and our customer-focused marketing approach enable us to maximize the operating performance and growth of our portfolio. Our leasing and property management teams on the ground in our submarkets are focused on delivering customized space solutions to our tenants, which results in strong customer relationships, high retention rates and lower occupancy costs. We also place great importance on anticipating and meeting our tenants’ needs by focusing on their expansion, consolidation and relocation requirements. We believe our local market presence, size and resources enhance tenant satisfaction, improve occupancy and provide market intelligence that strengthens our growth and acquisition capabilities.

•	Disciplined Acquisition Strategy in High Growth Markets. We intend to increase our market share through disciplined acquisitions in both our existing markets as well as other major U.S. office markets that meet our acquisition and market selection criteria. These criteria include: (1) attractive going-in cash yields, low cost basis and significant discounts to replacement costs; (2) desirable submarkets with limited institutional competition to acquire properties where we can build significant market share with quality assets; (3) properties that have in-place occupancy levels and rental rates below submarket average; and (4) improving market fundamentals that support a strategy to aggressively lease up properties at higher rental rates.

•	Capitalize on Attractive Market Opportunity. We intend to grow earnings through the strategic acquisition of high quality office properties. We believe that the recent economic downturn has produced a favorable environment in which to acquire high-quality commercial office properties at attractive prices, relative to both replacement cost and to the cost basis of competitive assets in our markets. We believe dislocations in the commercial real estate financing markets will create significant opportunities within our existing markets to acquire properties from owners facing operational and financial stress. Based on our operational expertise and capital resources, we believe that we are well-positioned to acquire assets from distressed owners and other motivated sellers within our existing markets and other major U.S. markets which meet our investment criteria.

Market Overview

Dallas-Fort Worth and Houston

As of June 30, 2010, we derived 68.4% of our annualized rent from our properties in Dallas-Fort Worth (49.0%) and Houston (19.4%). According to Rosen Consulting Group (RCG), throughout the national recession that began in 2007, the Texas economy has remained comparatively robust with significantly fewer job losses than those experienced in most other states. Texas entered the recession almost a year after the national economy, with annual job losses not appearing until August 2008. While the U.S. economy lost approximately 3.6 million jobs in 2008, Texas added 93,500 jobs. The new jobs created in Texas accounted for nearly 60% of all new jobs created in the United States during 2008. According to RCG, Texas is poised for economic growth above the national average during the next five years. We believe that our concentration of assets in Texas markets will enable us to achieve outsized growth based on the following factors:

•	Business-Friendly Environment. Texas is home to more Fortune 500 company headquarters than any other state, with 64 as of 2009. Texas is one of seven states with no personal income taxes and the state and its local governments provide generous financial incentives to attract companies in strategic industries.

•	Diversified Economy and Strategic Location. The Texas economy has diversified greatly during the past decade, and a number of industries have been expanding within the state, including high-tech, aerospace, defense, renewable energy, manufacturing and healthcare. Texas also benefits from its proximity to important foreign markets and its extensive transportation network. Texas is the top exporting state and is home to the nation’s second-largest port (Port of Houston) and third-largest airport (Dallas/Fort Worth International Airport).

•	Positive Job Outlook. Texas posted positive job growth in the fourth quarter of 2009. According to RCG, Dallas-Fort Worth and Houston have the highest and third-highest job growth forecasts for 2010-2014 of the largest 15 employment centers in the United States.

•	Population Growth. Texas has outpaced the national population growth rate every year since 1990, increasing at an average annual rate of 2.0% as compared with a national average of 1.1%. According to the Census Bureau, the population in Texas grew 18.8% between 2000 and 2009, as compared to the national population growth of 9.1% over the same period, ranking Texas as the sixth-fastest growing state in the country during those nine years.

Dallas-Fort Worth

Dallas-Fort Worth is the sixth-largest metropolitan economy in the United States, with a gross domestic product of approximately $380 billion in 2008. The local economy benefits from the region’s consistent population growth and a diverse mix of industries that include aerospace, manufacturing, telecommunications, finance, trade, energy and health services. According to the Census Bureau, the population in Texas grew 18.8% between 2000 and 2009, as compared to the national population growth of 9.1% over the same period, ranking Texas as the sixth-fastest growing state in the country during those nine years. RCG estimates that Dallas-Fort Worth was a close second to Houston, in terms of absolute population growth in 2009, adding more than 107,000 people during the year. Dallas-Fort Worth is one of the most affordable markets among major metropolitan areas in the United States, and a popular relocation choice for retirees. The Dallas-Fort Worth unemployment rate was 8.3% in December 2009, as compared with 10.0% for the United States. As of the fourth quarter of 2009, the Dallas-Forth Worth office market comprised more than 201 million square feet, ranking it the fourth-largest office market in the nation.

Houston

Houston is the fourth-largest metropolitan economy in the United States, with a gross domestic product of approximately $403 billion in 2008. The market has diversified away from energy-related sectors in the past decade, improving the region’s economic stability. Houston’s health services industry has enjoyed robust growth as a result of the emergence of the Texas Medical Center, the world’s largest medical complex. Strong population growth helps support the regional economy, and should continue to do so for the foreseeable future according to RCG. With an estimated population of 5.8 million in 2009, Houston is the sixth-largest metropolitan area in the United States by population and the second-largest in Texas, according to the Census Bureau. Houston’s numerous amenities and low cost of living attract new residents at a steady pace, and RCG estimates that in 2009, Houston will have recorded the largest population increase of all U.S. metropolitan areas, adding more than 109,000 people, or 1.9% year-over-year. Houston unemployment stood at 8.8% in December 2009, as compared with 10.0% for the United States. As of the fourth quarter of 2009, the Houston office market comprised more than 164 million square feet, ranking it the seventh-largest office market in the nation.

Chicago, Phoenix and Los Angeles

As of June 30, 2010, we derived the remaining 31.6% of our annualized rent from our properties in Chicago, Illinois (23.7%); Phoenix, Arizona (6.0%) and Los Angeles, California (2.0%).

Chicago

Chicago is the third-largest metropolitan economy in the United States, with a gross domestic product of approximately $520 billion in 2008. Chicago has developed into a professional and financial services-oriented economy and is recognized as a global financial center and the financial capital of the Midwest. At the same time, Chicago remains a dominant city in the nation’s manufacturing core, and its geographic location and extensive transportation network allow the area to retain its place as a major transportation and distribution center. Approximately 9.6 million people live in the Chicago metropolitan area, making it the third-largest metropolitan area in the United States. As of the fourth quarter of 2009, the Chicago office market comprised more than 215 million square feet, ranking it the third-largest office market in the nation.

Phoenix

Phoenix is the fifteenth-largest metropolitan economy in the United States, with a gross domestic product of approximately $187 billion in 2008. The Phoenix metropolitan area was one of the fastest-growing areas in the nation during the past decade, with annual population growth ranging from 2.9% to 4.2% from 2000 to 2007, driven by high levels of net migration. Along with a contraction in employment, however, population growth slowed to an estimated 2.8% in 2008 and 1.8% in 2009. As a result of high population growth, housing and trade have become major pillars in Phoenix’s economy. The life sciences, consulting and high-tech industries also have a large presence in Phoenix and have been driving professional and business services sector employment. Phoenix benefits from an aerospace and defense presence, as well as a burgeoning semiconductor manufacturing industry that requires a number of research and development facilities and employs many science and technology workers. As of the fourth quarter of 2009, the Phoenix office market comprised more than 74 million square feet.

Los Angeles

Los Angeles is the second-largest metropolitan economy in the United States, with a gross domestic product of approximately $718 billion in 2008. Trade, tourism and media-related industries, as well as the information services industry, are clustered in Los Angeles and vital to the regional economy. The entertainment industry is one of Los Angeles’ core economic strengths and one of the region’s most high-profile sectors. With an estimated population of 9.9 million people, Los Angeles is the second-largest metropolitan area in the United States. As of 2008, 28.1% of the population 25 years or older has attained a bachelor’s degree or higher level of education. Los Angeles is one of the world’s largest and most influential economies, and is a home to a variety of industries. As of the fourth quarter of 2009, the Los Angeles office market comprised more than 181 million square feet, ranking it the fifth-largest office market in the nation.

Summary Risk Factors

An investment in common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. Such risks include, but are not limited to:

•	Our portfolio of properties depends upon regional and local economic conditions and is geographically concentrated in Texas, Illinois, Arizona and California, which may cause us to be more susceptible to adverse developments in those markets.

•	We depend on significant tenants that may be costly or difficult to replace and whose loss may have a material negative impact on our business.

•	The price we will pay for assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and exceed their aggregate historical combined, net tangible book value of approximately $11.0 million as of June 30, 2010.

•	We are assuming liabilities in connection with the formation transactions, including unknown liabilities.

•	Payments on approximately $505.7 million of our expected total debt upon completion of this offering will reduce cash available for distribution, including cash available to pay distributions to our stockholders, and may expose us to the risk of default under our debt obligations.

•	Existing loan agreements contain, and future financing arrangements will likely contain, restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which may materially adversely affect our financial condition, results of operations, cash flow and cash available for distribution and our ability to satisfy our debt service obligations.

•	Our growth depends on external sources of capital and without which we may be unable to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions necessary to maintain our REIT qualification.

•	Our success depends on Zaya Younan, our Chairman, Chief Executive Officer and President, whose continued service is not guaranteed, and the loss of Mr. Younan’s services may have a material adverse effect on our business.

•	We have no experience operating as a public company or a REIT, which may adversely affect our results of operations, the per share trading price of our common stock and our ability to satisfy our debt obligations.

•	Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units.

•	Our charter and bylaws, the amended and restated partnership agreement of our operating partnership, or the partnership agreement, and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

•	We did not conduct arm’s-length negotiations with Zaya Younan, our Chairman, Chief Executive Officer and President, regarding the terms of the formation transactions, such as the value of the properties to be acquired. Mr. Younan exercised significant influence during the negotiations.

•	Our failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

•	We may be required to borrow funds to maintain our REIT status and satisfy minimum REIT distribution requirements.

•	Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock for investors.

Our Portfolio Summary

The following table presents an overview of the initial portfolio of properties that we will own upon completion of this offering and the formation transactions, referred to herein as our portfolio, based on information as of June 30, 2010.

						Annualized	Annualized Net
						Rent Per	Effective Rent
	Number	Year	Rentable			Leased	per Leased
	of	Built	Square	Percent	Annualized	Square	Square
Property	Buildings(1)	/Renovated	Feet(2)	Leased(3)	Rent(4)	Foot(5)	Foot(6)

Dallas-Fort Worth
Dallas CBD
Thanksgiving Tower	1	1982/2008	1,410,355	55.8%	$15,044,171	$19.92	$20.12
KPMG Centre	1	1980/2006	848,778	69.4	11,295,438	19.90	19.79
Patriot Tower(7)	2	1979/2005	646,278	36.6	4,123,660	18.35	18.33

Subtotal/Weighted Average	4		2,905,411	55.5%	$30,463,269	$19.68	$19.74

Central Expressway
Eighty-Eighty	1	1984	290,921	95.9	6,526,245	23.69	22.83
Energy Square II	1	1980/2004	364,409	84.1	5,650,278	18.89	18.72
Energy Square III	1	1986/2004	302,764	76.5	4,909,894	21.22	20.26
9400 Central Expressway	2	1981/1995	392,457	70.6	4,688,243	17.79	16.99
Energy Square I	1	1974/2004	276,485	77.1	3,651,762	18.47	17.67

Subtotal/Weighted Average	6		1,627,036	80.3%	$25,426,422	$20.07	$19.37

LBJ Freeway/Galleria
Lakeside Square	1	1987/2008	403,120	93.9	7,201,919	19.76	20.11
Four Forest	1	1985	398,767	79.5	5,679,117	18.39	18.06
Galleria Plaza	1	1985	189,104	79.3	3,057,944	20.49	20.09
North Central Plaza	1	1986	353,996	45.8	2,657,124	17.04	18.98
The Meridian	1	1985	227,078	51.5	1,765,985	15.74	16.71

Subtotal/Weighted Average	5		1,572,065	71.5%	$20,362,089	$18.67	$19.02

Total Dallas-Fort Worth	15		6,104,512	66.2%	$76,251,780	$19.52	$19.42

Chicago
North/Northwest
Bannockburn Corporate Center	1	1999	209,255	91.1	5,528,092	29.80	29.36
1600 Corporate Center	1	1986/2007	255,440	79.8	5,184,792	27.80	27.00
One North Arlington	1	1986/2003	170,507	80.7	3,334,361	29.10	31.29
Embassy Plaza	1	1986	142,209	70.0	2,084,126	20.99	19.67
Kensington Corporate Center	1	1989/2008	86,197	73.2	2,007,275	31.80	30.71
Younan Commons	2	1993	101,981	41.6	1,325,133	31.73	25.21

Subtotal/Weighted Average	7		965,589	76.3%	$19,463,779	$28.18	$27.52

Central Loop (CBD)
Younan North LaSalle	1	1984/2008	645,170	86.8	17,412,033	31.80	32.02

Subtotal/Weighted Average	1		645,170	86.8%	$17,412,033	$31.80	$32.02

Total Chicago	8		1,610,759	80.5%	$36,875,812	$29.78	$29.51

Houston
Katy Freeway
Two Westlake Park	2	1983/2009	455,142	98.2	9,480,458	21.41	20.88
Younan Tower	1	1982/2003	163,912	99.8	2,886,018	18.51	18.11
Younan Place	1	1981/2007	211,125	69.1	2,641,273	18.95	19.04

Subtotal/Weighted Average	4		830,179	91.1%	$15,007,749	$20.33	$19.95

West Loop/Galleria
Younan West Loop	1	1978/2006	272,113	95.6	4,987,853	19.44	19.30
Norfolk Tower	1	1982/2008	207,562	90.5	3,635,235	20.11	19.79

Subtotal/Weighted Average	2		479,675	93.4%	$8,623,088	$19.72	$19.50

						Annualized	Annualized Net
						Rent Per	Effective Rent
	Number	Year	Rentable			Leased	per Leased
	of	Built	Square	Percent	Annualized	Square	Square
Property	Buildings(1)	/Renovated	Feet(2)	Leased(3)	Rent(4)	Foot(5)	Foot(6)

Greenspoint
Greenbriar Place	1	1982	146,700	74.7	1,770,026	16.70	17.52
Bridgewood I	1	1981	136,231	69.8	1,330,427	14.76	15.41
Bridgewood II	1	1981	141,865	59.7	1,271,805	15.01	15.85

Subtotal/Weighted Average	3		424,796	68.1%	$4,372,258	$15.57	$16.34

Midtown
Shepherd Place	1	1983	119,576	99.0	2,226,331	20.29	18.45

Subtotal/Weighted Average	1		119,576	99.0%	$2,226,331	$20.29	$18.45

Total Houston	10		1,854,226	86.9%	$30,229,426	$19.30	$19.07

Phoenix
Phoenix CBD
Younan Central Plaza	5	1980/2009	405,693	81.8	6,496,431	21.20	21.39
Meridian Bank Tower(7)	1	1958/1988	291,553	62.1	2,811,635	16.46	16.13

Subtotal/Weighted Average	6		697,246	73.6%	$9,308,066	$19.50	$19.51

Total Phoenix	6		697,246	73.6%	$9,308,066	$19.50	$19.51

Los Angeles
LA North/San Fernando Valley
Younan Corporate Center	1	1998	62,356	88.1	1,670,579	31.16	30.72
Younan Corporate Plaza	1	1981	64,778	84.5	1,421,475	27.85	26.36

Subtotal/Weighted Average	2		127,134	86.3%	$3,092,054	$29.54	$28.59

Total Los Angeles	2		127,134	86.3%	$3,092,054	$29.54	$28.59

Portfolio Total/Weighted Average	41		10,393,877	72.9%	$155,757,138	$21.36	$21.20

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Each of the properties in our portfolio has been measured or remeasured in accordance with Building Owners and Managers Association (BOMA) 1996 measurement guidelines, which we refer to as the “BOMA 1996 remeasurement,” and the square footages in the charts in this prospectus are shown on this basis. Total consists of 7,291,821 leased square feet (includes 76,768 square feet with respect to signed leases not commenced), 2,818,010 available square feet, 54,128 building management use square feet and 153,151 square feet of BOMA 1996 adjustment on leased space.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects annualized contractual cash rents under commenced leases as of June 30, 2010. For leases under a partial or full abatement period, the first full month of stipulated contractual rent is used. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $1,220,022. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent. For a reconciliation of annualized rent to base rent on a property by property basis, see “Business and Properties — Reconciliation of Annualized Rent; Annualized Net Effective Rent.” The portion of total portfolio annualized rent attributable to leases not in place for the full 12-month period ending June 30, 2011 due to expiration during the 12-month period ending June 30, 2011 totals $9,342,304 or 6.0% of annualized rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010. For a reconciliation of annualized rent to base rent on a property by property basis, see “Business and Properties — Reconciliation of Annualized Rent; Annualized Net Effective Rent.”

(6)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of June 30, 2010, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions (any non-gross leases have been grossed-up to make them equivalent to full-service gross leases), divided by (ii) the net rentable square footage under lease as of the same date. For a presentation of annualized net effective rent on a property by property basis, see “Business and Properties — Reconciliation of Annualized Rent; Annualized Net Effective Rent.”

(7)	Subject to ground lease. Patriot Tower is subject to four ground leases. Two of the ground leases relate to the office building and expire on the same day in 2071. The other two ground leases relate to portions of the adjacent parking structure that serves the office buildings and expire in 2050 and 2053, respectively. Meridian Bank Tower is subject to a ground lease that expires in 2062 and has a 99-year extension right exercisable at our option.

Structure and Formation of Our Company

Our Operating Partnership

Following the completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership of the aggregate outstanding common units and long-term incentive plan units of partnership interest in our operating partnership, or LTIP units. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners described more fully below in “Description of the Partnership Agreement of Younan Properties, L.P.” Our board of directors will manage the business and affairs of our company by directing the business and affairs of our operating partnership.

Beginning on or after the date which is 14 months after the completion of this offering, limited partners of our operating partnership holding common units will have the right to require our operating partnership to redeem part or all of their common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or at our election, shares of our common stock on a one for one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” With each redemption of common units, we will increase our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses. See “Description of the Partnership Agreement of Younan Properties, L.P.”

Formation Transactions

Substantially concurrent with the completion of this offering, we will engage in formation transactions pursuant to which we will acquire the asset entities that own the properties and operate the businesses described in this prospectus. Prior to the completion of the formation transactions, our predecessor company, directly or through one or more subsidiaries, owned a significant portion of the interests in the asset entities, and unaffiliated third parties owned the remaining interests in the asset entities.

The formation transactions are designed to:

•	consolidate the ownership of our property portfolio under our company and the operating partnership;

•	facilitate this offering;

•	enable us to qualify as a REIT for federal income tax purposes commencing with the taxable year ending December 31, 2010;

•	defer the recognition of taxable gain by certain continuing investors; and

•	enable investors to obtain liquidity for their investments.

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrent with the completion of this offering.

•	We were formed as a Maryland corporation on March 26, 2010.

•	Younan Properties, L.P., our operating partnership, was formed as a Maryland limited partnership on March 26, 2010.

•	We will sell shares of our common stock in this offering and an additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for common units (or common units if the underwriters’ overallotment option is exercised).

•	We will acquire Younan Properties, Inc., a California corporation, which we refer to as our predecessor company, pursuant to a merger with and into our company. In addition, Younan Investment Properties, L.P., a Delaware limited partnership, will merge with and into our operating partnership.

•	We and our operating partnership will then consolidate the ownership of the portfolio of properties by acquiring the interests in each of the asset entities that directly or indirectly own such properties through a series of forward and reverse merger transactions.

•	Prior investors in each such asset entity, which include our predecessor company and unaffiliated third parties, will receive as consideration for such mergers pursuant to their prior irrevocable election, shares of our common stock, common units, or in the case of non-accredited investors in such entities, $ in cash. The aggregate value of common stock and common units to be paid to prior investors in such asset entities in the formation transactions at the midpoint of the range of prices shown on the cover of this prospectus is $ . This value will increase or decrease if our common stock is priced above or below the midpoint of the range of prices shown on the cover of this prospectus. We have not obtained any third-party appraisals of the properties and other assets to be contributed to our operating partnership in the formation transactions, or any other independent third-party valuations or fairness opinions in connection with the formation transactions. As a result, the consideration to be given by us for these properties and other assets in the formation transactions may be lower than or exceed their fair market value. Zaya Younan has elected to receive common units and/or shares of our common stock in connection with the formation transactions.

•	The percentage of ownership in our company that will be paid to the prior investors in each asset entity as a portion of the aggregate ownership to be retained by all prior investors in all asset entities is specified in the relevant merger agreement. This percentage was determined by us based on several factors including, but not limited to, the applicable property’s occupancy and rental revenue; potential for growth in net operating income through increase in occupancy and rental rates; property location, age and amenities; opportunities for reduction in operating expenses; in-place rents relative to the market rates; projected tenant improvements and leasing commissions; current market and submarket conditions and demographics, as well as the future outlook for each market and submarket; strength of significant tenants and lease terms; competitive position within its market; historical lease renewal rates and near-term capital expenditure requirements. See “Structure and Formation of Our Company—Formation Transactions.”

•	Concurrently with this offering and the formation transactions, Mr. Younan will purchase a number of shares equal to $1 million divided by the midpoint of the range of prices shown on the cover of this prospectus at a price per share equal to the initial public offering price and without payment by us of any underwriting discount.

•	YPI S/WL LLC, a Delaware limited liability company owned by Mr. Younan and an affiliate, has agreed to acquire all of the interests in YPI 2323 Shepherd, LLC, a Delaware limited liability company, and YPI 1700 W. Loop, LLC, a Delaware limited liability company, from Passco/Younan Opportunity Fund I, LLC, a Delaware limited liability company, or Passco, for approximately $12.9 million (including the payment of a $300,000 disposition fee to Passco). Mr. Younan is a member of Passco, and in such capacity will receive $1.2 million of the consideration payable to Passco. YPI 2323 Shepherd, LLC currently owns Shepherd Place and YPI 1700 W. Loop, LLC currently owns Younan West Loop. Our operating partnership will acquire the rights and obligations pursuant to such agreement through a merger of YPI S/WL LLC with and into our operating partnership in connection with the formation transactions in exchange for common units. We expect to use proceeds from this offering to pay the cash consideration to acquire YPI 2323 Shepherd, LLC and YPI 1700 W. Loop, LLC, and expect these transactions to close immediately following the consummation of the offering.

•	On September 13, 2010, YGH Investments, LLC, a California limited liability company, or YGH, acquired the interest held by Chung Hsien International, L.P., a Texas limited partnership, in 4041 Central Plaza, LLC, for a payment of $16.3 million. YGH used proceeds from the refinanced mortgage secured by Younan Central Plaza to acquire Chung Hsien International L.P.’s interests in 4041 Central Plaza, LLC. Pursuant to this transaction, 4041 Central Plaza, LLC, which owns Younan Central Plaza, is wholly owned by YGH. YGH is currently owned by Mr. Younan and certain third parties, and our operating partnership will acquire YGH through a merger of YGH with and into our operating partnership in connection with the formation transactions in exchange for common units.

•	Prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (1) One Graystone Centre, L.P., a Texas limited partnership, the entity that owns One Graystone Centre, a 301,378 rentable square foot office building located in Dallas, Texas, (2) YPI 1010 Lamar, LLC, a Delaware limited liability company, the entity that owns 1010 Lamar, a 263,385 rentable square foot office building located in Houston, Texas and (3) Younan Plaza, LLC, a Delaware limited liability company, the entity that owns 6464 Savoy, an 180,236 square foot unoccupied office building located in Houston, Texas which was damaged during Hurricane Ike in September 2008. In conjunction with this offering, our operating partnership will enter into (1) a property management and leasing agreement with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC pursuant to which our operating partnership will operate and manage One Graystone Centre, 1010 Lamar and 6464 Savoy, and (2) an option agreement with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC pursuant to which our operating partnership will obtain both an option and right of first refusal to acquire One Graystone Centre, 1010 Lamar and 6464 Savoy. The terms pursuant to which the option and right of first refusal may be exercised by our operating partnership are described in “Business and Properties — Option Properties.”

•	In addition, prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (1) Mr. Younan’s interest in a $22.9 million mezzanine note that is secured by Thanksgiving Tower, or the Thanksgiving Tower Mezz Note, (2) a $6.5 million B-note, or the Orange Mezz Note, which our predecessor company acquired for $3.0 million, that is secured by an office property located in Orange County, California, (3) an approximately 5.48 acre parcel of real property upon which a former AMC movie theater is located and which constitutes a portion of the real property located at 9400 Central Expressway, (4) an approximately 0.058 acre parcel of real property upon which an advertising billboard is located and which is adjacent to the real property located at Energy Square II, and (5) one parcel of land located in Dallas Fort-Worth and two residential real estate assets in Los Angeles and Dallas Fort-Worth. The borrower on the Orange Mezz Note is currently in default and our predecessor has fully reserved the Orange Mezz Note in its historical financial statements included elsewhere in this prospectus. With respect to the former AMC movie theater site at 9400 Central Expressway, upon completion of this offering and the formation transactions, legal title to such site will be vested in a subsidiary of our operating partnership as agent for the applicable indirect equity owners, including Mr. Younan, but beneficial and economic ownership (including risk of loss and all liabilities) will have been transferred to such indirect equity holders pursuant to a customary agency and title holding agreement. Upon completion of a subdivision of such site, legal title will be transferred to such indirect equity holders.

•	Zaya Younan has entered into a representation, warranty and indemnity agreement, pursuant to which Mr. Younan made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties. For purposes of satisfying any indemnification claims, Mr. Younan will deposit into escrow shares of our common stock and common units, which, based on the midpoint of the range set forth on the cover of this prospectus, is valued at $ and is equal to ten percent (10%) of the consideration payable to Mr. Younan and his affiliates in the formation transactions. Mr. Younan has no obligation to increase the amount of cash, common stock and/or common units in the escrow in the event the trading price of our common stock drops below the initial public offering price. Any and all amounts remaining in the escrow will be distributed to Mr. Younan after one year from the closing to the extent that claims have not been made against the escrow. If any claim for indemnification is made within such one-year period, all or a portion of the indemnity amount will be held until resolution of such claim, at which time any amounts not used to satisfy such claim will be returned to Mr. Younan. Such indemnification is subject to a one-time aggregate deductible of $500,000 and a cap equal to the value of the consideration in the escrow. Other than Zaya Younan, none of the prior investors or the entities being acquired in the formation transactions will provide any indemnity with respect to such representations and warranties.

•	In connection with the foregoing transactions, we anticipate repaying approximately $602.4 million of debt and other obligations and paying approximately $1.3 million in related loan assumption fees. In addition, as a result of the financing transactions described in the next paragraph, including the use of proceeds therefrom, we expect to have approximately $505.7 million of total debt outstanding upon completion of this offering, the formation transactions and the financing transactions.

•	In conjunction with this offering, we anticipate entering into financing transactions, including a $190 million secured term loan credit facility, the net proceeds of which will be used to refinance selected fixed and variable rate mortgage debt, and a $150 million secured revolving credit facility, of which we expect $150 million to be available to us at the time of this offering, unless the initial public offering price of our common stock is below the midpoint of the range of prices on the cover of this prospectus. We expect to use the $150 million secured revolving credit facility to fund future capital expenditures related to lease-up, acquisitions and general corporate purposes.

•	In connection with the foregoing transactions, we expect to adopt a cash and equity-based incentive award plan and other incentive plans for our directors, officers, employees and consultants. We expect that an aggregate of shares of our common stock will be available for issuance under awards granted pursuant to the Incentive Award Plan. See “Executive Compensation.”

Consequences of This Offering and the Formation Transactions

The completion of this offering and the formation transactions will have the following consequences. All amounts are based on the midpoint range set forth on the cover of this prospectus:

•	Our company and our operating partnership will directly own all of the assets contributed by our Predecessor as part of the formation transactions.

•	Purchasers of shares of our common stock in this offering will own % of our outstanding common stock, or % on a fully diluted basis. If the underwriters’ overallotment option is exercised in full, purchasers of shares of our common stock in this offering will own % of our outstanding common stock, or % on a fully diluted basis.

•	Our continuing investors, including Zaya Younan and his affiliates, other executive officers and directors will own % of our outstanding common stock and units of partnership interest in our operating partnership, or units, or % of our outstanding common stock and units on a fully diluted basis. If the underwriters’ overallotment option is exercised in full, our continuing investors, including Mr. Younan and his affiliates, other executive officers and directors, will own % of our outstanding common stock and units, or % on a fully diluted basis.

•	The employees of our predecessor company will become our employees.

•	We expect to have total consolidated indebtedness of approximately $505.7 million.

Our Structure

The following diagram depicts our ownership structure upon completion of this offering and the formation transactions. Our operating partnership will own 100% of the properties, directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings.

(1)	On a fully diluted basis, our public stockholders will own % of our outstanding common stock, Mr. Younan, affiliates of Mr. Younan, management and directors will own % of our outstanding common stock and our other continuing investors as a group will own % of our outstanding common stock.

(2)	If the underwriters exercise their overallotment option in full, on a fully diluted basis, our public stockholders will own % of our outstanding common stock, Mr. Younan, affiliates of Mr. Younan, management and directors will own % of our outstanding common stock and our other continuing investors as a group will own % of our outstanding common stock.

(3)	If the underwriters exercise their overallotment option in full, our public stockholders, Mr. Younan, affiliates of Mr. Younan, management and directors and other continuing investors will own %, % and %, respectively, of our outstanding common stock, and we, Mr. Younan, affiliates of Mr. Younan and management and other continuing investors will own %, % , and %, respectively, of the outstanding common units and LTIP units.

Benefits to Related Parties

In connection with this offering and the formation transactions, Zaya Younan, our Chairman, Chief Executive Officer and President, and certain of our directors and executive officers will receive material benefits described in “Certain Relationships and Related Transactions” including the following:

•	Concurrently with the completion of this offering, Mr. Younan will purchase a number of shares of our common stock equal to $1 million divided by the midpoint of the range of prices set forth on the cover of this prospectus at a price per share equal to the initial public offering price and without payment by us of any underwriting discount. The proceeds will be contributed to our operating partnership in exchange for the units.

•	Mr. Younan and affiliates will own % of our outstanding common stock, or % on a fully diluted basis.

•	In 2008 and 2009, Younan Investment Properties, L.P., an entity owned by Mr. Younan and affiliates, purchased the ownership interests of various investors in asset entities for an aggregate purchase price of approximately $18.0 million. Mr. Younan and affiliates will receive shares of our common stock or common units in this offering and the formation transactions with a value of $ million in exchange for such ownership interests.

•	YPI S/WL LLC, a Delaware limited liability company owned by Mr. Younan and an affiliate, has agreed to acquire all of the interests in YPI 2323 Shepherd, LLC, a Delaware limited liability company, and YPI 1700 W. Loop, LLC, a Delaware limited liability company, from Passco/Younan Opportunity Fund I, LLC, a Delaware limited liability company, or Passco, for approximately $12.9 million (including the payment of a $300,000 disposition fee to Passco). Our operating partnership will acquire the rights and obligations pursuant to such agreement through a merger of YPI S/WL LLC with and into our operating partnership in connection with the formation transactions in exchange for common units. Mr. Younan is a member of Passco, and in such capacity will receive approximately $1.2 million of the consideration payable to Passco. Additionally, on September 13, 2010, YGH Investments, LLC, a California limited liability company, or YGH, acquired the interest held by Chung Hsien International, L.P., a Texas limited partnership, in 4041 Central Plaza, LLC, for a payment of $16.3 million. YGH used proceeds from the refinanced mortgage secured by Younan Central Plaza to acquire Chung Hsien International L.P.’s interests in 4041 Central Plaza, LLC. Pursuant to this transaction, 4041 Central Plaza, LLC, which owns Younan Central Plaza, is wholly owned by YGH. YGH is currently owned by Mr. Younan and certain third parties, and our operating partnership will acquire YGH through a merger of YGH with and into our operating partnership in connection with the formation transactions in exchange for common units with a value of $ million.

•	Prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (1) One Graystone Centre, L.P., a Texas limited partnership, the entity that owns One Graystone Centre, a 301,378 rentable square foot office building located in Dallas, Texas, (2) YPI 1010 Lamar, LLC, a Delaware limited liability company, the entity that owns 1010 Lamar, a 263,385 rentable square foot office building located in Houston, Texas and (3) Younan Plaza, LLC, a Delaware limited liability company, the entity that owns 6464 Savoy.

•	In addition, prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (i) Mr. Younan’s interest in a $22.9 million mezzanine note that is secured by Thanksgiving Tower, (ii) a $6.5 million B-note which our predecessor company acquired for $3.0 million that is secured by an office property located in Orange County, California, (iii) an approximately 5.48 acre parcel of real property upon which a former AMC movie theater is located and which constitutes a portion of the real property located at 9400 Central Expressway, (iv) an approximately 0.058 acre parcel of real property upon which an advertising billboard is located and which is adjacent to the real property located at Energy Square II and (v) one parcel of land located in Dallas-Fort Worth and two residential real estate assets in Los Angeles and Dallas-Fort Worth. In connection with the repayment of the $22.9 million mezzanine note, Mr. Younan will receive $9.2 million. With respect to the former AMC movie theater site at 9400 Central Expressway, upon completion of this offering and the formation transactions legal title to such site will be vested in a subsidiary of our operating partnership as agent for the applicable indirect equity owners, including Mr. Younan, but beneficial and economic ownership (including risk of loss and all liabilities) will have been transferred to such indirect equity holders pursuant to a customary agency and title holding agreement. Upon completion of a subdivision of such site, legal title will be transferred to such indirect equity holders.

•	Our operating partnership will enter into an option agreement with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC, entities that are controlled by Mr. Younan, giving our operating partnership options to acquire One Graystone Centre, 1010 Lamar and 6464 Savoy and granting rights of first refusal on One Graystone Centre, 1010 Lamar and 6464 Savoy. See “Business and Properties—Option Properties.”

•	We intend to enter into a property management and leasing agreement with each of One Graystone Centre L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC. See “Certain Relationships and Related Transactions—Property Management and Leasing Agreements.”

•	One Graystone Centre, 1010 Lamar and 6464 Savoy will be included under the blanket insurance policy that covers all of the properties in our portfolio in exchange for prenegotiated premium payments by One Graystone Centre L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC.

•	In May 2010, Mr. Younan made a loan to our predecessor company in the principal amount of $3.4 million pursuant to a demand promissory note. The proceeds of the Younan loan were applied by our predecessor company to repay certain mezzanine indebtedness and certain other fees and expenses relating to KPMG Centre. The obligations of our predecessor company under the Younan loan were subsequently assigned to an indirect subsidiary of our predecessor company. At the completion of this offering, all obligations under this note will be repaid with a portion of the proceeds of this offering.

•	In connection with the completion of this offering, we will enter into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions, including Mr. Younan.

•	We will enter into a tax protection agreement with Mr. Younan and affiliates (and certain other limited partners of our operating partnership) pursuant to which we agree to indemnify Mr. Younan and affiliates and such other limited partners against adverse tax consequences in connection with our sale of six specified properties in a taxable transaction until the tenth anniversary of the closing of the formation transactions (or, if earlier, the date on which Mr. Younan and affiliates or such other limited partners, as applicable, sells 50% or more of the units originally received by them in the formation transactions). In addition, if we fail to offer Mr. Younan an opportunity to guarantee up to approximately $40 million of our outstanding property indebtedness, we will be required to indemnify Mr. Younan against any resulting adverse tax consequences to him.

•	We intend to enter into employment agreements with certain of our executive officers, including Mr. Younan, our Chairman, Chief Executive Officer and President, Mr. Peddicord, our Chief Operating Officer, and Mr. Gavinet, our Chief Financial Officer.

•	We intend to enter into indemnification agreements with certain of our directors and officers, including Mr. Younan.

•	We intend to adopt an incentive award plan, under which we may grant cash or equity incentive awards to our executive officers and directors. See “Executive Compensation—Elements of Compensation—Equity Awards.”

•	We will repay the debt encumbering certain properties acquired from Mr. Younan and certain affiliates as part of the formation transactions, including the payment of assumption, prepayment and defeasance fees.

•	We intend to seek to enter into agreements that provide for the release of personal debt guaranties provided by Mr. Younan with respect to indebtedness that we repay upon closing of this offering and indebtedness that we assume.

•	Our operating partnership will enter into an undertaking and indemnification agreement with Mr. Younan, pursuant to which our operating partnership will indemnify Mr. Younan for any amounts that Mr. Younan is obligated to pay in his capacity as guarantor or indemnitor under certain guaranties, environmental indemnities and other agreements as specified in the undertaking and indemnification agreement. Our operating partnership’s obligation to indemnify Mr. Younan pursuant to the undertaking and indemnification agreement is separate and apart from Mr. Younan’s obligation to indemnify us in the event of a breach of the representations and warranties contained in the representation, warranty and indemnity agreement and the related escrow agreement. See “Structure and Formation of our Company.”

•	We intend to assume and repay the outstanding balances on two unsecured lines of credit that are currently personally guaranteed by Mr. Younan. These lines of credit had outstanding balances of $1.8 million and $1.7 million as of June 30, 2010.

Restrictions on Transfer

Under the partnership agreement, holders of common units do not have redemption or exchange rights for a period of 14 months after first acquiring units and, except under limited circumstances, may not otherwise transfer their common units during such period without our consent. Thereafter, a limited partner may transfer some or all of its common units to accredited investors, within the meaning of Rule 501 under the Securities Act of 1933, as amended, or the Securities Act, subject to, among other conditions, minimum transfer restrictions and our right of first refusal. In addition, our senior officers and directors have agreed with the underwriters not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 365 days after the completion of this offering without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC.

Restrictions on Ownership of Our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter generally prohibits any person from actually or constructively owning more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock and 9.8% in value of the aggregate of the outstanding shares of our stock. Our charter provides that our board of directors is permitted, and in some cases required, to grant exceptions from these limits if, among other limitations, such exceptions will not cause us to fail to qualify as a REIT.

Conflicts of Interest

Following the completion of this offering and the formation transactions, conflicts of interest may arise with respect to certain transactions between the holders of common units and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units, which would make those transactions less desirable to certain holders of such common units. Mr. Younan will hold both common units and shares of our common stock upon completion of this offering and the formation transactions.

Mr. Younan has ownership interests, directly or indirectly, in our predecessor company, Younan Investment Properties, L.P., a Delaware limited partnership, and the entities that own the properties that we will acquire in the formation transactions. Pursuant to a representation, warranty and indemnity agreement that we have entered into with Mr. Younan as part of the formation transactions, Mr. Younan made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties. For purposes of satisfying any indemnification claims, Mr. Younan will deposit into an escrow           shares of our common stock and      common units, which, based on the midpoint of the range of prices shown on the cover of this prospectus, is valued at $           and is equal to ten percent (10%) of the consideration payable to Mr. Younan and his affiliates in the formation transactions. Such indemnification is limited, however, to the amount deposited into the escrow and furthermore is subject to a one-time aggregate $500,000 deductible and a cap equal to the value of the consideration in the escrow. See “Risk Factors—Risks Related to Our Organizational Structure—We may pursue enforcement of the terms of the formation transaction documents less vigorously because of conflicts of interest with certain of our officers.” In addition, we expect that Mr. Younan will agree, among other things, not to engage in certain business activities in competition with us during the term of his employment and for one year thereafter. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationship with Mr. Younan.

We did not conduct arm’s-length negotiations with Mr. Younan with respect to the terms of the formation transactions. In the course of structuring the formation transactions, Mr. Younan had the ability to influence the type and level of benefits that he will receive from us. In addition, we have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors, including Mr. Younan, in connection with the formation transactions. As a result, the price to be paid by us to the prior investors, including Mr. Younan, for the acquisition of the assets in the formation transactions may exceed the fair market value of those assets.

In addition, pursuant to a tax protection agreement, we have agreed to indemnify Mr. Younan and affiliates and certain other limited partners of our operating partnership against adverse tax consequences to them in the event that we sell, exchange or otherwise dispose of six of our properties in a taxable transaction until the tenth anniversary of the closing of the formation transactions (or, if earlier, the date on which such a limited partner, including Mr. Younan and his affiliates, sells (other than certain permitted dispositions) 50% or more of the common units originally received by such limited partner in the formation transactions). In addition, under the tax protection agreement, if we fail to offer Mr. Younan an opportunity to guarantee up to approximately $40 million of our outstanding property indebtedness, we will be required to indemnify Mr. Younan against any resulting adverse tax consequences to him. The tax indemnities granted to Mr. Younan and certain other limited partners of our operating partnership may affect the way in which we conduct our business, including when and under what circumstances we sell restricted properties or interests therein during the restriction period. If we were to trigger the tax protection provisions under these agreements, we would be required to pay an amount equal to the taxes owed by these investors (plus an additional amount equal to the taxes incurred as a result of such payment). See “Risk Factors — Our tax protection agreement could limit our operating flexibility and ability to sell or otherwise dispose of certain properties.”

Upon completion of this offering, our operating partnership will enter into option agreements with each of One Graystone Centre L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC, entities that are controlled by Mr. Younan, which gives our operating partnership the right to acquire One Graystone Centre, 1010 Lamar and 6464 Savoy, or to exercise its rights of first refusal on One Graystone Centre, 1010 Lamar and 6464 Savoy. It could be economically beneficial to Mr. Younan if our operating partnership elects to exercise these options or rights of first refusal.

We have adopted policies that are designed to eliminate or minimize certain potential conflicts of interests, and the limited partners of our operating partnership have agreed that, in the event of a conflict between the interests of us or our stockholders and the interests of our operating partnership or any of its limited partners, we are under no obligation not to give priority to the separate interests of our company or our stockholders. See “Policies with respect to Certain Activities—Conflict of Interest Policies” and “Description of the Partnership Agreement of Younan Properties, L.P.”

Certain affiliates of the underwriters will be lenders under a facility that provides us with a $150 million secured revolving credit facility and a $190 million secured term loan credit facility upon the completion of this offering. In their capacity as lenders, these affiliates of the underwriters will receive certain financing fees in connection with the secured credit facilities in addition to the underwriting discounts and commissions that may result from this offering. This creates potential conflicts of interest for the underwriters because such underwriters and their affiliates have additional interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive. In addition, approximately $54 million in the aggregate will be repaid to affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of our underwriters, at or prior to the completion of this offering under five separate outstanding loans. These transactions create a potential conflict of interest because the underwriters have an interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive.

This Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares(1)

Common stock and units to be outstanding after this offering	shares/units(1)(2)

Common stock and units to be outstanding after this offering, assuming full exercise of the underwriters’ overallotment option	shares/units(1)(2)

Use of proceeds	We intend to use the net proceeds of this offering to repay outstanding indebtedness, fund the acquisition of certain non-controlling equity interests, and for general corporate purposes, including future tenant improvements and leasing commissions.

Proposed New York Stock Exchange symbol	“YPI”

(1)	Includes shares to be purchased by Mr. Younan at the initial public offering price. Excludes shares available for future issuance under our stock incentive plan.

(2)	Includes common units and LTIP units expected to be outstanding following the completion of the formation transactions.

Distribution Policy

We intend to pay cash dividends to holders of our common stock. We intend to pay a pro rata dividend with respect to the period commencing on the completion of this offering and ending          , 2010 based on $      per share for a full quarter. On an annualized basis, this would be $      per share, or an annual distribution rate of approximately     %, based on the midpoint of the range set forth on the cover of this prospectus. We intend to maintain our initial dividend rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law, our results of operations and the distribution requirements for our qualification as a REIT for federal income tax purposes. We may in the future also choose to pay dividends in shares of our own stock. See “Material U.S. Federal Income Tax Considerations” and “Risk Factors — Risks Related to Our Status as a REIT — We may in the future choose to pay dividends in shares of our own stock, in which case you may be required to pay tax in excess of the cash you receive.” Also, we may be required to borrow under our secured revolving credit facility to make distribution payments under certain circumstances, including if the underwriters’ overallotment option is exercised. We do not intend to reduce the expected dividend per share if the underwriters’ overallotment option is exercised; however, this could require us to borrow under our second revolving credit facility.

Our Tax Status

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2010. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Material U.S. Federal Income Tax Considerations.”

Summary Selected Financial Data

The following table sets forth summary selected financial and operating data on a historical combined basis for our “Predecessor.” Our Predecessor is comprised of Younan Properties, Inc., a California corporation, YGH Investments, LLC, a California limited liability company, YPI 555 St. Charles Fund, LLC, a Delaware limited liability company, YGAZ, LLC, a California limited liability company and One Graystone GP, LLC, a Texas limited liability company, and their consolidated subsidiaries that own directly or indirectly 36 office properties. We refer to these entities and their subsidiaries as the “Ownership Entities.” Each of the Ownership Entities currently owns, directly or indirectly, one or more office properties. Upon completion of this offering and the formation transactions, we will acquire 33 of our Predecessor’s 36 office properties and assume the ownership and operation of their businesses. We have not presented historical information for Younan Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of the company and activity in connection with this offering and because we believe that a discussion of the results of Younan Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our historical combined financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical combined balance sheet information as of December 31, 2009 and 2008 of our Predecessor and the combined statements of operations information for each of the three years in the period ended December 31, 2009 of our Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus. The historical combined balance sheet information as of June 30, 2010 and the combined statements of operations information for the six months ended June 30, 2010 and 2009 of our Predecessor have been derived from the historical unaudited combined financial statements included elsewhere in this prospectus. The historical combined balance sheet information as of December 31, 2007, 2006 and 2005 and the combined statements of operations information for the years ended December 31, 2006 and 2005 have been derived from the unaudited combined financial statements of our Predecessor. In the opinion of the management of our company, the historical combined balance sheet information as of December 31, 2007, 2006 and 2005 and the historical combined statements of operations for the years ended December 31, 2006 and 2005 include all adjustments necessary to present fairly the information set forth therein.

Our unaudited selected pro forma consolidated financial statements and operating information as of and for the six months ended June 30, 2010 and for the year ended December 31, 2009 assume completion of this offering and the formation transactions as of January 1, 2009 for the operating data and as of June 30, 2010 for the balance sheet data. We have determined that one of our Predecessor entities, Younan Properties, Inc., a California corporation, is the acquirer for accounting purposes. In addition, we have concluded that the contribution of any interests by the owners of the other Ownership Entities including YGH Investments, LLC, YPI 555 St. Charles Fund, LLC and YGAZ, LLC is a transaction between entities under common control since our Chairman, Chief Executive Officer and President, Zaya Younan, owns the controlling interest in each of the Predecessor entities which, in turn, own a controlling interest in each of the remaining Ownership Entities prior to the completion of the offering, the concurrent private placement and the formation transactions. We have determined that Mr. Zaya Younan has control in each of the Predecessor entities since he is either the sole shareholder as in the case of Younan Properties, Inc., a California corporation, or is the managing member of YGH Investments, LLC, YPI 555 St. Charles Fund, LLC and YGAZ, LLC and would otherwise consolidate the Predecessor entities in accordance with U.S. generally accepted accounting principles. As a result, the contribution of interests in each of the Ownership Entities will be recorded at historical cost. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma			Pro Forma
	Consolidated	Historical Combined		Consolidated	Historical Combined
	2010	2010	2009	2009	2009	2008	2007	2006	2005
	(In thousands, except per share data)
	(Unaudited)	(Unaudited)		(Unaudited)				(Unaudited)

Statement of Operations Data:
Rental revenues	$70,131	$73,320	$74,167	$141,477	$147,533	$149,760	$117,435	$59,972	$21,097
Tenant recoveries	12,473	12,890	17,334	34,083	35,027	34,640	26,299	9,434	1,368
Other property revenues	3,089	3,358	4,982	7,371	7,856	4,745	4,001	2,973	39

Total property revenues	85,693	89,568	96,483	183,931	190,416	189,145	147,735	72,379	22,504
Property operating expenses	24,448	25,812	28,745	59,847	63,279	63,422	46,093	21,801	8,256
Real estate taxes	11,566	11,985	14,194	24,233	25,958	28,303	24,388	12,684	3,622
General and administrative expenses	3,777	2,773	964	3,877	1,900	4,042	4,253	3,478	2,361
Depreciation and amortization	25,306	26,669	28,159	52,408	55,633	60,211	52,518	29,826	9,214

Total operating expenses	65,097	67,239	72,062	140,365	146,770	155,978	127,252	67,789	23,453
Operating income	20,597	22,329	24,421	42,566	43,646	33,167	20,483	4,590	(949)
Interest income and other expense	147	4	922	1,146	1,855	(25)	2,014	979	212
Interest expense	(13,946)	(25,255)	(25,709)	(28,050)	(51,917)	(64,066)	(54,217)	(24,075)	(6,490)
Casualty gain (loss)	—	—	—	1,131	7,315	(123)	—	—	—
Other gain (loss)	—	—	—	—	(3,536)	6,248	—	—	(64)

Income (loss) from continuing operations	$6,797	$(2,922)	$(366)	$16,793	$(2,637)	$(24,799)	$(31,720)	$(18,506)	$(7,291)
Balance Sheet Data (at period end)(1):
Net investment in real estate	$937,452	$1,003,278			$1,032,630	$1,059,234	$1,060,519	$668,437	$296,340
Total assets	1,017,598	1,077,294			1,115,164	1,130,910	1,168,994	775,587	350,343
Total debt	505,671	929,920			946,277	940,121	969,730	655,284	273,397
Total liabilities	585,758	1,013,690			1,038,242	1,053,312	1,086,914	706,725	297,656
Total equity	431,840	63,604			76,922	77,598	82,080	68,862	52,687
Total liabilities and equity	1,017,598	1,077,294			1,115,164	1,130,910	1,168,994	775,587	350,343
Per Share Data:
Pro forma basic earnings per share	$			$
Pro forma diluted earnings per share	$			$
Pro forma weighted average shares — basic
Pro forma weighted average shares — diluted
Other Data:
Funds from operations(2)	$32,103	—	—	$69,201	—	—	—	—	—

(1)	Balance sheet data as of June 30, 2010 as well as December 31, 2007, 2006 and 2005 has been derived from the unaudited combined financial statements of our Predecessor.

(2)	We calculate funds from operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. As FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. For a reconciliation to FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations.”

Risk Factors

Investment in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our portfolio of properties depends upon regional and local economic conditions and is geographically concentrated in Texas, Illinois, Arizona and California, which may cause us to be more susceptible to adverse developments in those markets.

Our properties are located in Texas, Illinois, Arizona and California, and the majority (29 out of the total 33) are concentrated in Texas and Illinois, which exposes us to greater economic risks than if we owned properties in more diverse geographic regions. Moreover, because our portfolio of properties consists primarily of office space, a decrease in the demand for office space may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. We are susceptible to adverse developments in the markets in which we operate (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, increased telecommuting, terrorist targeting of high-rise structures, infrastructure quality, state budgetary constraints and priorities, increases in real estate and other taxes, costs of complying with government regulations or increased regulation and other factors) and the oversupply of or reduced demand for office space. As of June 30, 2010, the Dallas-Fort Worth, Chicago and Houston markets represented 49.0%, 23.7% and 19.4%, respectively, of the annualized rent of the properties in our portfolio. As a result, we are particularly dependent upon the local economic conditions in these markets, including local real estate conditions, and any negative changes in conditions in these markets will impact our overall performance. All of these markets experienced downturns within recent years. If there is a further downturn in the economy in any of these markets, our operations and our revenue and cash available for distribution, including cash available to pay distributions to our stockholders, could be materially adversely affected. We cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of office properties. Our operations may also be affected if competing properties are built in any of these markets. Additionally, submarkets within any of our target markets may be dependent upon a limited number of industries. Any adverse economic or real estate developments in any of our regional markets, or any decrease in demand for office space resulting from the regulatory environment, business climate or energy or fiscal problems, could adversely impact our financial condition, results of operations, cash flow, our ability to satisfy our debt service obligations and our ability to pay distributions to our stockholders.

We depend on significant tenants that may be costly or difficult to replace and whose loss may have a material negative impact on our business.

As of June 30, 2010, the ten largest tenants in our property portfolio represented approximately 24.5% of the total annualized rent generated by our properties. As of June 30, 2010, our largest tenants by annualized rent were ConocoPhillips Co., Career Builder, LLC, KPMG, LLP, the U.S. Government, Gardere, Wynne, Sewell, LLP, Bank of America and Greyhound Lines, Inc. These tenants leased approximately 1.3 million square feet of rentable space as of June 30, 2010. Our tenants may experience a downturn in their businesses, which may weaken their financial condition and result in their failure to make timely rental payments or their default under their leases. If any tenant defaults or fails to make timely rent payments, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. This risk would be particularly significant if one of our largest tenants were to default under its lease. In addition, if one or more of our tenants terminate or fail to renew their leases with us and we cannot find new tenants to utilize this space at the same rental rates, the expiration of these leases, as well as any future expirations, could have a material negative impact on our business. The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the U.S. Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Even so, our claim for unpaid rent would likely not be paid in full. Our revenue and cash available for distribution to you could be materially adversely affected if any of our significant tenants were to suffer a downturn in their business, fail to renew their leases at all or renew on terms less favorable to us than their current terms or become bankrupt or insolvent.

The price we will pay for assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and exceed their aggregate historical combined, net tangible book value of approximately $11.0 million as of June 30, 2010.

We have not obtained any third-party appraisals of the properties and other assets to be acquired by us in connection with this offering or the formation transactions. The value of the cash, common units and shares of our common stock that we will pay or issue as consideration for the assets that we will acquire will increase or decrease if our common stock is priced above or below the midpoint of the estimated price range set forth on the cover of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters based on the history and prospects for the industry in which we compete, our financial information, the ability of our management, our business potential and earning prospects, the prevailing securities markets at the time of this offering, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies. The initial public offering price does not necessarily bear any relationship to the book value or the fair market value of such assets. As a result, the price to be paid by us for the acquisition of the assets in the formation transactions may exceed the fair market value of those assets. The aggregate historical combined net tangible book value of the assets to be acquired by us in the formation transactions was approximately $11.0 million as of June 30, 2010.

We are assuming liabilities in connection with the formation transactions, including unknown liabilities.

As part of the formation transactions, we will assume existing liabilities of our Predecessor, including, but not limited to, liabilities in connection with our properties, some of which may be unknown or unquantifiable at the time this offering is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to this offering, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. In connection with the formation transactions, we entered into a representation, warranty and indemnity agreement with Zaya Younan, our Chairman, Chief Executive Officer and President, pursuant to which he made limited representations and warranties to us regarding potential material adverse impacts on the properties and entities to be acquired by us in the formation transactions and agreed to indemnify us with respect to claims for breaches of those representations and warranties brought by us within one year of the completion of this offering. However, such indemnification is limited to ten percent of the consideration payable to Mr. Younan and his affiliates in the formation transactions and is subject to a $500,000 deductible and a cap equal to the value of the consideration in the escrow. Such shares and/or common units will be deposited into an escrow fund at the closing of the formation transactions. Mr. Younan is not required to add shares of our common stock or common units to the escrow in the event that the value of our common stock (and therefore, the common units) decreases. Accordingly, such indemnification may not be sufficient to cover all liabilities assumed, and we are not entitled to indemnification from any other sources in connection with the formation transactions. In addition, because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against Mr. Younan for these liabilities. See “Structure and Formation of Our Company.”

If current market and economic conditions do not improve, our business, results of operations, cash flows, financial condition and access to capital may be adversely affected.

Recent market and economic conditions have been unprecedented and challenging, with significantly tighter credit conditions, a nation-wide recession and widespread unemployment. Continuing concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage markets and declining demand within the residential and commercial real estate markets have contributed to increased market volatility and diminished expectations for the U.S. and global economies. Added concerns, including new regulations, higher taxes, and rising interest rates, fueled by federal government interventions in the U.S. credit markets have led to increased uncertainty and instability in the capital and credit markets. These conditions, combined with volatile oil prices and declining business and consumer confidence have contributed to historic levels of market volatility. If economic conditions do not improve, the demand for office space, rental rates and property values may continue to decrease. Even if general economic conditions in the United States begin to improve, our industry may not necessarily follow upward trends of the general economy.

As a result of these conditions, the cost and availability of credit, as well as suitable acquisition and disposition opportunities and capitalization rates for buyers, have been and will likely continue to be adversely affected for the foreseeable future in all markets in which we own properties and conduct our operations. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Such actions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our tenants. If these market and economic conditions continue, they may limit our ability, and the ability of our tenants, to replace or renew maturing liabilities on a timely basis or access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our, and our tenants’, financial condition and results of operations.

In order to maintain our REIT status for U.S. federal income tax purposes, we must distribute at least 90% of our REIT taxable income to our stockholders annually, which makes us dependent upon external sources of capital. If we do not have sufficient cash flow to continue operating our business and are unable to borrow additional funds, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, curtailing acquisitions and redevelopment activity, further decreasing our distribution levels or paying a portion of our dividends in our own common stock, disposing of one or more of our properties possibly on disadvantageous terms, or entering into or renewing leases on less favorable terms than we otherwise would.

Payments on approximately $505.7 million of our expected total debt upon completion of this offering will reduce cash available for distribution, including cash available to pay distributions to our stockholders, and may expose us to the risk of default under our debt obligations.

Upon completion of this offering, we anticipate that our pro forma total consolidated indebtedness will be approximately $505.7 million, and we may incur significant additional debt to finance future acquisition and development activities. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or pay distributions to our stockholders necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon emerging acquisition opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a significant portion of our debt bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties or our interests in the entities that own the properties that secure their loans and receive an assignment of rents and leases;

•	we may be at a competitive disadvantage compared to our competitors that have less debt;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

•	our default under any one of our mortgage loans with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, per share trading price of our common stock, and our ability to satisfy our debt service obligations could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Existing loan agreements contain, and future financing arrangements will likely contain, restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

We are subject to certain restrictions pursuant to the restrictive covenants of our outstanding indebtedness, which may affect our distribution and operating policies and our ability to incur additional debt. Loan documents evidencing our existing indebtedness contain, and loan documents entered into in the future will likely contain, certain operating covenants that limit our ability to further mortgage the property or discontinue insurance coverage. In addition, the loan documents generally contain restrictive covenants which may include, among others, financial covenants, including certain debt service coverage and leverage ratios, as well as covenants limiting the ability of the subsidiary borrower to incur additional secured and unsecured indebtedness, make dividend payments, sell all or substantially all of its assets, engage in mergers and consolidations, and consummate certain acquisitions. In addition, failure to meet any of these covenants, including the financial coverage ratios, could cause an event of default under and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which may materially adversely affect our financial condition, results of operations, cash flow and cash available for distribution and our ability to satisfy our debt service obligations.

As of June 30, 2010, leases representing 3.2% of the rentable square feet of the properties in our portfolio were month-to-month leases or were scheduled to expire in 2010 and an additional 27.1% of the rentable square feet of the properties in our portfolio was available to be leased. We cannot assure you that leases will be renewed or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not lease vacant space or re-lease a significant portion of our available space and space for which leases are scheduled to expire, our financial condition, results of operations, cash flow, cash available for distribution, including cash available to pay dividends to our stockholders, per share trading price of our common stock, and our ability to satisfy our debt service obligations could be materially adversely affected.

Our growth depends on external sources of capital and without which we may be unable to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions necessary to maintain our REIT qualification.

In order to maintain our qualification as a REIT, we are required under the Code to annually distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may need to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Our success depends on Zaya Younan, our Chairman, Chief Executive Officer and President, whose continued service is not guaranteed, and the loss of Mr. Younan’s services may have a material adverse effect on our business.

Our success depends to a significant degree upon the contributions of Mr. Younan, who would be difficult to replace. Mr. Younan is important to our success for many reasons, including his extensive market knowledge, substantial influence over our operational, financing, acquisition and disposition activity and a reputation in our industry that attracts investment opportunities and assists us in negotiations with investors, lenders, existing and potential tenants and industry personnel. If we lost Mr. Younan’s services, our business and investment opportunities and our relationships with investors, lenders, existing and prospective tenants and industry personnel could suffer. We intend to enter into an employment agreement with Mr. Younan, but have not obtained and do not expect to obtain key man life insurance for him. Further, such a loss could be negatively perceived in the capital markets, which could reduce the market value of our common stock.

We also believe that, as we expand, our future success depends, in large part, upon our ability to hire and retain highly skilled managerial, investment, financing, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel.

We have no experience operating as a public company or a REIT, which may adversely affect our results of operations, the per share trading price of our common stock and our ability to satisfy our debt service obligations.

We were formed on March 26, 2010 and have limited operating history as a REIT. In addition, we have no experience operating as a publicly-traded REIT. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements and comply with the Sarbanes-Oxley Act of 2002. Failure to maintain REIT status would have an adverse effect on our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations.

Terrorist attacks in the major metropolitan areas in which we own properties could significantly impact the demand for, and value of, our properties.

Our portfolio contains properties in major metropolitan areas such as Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles each of which may be at risk for terrorism and threats of terrorism. Losses resulting from these types of events may not be insurable on a cost-effective basis or at all. Future terrorist attacks and other acts of terrorism or war would severely impact the demand for, and value of, our properties. Terrorist attacks in and around any of the major metropolitan areas in which we own properties also could directly impact the value of our properties through damage, destruction, loss, or increased security costs, and could thereafter materially impact the availability or cost of insurance to protect against such acts. A decrease in demand could make it difficult to renew or re-lease our properties at lease rates equal to or above historical rates. To the extent that any future terrorist attacks otherwise disrupt our tenants’ businesses, it may impair their ability to make timely payments under their existing leases with us, which would harm our operating results.

Potential losses may not be covered by our liability, fire, extended coverage, earthquake, business interruption and rental loss insurance.

We carry comprehensive liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under various insurance policies. We select policy specifications and insured limits which we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsured losses such as loss from riots, war or nuclear reaction. Some of our policies, like those covering losses due to terrorism and floods, are insured subject to limitations involving large deductibles or co-payments and policy limits which may not be sufficient to cover losses. Two of the properties we own are located in California, an area especially subject to earthquakes. While we carry earthquake insurance on most our properties, we do not carry earthquake insurance on our two properties located in Los Angeles, California, an area known to be subject to an increased risk of earthquakes, and in any event, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue insurance covering earthquakes, tornados, hurricanes and other natural disasters, civil unrest, terrorist acts or other acts of war on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage relative to the risk of loss. If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. We have not obtained and do not intend to obtain new or additional title insurance in connection with this offering and the formation transactions, including any so-called date down endorsements or other modifications to our existing title insurance policies.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Independent environmental consultants conducted a Phase I or similar environmental site assessment on most of our properties at the time of their acquisition or in connection with subsequent financings. Such Phase Is or similar environmental site assessments are limited in scope and may not include or identify all potential environmental liabilities or risks associated with the relevant properties. We have not obtained and do not intend to obtain new or updated Phase Is or similar environmental site assessments in connection with this offering and the formation transactions. Unless required by applicable laws or regulations, we may not further investigate, remedy or ameliorate the liabilities disclosed in the existing Phase I or similar environmental site assessments.

Some of our financing arrangements involve balloon payment obligations, which may adversely affect our ability to make distributions.

Some of our financing arrangements require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans become due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. We may be unable to refinance properties. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

If the initial public offering price of our common stock is below the midpoint of the range of prices on the cover of this prospectus, we will have reduced capital available to us under our secured revolving credit facility to fund acquisitions and for other general corporate purposes.

We have engaged Bank of America Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC to arrange a $150 million secured revolving credit facility. We expect the facility to have a term of three years and that we will have the option to extend the facility for one additional year if we meet specified requirements. We also expect the facility to have an accordion feature that may allow us to increase the availability thereunder by $50 million to $200 million. If the initial public offering price of our common stock is below the midpoint of the range of prices on the cover of this prospectus, the full amount of the $150 million secured revolving credit facility will not be available to us and we may have significantly less capital to finance property acquisitions, to fund working capital and capital expenditures, and for other general corporate purposes, including funding distributions to our stockholders, if necessary.

We expect to have approximately $505.7 million of outstanding consolidated long-term indebtedness upon completion of this offering and the formation transactions and are likely to continue to incur mortgage and other indebtedness, which may increase our business risks.

Upon completion of this offering and the formation transactions, we expect to have approximately $505.7 million of outstanding consolidated long-term indebtedness. We are likely to incur additional indebtedness to acquire properties or other real estate-related investments, to fund property improvements, and other capital expenditures or for other corporate purposes, such as to repurchase shares of our common stock through repurchase programs that our board of directors may authorize if conditions warrant or to fund future distributions to our stockholders. Significant borrowings by us increase the risks of an investment in us. For example, if there is a shortfall between the cash flow from properties and the cash flow needed to service our indebtedness, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. Although no such instances exist as of the date of this prospectus, in those cases, we could lose the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages or other indebtedness contain cross-collateralization or cross-default provisions, a default on a single loan could affect multiple properties. If any of our properties are foreclosed on due to a default, our ability to pay cash distributions to our stockholders will be limited.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Increases in interest rates would increase the amount of our variable rate debt payments and could limit our ability to pay dividends to our stockholders.

A portion of our indebtedness will be floating rate debt. In addition, as we draw on our secured revolving credit facility our floating rate debt exposure will increase. Therefore, increases in interest rates will reduce our cash flows and our ability to pay dividends to our stockholders. In addition, if we are required to repay existing debt during periods of higher interest rates, we may need to sell one or more of our investments in order to repay the debt, which might not permit realization of the maximum return on such investments.

Failure to hedge effectively against interest rate changes may adversely affect results of operations.

We seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest cap agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such an agreement is not legally enforceable. We have adopted a policy relating to the use of derivative financial instruments to hedge interest rate risks related to our borrowings. This policy governs our use of derivative financial instruments to manage the interest rates on our variable rate borrowings. Our policy states that we will not use derivatives for speculative or trading purposes and intend only to enter into contracts with major financial institutions based on their credit rating and other factors, but we may choose to change these policies in the future. At the time of this offering, we expect that a portion of our total indebtedness will be floating rate debt. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations.

If the ground leases for Meridian Bank Tower and Patriot Tower and its adjacent parking structure are not renewed or are terminated, we may lose our interests in the applicable property and/or parking structure.

We possess a leasehold interest in the land underlying Meridian Bank Tower and portions of the land underlying Patriot Tower and its adjacent parking structure. The ground lease for Meridian Bank Tower expires in 2062 and has a 99-year extension right exercisable at our option. There are four ground leases affecting Patriot Tower. Two of the ground leases relate to the office building and expire on the same day in 2071. The other two ground leases relate to portions of the adjacent parking structure that serves the office building and expire in 2050 and 2053 respectively, which is approximately 20 years before expiration of the ground leases relating to the office building. If the ground leases affecting portions of the parking structure expire or are terminated, the landlord under each such ground lease has the right to separate the portion of the parking structure which is on its land from the portion of the parking structure which is on adjoining land. If a landlord were to take such action, the cost thereof would be the responsibility of the tenant and the amount of parking spaces serving the property could be dramatically and permanently reduced, thereby adversely affecting the value of Patriot Tower. Additionally, if we default on the terms of any of the ground leases affecting Meridian Bank Tower or Patriot Tower and its adjacent parking structure, we may be liable for damages and lose our interest in the applicable property or portion thereof.

We may be unable to identify and complete acquisitions to grow our business and successfully operate acquired properties, which may materially adversely affect our results of operations, cash flow, cash available for distribution, common stock trading price and ability to satisfy our debt services obligations.

We continually evaluate the market of available properties and may acquire additional properties when opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them may be exposed to the following significant risks:

•	we may be unable to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly-traded REITs and institutional investment funds;

•	even if we are able to acquire a desired property, competition from other potential acquirors may significantly increase the purchase price;

•	even if we enter into agreements for the acquisition of office properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

•	we may be unable to finance acquisitions on favorable terms or at all;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•	we may be unable to integrate new acquisitions quickly and efficiently, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	acquired properties may be subject to reassessment, which may result in higher than expected tax payments;

•	the process of acquiring or pursuing the acquisition of a new property may divert the attention of our senior management team from our existing business operations;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, per share trading price of our common stock, and ability to satisfy our debt service obligations could be materially adversely affected.

We may be unable to successfully expand our operations into new markets that we are currently considering, such as San Francisco, Silicon Valley, Seattle and other submarkets in Southern California, which may adversely affect our results of operations and common stock trading price.

If the opportunity arises, we may explore acquisitions of properties in new markets. Some of the new markets we are considering include San Francisco, Silicon Valley, Seattle and other submarkets within Southern California. Each of the risks applicable to our ability to acquire and successfully integrate and operate properties in our current markets is also applicable to our ability to acquire and successfully integrate and operate properties in new markets. In addition to these risks, we will not possess the same level of familiarity with the dynamics, market conditions, government and permitting procedures and business relationships of any new markets that we may enter, which could adversely affect our ability to expand into those markets and divert our management’s attention from our existing business or other attractive opportunities in our concentration markets. We may be unable to build a significant market share or achieve a desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay dividends to you.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-lease space, the cost of compliance with governmental regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take possession of the property, resulting in a further reduction in net income.

We face significant competition, which may decrease or prevent increases of the occupancy and rental rates of our properties.

We compete with numerous developers, owners and operators of real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, per share trading price of our common stock, and ability to satisfy our debt service obligations could be materially adversely affected.

If we do not implement effective internal controls over financial reporting or disclosure controls and procedures within the required time frame, investors could lose confidence in our reported financial information, which could adversely affect the perception of our business and the trading price of our common stock.

Since our inception we have operated as a private company through a number of direct and indirect special purpose entities. As an internally managed public company, after an initial transition period, we will be required to maintain internal control over financial reporting and our management will be required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. Additionally, we will be required to disclose in our annual reports on Form 10-K our management’s assessment of the effectiveness of our internal control over financial reporting and a registered public accounting firm’s attestation report on this assessment. As a public company, we will also be required to maintain disclosure controls and procedures, which encompass most of our internal control over financial reporting. Our principal executive officer and principal financial officer will be required to evaluate our disclosure controls and procedures as of the end of each quarter and disclose in our annual reports on Form 10-K and our quarterly reports on Form 10-Q their conclusions regarding the effectiveness of these controls and procedures. We are in the process of implementing such controls and procedures. Historically, as a private company, we have maintained our books and records on a tax basis; however, as a public company we will be required to maintain books and records that allow us to prepare financial statements in accordance with GAAP. If we are not successful in establishing effective internal control over financial reporting or disclosure controls and procedures within the required time period, there could be inaccuracies or omissions in the information we are required to file with the SEC, including our consolidated financial information. Additionally, even if there are no inaccuracies or omissions, we will be required to publicly disclose the conclusion of our management that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, adversely impact our stock price, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management’s attention, limit our ability to access the capital markets or cause our stock to be delisted from the securities exchange on which it is then listed.

We may not have sufficient funding for future tenant improvements, maintenance and repairs, which may adversely affect our financial condition.

When we enter into new leases, either for currently vacant space or when a tenant at one of our properties does not renew its lease or otherwise vacates its space, it is likely that we will be required to expend funds to construct new tenant improvements. In addition, our expenditures related to maintenance and repairs at our properties in the future may be higher than our historical average. Although we intend to manage our cash position or financing availability to pay for any tenant improvements, maintenance and repairs, we cannot assure you that we will have adequate sources of funding available to us for such purposes. If we are unable to finance future tenant improvements, maintenance and repairs, we may need to seek additional sources of financing under unfavorable terms, which may adversely affect our financial condition.

Adverse market and economic conditions may continue to adversely affect us and could cause us to recognize impairment charges or otherwise impact our performance.

We continually monitor events and changes in circumstances that could indicate that the carrying value of the real estate and related intangible assets in which we have an ownership interest may not be recoverable. When indicators of potential impairment are present which indicate that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we adjust the real estate and related intangible assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require management to make assumptions to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and, therefore, could result in the misstatement of the carrying value of our real estate and related intangible assets and our net income.

We are and may continue to be subject to litigation, which could have a material adverse effect on our financial condition.

We currently are, and are likely to continue to be, subject to litigation, including claims relating to our operations and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, would adversely impact our earnings and cash flows, thereby impacting our ability to service debt and pay distributions to our stockholders. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Our tax protection agreement could limit our operating flexibility and ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions, we will enter into a tax protection agreement with Zaya Younan and affiliates and other limited partners in our operating partnership that provides that if our operating partnership, without the consent of Mr. Younan, disposes of any interest with respect to the KPMG Centre, Younan North LaSalle, Younan West Loop, 1600 Corporate Center, Bannockburn Corporate Center and Meridian Bank Tower properties in a taxable transaction during the ten-year period after the closing of the formation transactions or, if earlier with respect to each such limited partner, the date on which such limited partner sells (other than in certain permitted transactions) 50% or more of the common units originally received by the limited partner in the formation transactions, we will indemnify the limited partners for their tax liabilities attributable to their share of the built-in gain that exists with respect to such property interest as of the time of this offering. These six properties represented 30.3% of our initial office portfolio’s annualized rent as of June 30, 2010. We have no present intention to sell or otherwise dispose of these properties or interest therein in taxable transactions during the restriction period. In addition, if we fail to offer Mr. Younan an opportunity to guarantee up to approximately $40 million of our outstanding property indebtedness, we will be required to indemnify Mr. Younan against any resulting adverse tax consequences to him. If we were to trigger the tax protection provisions under these agreements, we would be required to pay an indemnified amount as calculated in the tax protection agreement. These tax indemnification obligations could limit our operating flexibility. In addition, although it may otherwise be in our stockholders’ best interest that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations. See “Certain Relationships and Related Transactions—Tax Protection Agreement.”

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to pay dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution, including cash available to distributions to our stockholders, and the value of our properties. These events and conditions include:

•	local oversupply, increased competition or reduction in demand for office space;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments; and

•	changing submarket demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, per share trading price of our common stock and ability to satisfy our debt service obligations.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell properties in our portfolio in response to adverse changes in their performance may be limited, which may harm our financial condition. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in laws and regulations, fiscal policies and zoning ordinances and costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	earthquakes, tornadoes, hurricanes and other natural disasters, civil unrest, terrorist acts or acts of war, which may result in uninsured and underinsured losses.

We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could harm our operating results and financial condition, as well as our ability to pay distributions to our stockholders.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various laws relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property, and may be required to investigate and clean up such contamination at or emanating from that property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability or materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral.

Some of our properties contain asbestos or asbestos-containing building materials. Environmental laws require that asbestos-containing building materials be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Some laws impose liability for release or exposure to asbestos or asbestos-containing building materials. Environmental laws may also allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos or asbestos-containing building materials.

In addition, some of our tenants routinely handle hazardous substances and wastes as part of their operations at our properties. Environmental laws and regulations subject our tenants, and potentially us, to liability resulting from these activities or from previous industrial or retail uses of those properties. Environmental liabilities could also affect a tenant’s ability to make rental payments to us. We require our tenants to comply with environmental laws and regulations and to indemnify us for any related liabilities.

We cannot assure you that costs of future environmental compliance will not affect our ability to pay distributions to our stockholders or that such costs or other remedial measures will not have a material adverse effect on our business, assets or results of operations.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold may grow, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that the properties in our portfolio substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance with the ADA. If one or more of the properties in our portfolio does not comply with the ADA, then we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other similar legislation, our financial condition, results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, per share trading price of our common stock and our ability to satisfy our debt service obligations could be materially adversely affected.

We may incur significant costs complying with other regulations.

The properties in our portfolio are subject to various federal, state and local regulations, such as state and local fire and life safety regulations. If we fail to comply with these various regulations, we may have to pay fines or private damage awards. In addition, we do not know whether existing regulations will change or whether future regulations will require us to make significant unanticipated expenditures that will materially adversely impact our financial condition, results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, per share trading price of our common stock and our ability to satisfy our debt service obligations.

Risks Related to Our Organizational Structure

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations under Maryland law and the partnership agreement to the partnership and its partners in connection with the management of our operating partnership. Our duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company. Under Maryland law, a general partner of a Maryland limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Maryland law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement that modify and reduce our fiduciary duties or obligations or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

We may pursue enforcement of the terms of the formation transaction documents less vigorously because of conflicts of interest with certain of our officers.

Mr. Younan and certain other entities and individuals have ownership interests in the properties and in the other assets and liabilities that our operating partnership will acquire in the formation transactions and have interests in the properties on which we have options to acquire and rights of first refusal. We, under the agreements relating to the acquisition of such interests, as well as in a representation, warranty and indemnity agreement between us and Mr. Younan, have contractual rights to indemnification in the event of breaches of representations or warranties made by Mr. Younan. It is anticipated that we will enter into an employment agreement and a noncompetition agreement with Mr. Younan. None of these merger, representation, warranty and indemnity agreement, employment or other agreements related to the formation transactions was negotiated at arm’s-length. We may choose not to enforce, or to enforce less vigorously, our rights under these merger, representation, warranty and indemnity agreement, employment and other agreements related to the formation transactions because of our desire to maintain our ongoing relationship with Mr. Younan and the other individuals involved.

Our charter and bylaws, the amended and restated partnership agreement of our operating partnership, or the partnership agreement, and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

Our charter contains 9.8% ownership limits with respect to our capital stock.  Our charter, subject to certain exceptions, authorizes our board of directors to take such actions as it determines are necessary and desirable to preserve our qualification as a REIT. Our charter limits any person to actual or constructive ownership of no more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or 9.8% by value, of the aggregate of the outstanding shares of our stock. Our charter provides that our board of directors is permitted, and in some cases required, to exempt a person from the ownership limit (prospectively or retroactively). Among other limitations, our board of directors may not grant an exemption from the ownership limit to any person whose direct or indirect ownership of outstanding shares of our common stock would result in our failing to qualify as a REIT. The ownership limit and the other restrictions on transfer and ownership of our stock set forth in our charter will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT. See “Description of Securities—Restrictions on Ownership and Transfer.” The ownership limit may delay, defer or prevent a transaction or a change of control that might be in the best interest of our stockholders.

We could increase the number of authorized shares of stock and issue stock without stockholder approval.  Our charter authorizes our board of directors, without stockholder approval, to amend our charter to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. Our charter also authorizes our board of directors, without stockholder approval, to classify or reclassify any unissued shares of our common stock or preferred stock, to set the preferences and other terms of such classified or reclassified shares and to authorize us to issue authorized but unissued shares of our stock. Although our board of directors has no such intention at the present time, it could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might be in the best interest of our stockholders. The establishment of such a series of preferred stock could also subordinate the rights of our common stockholders to receive dividend and distributions upon our dissolution.

Certain provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us.  Provisions of the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, which some stockholders might consider desirable. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of common units;

•	transfer restrictions on common units;

•	our ability in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership on terms that we may determine, in either case, without the consent of any limited partner; and

•	the right of the limited partners to consent to transfers of our interest in the operating partnership under specified circumstances, including in connection with certain mergers, consolidations and other business combinations involving us.

Certain provisions of Maryland law could impede changes in control.  Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our stockholders, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt any business combination from the business combination provisions of the MGCL and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL, and our board of directors may not adopt a resolution or amend our bylaws to opt in to these provisions unless approved by the affirmative vote of a majority of the votes cast on the matter by our common stockholders.

In addition, we have not adopted a stockholder rights plan (also known as a poison pill), and, in the future, we will not adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we will submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

If a third party makes an acquisition proposal that our board of directors believes is not in the best interests of our stockholders or does not represent the highest value reasonable available to our stockholders under the circumstances, it is not likely that we would be able to obtain stockholder approval to opt in to the business combination or control share provisions of the MGCL in a timely fashion. As a result, third parties may be able to enter into business combinations with us that may not be in the best interest of our stockholders. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations” and “—Control Share Acquisitions.”

Our charter, bylaws, the partnership agreement and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Zaya Younan, our Chairman, Chief Executive Officer and President, has an employment agreement that provides him with benefits in the event his employment is terminated that could prevent or deter a change in control.

We expect to enter into an employment agreement with Mr. Younan that will provide him with severance benefits if his employment ends due to a termination by us without cause or by Mr. Younan for good reason. The terms of Mr. Younan’s employment agreement could prevent or deter a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders. See “Executive Compensation—Employment Agreements.”

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our charter and bylaws do not limit and our board of directors has not adopted a policy limiting the amount of debt that we may incur. At the time of this offering, we expect that a portion of our total indebtedness will be floating rate debt. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service and which could materially adversely affect our cash flow and our ability to make distributions, including cash available to pay distribution to our stockholders. Higher leverage also increases the risk of default on our obligations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which may limit our ability to recover damages from our directors and officers.

Maryland law provides that our directors and officers have no liability in their capacities as directors or officers if they perform their duties in good faith, in a manner they reasonably believe to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the MGCL, our charter limits the liability of our directors and officers to us and our stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding that an action or failure to act by the director or officer was the result of active and deliberate dishonesty and was material to the cause of action adjudicated.

In addition, our charter authorizes us to obligate our company, and our bylaws require us, to indemnify our directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Generally, Maryland law permits indemnification except in instances where the person seeking indemnification acted in bad faith or with active and deliberate dishonesty, actually received an improper personal benefit in money, property or services or, in the case of a criminal proceeding, had reasonable cause to believe that his or her actions were unlawful. Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken by any of our directors or officers impede the performance of our company, your ability to recover damages from that director or officer may be limited.

We did not conduct arm’s-length negotiations with Zaya Younan, our Chairman, Chief Executive Officer and President, regarding the terms of the formation transactions, such as the value of the properties to be acquired. Mr. Younan exercised significant influence during the negotiations.

We did not conduct arm’s-length negotiations with Mr. Younan with respect to all of the terms of the formation transactions. In the course of structuring the formation transactions, Mr. Younan had the ability to influence the type and level of benefits that he and our other officers will receive from us. In addition, Mr. Younan had pre-existing ownership interests in our historical operating companies and will receive substantial economic benefits as a result of the formation transactions. As a result, Mr. Younan may receive disproportionate benefits in this offering as compared to other stockholders.

Our senior management team and board of directors will have significant influence over our affairs because of their ownership of  % of our outstanding common stock on a fully diluted basis.

Upon completion of this offering, our senior management team and board of directors will own approximately     % of our outstanding common stock, or     % on a fully diluted basis. Mr. Younan will own approximately     % of our outstanding common stock, or     % on a fully diluted basis. As a result, our senior management team and board of directors, to the extent they vote their shares in a similar manner, will have influence over our affairs and could exercise such influence in a manner that is not in the best interests of our other stockholders, including by attempting to delay, defer or prevent a change of control transaction that might otherwise be in the best interests of our stockholders. If our senior management team exercises their redemption rights with respect to their common units (including the common units they would acquire upon conversion of LTIP units) and we issue common stock in exchange therefor, our senior management team’s influence over our affairs would increase substantially.

We are a holding company with no direct operations and will rely on funds received from our operating partnership to pay liabilities, which may adversely affect our ability to pay dividends.

We are a holding company and will conduct all of our operations through our operating partnership. We do not have, apart from our ownership of our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including tax liability on taxable income allocated to us from our operating partnership (which might make distributions to the company not equal to the tax on such allocated taxable income).

In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, claims of our stockholders will be satisfied only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

After giving effect to this offering, we will own approximately     % of the outstanding interests in our operating partnership. However, our operating partnership may issue additional units, including LTIP units, to third parties and employees in the future. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own any units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Tax consequences to holders of common units upon a sale or refinancing of our properties may cause the interests of our senior management to differ from your own.

As a result of the unrealized built-in gain attributable to certain properties acquired in connection with the formation transactions, some holders of units, including our principals, may suffer different and more adverse tax consequences than holders of our common stock upon the sale or refinancing of the properties owned by our operating partnership, including disproportionately greater allocations of items of taxable income and gain upon a realization event. As those holders will not receive a correspondingly greater distribution of cash proceeds, they may have different objectives regarding the appropriate pricing, timing and other material terms of any sale or refinancing of certain properties, or whether to sell or refinance such properties at all.

Risks Related to Our Status as a REIT

Our failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Code commencing with our taxable year ending December 31, 2010. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding capital gains.

We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot assure you that we will qualify as a REIT, or that we will remain qualified as such in the future.

If we fail to qualify as a REIT, or qualify but subsequently lose our REIT status, we will face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate tax rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under the Code, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the value of our common stock.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be required to pay tax on its allocable share of the operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of the operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

We may be required to borrow funds to maintain our REIT status and satisfy minimum REIT distribution requirements.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term or long-term basis to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. The above borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These borrowing sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

We may in the future choose to pay dividends in shares of our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are payable in shares of our stock. Under recent IRS guidance, up to 90% of any such taxable dividend with respect to calendar years through 2011, and in some cases declared as late as December 31, 2012, could be payable in our stock if certain requirements are met. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. For more information on the tax consequences of distributions with respect to our common stock, see “Material U.S. Federal Income Tax Considerations.” Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates has been reduced by legislation to 15% (through the end of 2010). Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the market price of our common stock.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, subject to certain statutory safe-harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe-harbors.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which could have the effect of reducing our income and amounts available for distribution to our stockholders.

To qualify as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of any taxable REIT subsidiary or qualified REIT subsidiary of ours and securities that are qualified real estate assets) generally may not include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of any taxable REIT subsidiary or qualified REIT subsidiary of ours and securities that are qualified real estate assets) may consist of the securities of any one issuer. If we fail to comply with these requirements at the end of any calendar quarter, we must remedy the failure within 30 days or qualify for certain limited statutory relief provisions to avoid losing our status as a REIT. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Legislative or regulatory action could adversely affect us and our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws may be made in the future, and we cannot assure you that any such changes will not adversely affect our ability to qualify as a REIT and the federal income tax consequences of such qualification on us and our stockholders. Any such changes could have an adverse effect on an investment in our common stock. Stockholders are urged to consult with their tax advisors with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our common stock.

Risks Related to this Offering

Estimated initial cash available for distribution may not be sufficient to make distributions at expected levels; a portion of our distributions will represent a return on capital.

We intend to distribute to our stockholders all or substantially all of our REIT taxable income each year in order to comply with the distribution requirements of the federal tax laws and to avoid federal income tax and the nondeductible excise tax. Our estimated initial annual distributions represent     % of our estimated cash available for distribution for the 12 months ending December 31, 2010. Our ability to pay dividends may be adversely affected by the risks described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and other factors that our board of directors may deem relevant from time to time. We cannot assure you that we will be able to pay our estimated initial annual distribution to stockholders out of cash available for distribution as calculated in “Distribution Policy.” This calculation gives no effect to additional leasing of the properties in our portfolio after the date of this prospectus, or other potential sources of in-flows and out-flows of cash. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital (expected to aggregate approximately $      upon completion of this offering) or to borrow to provide funds for such distribution, or to reduce the amount of such distribution. To the extent these distributions exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes, a proportion of your distributions will generally represent a return of capital for U.S. federal income tax purposes. Any such reduction may result in a decrease in the market price of our stock.

Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock for investors.

As of June 30, 2010, the aggregate historical combined net tangible book value of the assets to be acquired by us in the formation transactions was approximately $11.0 million, or $      per share of our common stock held by our continuing investors, assuming the exchange of outstanding common units for shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and the formation transactions will be less than the initial public offering price. The purchasers of our common stock offered hereby will experience

immediate and substantial dilution of $      per share in the pro forma net tangible book value per share of our common stock.

Market interest rates and other factors may adversely affect the value of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates could cause the market price of our common stock to go down. The trading price of the shares of common stock will also depend on many other factors, which may change from time to time, including:

•	the market for similar securities;

•	the attractiveness of REIT securities in comparison to the securities of other companies, taking into account, among other things, the higher tax rates imposed on dividends paid by REITs;

•	government action or regulation;

•	general economic conditions; and

•	our financial condition, performance and prospects.

The number of shares available for future sale could adversely affect the market price of our common stock.

Sales of substantial amounts of shares of our common stock in the public market, or upon exchange of common units or exercise of any options, or the perception that such sales might occur could adversely affect the market price of the shares of our common stock. The exchange of common units for common stock, the exercise of any stock options or the vesting of any restricted stock granted to certain directors, executive officers and other employees under our stock incentive plan, the issuance of our common stock or common units in connection with property, portfolio or business acquisitions and other issuances of our common stock or common units could have an adverse effect on the market price of the shares of our common stock. Also, continuing investors, including Mr. Younan, that will hold     % of our outstanding common stock on a pro forma basis are parties to agreements that provide for registration rights. The exercise of these registration rights could depress the price of our common stock. In addition, continuing investors, including Mr. Younan, that will hold $      million of our common stock and common units in the aggregate, assuming a per share price based on the midpoint of the range set forth on the cover of this prospectus, elected to receive cash in the formation transactions rather than these shares or units. However, due to limits on available cash, these continuing investors will receive such common stock or common units in lieu thereof. The existence of this equity held by such continuing investors, as well as units, options, or shares of our common stock reserved for issuance as restricted shares or upon exchange of common units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

There has been no public market for our common stock prior to this offering and we cannot guarantee that an active one will develop. The trading price of our common stock may therefore decline below the initial public offering price determined by agreement among us and the underwriters.

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of our common stock has been determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investors interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions. In addition, the trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the price of our shares could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market, which in turn could cause the price of our common stock to decline.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

Future offerings of debt or equity securities, ranking senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue debt or equity securities ranking senior to our common stock in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

The market price of our common stock could be adversely affected by our level of cash dividends.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

Broad market fluctuations could negatively impact the market price of our common stock.

The stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the market price of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations, which could seriously harm the market price of our common stock.

Forward-Looking Statements

We make statements in this prospectus that are “forward-looking statements” within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to present or historical matters. You can also identify forward-looking statements by discussions of strategy, projections, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not place undue reliance on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	adverse economic or real estate developments in our markets;

•	general economic conditions;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	fluctuations in interest rates and increased operating costs;

•	our failure to obtain necessary outside financing;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	lack or insufficient amounts of insurance;

•	the consequences of any future terrorist attacks;

•	the competitive environment in which we operate;

•	decreased rental rates or increased vacancy rates;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	conflicts of interests with our officers;

•	our failure to maintain our status as a REIT;

•	limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	financial market fluctuations;

•	changes in foreign currency exchange rates; and

•	changes in government regulations or interpretations thereof, such as real estate and zoning laws, increases in real property tax rates and taxation of REITs.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes, except as required by law. For a further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read the section above entitled “Risk Factors.”

Use of Proceeds

We estimate we will receive gross proceeds from this offering of $      million, or approximately $      million if the underwriters’ overallotment option is exercised in full, in each case assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover of this prospectus. After deducting the underwriting discount and commissions and estimated expenses of this offering, we expect to receive net proceeds from this offering of approximately $      million, or approximately $      million if the underwriters’ overallotment option is exercised in full. Concurrently with the completion of this offering, Mr. Younan will purchase a number of shares of our common stock equal to $1 million divided by the midpoint of the range of prices set forth on the cover of this prospectus at a price per share equal to the initial public offering price and without payment by us of any underwriting discount.

In conjunction with this offering we expect our operating partnership to enter into a new $190 million secured term loan credit facility as well as a new $150 million secured revolving credit facility. At the time of this offering, we expect $150 million of the secured revolving credit facility to be available to us.

We intend to contribute the net proceeds of this offering and the concurrent private placement to our operating partnership in exchange for common units. Our operating partnership will subsequently use the net proceeds received from us and from the new secured loans and funds released from reserves under repaid indebtedness as follows:

•	$539.1 million to repay in full the outstanding indebtedness described in the table below, including applicable discounts on principal upon payoff;

	Principal Balance	Effective Interest Rate		Maturity
	Sept. 30, 2010	Sept. 30, 2010	Rate	Date
	(in thousands)
Debt repaid:
Thanksgiving Tower — Mezz(1)	$22,900	4.96%	1m LIBOR + 4.70%	3/2011
Corporate unsecured credit facility	1,475	3.25%	Prime Rate	11/2010
Galleria Plaza	16,400	5.50%	1m LIBOR + 4.00% with 5.50% floor	12/2010
Younan Place — Senior	22,800	6.57%	6.57%	12/2010
Younan Place — Mezz	227	6.40%	LIBOR + 1.40% with 6.40% floor	12/2010
Shepherd Place — Senior	10,455	1.76%	1m LIBOR + 1.50%	12/2010
The Meridian	10,195	3.76%	1m LIBOR + 3.50%	12/2010
Central Expressway Properties — Senior	76,952	5.42%	5.42%	11/2010(3)
Central Expressway Properties — Mezz	7,593	11.04%	11.04%	11/2010(3)
Younan Commons	13,495	5.16%	5.16%	11/2010(3)
Corporate unsecured credit facility	1,150	3.25%	Prime Rate	(4)
Meridian Bank Tower	18,450	5.24%	5.24%	11/2010(3)
Park Central Properties — Senior	58,506	5.78%	5.78%	11/2010
Park Central Properties — Mezz	4,292	11.00%	11.00%	11/2010
Northbelt Portfolio	27,322	2.16%	1m LIBOR + 1.55%	12/2010
One North Arlington	18,726	5.74%	5.74%	1/2011
YP KPMG Centre — Mezz(2)	3,408	6.00%	6.00%	(5)
CD Portfolio — Senior	224,400	5.83%	5.83%	10/2011
CD Portfolio — Mezz	36,500	9.55%	9.55%	10/2011
Embassy Plaza	10,984	5.50%	1m LIBOR + 4.00% with 5.50% floor	4/2012

(1)	Mr. Younan owns a 40.17% interest in this note and will receive approximately $9,200 in repayment of such interest.

(2)	Mr. Younan owns a 100% interest in this note.

(3)	We have entered into a forbearance agreement that will permit the loan to be repaid at the closing of this offering or by November 30, 2010.

(4)	Loan matures on the closing date of this offering.

(5)	Note is repayable in full upon demand.

•	$16.2 million to partially repay the outstanding indebtedness described in the table below:

	Repayment	Principal Balance	Effective Interest Rate		Maturity
	Amount	Sept. 30, 2010	Sept. 30, 2010	Rate	Date
	(in thousands)	(in thousands)
Partial Repayments:
Thanksgiving Tower-Senior	$10,000	$75,904	1.37%	LIBOR + 1.11%	4/2012
Patriot Tower	$6,200	$21,775	3.76%	LIBOR + 3.50%	9/2010(1)

(1)	We are currently in the process of extending the maturity date to 5/2013.

•	$1.3 million to pay assumption fees in connection with the indebtedness described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Consolidated Indebtedness to be Outstanding After this Offering”;

•	$4.4 million to pay loan fees in connection with our $150 million secured revolving credit facility and $190 million secured term loan credit facility;

•	$2.6 million to repay in full the intercompany loan described in “Pro Forma Consolidated Financial Statements (Unaudited)”;

•	$1.3 million to pay amounts due to the non-accredited investors in connection with the formation transactions;

•	$12.9 million (including approximately $1.2 million that Mr. Younan will receive in his capacity as a member of Passco Younan/Opportunity Fund I, LLC, or Passco) to fund the acquisition of YPI 2323 Shepherd, LLC, a Delaware limited liability company, and YPI 1700 W. Loop, LLC, a Delaware limited liability company, the current owners of Shepherd Place and Younan West Loop, respectively, from Passco; and

•	the remaining amounts for general corporate purposes, including future tenant improvements and leasing commissions.

If the initial public offering price of our common stock is below the midpoint of the range of prices on the cover of this prospectus, our operating partnership intends to borrow funds under our $150 million secured revolving credit facility, and use these funds, in addition to the net proceeds of this offering, to make the payments set forth above. See “Risk Factors — If the initial public offering price of our common stock is below the midpoint of the range of prices on the cover of this prospectus, we will have reduced capital available to us under our $150 million secured revolving credit facility to fund acquisitions and for other general corporate purposes.”

See our pro forma financial statements and Note 6 to our combined financial statements for the six months ended September 30, 2010 and 2009 (unaudited) contained elsewhere in this prospectus for additional detail.

Distribution Policy

We intend to pay regular quarterly dividends to holders of our common stock. We intend to pay a pro rata initial dividend with respect to the period commencing on the completion of this offering and ending          , based on $      per share for a full quarter. On an annualized basis, this would be $      per share, or an annual distribution rate of approximately     % based on an estimated initial public offering price at the midpoint of the range set forth on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending June 30, 2011. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending June 30, 2011, which we have calculated based on adjustments to our pro forma income before non-controlling interests for the year ended December 31, 2009. This estimate was based on our Predecessor’s historical operating results and does not take into account our growth strategy. In estimating our cash available for distribution for the 12 months ending June 30, 2011, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than a reserve for recurring capital expenditures, and amounts estimated for leasing commissions and tenant improvements for renewing space. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We may in the future also choose to pay dividends in shares of our own stock. See “Material U.S. Federal Income Tax Considerations” and “Risk Factors — Risks Related to Our Status as a REIT — We may in the future choose to pay dividends in shares of our own stock, in which case you may be required to pay tax in excess of the cash you receive.” We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. Also, we may be required to borrow under our secured revolving credit facility to make distribution payments under certain circumstances, including if the underwriters’ overallotment option is exercised. We do not, however, intend to reduce the expected dividends per share if the underwriters’ overallotment option is exercised.

We anticipate that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes due to the write-off of prepayment fees paid with offering proceeds and non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, a portion of these distributions may represent a return of capital for federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a distribution will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of the common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. We expect to pay our first dividend in          , 2010, which will include a payment with respect to the period commencing on the completion of this offering and ending          , 2010. We expect that     % of our estimated initial dividend will represent a return of capital for the tax period ending December 31, 2010. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations.”

We cannot assure you that our estimated dividends will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including net capital gains. For more information, please see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make some distributions.

The following table describes our pro forma income available to common stockholders for the year ended December 31, 2009, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12-month period ending June 30, 2011 (amounts in thousands except share data, per share data, square footage data and percentages).

Pro forma income before non-controlling interests for the 12 months ended December 31, 2009		$16,793
Less: Pro forma income before non-controlling interests for the six months ended June 30, 2009		(10,478)
Add: Pro forma income before non-controlling interests for the six months ended June 30, 2010		6,797

Pro forma income before non-controlling interests for the 12 months ended June 30, 2010		$13,112
Add: Pro forma real estate depreciation and amortization		51,381
Add: Net increases in contractual rent income(1)		6,682
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(2)		(5,019)
Less: Net effect of straight line rents and fair market value adjustments to tenant leases(3)		(11,067)
Add: Non-cash compensation expense(4)		2,300
Add: Non-cash interest expense(5)		1,438

Estimated cash flow from operating activities for the 12 months ending June 30, 2011		$58,827
Estimated cash flows used in investing activities:
Less: Contractual obligations for tenant improvements and leasing commissions(6)		(1,636)
Less: Estimated annual provision for recurring capital expenditures(7)		(1,455)

Total estimated cash flows used in investing activities		$(3,091)
Estimated cash flows used in financing activities:
Less: Scheduled mortgage loan principal amortization(8)		(1,651)
Less: Mortgage loan principal maturity(9)		(28,686)
Plus: Proceeds drawn under our secured revolving credit facility(10)		28,686

Total estimated cash flows used in financing activities		$(1,651)
Estimated cash flow available for distribution for the 12 months ending June 30, 2011		$54,085

Our share of estimated cash available for distribution(11)

Non-controlling interests’ share of estimated cash available for distribution

Total estimated initial annual distributions to stockholders	$

Estimated initial annual distributions per share(12)	$

Payout ratio based on our share of estimated cash available for distributions(13)		%

(1)	Represents the net increases in contractual rental income net of expenses and contractual rent abatements from existing leases and from new leases and renewals that were not in effect for the entire 12-month period ended June 30, 2010 or that will go into effect during the 12 months ending June 30, 2011 based upon leases entered into through July 1, 2010.

(2)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring for the 12 months following June 30, 2010 unless a new or renewal lease had been entered into by July 1, 2010, or such tenant was under a month-to-month lease as of July 1, 2010.

(3)	Represents the conversion of estimated rental revenues on in place leases for the 12 months ended June 30, 2010 from GAAP basis to cash basis of recognition.

(4)	Pro forma compensation expense related to time-based or performance-based awards of restricted stock and LTIP units.

(5)	Pro forma non-cash interest expense for the 12 months ending June 30, 2011 includes amortization of financing costs, interest expense related to the mark-to-market of our swap agreements, and loan premium amortization.

(6)	Reflects contractual obligations for tenant improvements and leasing commissions for the 12 months ending June 30, 2011 based upon leases entered into through July 1, 2010. We expect to have additional improvement and leasing commission expenditures related to new and renewal leasing that occur after July 1, 2010. The historical tenant improvements and leasing commissions expenditures at the properties in our portfolio is presented below and have been included in the period the respective lease commenced:

				Six Months	Weighted Avg.
	Year Ended December 31,			Ended	January 1, 2007-
	2007	2008	2009	June 30, 2010	June 30, 2010

Total tenant improvement costs and leasing commissions	$11,755,999	$31,799,844	$17,681,874	$4,565,447	$18,800,904
Total square feet	878,488	1,451,271	788,362	334,243	986,390
Average tenant improvement costs and leasing commissions per square foot	$13.38	$21.91	$22.43	$13.66	$19.06

(7)	For the 12 months ending June 30, 2011 the estimated costs of recurring building improvements (excludes costs of tenant improvements) at the properties in our portfolio is approximately $1,455 based on the weighted average annual capital expenditures costs of $0.14 per square foot at the properties in our portfolio incurred during the 12 months ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010 multiplied by 10,393,877 rentable square feet in our portfolio. The following table sets forth certain information regarding historical capital expenditures at the properties in our portfolio through June 30, 2010.

				Six Months	Weighted Avg.
	Year Ended December 31,			Ended	January 1, 2007-
	2007	2008	2009	June 30, 2010	June 30, 2010

Recurring capital expenditures per square foot	$0.04	$0.36	$0.02	$0.07	$0.14
Total rentable square feet					10,393,877

Total estimated recurring capital expenditures (in thousands)					$1,455

We currently do not have any contractual commitments with respect to nonrecurring capital expenditures.

(8)	Represents scheduled amortization payments of mortgage loan principal due during the 12 months ending June 30, 2011.

(9)	The following indebtedness outstanding upon completion of this offering will mature during the 12 months ending June 30, 2011. The $9,927 mezzanine loan with respect to our Two Westlake Park property is scheduled to mature in October 2010 and the $3,420 mezzanine loan with respect to our Younan West Loop property is scheduled to mature in September 2010. The $15,339 loan with respect to our Patriot Tower property is currently in the process of being extended to a maturity date of May 2013.

(10)	We plan to fund the refinancing of such maturities with available proceeds under our secured revolving credit facility, rather than cash flows from operating activities.

(11)	Our share of estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximate % aggregate partnership interest in our operating partnership.

(12)	Based on a total of shares of our common stock to be outstanding after this offering.

(13)	Calculated as estimated initial annual distribution per share divided by our share of estimated cash available for distribution per share for the 12 months ending June 30, 2011.

Capitalization

The following table sets forth our historical combined capitalization as of June 30, 2010 and our pro forma consolidated capitalization as of June 30, 2010, adjusted to give effect to this offering, the distribution of certain assets, the concurrent private placement the formation transactions, and the use of net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
		Pro Forma
	Historical Combined	Consolidated
	(In thousands)

Notes payable and other loans(1)	$929,920	$
Equity:
Common stock, $0.01 par value per share,	—
400 million shares authorized, shares issued and outstanding on a pro forma basis(2)
Additional paid in capital	—

Younan Properties, Inc. equity (deficit)	(43,518)
Non-controlling interest	107,122

Total equity	63,604

Total capitalization	$993,524	$

(1)	We also expect to enter into a $150 million secured revolving credit facility, of which we expect $150 million to be available to us at the time of this offering, unless we price our common stock below the midpoint of the range of prices shown on the cover of this prospectus.

(2)	Pro forma common stock outstanding includes common stock to be issued in this offering and the concurrent private placement and excludes (i) shares issuable upon exercise of the underwriters’ overallotment option in full, (ii) LTIP units and additional shares of common stock available for future issuance under our stock incentive plan, (iii) shares that may be issued, at our option, upon exchange of common units to be issued in the formation transactions.

Dilution

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. At June 30, 2010, the assets to be acquired by us in the formation transactions had a combined net tangible book value of approximately $11.0 million, or $      per share of our common stock held by our continuing investors, assuming the conversion of LTIP units into common units and exchange of common units into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds”and the concurrent private placement and formation transactions, and the deduction of underwriting discounts and commissions and estimated offering and formation expenses, the pro forma net tangible book value at June 30, 2010 attributable to common stockholders would have been $      million, or $      per share of our common stock. This amount represents an immediate increase in net tangible book value of $      per share to continuing investors and an immediate dilution in pro forma net tangible book value of $      per share from the assumed public offering price of $      per share of our common stock to new public investors. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.” The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share before the concurrent private placement and formation transactions and this offering(1)
Net increase in pro forma net tangible book value per share attributable to the concurrent private placement and formation transactions and this offering
Pro forma net tangible book value per share after the concurrent private placement and formation transactions and this offering(2)
Dilution in pro forma net tangible book value per share to new investors(3)	$

(1)	Net tangible book value per share of our common stock before the concurrent private placement and formation transactions and this offering is determined by dividing the net tangible book value (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs acquired above market leases and acquired in place lease value, net of liabilities to be assumed, excluding acquired below-market leases) as of June 30, 2010 of the assets to be acquired by us in the formation transactions by the number of shares of our common stock held by continuing investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.

(2)	Based on pro forma net tangible book value of approximately $ million divided by the sum of shares of our common stock and common units to be outstanding after this offering, not including (i) shares of common stock issuable upon the exercise of the underwriters’ overallotment option and (ii) shares of our common stock available for issuance under our equity incentive plan.

(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the concurrent private placement and formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

Selected Financial Data

The following table sets forth summary selected financial and operating data on a historical combined basis for our “Predecessor.” Our Predecessor is comprised of Younan Properties, Inc., a California corporation, YGH Investments, LLC, a California limited liability company, YPI 555 St. Charles Fund, LLC, a Delaware limited liability company, YGAZ, LLC, a California limited liability company and One Graystone GP, LLC, a Texas limited liability company and their consolidated subsidiaries that own directly or indirectly 36 office properties. We refer to these entities and their subsidiaries as the “Ownership Entities.” Each of the Ownership Entities currently owns, directly or indirectly, one or more office properties. Upon completion of this offering and the formation transactions, we will acquire 33 of our Predecessor’s 36 office properties and assume the ownership and operation of their businesses. We have not presented historical information for Younan Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of the company and activity in connection with this offering and because we believe that a discussion of the results of Younan Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our historical combined financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” which are included elsewhere in this prospectus.

The historical combined balance sheet information as of December 31, 2009 and 2008 of our Predecessor and the combined statements of operations information for each of the three years in the period ended December 31, 2009 of our Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus. The historical combined balance sheet information as of June 30, 2010 and the combined statements of operations information for the six months ended June 30, 2010 and 2009 of our Predecessor have been derived from the historical unaudited combined financial statements included elsewhere in this prospectus. The historical combined balance sheet information as of December 31, 2007, 2006 and 2005 and the combined statements of operations information for the years ended December 31, 2006 and 2005 have been derived from the unaudited combined financial statements of our Predecessor. In the opinion of the management of our company, the historical combined balance sheet information as of December 31, 2007, 2006 and 2005 and the historical combined statements of operations for the years ended December 31, 2006 and 2005 include all adjustments necessary to present fairly the information set forth therein.

Our unaudited selected pro forma consolidated financial statements and operating information as of and for the six months ended June 30, 2010 and for the year ended December 31, 2009 assume completion of this offering and the formation transactions as of January 1, 2009 for the operating data and as of June 30, 2010 for the balance sheet data. We have determined that one of our Predecessor entities, Younan Properties, Inc., a California corporation, is the acquirer for accounting purposes. In addition, we have concluded that the contribution of any interests by the owners of the other Ownership Entities including YGH Investments, LLC, YPI 555 St. Charles Fund, LLC and YGAZ, LLC is a transaction between entities under common control since our Chairman, Chief Executive Officer and President, Zaya Younan, owns the controlling interest in each of the Predecessor entities which, in turn, own a controlling interest in each of the remaining Ownership Entities prior to the completion of the offering, the concurrent private placement and the formation transactions. We have determined that Mr. Zaya Younan has control in each of the Predecessor entities since he is either the sole shareholder as in the case of Younan Properties, Inc., a California corporation, or is the managing member of YGH Investments, LLC, YPI 555 St. Charles Fund, LLC and YGAZ, LLC and would otherwise consolidate the Predecessor entities in accordance with U.S. generally accepted accounting principles. As a result, the contribution of interests in each of the Ownership Entities will be recorded at historical cost. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The Company and Our Predecessor

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma
	Consolidated	Combined		Consolidated	Historical Combined
	2010	2010	2009	2009	2009	2008	2007	2006	2005
	(In thousands, except per share data)
	(Unaudited)	(Unaudited)		(Unaudited)				(Unaudited)

Statement of Operations Data:
Rental revenues	$70,131	$73,320	$74,167	$141,477	$147,533	$149,760	$117,435	$59,972	$21,097
Tenant recoveries	12,473	12,890	17,334	34,083	35,027	34,640	26,299	9,434	1,368
Other property revenues	3,089	3,358	4,982	7,371	7,856	4,745	4,001	2,973	39

Total property revenues	85,693	89,568	96,483	183,931	190,416	189,145	147,735	72,379	22,504
Property operating expenses	24,448	25,812	28,745	59,847	63,279	63,422	46,093	21,801	8,256
Real estate taxes	11,566	11,985	14,194	24,233	25,958	28,303	24,388	12,684	3,622
General and administrative expenses	3,777	2,773	964	3,877	1,900	4,042	4,253	3,478	2,361
Depreciation and amortization	25,306	26,669	28,159	52,408	55,633	60,211	52,518	29,826	9,214

Total operating expenses	65,097	67,239	72,062	140,365	146,770	155,978	127,252	67,789	23,453
Operating income	20,597	22,329	24,421	42,566	43,566	33,167	20,483	4,590	(949)
Interest income and other expense	147	4	922	1,146	1,855	(25)	2,014	979	212
Interest expense	(13,946)	(25,255)	(28,050)	(28,050)	(51,917)	(64,066)	(54,217)	(24,075)	(6,490)
Casualty gain (loss)	—	—	—	1,131	7,315	(123)	—	—	—
Other gain (loss)	—	—	—	—	(3,536)	6,248	—	—	(64)

Income (loss) from continuing operations	$6,797	$(2,922)	$(366)	$16,793	$(2,637)	$(24,799)	$(31,720)	$(18,506)	$(7,291)
Balance Sheet Data (at period end)(1):
Net investment in real estate	$937,452	$1,003,278			$1,032,630	$1,059,234	$1,060,519	$668,437	$296,340
Total assets	1,017,598	1,077,294			1,115,164	1,130,910	1,168,994	775,587	350,343
Total debt	505,671	929,920			946,277	940,121	969,730	655,284	273,397
Total liabilities	585,758	1,013,690			1,038,242	1,053,312	1,086,914	706,725	297,656
Total equity	431,840	63,604			76,922	77,598	82,080	68,862	52,687
Total liabilities and equity	1,017,598	1,077,294			1,115,164	1,130,910	1,168,994	775,587	350,343
Per Share Data:
Pro forma basic earnings per share	$			$
Pro forma diluted earnings per share	$			$
Pro forma weighted average shares — basic
Pro forma weighted average shares — diluted
Other Data:
Funds from operations(2)	$32,103	—	—	$69,201	—	—	—	—	—

(1)	Balance sheet data as of June 30, 2010 as well as December 31, 2007, 2006 and 2005 has been derived from the unaudited combined financial statements of our Predecessor.

(2)	We calculate funds from operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. As FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. For a reconciliation to FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations.”

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operation should be read in conjunction with selected combined financial data and related notes and the historical consolidated financial statements of our “Predecessor,” included elsewhere in this prospectus. Our “predecessor” includes Younan Properties, Inc., a California corporation, YGH Investments, LLC, a California limited liability company, YPI 555 St. Charles Fund, LLC, a Delaware limited liability company, YGAZ, LLC, a California limited liability company, and One Graystone GP, LLC, a Texas limited liability company, and their consolidated subsidiaries that primarily own directly or indirectly 36 office properties. Each of the ownership entities currently owns one or more office properties. As used in this section, unless the context otherwise requires, “we,” “us,” and “our company” mean our predecessor for the periods presented and Younan Properties, Inc., a Maryland corporation and its consolidated subsidiaries upon completion of this offering and the formation transactions. The 33 office properties that our predecessor will contribute to us in the formation transactions are referred to in this section as the “contributed portfolio.” The three office properties of our predecessor that our operating partnership will have options and rights of first refusal to acquire are referred to in this section as the “option properties.” Where appropriate, the following discussion includes analysis of the effects of the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma combined financial statements located elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements.”

Overview

Our company.  Younan Properties, Inc., a Maryland corporation, was formed on March 26, 2010 to acquire the entities owning various real estate assets and to succeed the business of our predecessor. We are a fully integrated, self-administered and self-managed owner and operator of primarily Class “A” office properties located in five major U.S. office markets, including Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles. Our focus on these markets reflects our strategy of investing in high-growth markets with strong and diversified economies that we believe will drive long-term demand for office properties. We are a full-service real estate company with substantial in-house expertise and resources in leasing, asset and property management, marketing, acquisitions, redevelopment, facility engineering and financing. We expect to qualify as a REIT for federal income tax purposes with our initial taxable year ending December 31, 2010. For all of the periods presented, Younan Properties, Inc., a California corporation, and Younan Investment Properties, L.P., a Delaware limited partnership, had responsibility for the asset management of our properties. As of June 30, 2010, we owned a portfolio of 36 primarily Class “A” office properties (including One Graystone Centre in Dallas and 1010 Lamar and 6464 Savoy in Houston, each of which we have an option to purchase as further described under “Business and Properties—Option Properties”).

Business and strategy.  As of December 31, 2007, 2008, 2009, and June 30, 2010, our predecessor owned 35, 35, 36 and 36 office properties, respectively. Our contributed portfolio is well diversified by both industry type and tenant base, with no industry representing more than 15.5%, and no tenant representing more than 3.1%, of our annualized rent as of June 30, 2010. As of June 30, 2010, our contributed portfolio was 72.9% leased under 843 leases with a weighted-average remaining lease term of approximately 4.0 years and an average lease size of 8,650 square feet. As of June 30, 2010, 49.0% of our contributed portfolio’s annualized rent was derived from our properties located in Dallas-Fort Worth, 23.7% from our properties located in Chicago, 19.4% from our properties located in Houston, 6.0% from our properties located in Phoenix and 2.0% from our properties located in Los Angeles. Our primary business objective is to maximize total returns to our stockholders by increasing cash flow through internal growth, focusing on intensive asset and property management and pursuing acquisitions in both our existing markets and other major U.S. office markets. The decision to make significant investments in our existing markets illustrates the acquisition and market selection criteria we seek in executing our growth strategy: (1) attractive going-in cash yields, low cost basis and significant discounts to replacement costs; (2) desirable submarkets with limited competition where we can build significant market share with quality assets; (3) properties that have in-place occupancy levels below submarket average; and (4) improving market fundamentals that support a strategy to aggressively lease up properties at higher rental rates. We will continue to execute this strategy when entering new submarkets within the top office markets in the United States.

Acquisitions and Dispositions.  The following table presents selected information in connection with the 14 properties that we acquired and the two properties that we disposed of since 2007. We did not acquire or dispose of any properties in the first half of 2010.

	Acquisition/Disposition	Rentable
	Date	Square Feet	Market	Submarket

Acquisitions
Year Ended December 31, 2007
Thanksgiving Tower	Feb. 2007	1,410,355	Dallas	Dallas CBD
Patriot Tower	May 2007	646,278	Dallas	Dallas CBD
Younan Tower	June 2007	163,912	Houston	Katy Freeway
6464 Savoy	June 2007	180,236	Houston	Southwest Freeway
Younan Place	Aug. 2007	211,125	Houston	Katy Freeway
Shepherd Place	Sep. 2007	119,576	Houston	Midtown
Younan West Loop	Sep. 2007	272,113	Houston	West Loop / Galleria
Two Westlake Park	Sep. 2007	455,142	Houston	Katy Freeway
1010 Lamar	Nov. 2007	263,385	Houston	Houston CBD
Greenbriar Place	Dec. 2007	146,700	Houston	Greenspoint
Bridgewood I	Dec. 2007	136,231	Houston	Greenspoint
Bridgewood II	Dec. 2007	141,865	Houston	Greenspoint
Year Ended December 31, 2008
Younan Corporate Center	Dec. 2008	62,356	Los Angeles	LA North/ San Fernando Valley
Year Ended December 31, 2009
Younan Corporate Plaza	Aug. 2009	64,778	Los Angeles	LA North/ San Fernando Valley
Dispositions
Year Ended December 31, 2007
Southpoint Executive Center	June 2007	137,238	Orlando	Maitland
Year Ended December 31, 2008
211 E. Ontario	Aug. 2008	172,445	Chicago	Chicago CBD

We have included in our results of operations a discussion of comparable properties in our contributed portfolio held by us for the entirety of the periods presented, therefore reflecting adjustments to remove the properties not held for the entirety of such periods and the option properties. We refer to the comparable properties pool in this section as “Same Properties.”

We have historically financed our acquisitions through secured mortgage debt. As of June 30, 2010, we had an aggregate principal amount of $926.4 million of secured indebtedness. Upon completion of this offering, we expect to have $505.7 million of outstanding secured indebtedness in addition to a $150 million secured revolving credit facility, of which we expect $150 million to be available to us, unless we price our common stock below the midpoint of the range of prices on the cover of this prospectus.

Property Revenue.  Rental revenue consists of scheduled rent charges, straight-line rent adjustments and the amortization of above-market and below-market rents acquired. We also derive revenue from tenant recoveries and other property revenues, including parking income, lease termination fees, late fees, storage rents and other miscellaneous property revenues. Historically, our predecessor leased office properties to tenants primarily on a full service gross or a modified gross basis and to a limited extent on a triple net lease basis. We expect to continue to do so in the future. A full service gross or modified gross lease has a base year expense stop, whereby the tenant pays a stated amount of certain expenses as part of the rent payment, while future increases (above the base year stop) in property operating expenses are billed to the tenant based on such tenant’s proportionate square footage of the property. The increased property operating expenses billed are reflected as operating expenses and amounts recovered from tenants are reflected as tenant recoveries in the statements of operations. In a triple net lease, the tenant is responsible for all property taxes and operating expenses. As such, the base rent payment does not include any operating expense, but rather all such expenses are billed to the tenant. The full amount of the expenses for this lease type is reflected in operating expenses, and the reimbursement is reflected in tenant recoveries. With limited exceptions, our tenants in Dallas-Fort Worth, the North/Northwest submarket of Chicago, Houston, Phoenix and Los Angeles have full service gross or modified gross leases, and our tenants in the Central Loop (CBD) submarket of Chicago have triple net leases.

Operating expenses.  Our operating expenses consist of property operating expenses, including utilities, contractual costs for security and janitorial services, insurance, on-site engineering, property management personnel costs and repair and maintenance costs; real estate taxes; general administrative expenses; and depreciation and amortization. We have electricity cost hedges in place on all of our assets in Dallas, Houston and Chicago. Those contracts, many of which were in place at the time of acquisition, fix our cost per Kilowatts at a weighted average of approximately 8.4 cents for terms expiring in most cases in December 2012. Based on spot rates provided by our energy consultant, we believe current power rates are approximately 32% lower than our contractual rates in place for these assets. Over the twelve month period ending August 2010, these assets consumed an aggregate of approximately 186 Megawatts of power, of which approximately 40% is billed to clients as a pass-through expense. As a public company, we will incur significant additional general and administrative costs for legal, accounting and other expenses related to corporate governance, SEC reporting and compliance with the various provisions of the Sarbanes-Oxley Act of 2002. Prior to this offering, we did not incur such costs and we estimate our annual general and administrative costs initially will increase by approximately $5.0 to $7.0 million after the completion of this offering as compared to 2009 actual general and administrative costs.

Formation transactions.  Concurrent with this offering, we will complete the formation transactions pursuant to which we will acquire through a series of merger transactions the entities that own interests in the 33 properties in our contributed property portfolio. To acquire these interests from the holders thereof, we will issue to such holders an aggregate of          shares of our common stock and           common units, and we will also pay $      in cash to unaccredited investors. See “Structure and Formation of our Company—Formation Transactions.”

Factors Which May Influence Future Results of Operations

The following excludes information related to the properties that we have both options and rights of first refusal to acquire, which include One Graystone Centre, 1010 Lamar and 6464 Savoy.

Rental Income.  The amount of net rental income generated by the properties in our contributed portfolio depends principally on our ability to renew expiring leases or re-lease space upon the scheduled or unscheduled termination of leases, lease currently available space (2.8 million square feet as of June 30, 2010) and maintain or increase rental rates at our properties. Local, regional or national economic conditions; an oversupply of or a reduction in demand for office space; changes in market rental rates; our ability to provide adequate services and maintenance at our properties; and fluctuations in interest rates could adversely affect our rental income in future periods. Future economic or regional downturns affecting our submarkets or downturns in our tenants’ industries that impair our ability to renew or re-lease space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase occupancy. In addition, growth in rental income will also partially depend on our ability to acquire additional office properties that meet our acquisition criteria.

Rental Rates.  We believe that rental rates for our properties are generally below current average rental rates for Class “A” properties in our submarkets, although individual properties within any particular submarket may currently be leased above or below the rental rates within that submarket. As of June 30, 2010, our contributed portfolio’s weighted average in-place rent per leased square foot was $21.36. Market rental rates declined in all of our submarkets during the recession that began in December 2007 and may continue to decline further.

Scheduled Lease Expirations.  Our ability to re-lease expiring space at rental rates equal to or in excess of current rental rates will impact our results of operations. In addition to approximately 2.8 million square feet of available space in our contributed portfolio, during the years ending December 31, 2010 and 2011, leases representing approximately 3.2% and 12.5%, respectively, of the rentable square feet of our contributed portfolio are scheduled to expire. These leases represent approximately 5.3% and 17.6%, respectively, of the annualized rent of our contributed portfolio.

Conditions in Significant Markets.  Our contributed portfolio is geographically concentrated in the Dallas-Fort Worth, Chicago and Houston markets. These markets comprised 49.0%, 23.7% and 19.4%, respectively, of our annualized rent as of June 30, 2010. Positive or negative changes in conditions in our markets will impact our overall performance.

Interest Rates.  We expect future changes in interest rates will impact our overall performance. While we will seek to manage our exposure to future changes in rates through interest rate swap agreements or interest rate caps, portions of our overall outstanding debt, including borrowings under our secured revolving credit facility, will likely remain at floating rates.

Critical Accounting Policies

Our discussion and analysis of our historical financial condition and results of operations are based upon combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of our significant accounting policies in Note 2 to the December 31, 2009 combined financial statements of our predecessor included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial conditions and results of operations. We evaluate these estimates on an ongoing basis, based upon information currently available and on various assumptions that we believe are reasonable as of the date hereof. In addition, other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our results of operations and financial conditions to those of other companies.

Investments in Real Estate.  Acquisitions of properties are accounted for utilizing the purchase method and accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques including replacement costs are used to allocate the purchase price of acquired properties between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market leases, acquired above- and below-market tenant leases and tenant relationships. Initial valuations are subject to change until such information is finalized, which must be no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an “as-if-vacant” basis. The “as-if-vacant” fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level.

Above-market and below-market in-place lease intangibles are recorded as an asset or liability based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place tenant or ground leases, respectively, and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.

Expenditures for repairs and maintenance are charged to operations as incurred. Significant improvements and costs incurred in the execution of leases are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in operations for the period.

The values allocated to land, buildings, site improvements, tenant improvements, leasing costs and in-place leases are depreciated on a straight-line basis using an estimated life of 40 years for buildings, 15 years for site improvements and the remaining term of each existing lease for in-place lease values, tenant improvements and leasing costs. The values of above- and below-market tenant leases are amortized over the life of the related lease and recorded as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. The amortization of acquired in-place leases is recorded as an adjustment to depreciation and amortization in the consolidated statements of operations. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

Revenue Recognition.  Four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed and determinable; and collectability is reasonably assured. All leases are classified as operating leases. For all lease terms exceeding one year, rental income is recognized on a straight-line basis over the terms of the leases. Deferred rent receivables represent rental revenue recognized on a straight-line basis in excess of billed rents. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenues in the period the applicable costs are incurred. In addition, we record a capital asset for leasehold improvements constructed by us that are reimbursed by tenants, with the offsetting side of this accounting entry recorded to deferred revenue which is included in accounts payable, accrued expenses and tenant security deposits. The deferred revenue is amortized as additional rental revenue over the life of the related lease. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments are recognized on a monthly basis when earned. Recoveries from tenants for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, which are included in rental income in the accompanying combined statements of operations, are recognized when the related leases are canceled and we have no continuing obligation to provide services to such former tenants.

The recognition of gains on sales of real estate requires that we measure the timing of a sale against various criteria related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, profit-sharing or leasing method. If the sales criteria have been met, we further analyze whether profit recognition is appropriate using the full accrual method. If the criteria to recognize profit using the full accrual method have not been met, we defer the gain and recognize it when the criteria are met or use the installment or cost recovery method as appropriate under the circumstances.

Impairment of Long-Lived Assets.  We assess whether there has been impairment in the value of our long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the current carrying value exceeds the estimated undiscounted cash flows, an impairment loss is recorded equal to the difference between the asset’s current carrying value and its value based on the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Allowance for doubtful accounts.  We maintain an allowance for estimated losses that may result from the inability of tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent. In addition, we generally do not require collateral or other security from our tenants, other than security deposits or letters of credit. In determining our allowance for doubtful accounts, we take into consideration many factors to evaluate the level of reserves necessary, including historical default termination/

default activity and current economic conditions. If our estimates of collectability differ from the cash received, the timing and amount of our reported revenue could be impacted.

Financial Instruments.  The estimated fair values of financial instruments are determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Interest Rate Agreements.  We manage our interest rate risk associated with borrowings by obtaining interest rate swap and interest rate cap contracts. No other derivative instruments are used.

We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income, which is a component of our predecessor’s equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Our interest rate swap and interest rate cap contracts do not qualify as effective hedges, and as such, the changes in such contracts’ fair market values are being recorded in earnings. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses market-based inputs, including interest rate curves and implied volatilities. We also incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty’s nonperformance risk in the fair value measurements.

Results of Operations

Comparison of the three months ended June 30, 2010 to the three months ended June 30, 2009

As of June 30, 2010, our predecessor’s operating portfolio comprised 36 office properties with an aggregate of approximately 11.2 million rentable square feet compared to a portfolio that comprised 35 properties with an aggregate of approximately 11.1 million rentable square feet as of June 30, 2009. Our results of operations for the three months ended June 30, 2010 and 2009 were affected by the acquisition of Younan Corporate Plaza in our Los Angeles market, which we acquired in August 2009. As a consequence, our results are not entirely comparable from period to period. Our results of operations for these periods also include the operating results of One Graystone Centre, 6464 Savoy and 1010 Lamar, which will be excluded from the formation transactions. Therefore, in our discussion below, we have noted the results of our “2010 Same Properties” portfolio where relevant, which includes 32 properties of the 33 properties in our contributed portfolio totaling 10.4 million rentable square feet and excludes One Graystone Centre, 1010 Lamar, 6464 Savoy and Younan Corporate Plaza. The following table sets forth selected data from our consolidated statements of operations for three months ended June 30, 2010 and 2009 respectively (in thousands).

	Three Months Ended
	June 30,
	2010	2009	Change

Revenues
Rental revenues	$36,573	$36,565	$8
Tenant recoveries	5,959	8,449	(2,490)
Other property revenues	1,724	3,358	(1,634)

Total property revenues	$44,256	$48,372	$(4,116)
Expenses
Property operating expenses	12,553	14,108	(1,555)
Real estate taxes	6,115	7,432	(1,317)

Net operating income	$25,588	$26,832	$(1,244)

	Three Months Ended
	June 30,
	2010	2009	Change

General and administrative expenses	1,747	661	1,086
Depreciation and amortization	13,149	13,896	(747)

Total operating expenses	$33,564	$36,097	$(2,533)
Operating income	10,692	12,275	(1,583)
Interest income and other expense	21	766	(745)
Interest expense	(12,558)	(13,081)	523

Net income (loss)	$(1,845)	$(40)	$(1,805)
Less: net income (loss) attributable to non-controlling interests	315	1,491	(1,176)
Net income (loss) attributable to Younan Properties Inc. Predecessor	$(2,160)	$(1,531)	$(629)

Operating Income and Expenses

Total Property Revenues.  Total property revenues decreased by $4.1 million or 8.5% to $44.3 million for the three months ended June 30, 2010 compared to $48.4 million for the same period in the prior year.

Rental Revenues.  Rental revenues of $36.6 million for the three months ended June 30, 2010 were unchanged compared to the three months ended June 30, 2009. Rental revenues for the 2010 Same Properties portfolio increased approximately $0.2 million in the second quarter of 2010 to $34.7 million compared to $34.5 million in the second quarter of 2009. The increase was the result of an increase in occupancy from 71.5% at June 30, 2009, compared to 72.9% at June 30, 2010. This increase was partially offset by a $0.6 million decrease in the amortization of above and below market rents related to the expiration of leases acquired.

Tenant Recoveries.  Tenant recoveries for the total portfolio decreased by $2.5 million, or 29.5%, to $6.0 million for the three months ended June 30, 2010 compared to $8.4 million for the same period in 2009. Tenant recoveries for the 2010 Same Properties portfolio decreased by $2.7 million or 33.2% to $5.5 million. $1.2 million of this decrease was due to a decrease in operating expenses as a result of our operational efficiency improvements which led to reductions in operating expenses and property taxes as described in further detail below. The remaining $1.5 million in decrease was due to common area maintenance credits issued during the three months ended June 30, 2010 related to 2009 billings. In 2009, the reconciliation process was completed during the three months ending March 31, 2009.

Property Expenses

Property Operating Expenses.  Property operating expenses decreased by $1.6 million, or 11.0%, to $12.6 million for the three months ended June 30, 2010 compared to $14.1 million for the period ended June 30, 2009. Property operating expenses for our 2010 Same Properties portfolio decreased $1.4 million, or 10.6%, to $11.8 million in the second quarter compared to $13.2 million in the second quarter of 2009. The reduction in property operating expenses was primarily due to a $0.5 million decrease in property administrative and salary costs, a $0.3 million reduction in repair and maintenance expenses including expenses related to a casualty loss, a $0.3 million decrease in legal costs and a $0.3 million reduction in utility costs. The reduction in property administrative costs was primarily attributable to a reduced allocation of corporate employees to property operating expenses due to a realignment of job functions in 2010. Repair and maintenance expenses were lower due to costs related to casualty damages incurred in the first quarter of 2009 and lower costs in 2010. Legal costs decreased due to a reduction in ongoing legal matters in 2010. Utility costs decreased due to our ongoing energy cost monitoring efforts focused on reducing our energy usage.

Real Estate Taxes.  Real estate taxes decreased by $1.3 million, or 17.7%, to $6.1 million for the three months ended June 30, 2010 compared to $7.4 million for the three months ended June 30, 2009. Real estate taxes for the 2010 Same Properties portfolio decreased $1.2 million, or 17.8%, to $5.8 million in the second quarter compared to $7.0 million in the second quarter of 2009. The decreases were primarily due to a property tax reduction as a result of our successful ongoing appeals of the assessed values of our properties.

Net Operating Income and Net Income

Net Operating Income.  Net operating income decreased $1.2 million, or 4.6%, to $25.6 million for the three months ended June 30, 2010 compared to $26.8 million for the three months ended June 30, 2009. Net operating income for the 2010 Same Properties portfolio decreased $1.4 million, or 5.6%, to $24.2 million for the three months ended June 30, 2010 compared to $25.7 million for the three months ended June 30, 2009 due to the changes in rental revenue, property operating expenses and real estate taxes described above. See additional components of net operating income and a reconciliation of consolidated and 2010 Same Properties portfolio net operating income to consolidated net income in the table on page 79 below.

Net Income.  In the three months ended June 30, 2010, we recorded a net loss of $1.8 million compared to a net income of $0.0 million recorded in the three months ended June 30, 2009. The changes in net income were driven by the changes in operating income and expenses described above as well as the changes in corporate expenses described below.

Corporate Expenses

General and Administrative.  General and administrative expenses increased by $1.1 million, or 164.4%, to $1.7 million for the three months ended June 30, 2010 compared to $0.7 million for the three months ended June 30, 2009. General and administrative expenses increased in the second quarter of 2010 due to our increased staffing levels from new employees and from increased allocation of existing employees to corporate related functions. Additionally, we incurred costs associated with audit, tax and other third-party consulting fees in the second quarter of 2010 related to new financial reporting requirements in preparation for becoming a public reporting company.

Depreciation and Amortization.  Depreciation and amortization expense decreased $0.7 million, or 5.4%, to $13.1 million for the three months ended June 30, 2010 compared to $13.9 million for the three months ended June 30, 2009. The decrease was primarily due to lower depreciation of tenant improvements and leasing commissions associated with acquired leases. This decrease was partially offset by new building improvements and capitalized leasing costs put into service after the first quarter of 2009 and by the depreciation related to one property acquired in August 2009.

Non-Operating Income and Expenses

Interest (Income) and Other Expenses.  Interest income and other expenses were ($0.0) million for the three months ended June 30, 2010 compared to ($0.8) million for the three months ended June 30, 2009. For the three months ended June 30, 2009, we received nonrecurring fees totalling $0.5 million, including a $0.3 million one-time brokerage fee. In addition, in the same time period, we received $0.3 million in interest on a mortgage note that was fully written off by the end of 2009.

Interest Expense.  Interest expense decreased $0.5 million, or 4.0%, to $12.6 million for the three months ended June 30, 2010, compared to $13.1 million for the three months ended June 30, 2009. The interest expense associated with the acquisition of Younan Corporate Plaza, acquired in August 2009, was offset by reduced interest expense due to lower debt balances driven by the amortization of principal on mortgage debt in the year-over-year period and a reduction in interest expense related to the amortization of a loan premium.

Results of Operations

Comparison of the six months ended June 30, 2010 to the six months ended June 30, 2009

As of June 30, 2010, our predecessor’s operating portfolio comprised 36 office properties with an aggregate of approximately 11.2 million rentable square feet compared to a portfolio that comprised 35 properties with an aggregate of approximately 11.1 million rentable square feet as of June 30, 2009. Our results of operations for the six months ended June 30, 2010 and 2009 were affected by the acquisition of Younan Corporate Plaza in our Los Angeles market, which we acquired in August 2009. As a consequence, our results are not entirely comparable from period to period. Our results of operations for these periods also include the operating results of One Graystone Centre, 6464 Savoy and 1010 Lamar, which will be excluded from the formation transactions. Therefore, in our discussion below, we have noted the results of our “2010

Same Properties” portfolio where relevant, which includes 32 properties of the 33 properties in our contributed portfolio totaling 10.4 million rentable square feet and excludes One Graystone Centre, 1010 Lamar, 6464 Savoy and Younan Corporate Plaza. The following table sets forth selected data from our consolidated statements of operations for six months ended June 30, 2010 and 2009 respectively (in thousands).

	Six Months Ended
	June 30,
	2010	2009	Change

Revenues
Rental revenues	$73,320	$74,167	$(847)
Tenant recoveries	12,890	17,334	(4,444)
Other property revenues	3,358	4,982	(1,624)

Total property revenues	$89,568	$96,483	$(6,915)
Expenses
Property operating expenses	25,812	28,745	(2,933)
Real estate taxes	11,985	14,194	(2,209)
Net operating income	51,771	53,544	(1,773)
General and administrative expenses	2,773	964	1,809
Depreciation and amortization	26,669	28,159	(1,490)

Total operating expenses	$67,239	$72,062	$(4,823)
Operating income	22,329	24,421	(2,092)
Interest income and other expenses	4	922	(918)
Interest expense	(25,255)	(25,709)	454

Net income (loss)	$(2,922)	$(366)	$(2,556)
Less: net income (loss) attributable to non-controlling interests	1,166	2,424	(1,258)

Net income (loss) attributable to Younan Properties Inc. Predecessor	$(4,088)	$(2,790)	$(1,298)

Operating Income and Expenses

Total Property Revenues.  Total property revenues decreased by $6.9 million or 7.2% to $89.6 million for the six months ended June 30, 2010 compared to $96.5 million for the same period in the prior year.

Rental Revenues.  Rental revenues decreased $0.8 million or 1.1% to $73.3 million for the six months ended June 30, 2010 compared to $74.2 million for the six months ended June 30, 2009. Rental revenues for the 2010 Same Properties portfolio decreased approximately $0.5 million in 2010 to $69.5 million compared to $69.9 million in the first half of 2009. The decrease in rental revenues for our 2010 Same Properties portfolio was primarily driven by the reduction in the amortization of below and above market leases due to the expiration of acquired leases over the past 12 months.

Tenant Recoveries.  Tenant recoveries for the total portfolio decreased by $4.4 million, or 25.6%, to $12.9 million for the six months ended June 30, 2010 compared to $17.3 million for the same period in 2009. Tenant recoveries for the 2010 Same Properties portfolio decreased by $4.6 million or 27.1% to $12.3 million. $2.6 million of this decrease was due to lower overall property operating expenses and taxes in the first half of 2010 as discussed below. The remaining approximately $1.4 million of the decrease was due to common area maintenance credits issued during the six months ended June 30, 2010 related to 2009 billings. In 2009, the reconciliation process resulted in an additional $0.6 million in billings, which were recognized in the six months ended June 30, 2009.

Property Expenses

Property Operating Expenses.  Property operating expenses decreased by $2.9 million, or 10.2%, to $25.8 million for the six months ended June 30, 2010 compared to $28.7 million for the period ended June 30, 2009. Property operating expenses for our 2010 Same Properties portfolio decreased $2.8 million, or 10.4%, to $24.2 million in the first half compared to $27.0 million in the first half of 2009. The reduction in property operating expenses was primarily due to a $1.0 million decrease in property administrative and salary costs, lower legal fees of approximately $0.5 million, a $0.4 million reduction in repair and maintenance expenses including expenses related to a casualty loss, a $0.2 million reduction in utility costs, and a $0.2 million reduction in our service contracts expense related to our ongoing efficiency improvements. The reduced administrative and salary costs were primarily attributable to a reduced allocation of corporate employees to property operating expenses due to realignment of job functions in the six months ended June 30, 2010 as well as reduced licensing fees allocated at the property level. Legal costs decreased due to a reduction in ongoing legal matters in 2010. Repair and maintenance expenses were lower due to costs related to a casualty loss incurred in the first quarter of 2009. Service contract expenses were lower due to ongoing cost reduction initiatives to reduce vendor costs for services such as janitorial services. Utility costs decreased due to our ongoing energy costs monitoring efforts focused on reducing our energy usage.

Real Estate Taxes.  Real estate taxes decreased by $2.2 million, or 15.6%, to $12.0 million for the six months ended June 30, 2010 compared to $14.2 million for the six months ended June 30, 2009. Real estate taxes for the 2010 Same Properties portfolio decreased $1.9 million, or 14.1%, to $11.5 million in the first half compared to $13.4 million in the first half of 2009. The decreases were primarily due to a $1.5 million property tax reduction, as a result of our successful ongoing appeals of the assessments of our properties and a $0.2 million tax refund, received in 2010, related to prior years.

Net Operating Income and Net Income

Net Operating Income.  Net operating income decreased $1.8 million, or 3.3%, to $51.8 million for the six months ended June 30, 2010 compared to $53.5 million for the six months ended June 30, 2009. Net operating income for the 2010 Same Properties portfolio decreased $1.9 million, or 3.8%, to $49.2 million for the six months ended June 30, 2010 compared to $51.1 million for the six months ended June 30, 2009 due to the changes in rental revenue, property operating expenses and real estate tax reductions as described above. See additional components of net operating income and a reconciliation of consolidated and Same Properties portfolio net operating income to consolidated net income in the table on page 79 below.

Net Income.  In the six months ended June 30, 2010, we recorded a net loss of $2.9 million compared to a net loss of $0.4 million recorded in the six months ended June 30, 2009. The changes in net income were driven by the changes in operating income and expenses described above as well as the changes in corporate expenses described below.

Corporate Expenses

General and Administrative.  General and administrative expenses increased by $1.8 million, or 187.7%, to $2.8 million for the six months ended June 30, 2010 compared to $1.0 million for the six months ended June 30, 2009. General and administrative expenses increased in the first half of 2010 due to our increased staffing levels from new employees and from increased allocation of existing employees to corporate related functions. Additionally we incurred costs associated with audit, tax and other outside consulting fees in the first half of 2010 related to new financial reporting requirements in preparation for becoming a public reporting company.

Depreciation and Amortization.  Depreciation and amortization expense decreased $1.5 million, or 5.3%, to $26.7 million for the six months ended June 30, 2010 compared to $28.2 million for the six months ended June 30, 2009. The decrease was primarily due to lower depreciation of tenant improvements and leasing commissions associated with acquired leases. This decrease was partially offset by new building improvements and capitalized leasing costs put into service after the first quarter of 2009 and by the depreciation related to one property acquired in August 2009.

Non-Operating Income and Expenses

Interest (Income) and Other Expenses.  Interest income and other expenses were ($0.0) million for the six months ended June 30, 2010 compared to $0.9 million for the six months ended June 30, 2009. The decrease was partially due to approximately $0.4 million of interest income received in the first half of 2009 from a mortgage note owned by our predecessor, which was fully impaired by the end of 2009. No interest was recognized on this note in the first half of 2010. In addition, we received approximately $0.3 million in one-time broker fees over this time period in 2009.

Interest Expense.  Interest expense decreased $0.4 million, or 1.8%, to $25.3 million for the six months ended June 30, 2010, compared to $25.7 million for the six months ended June 30, 2009. The interest expense associated with the acquisition of Younan Corporate Plaza, acquired in August 2009, was offset by reduced interest expense due to lower debt balances driven by the amortization of principal on mortgage debt in the year-over-year period and a reduction in interest expense related to the amortization of a loan premium.

Comparison of the year ended December 31, 2009 to the year ended December 31, 2008

As of December 31, 2009, our predecessor’s portfolio comprised 36 office properties with an aggregate of approximately 11.2 million rentable square feet compared to a portfolio that comprised 35 properties with an aggregate of approximately 11.1 million rentable square feet as of December 31, 2008. Our results of operations for the years ended December 31, 2009 and 2008 include the operating results of One Graystone Centre, 6464 Savoy and 1010 Lamar, which will be excluded from the formation transactions. In addition, in 2008 and 2009 we acquired two properties totaling approximately 127,134 rentable square feet and disposed of one property with approximately 172,445 rentable square feet. Our discussion regarding our 2009 Same Properties portfolio excludes such acquisitions and dispositions, as well as, One Graystone Centre, 1010 Lamar and 6464 Savoy. The following table sets forth selected data from our consolidated statements of operations for the years ended December 31, 2009 and 2008 (in thousands).

	Years Ended December 31,
	2009	2008	Change

Revenues
Rental revenues	$147,533	$149,760	$(2,227)
Tenant recoveries	35,027	34,640	387
Other property revenues	7,856	4,745	3,111

Total property revenues	$190,416	$189,145	$1,271
Expenses
Property operating expenses	63,279	63,422	(143)
Real estate taxes	25,958	28,303	(2,345)
Net operating income	101,179	97,420	3,759
General and administrative expenses	1,900	4,042	(2,142)
Depreciation and amortization	55,633	60,211	(4,578)

Total operating expenses	$146,770	$155,978	$(9,208)
Operating income	43,646	33,167	10,479
Interest income and other expenses	1,855	(25)	1,880
Interest expense	(51,917)	(64,066)	12,149
Casualty gain (loss)	7,315	(123)	7,438
Other gain (loss)	(3,536)	6,248	(9,784)

Loss from continuing operations	$(2,637)	$(24,799)	$22,162
Income from discontinued operations	—	9,719

Net loss	$(2,637)	$(15,080)
Less: net income (loss) attributable to non-controlling interests	(2,812)	5,404

Net income (loss) attributable to Younan Properties Inc. Predecessor	$175	$(20,484)

Operating Income and Expenses

Total Property Revenues.  Total property revenues increased by $1.3 million or 0.7% to $190.4 million for the year ended December 31, 2009 compared to $189.1 million for the year ended December 31, 2008.

Rental Revenues.  Rental revenues decreased by $2.2 million, or 1.5%, to $147.5 million for the year ended December 31, 2009 compared to $149.8 million for the year ended December 31, 2008. Rental revenues for the 2009 Same Properties portfolio decreased approximately $2.6 million in 2009 to $137.6 million compared to $140.2 million in 2008. The decrease in rental revenues was driven primarily by a 3.1% decrease in occupancy from 75.6% at December 31, 2008 to 72.6% at December 31, 2009 in addition to a $0.8 million decrease in the amortization of the above-market and below-market rents.

Tenant Recoveries.  Tenant recoveries increased by $0.4 million, or 1.1%, to $35.0 million for the year ended December 31, 2009 compared to $34.6 million for the year ended December 31, 2008. Tenant recoveries for the 2009 Same Properties portfolio increased $1.0 million, or 3.1%, to $34.0 million in 2009 compared to $33.0 million in 2008. This increase resulted from an approximately $1.3 million increase in recoveries related to new triple net leases in our Chicago properties and an approximately $1.0 million increase in recoveries related to capital improvements completed in one of our properties in Houston. These increases were partially offset by an approximately $0.8 million decrease attributable to a decrease in occupancy and re-setting of base year expense stops for the 2009 Same Properties portfolio and an approximately $0.5 million decrease related to a lease modification in one of our Houston properties.

Other Property Revenues.  Other property revenues increased by $3.1 million, or 65.6%, to $7.9 million for the year ended December 31, 2009 compared to $4.7 million for the year ended December 31, 2008. Other property revenues for the 2009 Same Properties portfolio increased $3.3 million, or 82.0%, to $7.3 million in 2009 compared to $4.0 million in 2008 primarily due to a litigation settlement in 2009 totaling $1.8 million, higher late fees of approximately $0.4 million, an increase in parking revenues of $0.4 million, higher storage rents of $0.2 million and $0.3 million associated with energy savings rebates and miscellaneous tenant billings.

Property Expenses

Property Operating Expenses.  Property operating expenses decreased by $0.1 million, or 0.2%, to $63.3 million for the year ended December 31, 2009 compared to $63.4 million for the year ended December 31, 2008. Property operating expenses for our 2009 Same Properties portfolio increased $0.4 million, or 0.6%, to $59.1 million in 2009 compared to $58.7 million in 2008, primarily due to a $2.1 million decrease in utility costs and a $1.9 million decrease in contractual service costs, which were offset by $4.4 million of discretionary expenditures and non-recurring administrative costs. Utility costs decreased due to a combination of reduced energy usage and lower utility rates in Texas returning to more normal levels after the impact of Hurricane Ike. Contractual services costs decreased due to cost-cutting measures implemented in 2009. Repairs and maintenance costs for our 2009 Same Properties portfolio increased $2.9 million due to discretionary expenditures on upgrading our mechanical infrastructure throughout the portfolio in 2009. Property administrative costs increased $1.6 million primarily as a result of the timing of legal costs related to legal matters settled in 2009 and information system upgrades not expected to re-occur in 2010.

Real Estate Taxes.  Real estate taxes decreased by $2.3 million, or 8.3%, to $26.0 million for the year ended December 31, 2009 compared to $28.3 million for the year ended December 31, 2008. Real estate taxes for the 2009 Same Properties portfolio decreased $2.4 million, or 8.9%, to $24.3 million in 2009 compared to $26.7 million in 2008 primarily due to our successful ongoing appeals of the assessed values of substantially all of our properties, which lowered our property tax assessments.

Net Operating Income and Net Income

Net Operating Income.  Net operating income increased $3.8 million, or 3.9%, to $101.2 million for the year ended December 31, 2009 compared to $97.4 million for the year ended December 31, 2008. Net operating income for the 2009 Same Properties portfolio increased $3.8 million, or 4.1%, to $95.6 million for the year ended December 31, 2009 compared to $91.9 million for the year ended December 31, 2008 due to the changes in rental revenue, property operating expenses and real estate taxes described above. See additional components of net operating income and a reconciliation of consolidated and Same Properties portfolio net operating income to consolidated net income in the table on page 79 below.

Net Income.  In the year ended December 31, 2009, we recorded a net loss of $2.6 million, compared to a net loss of $15.1 million recorded in the year ended December 31, 2008. The changes in net income were driven by the changes in operating income and expenses described above as well as the changes in corporate expenses described below.

Corporate Expenses

General and Administrative.  General and administrative expenses decreased $2.1 million, or 53%, to $1.9 million for the year ended December 31, 2009 compared to $4.0 million for the year ended December 31,

2008. General and administrative expenses decreased in 2009 primarily due to a reduction in corporate salaries and lower worker’s compensation insurance costs. We expect future general and administrative expenses to be higher as we increase staffing and set up the infrastructure necessary to operate as a public company.

Depreciation and Amortization.  Depreciation and amortization expense decreased $4.6 million, or 7.6%, to $55.6 million for the year ended December 31, 2009 compared to $60.2 million for the year ended December 31, 2008. The decrease was primarily due to lower depreciation of tenant improvements and leasing commissions associated with acquired leases that expired since the beginning of 2008 and the reduction in depreciation expense after 2008 related to the impairment of 6464 Savoy as a result of casualty damages. These decreases were partially offset by depreciation related to one property acquired in December 2008 and one property acquired in August 2009.

Non-Operating Income and Expenses

Interest (Income) and Other Expenses.  Interest income and other expenses was $1.9 million for the year ended December 31, 2009 compared to $0.0 million for the year ended December 31, 2008. The change was attributable to higher interest income earned in 2009 on a mortgage note acquired in 2008 and the impact in 2008 of a one-time $1.7 million capital-raising fee paid to an unrelated joint venture partner related to a consolidated fund that owns two of our properties located in Houston.

Interest Expense.  Interest expense decreased $12.1 million, or 19.0%, to $51.9 million for the year ended December 31, 2009 compared to $64.1 million for the year ended December 31, 2008. Approximately $8.6 million of the decrease related to lower average effective rates in 2009 compared to 2008 on our floating interest rate debt and $4.0 million related to an increase in the fair value of our in place interests rate swaps. These decreases were partially offset by an approximately $0.5 million increase in interest expense related to debt associated with two properties acquired since the beginning of 2008.

Casualty Gain (Loss).  Our policy is to record casualty losses or gains in the period the casualty occurs equal to the differential between (a) the book value of assets destroyed and (b) insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts. Potential insurance proceeds that are subject to uncertainties are treated as a contingent proceeds and not recorded until the uncertainties are satisfied. During 2009, we recorded a casualty gain totaling $7.3 million, representing the realization of contingent proceeds relating to claims for 6464 Savoy which suffered hurricane damage in 2008 and Two Westlake which suffered flood damage in 2009. During 2008, we recorded a casualty loss of $0.1 million related to damage to another of our properties in Houston that suffered hurricane damage.

Other Gain (Loss).  In 2009, we recognized a $3.5 million loss related to an investment in a mortgage note that is currently in default. The recognition of such loss resulted in the mortgage note being fully reserved on our balance sheet. In 2008, we recognized a $6.2 million gain comprised of a $12.2 million gain related to the investment in a mortgage note at a discount to face value and partially offset by a $6.0 million loss in 2008 related to a forfeited deposit by our management company on an anticipated property acquisition that was not executed.

Income from Discontinued Operations.  In 2008, we recognized a $10.4 million gain related to the sale of a 172,445 square foot office building in the Chicago CBD submarket partially offset by losses from the disposed property totaling $0.7 million. In 2009, we did not dispose of any properties.

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

As of December 31, 2008 our predecessor’s portfolio was comprised of 35 office properties with an aggregate of approximately 11.1 million rentable square feet compared to a portfolio comprised of 35 properties with an aggregate of approximately 11.2 million rentable square feet as of December 31, 2007. Our results of operations for the years ended December 31, 2008 and 2007 include the operating results of One Graystone Centre, 6464 Savoy and 1010 Lamar, which will be excluded from the formation transaction. In addition, our portfolio increased significantly during 2007 when we acquired 12 properties totaling 4.1 million rentable square feet including 1010 Lamar, which was acquired in 2007 and will be excluded from the formation transactions. Our discussion regarding our 2008 Same Properties portfolio excludes the 13 assets acquired in 2007 and 2008, the two properties we disposed of since 2007 totaling 309,683 rentable square feet,

One Graystone Centre and 6464 Savoy. The following table sets forth selected data from our consolidated statements of operations for the years ended December 31, 2008 and 2007 (in thousands).

	Year Ended December 31,
	2008	2007	Change

Revenues
Rental revenues	$149,760	$117,435	$32,325
Tenant recoveries	34,640	26,299	8,341
Other property revenues	4,745	4,001	744

Total property revenues	$189,145	$147,735	$41,410
Expenses
Property operating expenses	63,422	46,093	17,329
Real estate taxes	28,303	24,388	3,915
Net operating income	97,420	77,254	20,166
General and administrative expenses	4,042	4,253	(211)
Depreciation and amortization	60,211	52,518	7,693

Total operating expenses	$155,978	$127,252	$28,726
Operating income	33,167	20,483	12,684
Interest income and other expenses	(25)	2,014	(2,039)
Interest expense	(64,066)	(54,217)	(9,849)
Casualty gain (loss)	(123)	—	(123)
Other gain (loss)	6,248	—	6,248

Loss from continuing operations	$(24,799)	$(31,720)	$6,921
Income from discontinued operations	9,719	5,269

Net loss	$(15,080)	$(26,451)
Less: net income (loss) attributable to non-controlling interests	5,404	(11,398)

Net loss attributable to Younan Properties, Inc. predecessor	$(20,484)	$(15,053)

Operating Income and Expenses

Total Property Revenues.  Total property revenues increased by $41.4 million or 28.0% to $189.1 million for the year ended December 31, 2008 compared to $147.7 million for the year ended December 31, 2007.

Rental Revenues.  Rental revenues increased by $32.3 million, or 27.5%, to $149.8 million for the year ended December 31, 2008 compared to $117.4 million for the year ended December 31, 2007. This increase was largely driven by the inclusion of a full year of operating results in 2008 of the 12 properties we acquired in 2007. Rental revenues for our 2008 Same Properties portfolio remained fairly consistent year-over-year, and decreased $0.1 million from $89.4 million in 2007 to $89.3 million in 2008.

Tenant Recoveries.  Tenant recoveries increased by $8.3 million, or 31.7%, to $34.6 million for the year ended December 31, 2008 compared to $26.3 million for the year ended December 31, 2007. This increase was largely driven by the inclusion of a full year of operating results in 2008 of the 12 properties we acquired in 2007. Tenant recoveries for our 2008 Same Properties portfolio increased by $1.1 million, or 5.0%, to $23.6 million in 2008 compared to $22.5 million in 2007 due to higher overall recoverable expenses in 2008 driven primarily by higher utility costs following Hurricane Ike in Texas.

Other Property Revenues.  Other property revenues increased by $0.7 million, or 18.6%, to $4.7 million for the year ended December 31, 2008 compared to $4.0 million for the year ended December 31, 2007. This increase was largely driven by the inclusion of a full year of operating results in 2008 of the 12 properties we acquired in 2007. Other property revenues for our 2008 Same Properties portfolio decreased $0.8 million, or approximately 32.0%, to $1.6 million in 2008 compared to $2.4 million in 2007 primarily due to comparably higher lease termination income recognized in 2007 of $0.8 million.

Property Expenses

Property Operating Expenses.  Property operating expenses increased by $17.3 million, or 37.6%, to $63.4 million for the year ended December 31, 2008 compared to $46.1 million for the year ended December 31, 2007. This increase was largely driven by the inclusion of a full year of operating results in

2008 of the 12 properties we acquired in 2007. Property operating expenses for our 2008 Same Properties portfolio increased $3.0 million, or 8.8%, to $36.8 million in 2008 compared to $33.8 million in 2007 primarily due to a $1.5 million increase in utility costs, a $1.4 million increase in property administrative costs and a $0.3 million increase in service contracts, partially offset by a $0.2 million decrease in repair and maintenance expense. Utility costs increased due to higher electricity rates in Chicago as a result of deregulation and in Texas after Hurricane Ike in September 2008. In addition, service contract expense increased due to Hurricane Ike. Property administrative costs increased in 2008 primarily due to higher insurance costs for our property and casualty policies and higher legal costs due to the timing of various legal matters.

Real Estate Taxes.  Real estate taxes increased by $3.9 million, or 16.1%, to $28.3 million for the year ended December 31, 2008 compared to $24.4 million for the year ended December 31, 2007. Real estate taxes for the 2008 Same Properties portfolio decreased by $0.9 million, or 4.7%, to $18.9 million in 2008 compared to $19.8 million in 2007 primarily due to refunds received in 2008 for our successful ongoing appeals of prior years’ assessments.

Net Operating Income and Net Income

Net Operating Income.  Net operating income increased $20.2 million, or 26.1%, to $97.4 million for the year ended December 31, 2008 compared to $77.3 million for the year ended December 31, 2007. Net operating income for the 2008 Same Properties portfolio decreased $1.8 million, or 2.9%, to $58.9 million for the year ended December 31, 2008 compared to $60.6 million for the year ended December 31, 2007 due to the changes in rental revenue, property operating expenses and real estate taxes described above. See additional components of net operating income and a reconciliation of consolidated and Same Properties portfolio net operating income to consolidated net income in the table on page 80 below.

Net Income.  In the year ended December 31, 2008, we recorded a net loss of $15.1 million, compared to a net loss of $26.5 million recorded in the year ended December 31, 2007. The changes in net income were driven by the changes in operating income and expenses described above as well as the changes in corporate expenses described below.

Corporate Expenses

Depreciation and Amortization.  Depreciation and amortization expense increased by $7.7 million, or 14.6%, to $60.2 million for the year ended December 31, 2008 compared to $52.5 million for the year ended December 31, 2007. The increase was primarily due to the acquisition of 12 properties totaling 4.1 million square feet of rentable space in 2007.

Non-Operating Income and Expenses

Interest Income and Other Expenses.  Interest income and other expenses was $0.0 million for the year ended December 31, 2008 compared to $2.0 million in income for the year ended December 31, 2007. This decrease was primarily due to interest income earned in 2008 on a mortgage note acquired in 2008 which was more than offset by a one-time $1.7 million capital raising fee paid in 2008 to an unrelated joint venture partner in connection with raising capital from outside investors to fund the acquisition of two of our properties located in Houston and lower interest income earned on cash balances in 2008 compared to 2007.

Interest Expense.  Interest expense increased by $9.8 million, or 18.2%, to $64.1 million for the year ended December 31, 2008 compared to $54.2 million for the year ended December 31, 2007. The increase was due to an approximate $161 million increase in the average balance of debt outstanding in 2008 as a result of the 12 properties acquired in 2007 as noted above.

Casualty Gain (Loss).  During 2008, we recorded a casualty loss of $0.1 million related to damage to one of our properties in Houston.

Other Gain (Loss).  In 2008, we recognized a $12.2 million gain related to the acquisition at a discount to face value of a mortgage note secured by one of our properties by one of our combined entities from a third-party lender. This gain was partially offset by a $6.0 million loss in 2008 related to a forfeited deposit by our management company on an anticipated property acquisition that was not completed.

Income from Discontinued Operations.  In 2008, we recognized a $10.4 million gain on the sale of a 172,445 square foot office building in the Chicago CBD submarket. In 2007, we recognized a $6.7 million gain on the sale of a 137,238 square foot office building in the Maitland submarket of Florida. The gains on sale of properties were partially offset by losses from the disposed properties totaling $0.7 million in 2008 and $1.5 million in 2007.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources

We believe that this offering and the formation transactions will improve our financial position through changes in our capital structure, including a reduction in our leverage. After completion of this offering and the formation transactions, we expect our ratio of debt to total market capitalization to be approximately     % (     % if the underwriters’ overallotment option is exercised in full).

Our short-term liquidity requirements consist primarily of operating expenses and other expenditures associated with our properties, dividend payments to our stockholders required to maintain our REIT status, capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash and the proceeds of this offering and borrowings available under our secured revolving credit facility of which we expect $150 million to be available, unless we price the offering of our common stock below the midpoint of the range set forth on the cover of this prospectus. See “Risk Factors — If the initial public offering price of our common stock is below the midpoint of the range of prices on the cover of this prospectus, we will have reduced capital available to us under our secured revolving credit facility to fund acquisitions and for other general corporate purposes.” We have negotiated non-binding term sheets in connection with our $150 million secured revolving credit facility and $190 million secured term loan credit facility, but have not received firm commitments with respect thereto. The principal amount of our $190 million secured term loan credit facility will not vary depending on the public offering price of our common stock in this offering and we will draw down the full $190 million if this offering is completed.

Our properties require periodic investments of capital for tenant-related capital expenditures and for general capital improvements. For the six months ended June 30, 2010 and years ended December 31, 2009, 2008 and 2007, our weighted average annual tenant improvement and leasing commission costs were $19.06 per square foot of leased space. As of June 30, 2010, we had commitments under leases in effect for $1.6 million of tenant improvements and leasing commissions.

We expect to meet our long-term liquidity requirements to pay scheduled debt maturities and to fund property acquisitions and non-recurring capital improvements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities.

Commitments and Contingencies

The following table outlines the timing of required payments related to our commitments as of June 30, 2010, pro forma for this offering and the formation transactions.

	Payments Due by Period (In Thousands)
		Less Than 1			More Than
Contractual Obligations	Total	Year	1-3 Years	3-5 Years	5 Years

Principal payments on long-term indebtedness	$474,935	$13,501	$168,622	$219,415	$73,397
Interest payments	89,615	17,515	39,641	21,071	11,388
Ground lease	45,297	425	1,616	1,616	41,640
Purchase commitments related to capital expenditures associated with tenant improvements	1,468	1,468	—	—	—

Total	$611,315	$32,909	$209,879	$242,102	$126,425

Consolidated Indebtedness to be Outstanding After this Offering

Upon completion of this offering and the formation transactions, we expect to have approximately $505.7 million of outstanding consolidated long-term secured debt. Upon completion of this offering and the formation transactions, we expect our ratio of debt to total market capitalization to be approximately     %.

The following table sets forth information as of June 30, 2010 with respect to the indebtedness that we expect will be outstanding after this offering and the formation transactions.

	Principal	Fixed Rate/		Effective Annual		Maturity		Balance at
Loan	Balance	Floating Rate		Interest Rate(1)		Date		Maturity(2)

Fixed Rate or Variable Rate Swapped to Fixed Rate
KPMG Centre-Senior	$64,000	6.31%		6.31%		7/2011		$64,000
Two Westlake Park-Senior	55,179	5.85	(3)	5.85	(3)	9/2017		55,179
Younan West Loop-Senior	23,940	5.85	(3)	5.85	(3)	9/2017		23,940
Younan Tower	13,324	6.47		6.47		12/2012		13,086
Younan Corporate Plaza	9,227	5.74		5.74		11/2014		8,600
Younan Central Plaza(4)	13,047	6m LIBOR + 4.25%		9.60		5/2014		13,047
Secured Term Loan Credit Facility	190,000	LIBOR + 3.50-4.25	(5)	4.98-5.73	(5)	2013		190,000

Subtotal	$368,717							$367,852
Variable Rate
Thanksgiving Tower	65,904	1m LIBOR + 1.11		1.46		6/2010	(7)	65,904
Patriot Tower	15,339	1m LIBOR + 3.50		3.85		9/2010	(8)	15,339
Norfolk Tower	20,725	1m LIBOR + 2.85	(6)	5.35		8/2011	(9)	20,725
Two Westlake Park-Mezz	9,927	6m LIBOR + 1.50		2.58		10/2010	(10)	9,927
Younan Corporate Center(11)	3,950	3m LIBOR + 6.00		6.56		4/2011		3,950
Younan West Loop-Mezz	3,420	6m LIBOR + 1.50		2.63		9/2010	(12)	3,420

Subtotal	$119,265							$119,265

Total	$487,982							$487,117

(1)	The effective interest rate for variable rate loans is calculated based on the 1-month LIBOR rate at June 30, 2010, which was 0.35%, and the 6-month LIBOR rate at June 30, 2010, which was 0.75%.

(2)	Assumes that no optional principal repayments are made in advance of maturity date.

(3)	Interest rate is fixed through November 1, 2012; thereafter, the rate adjusts to LIBOR + 2.50%.

(4)	After June 30, 2010, the loan was refinanced on the following terms: principal balance of $30,500; fixed rate of 5.262%; effective annual interest rate of 5.262%; maturity date of October 2015; and balance at maturity of $28,065.

(5)	Interest rate is expected to be based on LIBOR plus a margin ranging from 3.50%-4.25% that will vary depending on our leverage ratio. Interest rate will be subject to a 1.50% LIBOR floor. We intend to swap this loan to fixed rate at the time of this offering. Based on LIBOR rates as of June 30, 2010, the fixed rate equivalent range would be 4.98%-5.73%. Fluctuations in LIBOR will change these rates.

(6)	Interest rate is subject to a 5.35% floor. If the maturity date is extended in accordance with the terms of the loan agreement, interest rate will adjust to LIBOR + 3.10% with a 5.60% floor.

(7)	After June 30, 2010, the maturity date was extended to April 2012. Upon closing of this offering, the maturity date will be further extended to April 2013 with two one-year extensions remaining.

(8)	We are currently in the process of extending the maturity date to October 2013.

(9)	One one-year extension remaining.

(10)	After June 30, 2010, the maturity date was extended to October 2012.

(11)	After June 30, 2010, the loan was refinanced on the following terms: a principal balance of $4,184 with the ability to make future draws in an amount equal to approximately $2.508 million subject to satisfaction of certain conditions; fixed rate of 4.72%; effective annual interest rate of 4.72%; maturity date of August 2015 and balance at maturity (if no additional advances are made under the loan) of $3,705.

(12)	After June 30, 2010, the maturity date was extended to December 2010. One two-year extension remaining.

Secured Revolving Credit Facility

We have engaged Bank of America Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC to arrange a $150.0 million secured revolving credit facility. Bank of America, N.A. will act as Administrative Agent for the secured revolving credit facility. We expect the facility to have a term of three years and that we will have the option to extend the facility for one additional year if we meet specified requirements. We also expect the facility to have an accordion feature that may allow us to increase the availability thereunder by $50.0 million to $200.0 million. We intend to use this facility principally to refinance or repay certain existing indebtedness, to fund working capital and capital expenditures, to finance acquisitions of properties and for other general corporate purposes.

The secured revolving credit facility is expected to bear interest at the rate of LIBOR plus a margin that will vary depending on our leverage ratio. The amount available for us to borrow under the facility will be subject to the net operating income of our properties that form the borrowing base of the facility, the appraised value of such properties, and a minimum implied debt yield.

Our ability to borrow under this secured revolving credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants, including:

•	a maximum leverage ratio (defined as total funded indebtedness to total asset value) of ,

•	a minimum fixed charge coverage ratio (defined as consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges) of ,

•	a maximum consolidated recourse indebtedness ratio (defined as recourse indebtedness to total asset value) of ,

•	a minimum indebtedness yield (defined as adjusted consolidated net operating income to total indebtedness) of % prior to December 31, 2010 and % thereafter, and

•	a minimum tangible net worth equal to at least % of our tangible net worth at the closing of this offering plus % of the net proceeds of any additional equity issuances.

Under the secured revolving credit facility, our annual distributions may not exceed the greater of (1) 95.0% of our FFO or (2) the amount required for us to qualify and maintain our REIT status. If a default or an event of default exists or would result from a distribution, we may be precluded from making distributions other than those necessary to qualify and maintain our REIT status.

We expect that we and certain of our subsidiaries will guarantee the obligations under the revolving credit facility and that we and certain of our subsidiaries will pledge specified assets (including real property), stock and other interests as collateral for the revolving credit facility obligations.

Secured Term Loan Credit Facility

We have engaged Bank of America Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC to arrange a $190.0 million secured term loan credit facility. Bank of America, N.A. will act as Administrative Agent for the secured term loan credit facility. We expect the facility to have a term of three years and that we will have the option to extend the facility for one additional year if we meet specified requirements. We intend to use this facility principally to refinance existing indebtedness and pay certain transaction costs.

The secured term loan credit facility is expected to bear interest at the rate of LIBOR plus a margin that will vary depending on our leverage ratio. We also expect that during the extension period the term loan will amortize based on a thirty year amortization schedule and an assumed interest rate of  %. The amount outstanding under the facility will be subject to the net operating income of our properties that form the borrowing base of the facility, at the appraised value of such properties, and a minimum implied debt service coverage ratio.

Our ability to borrow under this secured term loan credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants, including:

•	a maximum leverage ratio (defined as total funded indebtedness to total asset value) of ,

•	a minimum fixed charge coverage ratio (defined as consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges) of ,

•	a maximum consolidated recourse indebtedness ratio (defined as recourse indebtedness to total asset value) of ,

•	a minimum indebtedness yield (defined as adjusted consolidated net operating income to total indebtedness) of % prior to December 31, 2010 and % thereafter, and

•	a minimum tangible net worth equal to at least % of our tangible net worth at the closing of this offering plus % of the net proceeds of any additional equity issuances.

Under the secured term loan credit facility, our annual distributions may not exceed the greater of (1) 95.0% of our FFO or (2) the amount required for us to qualify and maintain our REIT status. If a default or an event of default exists or would result from a distribution, we may be precluded from making distributions other than those necessary to qualify and maintain our REIT status.

We expect that we and certain of our subsidiaries will guarantee the obligations under the secured term loan credit facility and that we and certain of our subsidiaries will pledge specified assets (including real property), stock and other interests as collateral for the secured term loan credit facility obligations. We expect that the assets and interest pledged as collateral for the term loan credit facility obligations will be separate and distinct from those pledged as collateral for the revolving credit facility obligations.

Off-Balance Sheet Arrangements

As of June 30, 2010, we did not have any off-balance sheet arrangements.

Interest Rate Risk

FASB ASC Topic 815, Derivative and Hedging, requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income, which is a component of equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Our existing interest rate swap and interest rate cap contracts do not qualify as effective hedges, and as such, the changes in such contracts’ fair market values are being recorded in earnings. For the six months ended June 30, 2010, we recognized reductions in interest expense relating to the fair market value change of their interest rate contracts of $0.4 million and for the year ended December 31, 2009, we recognized $2.4 million due to similar fair market changes associated with interest rate contracts.

We intend to enter into interest rate swap or cap contracts that will effectively hedge in part our variable rate debt from future changes in interest rates. We expect these interest rate contracts to qualify for cash flow hedge accounting treatment under FASB ASC Topic 815 and, as such, all future changes in fair value of the new interest rate contracts for periods after this offering will be recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the new interest rate contracts’ change in fair value is immediately recognized in earnings.

Cash Flows

Comparison of the six months ended June 30, 2010 to the six months ended June 30, 2009

Cash and cash equivalents were 24.2 million at June 30, 2010 and $22.6 million at December 31, 2009.

Net cash provided by operating activities increased $1.3 million to $18.5 million for the six months ended June 30, 2010 compared to $17.2 million for the same period ended June 30, 2009. The increase was primarily due to the net changes in operating assets and liabilities due to the timing of payments and collections.

Net cash provided by investing activities increased $15.9 million to $1.3 million for the six months ended June 30, 2010 compared to $14.6 million used in investing activities for the six months ended June 30, 2009. The increase was driven by lower capital expenditures incurred in the first half of 2010, in addition to higher casualty proceeds received during the six months ended June 30, 2010 related to insurance claims for damage suffered by two of our properties in 2008.

Net cash provided by financing activities decreased $20.0 million to a net use of cash of $18.2 million for the six months ended June 30, 2010 compared to $1.9 million provided by financing activities for the six months ended June 30, 2009. The decrease was primarily due to higher net repayments of borrowings in 2010 compared to 2009, a decrease in net cash inflows from non-controlling investors and prepaid equity issuance costs incurred in the six months ended June 30, 2010.

Comparison of year ended December 31, 2009 to year ended December 31, 2008

Cash and cash equivalents were $22.6 million and $7.6 million, at December 31, 2009 and 2008 respectively.

Net cash provided by operating activities increased $1.0 million to $36.9 million for the year ended December 31, 2009 compared to $35.8 million for the year ended December 31, 2008. The increase was primarily due to improved operating performance and lower interest expense, which was offset by a decrease in current operating assets net of current operating liabilities.

Net cash used in investing activities decreased $2.8 million to $17.1 million for the year ended December 31, 2009 compared to $19.9 million used in investing activities for the year ended December 31, 2008. During the year ended December 31, 2009, we acquired one property for $12.0 million, including the assumption of a $9.3 million secured note payable, while during the year ended December 31, 2008, we acquired one property and sold one property for a net cash inflow of $20.2 million. In addition, in 2009 we received $6.1 million of insurance proceeds related to our 6464 Savoy property that was damaged in Hurricane Ike and proceeds related to a flood in another of our properties in Houston. In 2008, our management company forfeited a $6.0 million deposit related to a proposed acquisition that was not executed. In addition, during 2008, we acquired one mortgage note for $2.9 million with a face value of $6.5 million.

Net cash used in by financing activities decreased $24.9 million to $4.8 million for the year ended December 31, 2009 compared to a $29.7 million for the year ended December 31, 2008. The decrease was primarily due to increased net repayments of borrowings in 2008 relative to 2009, in addition to lower net cash outflows associated with equity contributions and distributions and non-controlling interest acquisitions in 2009 compared to 2008.

Comparison of year ended December 31, 2008 to year ended December 31, 2007

Cash and cash equivalents were $7.6 million and $21.4 million, respectively, at December 31, 2008 and 2007.

Net cash provided by operating activities increased $15.0 million to $35.8 million for the year ended December 31, 2008 compared to $20.9 million for the year ended December 31, 2007. The increase was primarily due to a $13.2 million increase in the change in operating assets and liabilities as well as the impact of the increased operating income from the acquisition of 12 properties totaling 4.1 million square feet of rentable feet in 2007.

Net cash used in investing activities decreased $346.6 million to $19.9 million used in investing activities for the year ended December 31, 2008 compared to $366.6 million used in investing activities for the year ended December 31, 2007. The decrease was primarily due to our acquisitions and dispositions during 2008 and 2007. In 2008, we acquired one property and sold one property for a net cash inflow of $20.2 million. In 2007, we acquired 12 properties and sold one property for a net cash outflow of $341.8 million.

Net cash provided by financing activities decreased $382.9 million to a $29.7 million outflow for the year ended December 31, 2008 compared to $353.2 million inflow in financing activities for the year ended December 31, 2007. The decrease was primarily due to a $340.8 million decrease in borrowings net of repayments and a $45.0 million decrease in net cash inflows associated with contributions and distributions and non-controlling interest acquisitions in 2008 compared to 2007.

Net Operating Income

Net Operating Income is a non-GAAP measure of performance. Net Operating Income is used by investors and our management to evaluate and compare the performance of our office properties and to determine trends in earnings and to compute the fair value of our properties as it is not affected by (1) the cost of funds of the property owner, (2) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with Generally Accepted Accounting Principles, or GAAP, or (3) general and administrative expenses and other specific costs such as casualty gains and losses and other gains and losses that are specific to the property owner. The cost of funds is eliminated from net income because it is specific to the particular financing capabilities and constraints of the owner. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital which may have changed or may change in the future. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our office properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. Casualty gains and losses and other gains and losses are eliminated because these items are related to specific casualty events related to the property owner and not reflective of the recurring operating results of our properties. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these costs from net income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating our office properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of Net Operating Income is limited because it excludes general and administrative costs, interest expense, interest income and other expense, depreciation and amortization expense and gains or losses from the sale of properties, casualty gains and losses and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. Net Operating Income may fail to capture significant trends in these components of net income which further limits its usefulness.

Net Operating Income is a measure of the operating performance of our office properties but does not measure our performance as a whole. Net Operating Income is therefore not a substitute for net income as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income computed in accordance with GAAP and discussions elsewhere in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the components of net income that are eliminated in the calculation of Net Operating Income. Other companies may use different methods for calculating Net Operating Income or similarly entitled measures and, accordingly, our Net Operating Income may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

The following is a reconciliation of Net Operating Income to net income for the six months ended June 30, 2010 and June 30, 2009, the three months ended June 30, 2010 and June 30, 2009 and for the years ended December 31, 2009, 2008, and 2007 computed in accordance with GAAP (in thousands):

	Historical
	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,		Year Ended December 31,
	2010	2009	2010	2009	2009	2008	2007

Same Properties portfolio(1)	$24,228	$25,680	$49,119	$51,055	$95,611	$91,860	$60,639
Non-Same Properties portfolio	1,359	1,153	2,652	2,489	5,568	5,560	16,615

Net Operating Income	25,587	26,833	51,771	53,544	101,179	97,420	77,254
General and administrative expense	(1,747)	(611)	(2,773)	(964)	(1,900)	(4,042)	(4,253)
Interest expense	(12,558)	(13,081)	(25,255)	(25,709)	(51,917)	(64,066)	(54,217)
Depreciation and amortization	(13,149)	(13,896)	(26,669)	(28,159)	(55,633)	(60,211)	(52,518)
Interest income and other expense	21	766	4	922	1,855	(25)	2,014
Casualty gain (loss)			—	—	7,315	(123)	—
Other gain (loss)			—	—	(3,536)	6,248	—
Income from discontinued operations			—	—	—	9,719	5,269

Net income (loss)	(1,846)	11	$(2,922)	$(366)	$(2,637)	$(15,080)	$(26,451)

	Historical
	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,		Year Ended December 31,
	2010	2009	2010	2009	2009	2008	2007

Other Net Operating Income Data
Same Properties portfolio(1):
Net Operating Income	$24,228	$25,680	$49,119	$51,055	$95,611	$91,860	$60,639
Above and below market rents(2)	2,036	2,256	4,139	4,572	8,870	9,697	2,366
Straight line rent adjustment(3)	553	1,173	983	3,282	3,686	6,819	4,833
Tenant recovery (credits) billings related to prior years(4)	(1,498)	(28)	(1,466)	632	595	(343)	(271)
Younan Corporate Plaza(5):
Net Operating Income	355	—	586	—	342	—	—
Above and below market rents(2)	(21)	—	(42)	—	(37)	—	—
Straight line rent adjustment(3)	(15)	—	(34)	—	(10)	—	—
Tenant recovery (credits) billings related to prior years(4)	93	—	93	—	—	—	—

(1)	For each of the periods presented, the Same Properties portfolio consists of all assets owned as of the first day of the comparative prior fiscal period. 2010, includes 32 properties of the 33 properties in our contributed portfolio and excludes One Graystone Centre, 1010 Lamar, 6464 Savoy and Younan Corporate Plaza.

(2)	Represents the above and below market rents for the same period for the Same Properties portfolio included in Net Operating Income above.

(3)	Represents the straight-line rent adjustment recorded in each period for the Same Properties portfolio included in Net Operating Income above.

(4)	Represents additional (credits) and or billings for prior year recoveries that were recognized in the current period as part of the annual reconciliation process that is completed subsequent to each fiscal year end.

(5)	We acquired this property in August 2009, and it is therefore not included in the Same Properties portfolio above. This asset will be contributed to the newly formed REIT at the time of the IPO.

Funds From Operations

We calculate funds from operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

As FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP.

The following table sets forth a reconciliation of our pro forma funds from operations for the six months ended June 30, 2010 and year ended December 31, 2009 to net loss, the nearest GAAP equivalent (in thousands):

	Six Months Ended June 30, 2010	Year Ended December 31, 2009

Pro forma net income	$6,797	$16,793
Plus: pro forma real estate depreciation and amortization	25,306	52,408

Pro forma funds from operations	$32,103	$69,201

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be partially offset by the contractual rent increases and expense escalations described above.

Recently Issued Accounting Literature

On July 1, 2009, the Financial Accounting Standards Board (FASB) released the authoritative version of the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). Codification Topic 105, Generally Accepted Accounting Principles, established that the Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered nonauthoritative. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, therefore the Codification includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. All previous references to FASB Accounting Standards (FASs), FASB Staff Positions (FSPs) or Emerging Issues Task Force Abstracts (EITFs) are now replaced by the Accounting Standards Codification Topics (ASCs) that contain the relevant and current accounting pronouncements. Modifications to the Codification will come in the form of Accounting Standards Updates (ASUs) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification was effective beginning with our financial statements for the fiscal quarter ended September 30, 2009 and the principal impact is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

On January 1, 2009, we adopted new FASB guidance contained in ASC 805, which changes the method of accounting for business combinations. Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. ASC 805 requires that transaction costs such as legal, accounting and advisory fees be expensed. ASC 805 also includes a substantial number of new disclosure requirements. The adoption of ASC 805 did not have a material effect on our financial position or results of operations.

On January 1, 2009, we adopted new FASB guidance contained in ASC 810, which establishes new accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest is included in consolidated net income on the face of the income statement. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. ASC 810 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. The adoption of ASC 810 did not have a material effect on our financial position or results of operations, other than presentation differences.

On January 1, 2009, we adopted new FASB guidance contained in ASC 815, which expands disclosure requirements for an entity’s derivative and hedging activities. Under ASC 815, entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In order to meet these requirements, entities must include quantitative disclosures about derivative fair values and gains/losses on derivative instruments, qualitative disclosures about objectives and strategies for using derivatives, and disclosures about credit-risk-related contingent features in derivative agreements. The adoption of ASC 815 did not have a material effect on our financial position or results of operations as this statement only addresses disclosures. On April 1, 2009, we adopted new FASB guidance contained in ASC 855, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855 did not have a material effect on our financial position or results of operations as this statement only addresses disclosures. See note 13 of our June 30, 2010 combined financial statements for subsequent events disclosure.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This ASU amends the FASB Accounting Standards Codification for Statement 167. This standard requires an enterprise to perform an analysis to determine whether an enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2009, which for us means January 1, 2010. The adoption of this ASU did not have a material impact on our combined financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. This ASU became effective for us on January 1, 2010. We do not currently anticipate that this ASU will have a material impact on our consolidated financial statements upon adoption.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. As more fully described in the interest rate risk section, we use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We enter into contracts with major financial institutions based on their credit rating and other factors.

Under our pro forma capital structure, if LIBOR were to increase by 10%, or approximately 3.5 basis points as of June 30, 2010, the increase in interest expense on the unhedged variable rate debt would decrease future earnings and cash flows by approximately $38,445. If LIBOR were to decrease by 10%, or approximately 3.5 basis points as of June 30, 2010, the decrease in interest expense on the unhedged variable rate debt would be approximately $38,445.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

As of June 30, 2010, on a pro forma basis, our total outstanding debt was approximately $475.2 million with an estimated fair value of $473.1 million, which includes adjustments of the variable rate debt to current spreads to LIBOR.

Economic and Market Overview

Unless otherwise indicated, all information contained in this Economic and Market Overview section is derived from the market study prepared by Rosen Consulting Group, or RCG.

National Office Market Overview

RCG believes that the U.S. economy has emerged from the recession and is poised to enter a recovery phase in 2010. Prior economic cycles have indicated that growth in gross domestic product, or GDP, is followed by growth in employment levels. Employment growth increases demand for office space, which translates into occupancy gains and reductions in tenant concessions. After four consecutive quarters of negative growth, U.S. GDP increased at a rate of 2.2% in the third quarter and 5.6% in the fourth quarter of 2009. RCG predicts that real GDP growth will increase to 2.2% in 2010, accelerating to an average annual pace of 2.3% from 2011 to 2014.

Employment trends within office-using sectors reversed course late in 2009. Between December 2008 and December 2009, nearly 1.2 million office-using jobs were eliminated; however, in the last three months of 2009, more than 136,000 jobs were created, according to preliminary data from the Bureau of Labor Statistics, or BLS. Job creation in the office-using professional and business services sector drove this trend. RCG expects that office-using employment growth will increase from 0.5% in 2010 to average 1.3% annually from 2011 to 2014.

Office-Using Employment Growth

Sources: BLS, RCG

National office market fundamentals deteriorated in 2008 and into 2009, due to the lagged effects of the recession, based on overall reduced demand for space. The impact of large-scale lay-offs, office closings and other corporate cost-cutting measures produced significant vacancies in nearly all markets across the country, with the national office occupancy rate declining to 82.3% as of the fourth quarter of 2009. It is RCG’s view that the national market office is nearing bottom. An economic recovery with growth in office-using employment will drive improved office market fundamentals including positive absorption and rental rate growth in the near future. RCG believes that the national office occupancy rate will begin to increase in late 2010, reaching 84.8% by 2014.

Total Office Occupancy Rate

Sources: RCG

Rental rate growth and increases in occupancy driven by improving economic fundamentals should be sustainable in part due to the suppression of new supply. The recent economic downturn has significantly slowed the development of new office space with a virtual shutdown of the development pipeline and a slowing rate of sublease space returning to market. The development pipeline for office properties remained closed for much of the year with few projects breaking ground in 2009. Many construction projects have been put on hold indefinitely or cancelled in the middle of development. Approximately 52.5 million square feet of office space was delivered in 2009, as compared to more than 66.0 million square feet in 2008. Put-in-place construction fell further to a seasonally-adjusted annual rate of $28.0 billion in the fourth quarter of 2009, the lowest level since 1995. Anecdotal evidence suggests that return requirements for new construction have increased substantially since the onset of the financial crisis, requiring higher rent levels before new supply becomes economically feasible. Moreover, construction financing for purely speculative properties is currently difficult to obtain, and RCG expects that this will remain unchanged in the near term.

Top 50 Office Markets
New Supply as a Percentage of Total Stock

Sources: RCG

RCG believes that the low level of construction in the near term should allow for an extended period of improving commercial real estate fundamentals and sustainable rental rate growth later in the forecast period due to job creation and innovation in industries such as technology, life sciences and renewable energy. RCG expects that tenant demand will return to normal and occupancy levels and rental rates will stabilize in 2011 with more substantial improvement expected through 2014.

Total Office Rent Growth

Sources: RCG

Texas State Economy

Texas is poised for economic growth above and beyond the national average during the next five years due to its business-friendly environment, diversified economy in a strategic location, positive job outlook, favorable population growth and relatively stable housing market. According to RCG, the Texas economy has remained comparatively robust throughout the national recession that began in December 2007, with significantly fewer job losses than those experienced in most other states. Texas entered the recession almost a year later than the national economy, with annual job losses not appearing until August 2008. While the U.S. economy lost approximately 3.6 million jobs in 2008 (a 2.6% decrease during the year), Texas added 93,500 jobs (a 0.9% increase from the end of 2007). Texas accounted for nearly 60% of job gains in the ten states that experienced employment growth in 2008.

Employment Contraction from Peak to Trough

Note: Latest data seasonally adjusted as of February 2010.
Sources: BLS, RCG

RCG ranks cities in Texas including Austin, Dallas-Fort Worth, El Paso, Houston and San Antonio among the top metropolitan areas for job growth during the next five years. RCG expects the state of Texas to be a leader in job growth through 2010. The strength of the Texas economy has generated job growth in a number of industries, many of them in office-using employment sectors. The brisk recovery that RCG expects in Texas should fuel demand for office space going forward. There are several reasons for RCG’s positive outlook on Texas’ economic future:

•	Business-friendly environment. The relatively low cost of doing business in Texas, driven by a low corporate tax rate, attracts businesses from a diverse number of industries. There is no state personal income tax, allowing workers to retain a higher level of disposable income. Texas and its local governments provide generous financial incentive programs to attract companies in strategic industries, including a $295 million Texas Enterprise Fund and a $235 million Emerging Technology Fund. Only 4.5% of the labor force is unionized, versus 12.4% nationally, and recent tort reform measures have further contributed to the attractive business environment. Due in part to these business-friendly characteristics, the state of Texas contained more Fortune 500 headquarters than any other state, with 64 as of 2009, and RCG expects more companies to relocate to Texas in coming years due to its favorable business climate.

•	Diversified economy in strategic location. The Texas economy has diversified greatly during the past decade, and consequently, Texas is no longer as vulnerable to the cycles of the oil industry. Mining activity accounted for 4.7% of the gross state product in 2008, compared to 8.7% in 1997. A number of industries have been expanding in Texas, including high-tech, aerospace, defense, renewable energy, manufacturing and healthcare. Texas is also the top exporting state, with more than $192 billion exported in 2008, which represents a 14.2% increase from the volume exported in 2007. The national export volume increased by 11.8% during this period. Texas benefits from its extensive transportation network and proximity to important foreign markets and is home to the nation’s second-largest port (Port of Houston) and third-largest airport (Dallas/Fort Worth International Airport).

•	Positive jobs outlook. The unemployment rate in Texas stood at 8.2% in December 2009, compared with 10.0% nationally, according to the Bureau of Labor Statistics. Texas added 49,100 jobs in the fourth quarter of 2009, signaling a recovery in the state’s economy and contributing to a reduced unemployment rate. Total non-farm employment in Texas decreased by 2.6% between December 2008 and December 2009, as compared with a decline of 3.6% nationally. RCG forecasts that Texas will emerge from the recession earlier and stronger than most states. Of the 15 largest employment centers, Dallas-Fort Worth and Houston have the highest and third-highest employment growth rate forecasts for 2010 through 2014.

Largest 15 Employment Centers
Ranked by Projected Compound Annual Growth 2010f-2014f

	Ann. Growth	CAGR
Metropolitan Area	2010f	2010f-2014f

Dallas-Fort Worth, TX	1.3%	1.9%
Washington, DC	1.4%	1.9%
Houston, TX	1.2%	1.8%
Phoenix, AZ	0.2%	1.8%
Seattle, WA	0.8%	1.6%
New York, NY	0.8%	1.4%
Boston, MA	0.6%	1.2%
Minneapolis, MN	0.6%	1.2%
Orange County, CA	0.5%	1.2%
Chicago, IL	0.2%	1.1%
Philadelphia, PA	0.4%	1.1%
San Francisco-Oakland, CA	0.4%	1.0%
Atlanta, GA	0.2%	1.0%
Los Angeles, CA	(0.2)%	0.4%
Detroit, MI	(3.2)%	(1.3)%

•	Favorable population growth. Texas has outpaced the national population growth rate every year since 1990, increasing at an average annual rate of 2.0% as compared to a national average growth rate of 1.1%. The total number of residents increased by more than 7.9 million or 47.5% from year-end 1989 to year-end 2009, almost twice the national population growth rate over the same period. In recent years, migration from other states has contributed greatly to population growth. According to the Census Bureau, Texas has ranked first among all 50 states in domestic net migration each year since 2005. From 2004 to 2009, net migration to Texas exceeded 695,000 people, with more than 143,000 people moving to Texas in 2009.

Domestic Net Migration: 2004-2009

Source: Census Bureau

•	Relatively stable housing market. Metropolitan areas in Texas did not experience the large increase in single family housing prices and supply recorded in many other cities around the country between 2004 and 2006. Consequently, Texas has not experienced the high rate of foreclosure or price depreciation observed in other states. Home sales increased in most major markets in Texas during the second half of 2009, with the months’ supply of homes falling to 6.3 months in December, from a recent high of 7.3 months posted in May, June and July of 2009. Six months of supply is considered equilibrium by RCG. Between December 2008 and December 2009, home sales increased 1.4%. RCG believes the single family housing market in Texas will rebound more quickly than the national average, contributing to a recovery in consumer spending and the overall economy.

Cities in Texas took the top five spots in Forbes’ Best Cities for Jobs 2009 ranking and four out of the top five spots in the Milken Institute’s 2009 Best Performing Cities ranking. According to the Federal Reserve’s Beige Book, the Texas regional economy showed more improvement in the last quarter of 2009 than the ten other regions included in the survey.

Dallas-Fort Worth Market Overview

Dallas-Fort Worth Regional Economy

The gross regional product of Dallas-Fort Worth was $380 billion in 2008, ranking it the sixth-largest metropolitan economy in the United States. The local economy benefits from the region’s consistent population growth and a diverse mix of industries including aerospace, manufacturing, telecommunications, finance, trade, energy and health services. The largest employment sector is trade, representing 16% of total employment, followed by professional and business services (15%), government (13%), and educational and health services (12%). The headquarters of 25 Fortune 500 companies, including Exxon Mobil, AT&T,

Southwest Airlines, American Airlines, Texas Instruments and Kimberly-Clark, Comerica Bank, and Fluor are located in the Dallas-Fort Worth metropolitan area.

With an estimated 6.4 million people as of 2009, Dallas-Fort Worth is the fourth-largest metropolitan area in RCG’s market universe, and the largest metropolitan area in Texas. Dallas-Fort Worth boasts one of the nation’s fastest-growing populations. According to the latest Census estimates in 2009, the population in Texas grew 18.8% between 2000 and 2009 as compared to national population growth of 9.1% over the same period, ranking Texas as the sixth fastest growing state in the country during those nine years. RCG estimates that Dallas-Fort Worth will be a close second to Houston in terms of absolute population growth in 2009, adding more than 107,000 people during the year.

Dallas-Fort Worth is one of the most affordable markets among major metropolitan areas in the United States, as reflected by an ACCRA cost of living index of 92.1 in the fourth quarter of 2009 compared to a median of a 100, and a popular relocation choice for retirees. Although net migration is expected to slow in 2010, as job opportunities return, annual population growth is expected to recover from 2011 through 2014 at an average annual rate of 2.0%.

The unemployment rate in Dallas-Fort Worth was 8.3% in December 2009 as compared with the national unemployment rate of 10.0%. RCG estimates that improved employment conditions should bring the rate down by year-end 2010. Dallas-Fort Worth employment should increase by 1.3% in 2010, before averaging 2.1% growth annually through 2014, bringing the unemployment rate down to the mid-5% range.

Employment Growth	Population Growth

Source: BLS, RCG	Source: Census, RCG

Dallas-Fort Worth Office Market

As of the fourth quarter of 2009, the Dallas-Fort Worth total office market comprised more than 201 million square feet, ranking it the fourth-largest office market in the United States. As with much of the Southwest region, the bulk of the office market is characterized as suburban, with nearly 20% located in the combined Dallas and Fort Worth Central Business District, or Dallas CBD, areas. The submarkets north of the Dallas CBD generally garner the highest rents and occupancy rates due primarily to these submarkets’ access to freeways and transportation links, significant amenities, upscale tenant space and the surrounding tenant mix.

While RCG believes that the overall Dallas-Fort Worth office market fundamentals will be soft in 2010 due to an increase in new supply delivered in 2008 and 2009, RCG’s medium- to long-term outlook is favorable. The construction pipeline is now at one of the lowest points since 2004 and new additions to the construction pipeline in 2010 are expected to be minimal. Some of this space is also built-to-suit, such that the amount of new leasable space available in the market is lower than construction figures imply. The Dallas CBD area, LBJ Freeway/Galleria and Central Expressway submarkets, where the properties that we own are located, did not record the increase in new construction of other submarkets. Additionally, there were no projects under construction in these submarkets as of the fourth quarter of 2009, which bodes well for properties located in these submarkets in the medium- to long-term.

Throughout the Dallas-Fort Worth office market, RCG forecasts the overall occupancy rate to decrease slightly to 76.7% in 2010 from 76.9% at year-end 2009, as new supply comes online and demand remains weak. However, with employment growth beginning in 2010 and the development pipeline rapidly diminishing, RCG expects office market fundamentals to improve from 2011 through 2014. By 2014, RCG predicts an occupancy rate of 78.1% and annual growth in overall asking rents of 3.6%, as an increase in demand and strong economic growth drive absorption activity.

Dallas-Fort Worth Overall Office Fundamentals	Dallas-Fort Worth Overall Office Market Fundamentals

Source: RCG	Source: RCG

Houston Market Overview

Houston Regional Economy

According to the Bureau of Labor Statistics, the Houston metropolitan area had a gross regional product of $403 billion in 2008, making it the fourth-largest metropolitan economy in the United States. The Houston economy is driven by the trade, health services, energy, petrochemical manufacturing and high-tech industries. In turn, these industries support employment in a diverse array of sectors throughout the economy, including professional and business services, financial activities, educational and health services, wholesale trade, natural resources and mining and construction. The aerospace industry also has a notable and growing presence in the area.

The market has diversified away from energy-related sectors in the past decade, fostering more stable economic conditions. Particularly, the health services industry has flourished on the growth of the Texas Medical Center, the world’s largest medical complex. Recent reports indicate that roughly 3,000 jobs are unfilled within the Texas Medical Center, and its continued expansion warrants the addition of 30,000 positions in the next four years.

According to the Census Bureau, the Houston metropolitan area had an estimated population of 5.8 million in 2009, ranking it the sixth-largest in the United States and the second-largest metropolitan area in Texas. Houston’s numerous amenities and low cost of living attract new residents at a steady pace, and Houston ranked second nationwide in the 2009 in ACCRA’s cost of living index, at 89.3, making it the most affordable place to live of the major Texas metropolitan areas. RCG estimates that in 2009, Houston recorded the largest population increase of all metropolitan areas, adding more than 109,000 people, or 1.9% year-over-year. Strong population growth helps support the regional economy, and should continue to do so for the foreseeable future according to RCG. Population growth is expected to average 1.9% annually through 2014, driven by accelerating annual net migration figures.

The rate of job loss is slowing in Houston, signaling recovery for the metropolitan area. The unemployment rate stood at 8.8% in December 2009 compared with a national unemployment rate of 10.0%. RCG believes that the current downturn will be temporary. All employment sectors are expected to post gains again in 2010, and employment growth is projected to average 1.8% annually between 2010 and 2014, versus an average growth rate of 1.1% for national employment over the same period. As Houston’s employment situation improves, the unemployment rate should decline to 6.1% by 2014, compared with 7.5% nationally.

Employment Growth	Population Growth

Source: BLS, RCG	Source: Census, RCG

Houston Office Market

As of the fourth quarter of 2009, the Houston office market comprised more than 164 million square feet, ranking it the seventh-largest office market in the United States. As with Dallas-Fort Worth, the tenant mix and clustering, plus access to transportation, drive the relative attractiveness of Houston’s submarkets. Construction costs are slightly higher in Houston as compared with Dallas-Fort Worth. Despite having similar market sizes, there is generally less construction activity in Houston, both because of higher costs and less available developable land. However, a predictable regulatory framework and a lack of formal zoning restrictions make development less onerous in Houston than in other supply-constrained markets. As of the fourth quarter of 2009, the bulk of space under construction was located in the Houston Central Business District, or Houston CBD, in buildings which already have signed anchor tenants.

Houston office market fundamentals have stabilized over the last decade. As the economy has grown more diverse, the Houston CBD office market fundamentals have generally followed overall employment trends. Strong rent growth trends dominated the market’s recent history, a reflection of strong economic growth during the same period. Houston’s total office market occupancy rate hit a cyclical high in 2007 at 87.9%. Since then, the consequences of the financial crisis, reduced oil prices and a slowdown in trade activity led to weaker demand, causing the overall occupancy rate to fall to 84.3% in the fourth quarter of 2009. However, Houston’s total office market nonetheless outpaced the national trend. The national office occupancy rate decreased by 5.1% during this time, while Houston’s decreased by 3.6%. Even with weaker demand, rental rates overall continued to increase in 2009, driven by heightened rents in the suburban market. During 2009, asking rents decreased by 0.8% in Houston, in contrast to double-digit rent declines on the national level. While RCG expects Houston’s overall office occupancy rate to decline to 84.0% in 2010, it should be noted that this remains above levels in 2003 and 2004, when the occupancy rate dropped below 80%.

RCG expects Houston’s recessionary period to be brief. The market should see recovery beginning in the next 12 months; and RCG expect rental rates to increase starting in 2010. A sharp pullback in new construction, plus increased employment growth, should fuel rapid improvement in office fundamentals through the forecast period. RCG expects the overall occupancy rate to increase to 85.6% in 2014. Overall rent growth is expected to average 1.9% between 2010 and 2014.

Houston Overall Office Fundamentals	Houston Overall Office Market Fundamentals

Source: RCG	Source: RCG

Chicago Market Overview

Chicago Regional Economy

As of December 2009, there were approximately 4.3 million people employed in the Chicago metropolitan area. According to the Census Bureau, Chicago’s Metropolitan Statistical Area’s, or MSA’s, gross domestic product in nominal dollars was more than $520 billion in 2008, making it the third-largest metropolitan economy in the nation. Several specific industries that are vital to the region’s economy include trade, representing 16% of total employment, professional and business services (16%), government (13%), manufacturing (9%) and financial activities (7%). Despite the area’s development into a professional and financial services-oriented economy, Chicago remains a dominant city in the nation’s manufacturing core and its geographic location and extensive transportation network allow the area to retain its place as a major transportation and distribution center.

With a total population of 9.6 million people, the Chicago metropolitan area is home to more than one-half of the total population of Illinois. The Chicago metropolitan area is anchored by the City of Chicago, which has a total population of approximately 2.8 million, making it the third-largest city in the United States. Recognized as a global financial center and the financial capital of the Midwest, the city serves as the headquarters for the Federal Reserve Bank of Chicago and eight Fortune 500 companies, including Boeing, UAL, Exelon and Integrys Energy Group.

As of December 2009, the Chicago metropolitan-area unemployment rate was 11.4% compared with the national unemployment rate of 10.0%. This represents a slight increase from the 11.0% unemployment rate that Chicago posted in June 2009; however, RCG expects the unemployment rate to reach 11.2% again in 2010. By 2014, RCG expects Chicago’s unemployment rate to drop to 8.8%.

Employment Growth	Population Growth

Source: BLS, RCG	Source: Census, RCG

Chicago Office Market

As of the fourth quarter of 2009, the Chicago office market comprised more than 215 million square feet with the majority located in Downtown Chicago. The retooling and streamlining of the nation’s largest financial institutions, all of which lease office space in the Chicago Central Business District, or Chicago CBD, has a measurable effect on employment levels in the financial sector. The restructuring in the investment banking industry had a major effect on the market, as investment banks account for more than three million square feet of leased space in the Chicago CBD, or approximately 3% of total office stock. Strong pre-leasing from companies in financial services and law firms justified the funding and construction of three buildings in the West Loop and River North downtown submarkets, which were delivered in the fourth quarter of 2009. A majority of the recently completed 1.2 million square foot tower at 353 N. Clark was pre-leased with major tenants Jenner & Block LLP and Mesirow Stein, and half of the 800,000 square feet being added to 300 E. Randolph in the East Loop submarket is occupied by Blue Cross Blue Shield. The recently completed one million square-foot building at 155 N. Wacker is more than 70% occupied and includes major tenants Ernst & Young and law firm Skadden, Arps, Slate, Meagher & Flom LLP.

The suburban office market comprises nearly 95 million square feet of office space, divided among five major office submarkets. As of the fourth quarter of 2009, 245,000 square feet of new office space were under construction and are scheduled for delivery in 2010. The level of suburban office construction activity has been moderate relative to the size of the market and level of construction during previous economic cycles.

Chicago Overall Office Fundamentals	Chicago Overall Office Market Fundamentals

Source: RCG	Source: RCG

Phoenix Market Overview

Phoenix Regional Economy

In 2008, Phoenix’s gross regional product was $187 billion, ranking it 15th among U.S. metropolitan areas. Phoenix has typically been characterized by rapid population and employment growth. Despite the current downturn in the economy, annual employment growth in the Phoenix Metropolitan Statistical Area, or MSA, exceeded the national annual employment growth rate in all but five years since 1950. The Phoenix MSA was one of the fastest-growing areas in the nation during the past decade, with annual population growth ranging from 2.9% to 4.2% from 2000 to 2007, driven by high levels of net migration. Alongside a contraction in employment, however, population growth slowed to 2.8% in 2008 and 1.8% in 2009. RCG expects annual population growth of 1.9% in 2010, increasing to 2.5% by 2014, as the local economy rebounds and net migration gains momentum.

As a result of high population growth, housing and trade have become major pillars in Phoenix’s economy. The life sciences, consulting and high-tech industries also have a large presence in Phoenix and have been driving professional and business services sector employment. Intel, IBM, Google, Oracle and JDA Software Group all have a significant Phoenix presence. Phoenix benefits from an aerospace and defense presence, as well as a burgeoning semiconductor manufacturing industry that requires a number of research and development facilities and employs many science and technology workers. The local government is also working to attract solar technology companies to the area, in hopes of developing an alternative energy cluster. Despite a currently low level of demand in many of these industries because of low business confidence, RCG expects these industries will contribute to economic growth in the medium-to long-term.

A weak housing market and decreased consumer spending continued to drive employment declines in 2009, while Arizona’s weak fiscal situation caused the state and local governments to reduce payrolls. The unemployment rate in Phoenix was 8.4% in December 2009, compared to 10.0% nationally. RCG expects that the Phoenix unemployment rate peaked in 2009 at 8.4%, 160 basis points lower than RCG’s peak national unemployment prediction of 10.0%. Growth in the educational and health services sector, in particular, should contribute to very modest growth in 2010, before a full recovery begins in 2011. RCG expects rapid population growth and the expansion of innovative industry clusters, such as alternative energy, to drive Phoenix’s economic rebound in the latter part of the forecast period, resulting in total employment growth of 2.9% in 2014.

Employment Growth	Population Growth

Source: BLS, RCG	Source: Census, RCG

Phoenix Office Market

As of the fourth quarter of 2009, the greater Phoenix office market comprised more than 74 million square feet of space, with approximately 16 million square feet located in the Phoenix Central Business District, or Phoenix CBD, and nearly 59 million square feet located in the suburban market. During 2000-2009, the suburban market grew at a much faster rate than the Phoenix CBD, with many submarkets more than doubling in size since 2000. Tenants in the financial services, accounting and law industries tend to locate in downtown Phoenix, along with the corporate headquarters of many consumer goods companies. Tenants in the housing-related industries, as well as in healthcare and high-tech, tend to seek out suburban office space. As a result of their relative tenant mixes, RCG expects suburban market fundamentals to weaken to a greater extent than the Phoenix CBD’s during this downturn. Additionally, downtown Phoenix did not have the high level of deliveries that the suburban market posted in recent years, thus it is currently not oversupplied. There are, however, some large projects under construction in the Phoenix CBD.

Phoenix Overall Office Fundamentals	Phoenix Overall Office Market Fundamentals

Source: RCG	Source: RCG

Los Angeles Market Overview

Los Angeles Regional Economy

According to the Bureau of Economic Analysis, the gross domestic product of Los Angeles, Long Beach and Santa Ana was approximately $718 billion in 2008, ranking it among the top 20 economies worldwide. Trade, tourism, media-related industries and information services are clustered in Los Angeles and vital to the regional economy. The trade sector, which includes wholesale and retail trade, is a major driver of the local economy, accounting for nearly 16% of all jobs. The entertainment industry is one of Los Angeles’s core economic strengths and one of the region’s most high-profile sectors. The information services sector is largely driven by media-related industries, including publishing and broadcasting, but the sector also includes telecommunications activities. The sector is 2.4 times more concentrated in Los Angeles than it is nationally, reflecting the large cluster of media and entertainment firms in the area.

Los Angeles is home to an estimated 9.9 million people. As of 2008, 28.1% of the Los Angeles population 25 years or older had attained a bachelor’s degree or higher level of education. This highly educated metropolitan area is one of the world’s largest and most influential economies, with a variety of industries contributing to employment growth. However, the unemployment rate was 12.5% in December 2009 and has been at double-digit levels since January 2009 as payroll cuts across the area’s major industries accelerated during this time. RCG expects that the Los Angeles unemployment rate peaked at year-end 2009 and will slowly decline as prospects for job growth improve. RCG forecasts positive job growth will resume in 2010 and then accelerate to the 1.0% range by 2014.

Employment Growth	Population Growth

Source: BLS, RCG	Source: Census, RCG

Los Angeles Office Market

As of the fourth quarter of 2009, the Los Angeles office market comprised more than 181 million square feet. Los Angeles’s overall occupancy rate decreased to 83.0% in the fourth quarter of 2009, compared to 87.4% at year-end 2008. Demand is expected to remain weak through 2010, with the occupancy rate declining to 82.4% by the fourth quarter of 2010. Average overall asking rents peaked in 2008 at $34.66 per square foot before declining by 6.9% from year-end 2008 to year-end 2009. Soft demand in 2010 should push rents down by an additional 1.9%. As the economy recovers and job growth accelerates beginning in 2011, increased tenant demand should push the occupancy rate up to 86.5% by 2014, and rents should grow at an average annual rate of 3.4% from 2011 through 2014, reaching a new peak of $35.74. Los Angeles’ overall office construction activity, averaged 1.7 million square feet delivered annually between 2007 and 2009, compared to construction of more than 2.6 million square feet delivered annually from 1999 through 2002. This lower level of construction activity should help the market recover more quickly than in previous recessions.

Los Angeles Overall Office Fundamentals	Los Angeles Overall Office Market Fundamentals

Source: RCG	Source: RCG

Business and Properties

Overview

We are a fully integrated, self-administered and self-managed owner and operator of primarily Class “A” office properties located in five major U.S. office markets; Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles. Our focus on these markets reflects our strategy of investing in high-growth markets with strong and diversified economies that we believe will drive long-term demand for office properties. We are a full-service real estate company with substantial in-house expertise and resources in leasing, asset and property management, marketing, acquisitions, redevelopment, facility engineering and financing. As of June 30, 2010, our portfolio consisted of 33 office properties with approximately 10.4 million rentable square feet. We expect to qualify as a REIT for federal income tax purposes with our initial taxable year ending December 31, 2010.

The significant investments we have made in our existing markets reflect the acquisition and market selection criteria underlying our growth strategy: (1) attractive going-in cash yields, low cost basis and significant discounts to replacement costs; (2) desirable submarkets with limited institutional competition to acquire properties where we can build significant market share with quality assets; (3) properties that have in-place occupancy levels and rental rates below submarket average and (4) improving market fundamentals that support a strategy to aggressively lease up properties at higher rental rates. We believe that our acquisition and market selection criteria provide opportunities to generate higher risk-adjusted returns. We will continue to seek opportunities to execute this strategy when entering new submarkets within the top office markets in the United States. We also regularly monitor our portfolio and conditions in each of our submarkets to determine if there are attractive capital recycling opportunities. Since 1998, our senior management team has completed the disposition of 24 properties totaling approximately 2.5 million square feet for proceeds in excess of $300 million.

We have a hands-on operational strategy that revolves around strictly controlling expenses, increasing portfolio occupancy and maximizing operating efficiencies. This strategy has allowed us to decrease tenant occupancy costs and increase property cash flow. For the two years ended December 31, 2009, we reduced same store property operating expenses and real estate taxes for the 21 assets held throughout the period by $2.0 million, or 3.8%, and increased same store cash net operating income for this group of properties by $4.6 million, or 8.6%, excluding one-time property operating expenses and discretionary expenditures on mechanical infrastructure and information systems. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Moreover, our operating expense improvements have generally occurred within the context of rising occupancy within our portfolio. We believe that our ability to increase occupancy while reducing expenses allows us to generate strong cash flow growth and has contributed significantly to our operating performance.

Our portfolio is well-diversified by both industry and tenant base, with no industry representing more than 15.5% and no tenant representing more than 3.1% of our annualized rent as of June 30, 2010. As of June 30, 2010, our portfolio was 72.9% leased under 843 leases with a weighted-average remaining lease term of approximately 4.0 years and an average lease size of 8,650 square feet. As of June 30, 2010, 49.0% of our portfolio’s annualized rent was derived from our properties located in Dallas-Fort Worth, 23.7% from our properties located in Chicago, 19.4% from our properties located in Houston, 6.0% from our properties located in Phoenix and 2.0% from our properties located in Los Angeles. Year-to-date, we have executed new, expansion and renewal leases totaling 833,330 square feet and we continue to experience positive leasing momentum.

All members of our senior management team, which is led by Zaya Younan, have 15 or more years of experience in commercial real estate or senior executive management, and substantial expertise in all aspects of leasing, asset and property management, marketing, acquisitions, redevelopment, facility engineering and financing. In addition, a number of our senior executive officers have significant management experience at publicly-traded REITs. Since 1998, our senior management team has acquired 60 properties, representing an aggregate of approximately 13.7 million square feet. Prior to this offering, our assets were held by affiliated entities, in which Mr. Younan was the largest single investor on an aggregate basis. Upon completion of this offering, members of our senior management team and our board of directors are expected to own, on a fully diluted basis, approximately      % of our outstanding common stock with an aggregate value of approximately $      million.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office properties through the following competitive strengths:

•	High Quality and Well-Positioned Office Portfolio. We have assembled an institutional quality portfolio of office properties located in Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles. These assets were acquired as part of our strategic effort to own highly attractive assets within markets that we believe have diversified economies and strong medium- to long-term growth prospects and favorable office market fundamentals. We believe that the submarkets in which we own properties are among the most desirable in their respective markets, due to a rich amenity base, strategic access to major thoroughfares and proximity to commercial activity. Within these submarkets, we have acquired high quality mid- and high-rise properties in desirable locations with a diverse tenant mix.

•	Demonstrated Leasing Capabilities. Our senior management team has an extensive track record of leasing office properties that were acquired with significant vacancy. When we acquire properties, we generally look for assets with positive in-place operating cash flow and below submarket average occupancy, where we can apply our expertise and create value through lease-up. As we lease up such properties, the majority of incremental rental revenues are expected to flow through to operating cash flow, as fixed operating costs should not increase proportionately with increased occupancy. For the 33 properties in our current portfolio, we increased aggregate occupancy by 8.2% percentage points from 2005 or the date of acquisition (whichever was later) through June 30, 2010, representing a weighted average ownership period of 3.8 years, after adjusting for expected vacating tenants underwritten at the time of property acquisition. The following table illustrates the improvement in percentage leased, as of the indicated dates, for our properties.

		Rentable		Aggregate
Properties	Number of	Square	Same Store Change in Average	Change in
Acquired(1):	Properties	Feet	Percent Leased at Year-End(2)	Percent Leased(2)

Prior to 2006	10	3,007,775	Increase from 66.6% in 2005 to 70.8% in 2009	4.1%
2006	11	3,555,671	Increase from 69.8% in 2006 to 79.5% in 2009	9.7%
2007	10	3,703,297	Increase from 62.2% in 2007 to 65.9% in 2009	3.7%
2008	1	62,356	Decrease from 88.4% in 2008 to 88.1% in 2009	(0.3)%

(1)	Excludes one property acquired during 2009 that was owned for less than one year.

(2)	After adjusting for expected vacating tenants underwritten at the time of property acquisition. For complete year-by-year information, as well as change in occupancy without adjustments for known vacancies, see “Business and Properties—Historical Percentage Leased.”

Year to date through August 3, 2010, we had signed new, expansion or renewal leases for 833,330 rentable square feet. For the last six months, we have increased our portfolio’s occupancy from 72.6% leased as of December 31, 2009 to 72.9% leased as of June 30, 2010. We believe that the strategic clustering of our buildings within our submarkets provides existing and prospective tenants a wide variety of space offerings both on an economic and space availability basis. To enhance and expand our leasing organization in our key markets, we recently hired additional experienced regional leasing professionals to accelerate and manage new leasing initiatives. We believe that our regional focus on customer service and building long-term tenant relationships contributes to stronger operating results and higher occupancy rates by minimizing rent interruptions and reducing marketing, leasing and tenant improvement costs that result from finding new tenants. As of August 3, 2010, we had signed renewal leases for 278,078 of the 352,785 rentable square feet, or approximately 79%, expiring in the first three quarters of 2010, which excludes 59,664 rentable square feet attributable to early terminations, tenant defaults and bankruptcy, and known vacancies underwritten at the time of property acquisition. We have signed renewal leases for 68,708 rentable square feet and are in negotiations for 44,062 rentable square feet of the 112,770 rentable square feet expiring in the fourth quarter of 2010, which excludes 93,953 rentable square feet attributable to early terminations, tenant defaults and bankruptcy, and known vacancies underwritten at the time of property acquisition. We have also signed renewal leases for 108,963 rentable square feet, representing 9% of our rentable square feet subject to 2011 expirations, and are currently in negotiation with tenants representing a further 60% of our 2011 expirations.

•	Disciplined Approach to Operational Efficiency and Expense Management. We believe that our hands-on approach to operational efficiency and expense management helps us to enhance operating cash flows from our properties, while maintaining high-quality building services. Based on Mr. Younan’s formal engineering background and significant operational and management experience, our senior management team has encouraged a corporate culture focused on continuous process improvement and maximizing operational efficiencies throughout our organization. Our in-depth knowledge of building systems and operations enables us to quickly determine solutions to operational problems and improve utilization of staffing for day-to-day operations. Specific examples of improvements include: more effective utilization of energy management systems to match energy usage to demand, customizing vendor services to increase efficiency and decrease costs, and improving building staff productivity. We believe that our expense management expertise translates into lower occupancy costs relative to comparable office space within our submarkets. For the two years ended December 31, 2009, we reduced same store operating expense for the 21 assets held throughout the period by $2.0 million or 3.8%, excluding one-time property operating expenses and discretionary expenditures on mechanical infrastructure and information systems. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	Substantial Market Share in Attractive Texas Markets. We own the largest portfolio of Class “A” office properties in Texas of any publicly-traded REIT. We are the largest office asset owner in Dallas-Fort Worth and among the largest in Houston, owning approximately 16.5% and 4.8% of the Class “A” office space, respectively, as of December 31, 2009. We believe that Texas is currently one of the most attractive states in which to own office properties based on its diversified economy, positive jobs outlook, population growth, low corporate taxes, lack of state personal income taxes and the state’s business-friendly environment have spurred economic growth in a variety of diverse industries including energy, technology, manufacturing, healthcare and financial services, and have generated significant domestic and international net immigration. Furthermore, Texas’ proximity to foreign markets and extensive transportation network, including the nation’s second largest port and third largest airport, have positioned the state as the top exporting state. We have pursued a disciplined investment strategy of developing substantial market share in our Texas markets. Establishing and maintaining significant market presence provides us with extensive local transactional market information, increasing our leverage in lease and vendor negotiations and enhancing our ability to identify investment opportunities.

•	Diverse and Stable Tenant Base. Our tenant base is well-diversified and includes 768 tenants in various industries, including professional, scientific and technical services; natural resources; insurance and finance; healthcare; government; real estate; and education, with no industry representing more than 15.5% of our annualized rent as of June 30, 2010. Our portfolio includes high quality tenants such as ConocoPhillips, CareerBuilder, KPMG, the U.S. Government, Bank of America and nationally recognized law firms. As of June 30, 2010, we had 843 tenant leases averaging 8,650 square feet, with no tenant representing more than 3.1% of our annualized rent. Furthermore, we believe our diverse tenant base helps to minimize our exposure to economic fluctuations in any one industry or business sector or with respect to any single tenant. We believe that our proactive leasing organization helps us achieve high retention rates of our existing tenants. As of August 3, 2010, our tenant retention ratio for leases scheduled to expire during the first three quarters was approximately 79% on the 352,785 rentable square feet of expirations, which excludes 59,664 rentable square feet attributable to early terminations, tenant defaults and bankruptcy, and known vacancies underwritten at the time of property acquisition. We believe that our base of smaller-sized office tenants is generally less rent sensitive and more likely to renew than larger tenants and reduces the leverage of any single tenant. The average remaining duration of our existing office leases was approximately 4.0 years as of June 30, 2010. We believe that maintaining a diverse tenant base reduces our exposure to or reliance on any individual tenant or industry.

•	Committed Management Team with Proven Track Record. We believe that our senior management team’s extensive acquisition, asset management and operating expertise provide us with a distinct competitive advantage. All members of our senior management team have 15 or more years of experience in commercial real estate or senior executive management, and substantial expertise in all aspects of leasing, asset and property management, marketing, acquisitions, redevelopment, facility engineering and financing, including significant management experience at publicly-traded REITs. Members of our senior management team have acquired, developed and/or managed our portfolio over the past seven years and have in-depth knowledge of our assets, markets and future growth opportunities. Since 1998, our senior management team has acquired 60 properties, representing an aggregate of more than 13.7 million square feet. During this time, our senior management team completed the disposition of 24 properties representing an aggregate of more than 2.5 million square feet for proceeds in excess of $300 million. Upon completion of this offering, members of our senior management team and our board of directors are expected to own, on a fully diluted basis, approximately % of our outstanding common stock with an aggregate value of $ million. In addition, no members of our senior management team have elected to receive cash in the formation transactions.

•	Conservative and Flexible Capital Structure Positioned for Growth. Upon completion of this offering and the formation transactions, we will be conservatively capitalized with only % pro forma debt to total market capitalization. We believe we will have an attractive debt maturity profile with only $64.0 million of debt coming due prior to 2012 and a weighted average debt maturity of 4.1 years, assuming the exercise of contractual extension options. Our pro forma weighted average cost of debt was 4.74% as of September 30, 2010. In addition, we expect to have a $150 million secured revolving credit facility in place at closing to help fund future capital expenditures related to lease-up, acquisitions and general corporate purposes. We believe that our capital structure provides us with significant operating flexibility as well as the capacity to fund our future growth strategy.

Business and Growth Strategies

Our primary objective is to provide an attractive total risk-adjusted return for our stockholders by increasing our cash flow from operations and realizing long-term growth strategies. The strategies we intend to execute to achieve this objective include:

•	Maximize Cash Flow Through Internal Growth. We believe we will be able to achieve significant internal cash flow growth over time, primarily through the lease-up of currently vacant space, mark-to-market of expiring leases, and embedded rental rate growth through contractual annual rate increases. As of June 30, 2010, 18 of our 33 properties had below submarket average occupancy, representing a significant opportunity to grow cash flow through lease-up. These properties, totaling approximately 6.8 million rentable square feet, were 63.9% leased, compared to a weighted average submarket occupancy of 80.7% as of December 31, 2009. Year-to-date for these properties, we have executed new and expansion leases totaling 199,680 square feet, and we currently have a strong leasing pipeline. By continuing to execute our lease-up plans for our existing portfolio, we expect to recognize a significant portion of the internal cash flow growth potential embedded in our properties. For example, for our 18 properties with below submarket average occupancy, if we were to achieve market occupancy at market rents for these properties, we would generate incremental rental revenues in excess of $26 million. We also have the opportunity to generate incremental rental revenue growth by rolling existing leases to market rents in many of our markets. As of December 31, 2009, the weighted average asking rent per square foot for Class “A” office space in our submarkets was $24.18, representing a 13.2% premium to our portfolio’s June 30, 2010 weighted average in-place rent per square foot of $21.36. The weighted average rent upon expiration for the approximately 328,120 square feet in our portfolio expiring in 2010 is $23.56 per square foot, compared to the weighted average submarket rent of

$24.75 per square foot. We also have embedded rental revenue growth in our existing leases. Our existing leases generally contain contractual annual rental rate increases of approximately 3%.

•	Intensive Asset, Leasing and Property Management. We believe that our proactive and intensive asset and property management strategy and our customer-focused marketing approach enable us to maximize the operating performance and growth of our portfolio. Our leasing and property management teams on the ground in our submarkets are focused on delivering customized space solutions to our tenants, which results in strong customer relationships, high retention rates and lower occupancy costs. We believe that these core competencies will help us to increase occupancy and generate additional operating cash flows. We also place great importance on anticipating and meeting our tenants’ needs by focusing on their expansion, consolidation and relocation requirement. As part of our tenant-focused approach, we currently maintain regional offices in all of our markets to provide timely services for all of our tenants. We believe our local market presence, size and resources enhance tenant satisfaction, improve occupancy and provide market intelligence that strengthens our growth and acquisition capabilities.

•	Disciplined Acquisition Strategy in High Growth Markets. We intend to increase our market share through disciplined acquisitions in both our existing markets as well as other major U.S. office markets that meet our acquisition and market selection criteria. These criteria include: (1) attractive going-in cash yields, low cost basis and significant discounts to replacement costs; (2) desirable submarkets with limited competition where we can build significant market share with quality assets; (3) properties that have in-place occupancy levels and rental rates below submarket average and (4) improving market fundamentals that support a strategy to aggressively lease up properties at higher rental rates. Our senior management has a proven track record of entering and exiting markets at advantageous times in the commercial real estate cycle. For example, we purchased 12 properties in California between 1998 and 2004 and subsequently sold all of these properties by year-end 2006, when real estate values were generally attractive. In addition to our current markets, some of the new markets that we are considering include San Francisco, Silicon Valley, Seattle and other submarkets within southern California. We also believe that becoming a public company will increase our opportunities to acquire assets within our target markets through the issuance of units, which may be particularly valuable to sellers wishing to defer taxable gains.

•	Capitalize on Attractive Market Opportunity. We intend to grow earnings through the strategic acquisition of high quality office properties. We believe that the recent economic downturn has produced a favorable environment in which to acquire high-quality commercial office properties at attractive prices, relative to both replacement cost and to the cost basis of competitive assets in our markets. We believe dislocations in the commercial real estate financing markets will create significant opportunities within our existing markets to acquire properties from owners facing operational and financial stress, which may include an inability to fund capital expenditures, meet debt service requirements or refinance near-term debt maturities. We also intend to capitalize on opportunities to acquire properties from financial institutions that have foreclosed on collateral properties. Against this backdrop, conservatively capitalized companies will be positioned to acquire office properties at attractive prices. Based on our operational expertise and capital resources, we believe that we are well-positioned to acquire assets from distressed owners and other motivated sellers within our existing markets and other major U.S. markets which meet our investment criteria.

Case Study: Sepulveda Centre

In December 2003, we acquired Sepulveda Centre, a 173,727 square foot office tower located in the West Los Angeles submarket, for $27.5 million from a large cap national office REIT. At the time of acquisition, the property was 76.7% leased, after adjusting for tenants expected to vacate, versus 80.3% occupancy for the submarket. The average in-place rental rate was $22.58 per square foot, as compared to $33.60 per square foot for the submarket. When we sold the property in June 2006, we had achieved an occupancy rate of 98.3%, a ten percentage point premium to average submarket occupancy of 89.3% and our average in-place rental rate had increased to $24.69 per square foot, versus $35.92 per square foot for the submarket.

During our pre-acquisition due diligence, we became aware that the building’s HVAC system was unable to cool the building to the tenants’ satisfaction despite running both of its chillers at full capacity. When we conducted a survey of the building mechanical systems to understand the scope of the problem, we discovered that a faulty design was causing the system to discharge cooled air to the outside instead of recirculating it back through the building. We determined that we could inexpensively resolve the problem by replacing certain components. We installed modified parts to prevent the cooled air from escaping outside. The HVAC system thereafter was able to meet building cooling requirements while operating for fewer hours and at a significantly reduced load capacity. As a result, we were able to eliminate the excess engineering staff and security personnel that had been necessary to operate the plant 24/7. Following these changes, during our first year of ownership, service contract expense dropped 30.4%, versus the prior owner, and repair and maintenance expense declined 25.5%.

Immediately after we acquired the property, we also began executing our marketing plan to increase occupancy. We renovated several floors to attract new tenants. In order to maximize space utilization, we recaptured a full floor by relocating a tenant to a smaller suite that better fit its space needs. Subsequently, we re-let that tenant’s space at an increased market rental rate. We also closely managed the broker community to ensure that leasing agents maintained their focus on the property, driving an increased volume of traffic, letters of intent and ultimately signed leases. As a result of our efforts, we grew cash net operating income at Sepulveda Centre by 36.8% and 13.2% during our first and second years of ownership, respectively. In June 2006, we sold Sepulveda Centre to a private REIT for $50.5 million.

Our Initial Portfolio

The following table presents an overview of the initial portfolio of properties that we will own upon completion of this offering and the formation transactions, referred to herein as “our portfolio,” based on information as of June 30, 2010.

						Annualized	Annualized Net
						Rent Per	Effective Rent
	Number	Year	Rentable			Leased	per Leased
	of	Built	Square	Percent	Annualized	Square	Square
Property	Buildings(1)	/Renovated	Feet(2)	Leased(3)	Rent(4)	Foot(5)	Foot(6)

Dallas-Fort Worth
Dallas CBD
Thanksgiving Tower	1	1982/2008	1,410,355	55.8%	$15,044,171	$19.92	$20.12
KPMG Centre	1	1980/2006	848,778	69.4	11,295,438	19.90	19.79
Patriot Tower(7)	2	1979/2005	646,278	36.6	4,123,660	18.35	18.33

Subtotal/Weighted Average	4		2,905,411	55.5%	$30,463,269	$19.68	$19.74

Central Expressway
Eighty-Eighty	1	1984	290,921	95.9	6,526,245	23.69	22.83
Energy Square II	1	1980/2004	364,409	84.1	5,650,278	18.89	18.72
Energy Square III	1	1986/2004	302,764	76.5	4,909,894	21.22	20.26
9400 Central Expressway	2	1981/1995	392,457	70.6	4,688,243	17.79	16.99
Energy Square I	1	1974/2004	276,485	77.1	3,651,762	18.47	17.67

Subtotal/Weighted Average	6		1,627,036	80.3%	$25,426,422	$20.07	$19.37

LBJ Freeway/Galleria
Lakeside Square	1	1987/2008	403,120	93.9	7,201,919	19.76	20.11
Four Forest	1	1985	398,767	79.5	5,679,117	18.39	18.06
Galleria Plaza	1	1985	189,104	79.3	3,057,944	20.49	20.09
North Central Plaza	1	1986	353,996	45.8	2,657,124	17.04	18.98
The Meridian	1	1985	227,078	51.5	1,765,985	15.74	16.71

Subtotal/Weighted Average	5		1,572,065	71.5%	$20,362,089	$18.67	$19.02

Total Dallas-Fort Worth	15		6,104,512	66.2%	$76,251,780	$19.52	$19.42

						Annualized	Annualized Net
						Rent Per	Effective Rent
	Number	Year	Rentable			Leased	per Leased
	of	Built	Square	Percent	Annualized	Square	Square
Property	Buildings(1)	/Renovated	Feet(2)	Leased(3)	Rent(4)	Foot(5)	Foot(6)

Chicago
North/Northwest
Bannockburn Corporate Center	1	1999	209,255	91.1	5,528,092	29.80	29.36
1600 Corporate Center	1	1986/2007	255,440	79.8	5,184,792	27.80	27.00
One North Arlington	1	1986/2003	170,507	80.7	3,334,361	29.10	31.29
Embassy Plaza	1	1986	142,209	70.0	2,084,126	20.99	19.67
Kensington Corporate Center	1	1989/2008	86,197	73.2	2,007,275	31.80	30.71
Younan Commons	2	1993	101,981	41.6	1,325,133	31.73	25.21

Subtotal/Weighted Average	7		965,589	76.3%	$19,463,779	$28.18	$27.52

Central Loop (CBD)
Younan North LaSalle	1	1984/2008	645,170	86.8	17,412,033	31.80	32.02

Subtotal/Weighted Average	1		645,170	86.8%	$17,412,033	$31.80	$32.02

Total Chicago	8		1,610,759	80.5%	$36,875,812	$29.78	$29.51

Houston
Katy Freeway
Two Westlake Park	2	1983/2009	455,142	98.2	9,480,458	21.41	20.88
Younan Tower	1	1982/2003	163,912	99.8	2,886,018	18.51	18.11
Younan Place	1	1981/2007	211,125	69.1	2,641,273	18.95	19.04

Subtotal/Weighted Average	4		830,179	91.1%	$15,007,749	$20.33	$19.95

West Loop/Galleria
Younan West Loop	1	1978/2006	272,113	95.6	4,987,853	19.44	19.30
Norfolk Tower	1	1982/2008	207,562	90.5	3,635,235	20.11	19.79

Subtotal/Weighted Average	2		479,675	93.4%	$8,623,088	$19.72	$19.50

Greenspoint
Greenbriar Place	1	1982	146,700	74.7	1,770,026	16.70	17.52
Bridgewood I	1	1981	136,231	69.8	1,330,427	14.76	15.41
Bridgewood II	1	1981	141,865	59.7	1,271,805	15.01	15.85

Subtotal/Weighted Average	3		424,796	68.1%	$4,372,258	$15.57	$16.34

Midtown
Shepherd Place	1	1983	119,576	99.0	2,226,331	20.29	18.45

Subtotal/Weighted Average	1		119,576	99.0%	$2,226,331	$20.29	$18.45

Total Houston	10		1,854,226	86.9%	$30,229,426	$19.30	$19.07

Phoenix
Phoenix CBD
Younan Central Plaza	5	1980/2009	405,693	81.8	6,496,431	21.20	21.39
Meridian Bank Tower(7)	1	1958/1988	291,553	62.1	2,811,635	16.46	16.13

Subtotal/Weighted Average	6		697,246	73.6%	$9,308,066	$19.50	$19.51

Total Phoenix	6		697,246	73.6%	$9,308,066	$19.50	$19.51

Los Angeles
LA North/San Fernando Valley
Younan Corporate Center	1	1998	62,356	88.1	1,670,579	31.16	30.72
Younan Corporate Plaza	1	1981	64,778	84.5	1,421,475	27.85	26.36

Subtotal/Weighted Average	2		127,134	86.3%	$3,092,054	$29.54	$28.59

Total Los Angeles	2		127,134	86.3%	$3,092,054	$29.54	$28.59

Portfolio Total/Weighted Average	41		10,393,877	72.9%	$155,757,138	$21.36	$21.20

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement. Total consists of 7,291,821 leased square feet (includes 76,768 square feet with respect to signed leases not commenced), 2,818,010 available square feet, 54,128 building management use square feet, and 153,151 square feet of BOMA 1996 adjustment on leased space.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $1,220,022. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent. For a reconciliation of annualized rent to base rent on a property by property basis, see “Business and Properties — Reconciliation of Annualized Rent; Annualized Net Effective Rent.” The portion of total portfolio annualized rent attributable to leases not in-place for the full 12-month period ending June 30, 2011 due to expiration during the 12-month period ending June 30, 2011 totals $9,342,304 or 6.0% of annualized rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010. For a reconciliation of annualized rent to base rent on a property by property basis, see “Business and Properties — Reconciliation of Annualized Rent; Annualized Net Effective Rent.”

(6)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of June 30, 2010, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions (any non-gross leases have been grossed-up to make them equivalent to full-service gross leases), divided by (ii) the net rentable square footage under lease as of the same date. For a presentation of annualized net effective rent on a property by property basis, see “Business and Properties — Reconciliation of Annualized Rent; Annualized Net Effective Rent.”

(7)	Subject to ground lease. Patriot Tower is subject to four ground leases. Two of the ground leases relate to the office building and expire on the same day in 2071. The other two ground leases relate to portions of the adjacent parking structure that serves the office building and expire in 2050 and 2053, respectively. Meridian Bank Tower is subject to a ground lease that expires in 2062 and has a 99-year extension right exercisable at our option.

Reconciliation of Annualized Rent; Annualized Net Effective Rent

Due to the geographic diversity of our portfolio, our portfolio contains full service gross, modified gross and triple net leases. We have presented annualized rent data through this prospectus on a full service gross equivalent basis by adding billed expense reimbursements to the base rent in the case of modified gross and triple net leases. The following table presents a reconciliation of annualized rent to base rent on a property by property basis. In addition, we present annualized net effective rent for our portfolio.

	Thanksgiving	KPMG	Patriot	Eighty-	Energy	Energy	Energy
Dallas-Fort Worth	Tower	Center	Tower	Eighty	Square I	Square II	Square III

Annualized Base Rent	$12,634,702	$9,621,955	$3,337,824	$5,820,203	$3,643,214	$5,650,278	$4,887,961
Billed Expense Reimbursement	2,409,469	1,673,483	785,836	706,042	8,548	0	21,933

Annualized Rent	$15,044,171	$11,295,438	$4,123,660	$6,526,245	$3,651,762	$5,650,278	$4,909,894

Annualized Net Effective Rent	$15,194,523	$11,233,955	$4,119,195	$6,287,204	$3,493,602	$5,599,545	$4,687,993

	9400 Central	Lakeside			North Central
Dallas-Fort Worth (continued)	Expressway	Square	Four Forest	Galleria Plaza	Plaza	The Meridian

Annualized Base Rent	$4,463,342	$6,468,923	$5,460,534	$3,011,473	$2,435,123	$1,765,985
Billed Expense Reimbursement	224,901	732,996	218,583	46,471	222,001	0

Annualized Rent	$4,688,243	$7,201,919	$5,679,117	$3,057,944	$2,657,124	$1,765,985

Annualized Net Effective Rent	$4,477,281	$7,330,538	$5,577,554	$2,997,514	$2,959,478	$1,874,993

	Two Westlake	Younan	Younan	Younan	Norfolk	Greenbriar
Houston	Park	Tower	Place	West Loop	Tower	Place	Bridgewood I

Annualized Base Rent	$9,088,535	$2,886,018	$2,641,273	$4,758,333	$3,635,235	$1,770,026	$1,330,427
Billed Expense Reimbursement	391,923	0	0	229,520	0	0	0

Annualized Rent	$9,480,458	$2,886,018	$2,641,273	$4,987,853	$3,635,235	$1,770,026	$1,330,427

Annualized Net Effective Rent	$9,248,539	$2,823,824	$2,653,564	$4,951,239	$3,577,455	$1,856,970	$1,389,039

		Shepherd
Houston (continued)	Bridgewood II	Place

Annualized Base Rent	$1,271,805	$2,226,331
Billed Expense Reimbursement	0	0

Annualized Rent	$1,271,805	$2,226,331

Annualized Net Effective Rent	$1,342,585	$2,024,087

	Bannockburn	1600			Kensington		Younan
	Corporate	Corporate	One North	Embassy	Corporate	Younan	North
Chicago	Center	Center	Arlington	Plaza	Center	Commons	LaSalle

Annualized Base Rent	$3,046,792	$2,984,153	$1,575,418	$2,061,606	$804,910	$1,264,523	$9,696,236
Billed Expense Reimbursement	2,481,300	2,200,639	1,758,943	22,520	1,202,365	60,610	7,715,797

Annualized Rent	$5,528,092	$5,184,792	$3,334,361	$2,084,126	$2,007,275	$1,325,133	$17,412,033

Annualized Net Effective Rent	$5,446,049	$5,035,266	$3,586,201	$1,953,249	$1,938,403	$1,053,108	$17,532,219

	Younan	Meridian
	Central	Bank
Phoenix	Plaza	Tower

Annualized Base Rent	$6,496,431	$2,811,635
Billed Expense Reimbursement	0	0

Annualized Rent	$6,496,431	$2,811,635

Annualized Net Effective Rent	$6,556,528	$2,756,415

	Younan	Younan
Los Angeles	Corp. Ctr.	Corp. Plaza

Annualized Base Rent	$1,670,579	$1,421,475
Billed Expense Reimbursement	0	0

Annualized Rent	$1,670,579	$1,421,475

Annualized Net Effective Rent	$1,647,332	$1,345,279

Industry Diversification

The following table sets forth information relating to tenant diversification by industry in our portfolio based on annualized rent as of June 30, 2010:

				Rentable Square
		Leases as a	Rentable	Feet as a		Annualized Rent as
	Number of	Percentage of	Square	Percentage of	Annualized	a Percentage of
Industry	Leases	Total	Feet(1)	Total	Rent(2)	Total

Professional, Scientific and Technical Services	125	14.8%	1,207,015	11.6%	$24,065,318	15.5%
Law Firms	109	12.9	960,810	9.2	20,526,458	13.2
Mining, Quarrying, and Oil and Gas Extraction	83	9.8	947,477	9.1	20,484,210	13.2
Insurance	41	4.9	701,045	6.8	16,718,869	10.7
Finance	85	10.1	667,891	6.4	15,401,126	9.9
Administrative, Support and Waste Management	30	3.6	432,777	4.2	10,269,735	6.6
Healthcare and Social Assistance	52	6.2	447,078	4.3	9,267,758	6.0
Public Administration	16	1.9	383,017	3.7	7,571,058	4.9
Information	113	13.4	292,618	2.8	6,577,773	4.2
Real Estate	36	4.3	185,030	1.8	4,327,578	2.8
Other	153	18.1	1,067,062	10.3	20,547,255	13.2
Signed Leases not Commenced	—	—	76,768	0.7	—	—
BOMA Adjustment(3)	—	—	153,151	1.5	—	—
Building Management Use	—	—	54,128	0.5	—	—
Available	—	—	2,818,010	27.1	—	—

Total/Weighted Average	843	100.0%	10,393,877	100.0%	$155,757,138	100.0%

(1)	Based on BOMA 1996 remeasurement. Total consists of 7,291,821 leased square feet (includes 76,768 square feet with respect to signed leases not commenced), 2,810,010 available square feet, 54,128 building management use square feet and 153,151 square feet of BOMA 1996 adjustment on leased space.

(2)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $1,220,022. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent.

(3)	Represents square footage adjustments for leases that do not reflect BOMA 1996 remeasurement.

Tenant Diversification

As of June 30, 2010, our portfolio was leased to 768 tenants in a variety of industries with no single tenant representing more than 3.1% of annualized rent. The following table sets forth information regarding the ten largest tenants in our portfolio based on annualized rent as of June 30, 2010:

							Rentable
						Total	Square		Annualized
	Number	Number			Early	Leased	Feet as a		Rent as a
	of	of		Lease	Termination	Square	Percentage	Annualized	Percentage
Tenant	Leases	Properties	Property(s)	Expiration(1)	Option Date	Feet	of Total	Rent(2)	of Total

Conoco Phillips Co.	1	1	Two Westlake Park	2013	—	189,390	1.8%	$4,820,993	3.1%
Career Builder, LLC	1	1	Younan North LaSalle	2019	2015	155,350	1.5	4,706,933	3.0
KPMG, LLP	1	1	KPMG Centre	2015	—	247,373	2.4	4,691,632	3.0
U.S. Government	9	6	(3)	2010-2029	2012(4)	225,084	2.2	4,622,694	3.0
Gardere Wynne Sewell LLP	1	1	Thanksgiving Tower	2016	—	207,495	2.0	4,202,031	2.7
Bank of America	5	3	(5)	2010-2014	2011-2012(6)	134,500	1.3	3,787,255	2.4
Greyhound Lines Inc.	2	1	Patriot Tower	2012	—	173,871	1.7	3,193,294	2.1
Travelers Indemnity Company	1	1	Younan North LaSalle	2011	—	97,116	0.9	2,987,418	1.9
EXCO Resources, Inc.	1	1	Lakeside Square	2015	—	152,623	1.5	2,894,117	1.9
Southwestern Energy Production Co.	1	1	Younan Tower	2012		120,826	1.2	2,278,063	1.5

Top Ten Tenants Total	23	17				1,703,628	16.4%	$38,184,430	24.5%

(1)	Expiration dates do not assume exercise of renewal, extension or termination options. For tenants with multiple leases, expirations are shown as a range.

(2)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to our top ten tenants as of June 30, 2010 for the 12 months ending June 30, 2011 were $166,726. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(3)	Properties with U.S. Government leases include Younan Central Plaza, Younan Tower, KPMG Centre, Greenbriar Place, Younan North LaSalle and Shepherd Place.

(4)	Relates to early termination options for USA—General Service Administration in 2012 and IRS in 2018.

(5)	Properties with Bank of America leases include 1600 Corporate Center, Two Westlake Park and Embassy Plaza.

(6)	Relates to early termination options for two leases at 1600 Corporate Center.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our portfolio, based on rentable square feet leased as of June 30, 2010:

		Number of		Rentable		Annualized
		Leases as a		Square Feet as		Rent as a
	Number of	Percentage	Rentable Square	a Percentage	Annualized	Percentage of
Square Feet Under Lease	Leases	of Total	Feet(1)	of Total	Rent(2)	Total

2,500 or less	412	48.9%	420,226	4.0%	$8,418,899	5.4%
2,501 - 5,000	165	19.6	576,074	5.5	12,017,748	7.7
5,001 - 10,000	108	12.8	764,119	7.4	16,494,595	10.6
10,001 - 15,000	48	5.7	592,666	5.7	12,789,177	8.2
15,001 - 20,000	29	3.4	505,456	4.9	10,683,387	6.9
20,001 - 25,000	18	2.1	403,191	3.9	8,921,153	5.7
Greater than 25,000	63	7.5	4,030,088	38.8	86,432,179	55.5
Signed Leases not Commenced	—	—	76,768	0.7	—	—
BOMA Adjustment(3)	—	—	153,151	1.5	—	—
Building Management Use	—	—	54,128	0.5	—	—
Available	—	—	2,818,010	27.1	—	—

Total/Weighted Average:	843	100.0%	10,393,877	100.0%	$155,757,138	100.0%

(1)	Based on BOMA 1996 remeasurement. Total consists of 7,291,821 leased square feet (includes 76,768 square feet with respect to signed leases not commenced), 2,818,010 available square feet, 54,128 building management use square feet and 153,151 square feet of BOMA 1996 adjustment on leased space.

(2)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $1,220,022. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent.

(3)	Represents square footage adjustments for leases that do not reflect BOMA 1996 remeasurement.

Lease Expirations

The following table sets forth a summary schedule of lease expirations for leases in place as of June 30, 2010 plus available space, for each of the ten full and partial calendar years beginning April 1, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

			Expiring				Annualized
			Square		Annualized	Annualized	Rent
	Number	Rentable	Feet as a		Rent as	Rent	Per Leased
Year of Lease	of Leases	Square	Percentage of	Annualized	a Percent of	Per Leased	Square Foot
Expiration	Expiring	Feet(1)	Total	Rent(2)	Total	Square Foot(3)	at Expiration(4)

2010(5)	124	336,603	3.2%	$8,251,862	5.3%	$24.52	$23.61
2011	210	1,300,550	12.5	27,422,694	17.6	21.09	22.01
2012	141	878,165	8.4	16,658,189	10.7	18.97	20.14
2013	137	1,136,711	10.9	25,488,555	16.4	22.42	24.81
2014	104	1,151,143	11.1	24,757,135	15.9	21.51	24.91
2015	65	922,167	8.9	18,634,581	12.0	20.21	23.40
2016	23	339,563	3.3	7,081,506	4.5	20.85	22.81
2017	15	514,430	4.9	10,397,538	6.7	20.21	22.37
2018	11	257,999	2.5	5,874,577	3.8	22.77	27.08
2019	6	270,929	2.6	6,904,032	4.4	25.48	29.36
Thereafter	7	183,560	1.8	4,286,469	2.8	23.35	26.06
Signed Leases Not Commenced	—	76,768	0.7	—	—	—	—
BOMA Adjustment(6)	—	153,151	1.5	—	—	—	—
Building Management Use	—	54,128	0.5	—	—	—	—
Available	—	2,818,010	27.1	—	—	—	—

Total/Weighted Average:	843	10,393,877	100.0%	$155,757,138	100.0%	$21.36	$23.55

(1)	Based on BOMA 1996 remeasurement. Total consists of 7,291,821 leased square feet (includes 76,768 square feet with respect to signed leases not commenced), 2,818,010 available square feet, 54,128 building management use square feet and 153,151 square feet of BOMA 1996 adjustment on leased space.

(2)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $1,220,022. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent. The portion of annualized rent attributable to leases not in place for the entire 12 months ending June 30, 2011 totals $9,342,304 or 6.0% of annualized rent. The table below reconciles this portion of rent with the leases expiring in the 12 months ending June 30, 2011.

		Annualized Rent as a
Leases Expiring:	Annualized Rent	Percent of Total
Six months ending 12/31/2010	$8,251,862	5.3%
Six months ending 6/30/2011	15,579,696	10.0

Total	$23,831,558	15.3%
Less: portion of contractual annualized rent	14,489,254	9.3

Portion of annualized rent attributable to leases not in place for the entire 12 months ending June 30, 2011	$9,342,304	6.0%

(3)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

(4)	Represents annualized rent at expiration divided by leased square feet.

(5)	Includes month-to-month leases.

(6)	Represents square footage adjustments for leases that do not reflect BOMA 1996 remeasurement.

Historical Percentage Leased

The following table sets forth, for the indicated years, the average annual percent leased for the groups of properties acquired in the indicated time periods:

	Number of	Rentable Square	Weighted Average Percent Leased, Yr End					2Q End
	Properties	Feet(1)	2005	2006	2007	2008	2009	2010

Properties Acquired:
Prior to 2006	10	3,007,775	77.2%	78.3%	75.7%	75.1%	71.9%	72.7%
2006	11	3,555,671	—	82.8	82.5	83.1	79.5	79.7
2007	10	3,703,297	—	—	69.7	68.3	65.9	66.1
2008	1	62,356	—	—	—	100.0	88.1	88.1

Total/Weighted Average(2)	32	10,329,099	77.2%	80.7%	75.9%	75.6%	72.5%	72.8%

(1)	Based on BOMA 1996 remeasurement.

(2)	Excludes Younan Corporate Plaza, acquired in August 2009.

The following table sets forth, for the indicated years, the average annual percent leased for the groups of properties acquired in the indicated time periods and treats as vacant any leased square footage attributable to tenants known to be vacating upon lease expiration, per our underwriting at the time of acquisition:

	Number of	Rentable Square	Weighted Average Percent Leased Excluding Known Vacancy, Yr End					2Q End
	Properties	Feet(1)	2005	2006	2007	2008	2009	2010

Properties Acquired:
Prior to 2006(2)	10	3,007,775	66.6%	73.0%	74.9%	74.8%	71.7%	72.7%
2006(3)	11	3,555,671	—	69.8	74.5	79.2	79.5	79.7
2007(4)	10	3,703,297	—	—	62.2	65.1	65.9	66.1
2008(5)	1	62,356	—	—	—	88.4	88.1	88.1

Total/Weighted Average(6)	32	10,329,099	66.6%	70.2%	70.2%	72.9%	72.4%	72.8%

(1)	Based on BOMA 1996 remeasurement. Leased square feet excludes 1.2 million square feet underwritten as vacant at time of acquisition.

(2)	Treats as vacant 432,617 leased square feet attributable to tenants known to be vacating upon lease expiration as underwritten at acquisition.

(3)	Treats as vacant 498,344 leased square feet attributable to tenants known to be vacating upon lease expiration as underwritten at acquisition.

(4)	Treats as vacant 305,097 leased square feet attributable to tenants known to be vacating upon lease expiration as underwritten at acquisition.

(5)	Treats as vacant 7,241 leased square feet attributable to tenants known to be vacating upon lease expiration as underwritten at acquisition.

(6)	Excludes Younan Corporate Plaza, acquired in August 2009.

Historical Tenant Improvements and Leasing Commissions

The following table sets forth certain historical information regarding tenant improvement and leasing commission costs per square foot for tenants at the properties in our portfolio for the years ended December 31, 2007, 2008 and 2009 and six months ended June 30, 2010:

						Six Months	Weighted Average
	Year Ended December 31,					Ended	January 1, 2007
Year of Lease Commencement	2007	2008		2009		June 30, 2010	to June 30, 2010

Renewals
Number of leases	108	150		97		51	116
Square Feet	532,298	778,474		514,730		217,665	583,762
Tenant improvement costs per square foot	3.45	10.26		10.87		5.24	8.11
Leasing commission costs per square foot	4.39	5.10		2.66		3.21	4.10
Total tenant improvement and leasing commission costs per square foot	$7.85	$15.36		$13.53		$8.45	$12.21
New leases
Number of leases	64	92		48		33	68
Square Feet	346,190	672,797		273,632		116,578	402,628
Tenant improvement costs per square foot	14.83	20.60	(1)	35.66	(1)	16.85	21.80
Leasing commission costs per square foot	7.06	8.90	(1)	3.50	(1)	6.53	7.20
Total tenant improvement and leasing commission costs per square foot	$21.89	$29.50		$39.16		$23.38	$29.00
Total
Number of leases	172	242		145		84	184
Square Feet	878,488	1,451,271		788,362		334,243	986,390
Tenant improvement costs per square foot	7.94	15.05	(1)	19.48	(1)	9.29	13.69
Leasing commission costs per square foot	5.44	6.86	(1)	2.95	(1)	4.37	5.37
Total tenant improvement and leasing commission costs per square foot	$13.38	$21.91		$22.43		$13.66	$19.06

(1)	A significant portion of the 2008 and 2009 new tenant improvement and leasing commission costs are associated with two leases representing 282,942 rentable square feet. The tenant improvement and leasing commission costs associated with these two leases were approximately $16.5 million, or approximately $58 per rentable square foot. Excluding these two leases, our tenant improvement and leasing commission costs per square foot associated with new leases would have been $21.67 and $23.60 for 2008 and 2009, respectively. Excluding these two leases, our total tenant improvement and leasing commission costs per square foot would have been $18.90 and $15.89 for 2008 and 2009, respectively.

Historical Capital Expenditures

The following table sets forth certain information regarding historical capital expenditures at the properties in our portfolio for the years ended December 31, 2007, 2008 and 2009 and six months ended June 30, 2010:

				Six Months	Weighted Average
	Year Ended December 31,			Ended	January 1, 2007
	2007(1)	2008(2)	2009(3)(4)	June 30, 2010(5)	to June 30, 2010

Capital expenditures	$411,034	$3,672,348	$180,140	$778,567
Total square feet	10,266,743	10,329,099	10,393,877	10,393,877
Capital expenditures per square foot	$0.04	$0.36	$0.02	$0.07	$0.14

(1)	Includes the following properties acquired in 2007: Thanksgiving Tower (from February 2007); Patriot Tower (from May 2007); Younan Place (from August 2007); Shepherd Place (from September 2007); Younan West Loop (from September 2007); Two Westlake Park (from September 2007); Greenbriar Place (from December 2007); Bridgewood I (from December 2007) and Bridgewood II (from December 2007).

(2)	Includes the following property acquired in 2008: Younan Corporate Center (from December 2008).

(3)	Includes the following property acquired in 2009: Younan Corporate Plaza (from August 2009).

(4)	Excludes $4,909,942 of capital expenditures related to water damage at Two Westlake Park and excludes $984,634 of capital expenditures related to hurricane repairs which are recoverable under our property insurance policies.

(5)	Excludes $359,948 of capital expenditures related to water damage at Two Westlake Park which are recoverable under our property insurance policies.

Option Properties

We have entered into an option agreement with each of (i) One Graystone Centre, L.P., which is the owner of One Graystone Centre, a 15-story, 301,378 rentable square foot office building in Dallas, (ii) YPI 1010 Lamar, LLC, which is the owner of 1010 Lamar, a 19-story, 263,385 rentable square foot office building in Houston and (iii) Younan Plaza, LLC, which is the owner of 6464 Savoy, an eight-story, 180,236 square foot multi-tenant office building in Houston. These option agreements grant our operating partnership rights to acquire One Graystone Centre, 1010 Lamar, and 6464 Savoy. 6464 Savoy suffered damage during Hurricane Ike in 2008 and is currently unoccupied. Younan Plaza, LLC is currently in the process of renovating the property’s external structure and internal components.

Under the terms of each option agreement, the operating partnership may acquire the applicable option property at a price equal to fair market value at any time after the first anniversary and before the eighth anniversary of the date of completion of this offering (or, in the case of 1010 Lamar, at any time after the first anniversary and before the third anniversary of the date of completion of this offering, provided that upon the repayment of the existing mortgage indebtedness, the option term automatically will be extended to the eighth anniversary of the date of the completion of this offering or the operating partnership will be granted a new option with a term that will expire on the eighth anniversary of the date of completion of this offering), subject to earlier termination in connection with certain events and our right of first refusal described below. Fair market value is defined as the fair market sales value of the option property that would be obtained in an arm’s-length transaction between an informed and willing buyer and an informed and willing seller, under no compulsion, respectively, to buy or sell, and neither of which is related to buyer or seller, considering all matters of record except for any matters relating to property indebtedness. If the parties cannot agree upon the fair market value of an option property, the same will be determined by an appraisal process. If the operating partnership elects not to proceed with consummation of the purchase of an option property at a price equal to the value determined by such appraisal process, the optionor will have the right to sell the option property to an unaffiliated third party without re-offering it to the operating partnership, so long as the sale is consummated within a period of 180 days after completion of the appraisal process and the purchase price is equal to or greater than the appraised value. If the unaffiliated third party offers to purchase the option property at a price lower than the appraised value, the operating partnership will have a right of first refusal on the same terms as those described below. If the optionor does not receive an offer to purchase the option property from an unaffiliated third party or the purchase is not consummated within a period of 180 days following completion of the appraisal process, the option of our operations partnership will be reinstated on its original terms.

In the event our operating partnership exercises its option, it will have the right at its discretion to either (a) assume all property indebtedness as of the closing of the acquisition or (b) pay in full all property indebtedness as of the closing of the acquisition. After assuming or repaying all property indebtedness as described above, the operating partnership will pay any remaining portion of the purchase price (but in no event less than zero ($0)), in cash or, if such consideration is to be received by Zaya Younan, at our operating partnership’s election, in its common units of equal value (based on the 10-day average price of our common stock as reported by the NYSE). At the closing of the acquisition, the operating partnership will pay all assumption, prepayment or defeasance costs, if any, relating to the assumption, prepayment or defeasance of all property indebtedness, and such assumption, prepayment or defeasance costs, if any, shall be in addition to any amounts paid by our operating partnership pursuant to clauses (a) and (b) above. The optionor will not have the right to refinance property indebtedness encumbering an option property in an amount greater than the then outstanding principal amount without the operating partnership’s consent, which cannot be unreasonably conditioned, withheld or delayed.

If the optionor receives a bona fide good faith offer from an unaffiliated third party to purchase an option property at any time prior to the expiration of the eighth anniversary of the date of completion of this offering (or, in the case of YPI 1010 Lamar, LLC, at any time prior to the third anniversary of the date of completion of this offering, provided that upon the repayment of the existing mortgage indebtedness, the term of the right of first refusal will be extended to the eighth anniversary of the date of the completion of this offering or the operating partnership will be granted a new right of first refusal that will expire on the eighth anniversary of the date of completion of this offering) that it desires to accept, the operating partnership will have 30 days to exercise a right of first refusal to acquire the property, at the price, and on substantially the same other material economic terms, offered by the third party, except for our right to pay Zaya Younan’s share of the consideration (if any) in cash or in common units in our operating partnership of equal value as described above. If the operating partnership does not exercise its right of first refusal and the unaffiliated third party fails to consummate the purchase on the terms offered, the option of our operating partnership will be reinstated on its original terms.

Our Submarkets Overview

Our properties are located throughout twelve submarkets in five metropolitan areas in the United States. The following is a summary of each submarket that contains one or more of our properties. Unless otherwise indicated, all information in this “Business and Properties—Our Submarkets Overview” section is derived from the market study prepared by RCG.

Dallas-Fort Worth Metropolitan Area

In the Dallas-Fort Worth metropolitan area, we own a total of 13 Class “A” properties throughout the Dallas Central Business District, or Dallas CBD, LBJ Freeway/Galleria and Central Expressway submarkets. As of the fourth quarter of 2009, the average asking rent for Class “A” office space in these submarkets was $21.42 per square foot versus our weighted average in-place rent of $19.52 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” office space in these submarkets was 78.7% versus our current occupancy of 66.2%.

		Percent Leased		Rents
	Our Portfolio		Class “A”	Our Portfolio	Class “A”
	Rentable	Our	Submarket	Average In-Place	Submarket
Dallas-Fort Worth Submarkets	Square Feet(1)	Portfolio(2)	Average	Rents(3)	Average

Dallas CBD	2,905,411	55.5%	77.4%	$19.68	$21.12
Central Expressway	1,627,036	80.3	82.3	20.07	23.00
LBJ Freeway/Galleria	1,572,065	71.5	77.4	18.67	20.34

Total/Weighted Average	6,104,512	66.2%	78.7%	$19.52	$21.42

(1)	Based on BOMA 1996 remeasurement.

(2)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(3)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

Dallas CBD Submarket

As of the fourth quarter of 2009, Dallas’s CBD market comprised approximately 32.6 million square feet of office space in 98 buildings, with Class “A” properties accounting for 22.6 million square feet in 24 buildings. The downtown Dallas office submarket benefits from a lack of developable land, which keeps new entrants to a minimum. Rental rates in the Dallas CBD submarket are typically more affordable than in the adjoining suburbs. The continued expansion of the Dallas Area Rapid Transit, or DART, system should continue to benefit tenants in the Dallas CBD, allowing commuters to avoid the area’s congested highways. Additionally, the development of condominiums and amenities that support downtown living in recent years, as well as the continued development of the Arts District, have attracted new residents to the submarket and raised the profile of the downtown area in recent years.

The following table presents an overview of our properties in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
Dallas CBD Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Thanksgiving Tower	1	1982	1,410,355	55.8%	$15,044,171	$19.92
KPMG Centre	1	1980	848,778	69.4	11,295,438	19.90
Patriot Tower(6)	2	1979	646,278	36.6	4,123,660	18.35

Total/Weighted Average	4		2,905,411	55.5%	$30,463,269	$19.68

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $139,402. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

(6)	Subject to four ground leases. Two of the ground leases relate to the office building and expire on the same day in 2071. The other two ground leases relate to portions of the adjacent parking structure that serve the office building and expire in 2050 and 2053, respectively.

The Class “A” Dallas CBD occupancy rate decreased to 77.4% during the fourth quarter of 2009, from 77.5% at year-end 2008. RCG expects the occupancy rate to decrease through 2010, as companies delay relocation and expansion decisions. As hiring accelerates in 2011, the occupancy rate should begin to increase steadily through at least 2014. Weak demand has recently caused a decline in Class “A” asking rents, which fell 2.2% in 2009 to $21.12. The decline was much smaller than the national average, signaling the market’s relative attractiveness. RCG estimates that Class “A” rents will remain stable through 2010 or increase slightly. RCG predicts that as employment improves later in the forecast period resulting in higher demand, rents should post steady growth through 2011 and beyond. RCG predicts that as market conditions tighten, Class “A” rents will increase sharply by at least 4% in 2013, in response to stronger absorption trends. No construction activity is expected through the duration of the forecast period, which should prove to be positive for the market.

Dallas CBD Class “A” Office Fundamentals	Dallas CBD Class “A” Office Fundamentals

Source: RCG	Source: RCG

Central Expressway Submarket

As of the fourth quarter of 2009, the Central Expressway submarket comprised 13.1 million square feet of office space in 108 buildings. Class “A” office accounts for nearly half of the total inventory, with 6.6 million square feet in 24 buildings. The submarket is near many affluent neighborhoods and is adjacent to the popular Uptown district, as well as the “Telecom Corridor” and Southern Methodist University. As depicted in the chart below, as of the fourth quarter of 2009, the Class “A” occupancy rate was 82.3%, up from 80.2% in the fourth quarter of 2008. In recent quarters, the Central Expressway submarket recorded occupancy rates that were higher than the suburban average, driven by its central location and limited new supply. As of the fourth quarter of 2009, there were no new projects under construction.

The following table presents an overview of our properties in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
Central Expressway Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Eighty-Eighty	1	1984	290,921	95.9%	$6,526,245	$23.69
Energy Square II	1	1980	364,409	84.1	5,650,278	18.89
Energy Square III	1	1986	302,764	76.5	4,909,894	21.22
9400 Central Expressway	2	1981	392,457	70.6	4,688,243	17.79
Energy Square I	1	1974	276,485	77.1	3,651,762	18.47

Total/Weighted Average	6		1,627,036	80.3%	$25,426,422	$20.07

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $136,470. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The weighted average Class “A” rental rate in the Central Expressway submarket stood at $23.00 as of the fourth quarter of 2009. RCG believes that its ideal location, diverse mix of tenants and limited new supply bode well for the future of this submarket. RCG predicts that the occupancy rate should increase alongside the suburban office market, likely at an accelerated pace due to barriers to entry. RCG predicts rental rates should be relatively stable in the short-term and post modest growth in the medium-to long-term.

Central Expressway Class “A” Office Fundamentals	Central Expressway Class “A” Office Fundamentals

Source: RCG	Source: RCG

LBJ Freeway/Galleria Submarket

As of the fourth quarter of 2009, the Lyndon B. Johnson, or LBJ, Freeway/Galleria submarket comprised nearly 23 million square feet of office space in 170 buildings. Class “A” office space accounts for more than 9.2 million square feet in 27 buildings, accounting for roughly 40% of the submarket’s office inventory. The submarket is north of Dallas-Fort Worth and contains part of both “Telecom Corridor” and the town of Richardson. The LBJ Freeway/Galleria submarket has excellent transportation links, with convenient access to Interstate 635 (LBJ Freeway), Interstate 35E, the North Dallas Tollway, and Highway 75. Additionally, it is near popular areas for executive housing and significant amenities. With much of the area already dedicated to commercial and residential uses, there is limited available land, providing a barrier to entry and development.

The following table presents an overview of our properties in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
LBJ Freeway/Galleria Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Lakeside Square	1	1987	403,120	93.9%	$7,201,919	$19.76
Four Forest	1	1985	398,767	79.5	5,679,117	18.39
Galleria Plaza	1	1985	189,104	79.3	3,057,944	20.49
North Central Plaza	1	1986	353,996	45.8	2,657,124	17.04
The Meridian	1	1985	227,078	51.5	1,765,985	15.74

Total/Weighted Average	5		1,572,065	71.5%	$20,362,089	$18.67

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $322,362. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

As depicted in the chart below, as of the fourth quarter of 2009, the LBJ Freeway/Galleria submarket recorded Class “A” occupancy of 77.4%, having declined from a recent high of 82.0% in 2007. The average Class “A” asking rent decreased by 0.1% year-to-date as of the fourth quarter of 2009 to $20.34, compared with a 5.5% decline in Class “A” rents nationally. No new buildings have been delivered to the LBJ Freeway/Galleria submarket in at least five years. RCG expects that limited new construction coupled with a high rate of job growth in Dallas-Fort Worth should lead to an increasing occupancy rate and increasing rents in this submarket in the latter part of the forecast period and beyond.

LBJ Freeway/ Galleria Class “A” Office Fundamentals	LBJ Freeway/ Galleria Class “A” Office Fundamentals

Source: RCG	Source: RCG

Chicago Metropolitan Area

In the Chicago metropolitan area, we own a total of seven properties throughout the North/Northwest Corridor and Central Loop (CBD) submarkets. As of the fourth quarter of 2009, the average asking rent for Class “A” office space in these submarkets was $29.80 per square foot, as compared to our average in-place rent of $29.78 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” office space in these submarkets was 80.0%, as compared to our current occupancy of 80.5%.

		Percent Leased		Rents
	Our Portfolio		Class “A”	Our Portfolio	Class “A”
	Rentable		Submarket	Average In-Place	Submarket
Chicago Submarkets	Square Feet(1)	Our Portfolio(2)	Average	Rents(3)	Average

North/Northwest	965,589	76.3%	73.7%	$28.18	$24.94
Central Loop (CBD)	645,170	86.8	89.5	31.80	37.08

Total/Weighted Average	1,610,759	80.5%	80.0%	$29.78	$29.80

(1)	Based on BOMA 1996 remeasurement.

(2)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(3)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

North/Northwest Corridor Submarkets

As of the fourth quarter of 2009, the North/Northwest Corridors submarkets comprised 446 buildings, totaling nearly 46 million square feet of office space. Cities within these submarkets include Arlington Heights, Schaumburg, Rolling Meadows, Mount Prospect and Hoffman Estates.

The following table presents an overview of the properties that we own in these submarkets:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
North/Northwest Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Bannockburn Corporate Center	1	1999	209,255	91.1%	$5,528,092	$29.80
1600 Corporate Center	1	1986	255,440	79.8	5,184,792	27.80
One North Arlington	1	1986	170,507	80.7	3,334,361	29.10
Embassy Plaza	1	1986	142,209	70.0	2,084,126	20.99
Kensington Corporate Center	1	1989	86,197	73.2	2,007,275	31.80
Younan Commons	2	1993	101,981	41.6	1,325,133	31.73

Total/Weighted Average	7		965,589	76.3%	$19,463,779	$28.18

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $346,652. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The preponderance of subprime mortgage industry participants in the North/Northwest Corridor during the recent housing boom resulted in the submarket’s accelerated decline relative to other submarkets. As depicted in the chart below, overall occupancy dropped to 74.4% in the fourth quarter of 2009 from a peak of 81.1% in 2007. Weak demand caused landlords to lower asking rents. During 2009, the weighted average Class “A” asking rent declined by 2.4%, after rising 10.6% during 2008. RCG believes these developments make office space in the North/Northwest Corridor attractive for expanding firms in the near term. As new development has been relatively moderate in the past few years and only 160,000 square feet are currently under construction, RCG believes that the submarket should recover more quickly than it in the 1990s.

Chicago North/Northwest Corridor Office Fundamentals	Chicago North/Northwest Corridor Office Fundamentals

Note: All Classes Source: RCG	Note: Overall occupancy, Class “A” rent. Source: RCG

Central Loop (CBD) Submarket

The following table presents an overview of our property in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
Central Loop (CBD) Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Younan North LaSalle	1	1984	645,170	86.8%	$17,412,033	$31.80

Total/Weighted Average	1		645,170	86.8%	$17,412,033	$31.80

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $76,351. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The Central Loop (CBD) office submarket is the largest submarket in the Downtown Chicago area. As of the fourth quarter of 2009, this submarket comprised 87 buildings, totaling 45 million square feet of office space, and made up 37.8% of all office space in Downtown Chicago. As depicted in the charts below, through the fourth quarter of 2009, the overall occupancy rate in the submarket decreased to 85.1% from 86.9% in 2008. The occupancy rate for Class “A” office space stood at 89.5% as of the fourth quarter of 2009. During this same period, the Class “A” office lease rate declined to $37.08 per square foot, a 4.8% decrease from year-end 2008. As of the fourth quarter, there were no office projects currently under construction. With its concentration of older office buildings, the Central Loop (CBD) submarket is primarily driven by traditional office tenants in the financial and legal industries. Recently, these tenants began relocating to newer office properties in the West Loop submarket and downsizing as a result of the financial crisis. Unlike the West Loop submarket, space constraints limit new office construction in the Central Loop (CBD).

Chicago Central Loop (CBD) Office Fundamentals	Chicago Central Loop (CBD) Office Fundamentals

Note: All Classes Source: RCG	Note: Overall occupancy, Class ‘A Source: RCG

Houston Metropolitan Area

In the Houston metropolitan area, we own a total of nine Class “A” properties throughout the Katy Freeway, West Loop/Galleria, Midtown and Greenspoint submarkets. As of the fourth quarter of 2009, the average asking rent for Class “A” office space in these submarkets was $26.74 per square foot versus our weighted average in-place rent of $19.30 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” office space in these submarkets was 83.7% versus our current occupancy of 86.9%.

		Percent Leased		Rents
	Our Portfolio		Class “A”	Our Portfolio	Class “A”
	Rentable	Our	Submarket	Average In-Place	Submarket
Houston Submarkets	Square Feet(1)	Portfolio(2)	Average	Rents(3)	Average

Katy Freeway	830,179	91.1%	77.0%	$20.33	$28.26
West Loop/Galleria	479,675	93.4	89.1	19.72	28.91
Greenspoint	424,796	68.1	92.8	15.57	19.24
Midtown	119,576	99.0	76.6	20.29	34.16

Total/Weighted Average	1,854,226	86.9%	83.7%	$19.30	$26.74

(1)	Based on BOMA 1996 remeasurement.

(2)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(3)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

Katy Freeway Submarket

As of the fourth quarter of 2009, the Katy Freeway submarket comprised 212 office buildings for a total of 22.5 million square feet of space. Class “A” office space accounts for 11.6 million square feet in 48 buildings. The submarket is often referred to as the “energy corridor” because of the high concentration of oil company headquarters and mining and exploration firms leasing space. Due to this concentration, RCG expects this submarket to benefit disproportionately relative to other submarkets when the energy industry rebounds alongside global economic expansion.

The following table represents an overview of our properties in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
Katy Freeway Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Two Westlake Park	2	1983	455,142	98.2%	$9,480,458	$21.41
Younan Tower	1	1982	163,912	99.8	2,886,018	18.51
Younan Place	1	1981	211,125	69.1	2,641,273	18.95

Total/Weighted Average	4		830,179	91.1%	$15,007,749	$20.33

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $32,843. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The Katy Freeway submarket’s Class “A” occupancy peaked at 94.9% in 2008. As depicted in the chart below, Class “A” occupancy had decreased to 77.0% as of the fourth quarter of 2009, due to a recent increase in supply and a slowdown in the energy industry. Construction activity was elevated during the past three years, as developers looked to capitalize on strong demand and the newly expanded freeway. Landlords lowered Class “A” asking rents in 2008 by 1.4%, but then they raised them in 2009 by 2.1% to $28.26. With no projects in the pipeline, RCG believes there could be a significant increase in the asking rents in the forecast period as market conditions tighten and demand in the energy industry resurges.

Katy Freeway Class “A” Office Fundamentals	Katy Freeway Class “A” Office Fundamentals

Source: RCG	Source: RCG

West Loop/Galleria Submarket

As of the fourth quarter of 2009, the West Loop/Galleria submarket comprised approximately 22.2 million square feet of office space in 100 buildings. Class “A” office space totaled 16.3 million square feet in 41 buildings. This submarket benefits from its access to transportation links and its close proximity to downtown Houston which provides easy access for the tenants, clients, vendors and employees. It borders the Midtown and Westheimer/Gessner submarkets.

The following table represents an overview of our properties in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
West Loop/Galleria Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Younan West Loop	1	1978	272,113	95.6%	$4,987,853	$19.44
Norfolk Tower	1	1982	207,562	90.5	3,635,235	20.11

Total/Weighted Average	2		479,675	93.4%	$8,623,088	$19.72

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $52,848. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The West Loop/Galleria submarket’s Class “A” occupancy rate hit a high of 92.6% in 2008. Decreased demand for space as a result of the recession caused occupancy to fall to 89.1% as of the fourth quarter of 2009. During 2009, the weighted-average Class “A” gross rental rate declined by 10.1%, but still ranked among the top Houston submarkets. In the fourth quarter of 2009, the Class “A” average asking rent was $28.91 in the West Loop. RCG expects the West Loop/Galleria submarket to recover alongside the Houston economy as job growth contributes to increasing occupancy.

West Loop / Galleria Class “A” Office Fundamentals	West Loop / Galleria Class “A” Office Fundamentals

Source: RCG	Source: RCG

Greenspoint Submarket

As of the fourth quarter of 2009, the Greenspoint submarket comprised approximately 9.4 million square feet in 75 buildings, of which Class “A” space accounted for 4.1 million square feet in 16 buildings. This submarket includes the Houston Intercontinental Airport, as well as access to major highways such as the Sam Houston Tollway, Highway 548, Interstate 45 and Highway 59. A large portion of the area’s tenants are in the energy industry, with Exxon Mobil alone occupying approximately two million square feet.

The following table represents an overview of our properties in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
Greenspoint Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Greenbriar Place	1	1982	146,700	74.7%	$1,770,026	$16.70
Bridgewood I	1	1981	136,231	69.8	1,330,427	14.76
Bridgewood II	1	1981	141,865	59.7	1,271,805	15.01

Total/Weighted Average	3		424,796	68.1%	$4,372,258	$15.57

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $16,779. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The Greenspoint submarket continued to post a high occupancy rate relative to other submarkets, despite declining in recent quarters. As depicted in the chart below, the Class “A” occupancy rate dropped to 92.8% in the fourth quarter of 2009 from 93.8% in the fourth quarter of 2008. Class “A” asking rents declined by 2.6% during this time. There were no projects under construction in the Greenspoint submarket as of the fourth quarter of 2009. RCG expects that limited new supply, coupled with excellent transportation links will benefit the Greenspoint submarket through the long-term.

Greenspoint Class “A” Office Fundamentals	Greenspoint Class “A” Office Fundamentals

Source: RCG	Source: RCG

Midtown Submarket

As of the fourth quarter of 2009, the Midtown submarket comprised 6.1 million square feet of office space in 82 buildings. Of this, Class “A” office space accounted for 1.6 million square feet in four buildings. Midtown benefits from its proximity to downtown Houston, Rice University and the Texas Medical Center, which should drive employment growth going forward. Additionally, the Midtown submarket has excellent transportation access with Interstate 45, Highway 59 and Highway 90 on its boundaries.

The following table represents an overview of our property in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
Midtown Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Shepherd Place	1	1983	119,576	99.0%	$2,226,331	$20.29

Total/Weighted Average	1		119,576	99.0%	$2,226,331	$20.29

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $25,150. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The Class “A” occupancy rate in Midtown decreased to 76.6% in the fourth quarter of 2009 from 87.5% in the fourth quarter of 2008 as large blocks of space were vacated. Because of the submarket’s small size, statistics are fairly volatile and, as a result, the occupancy rate could increase sharply should a large tenant enter the market. As of the fourth quarter of 2009, asking rents for Class “A” space surged 41.3% to $34.16. There were no buildings under construction due largely to a lack of available land. RCG believes this barrier to entry should benefit the Midtown submarket in the long-term. RCG believes that a central location and proximity to centers of healthcare employment will drive demand for space in Midtown during Houston’s economic recovery. RCG expects tight market conditions to lead to a significant rent increase in the latter part of the forecast, when job growth is forecast to accelerate.

Midtown Class “A” Office Fundamentals	Midtown Class “A” Office Fundamentals

Source: RCG	Source: RCG

Phoenix Metropolitan Area

We own two properties in the Phoenix Central Business District, or Phoenix CBD. As of the fourth quarter of 2009, the average asking rent for Class “A” space in this submarket was $27.39 per square foot versus our average in-place rent of $19.50 per square foot. As of the fourth quarter of 2009, the average occupancy of Class “A” space in this submarket was 85.4%, compared to our current occupancy of 73.6%.

		Percent Leased		Rents
	Our Portfolio		Class “A”	Our Portfolio	Class “A”
	Rentable Square		Submarket	Average In-Place	Submarket
Phoenix Submarkets	Feet(1)	Our Portfolio(2)	Average	Rents(3)	Average

Phoenix CBD	697,246	73.6%	85.4%	$19.50	$27.39

Total/Weighted Average	697,246	73.6%	85.4%	$19.50	$27.39

(1)	Based on BOMA 1996 remeasurement.

(2)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(3)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

Phoenix CBD Submarket

The downtown Phoenix office market has been overshadowed in recent years by premier suburban markets like Scottsdale and Camelback Corridor. However, investment in light rail lines and a central station, coupled with ongoing redevelopment efforts, are reestablishing Phoenix’s downtown core as the area’s center of commerce. Additionally, the Phoenix CBD submarket has greater barriers to entry and did not experience the building boom of the suburban market. However, two buildings are under construction in downtown Phoenix that will cumulatively bring more than one million square feet to market in 2010. This new supply poses risks, the greatest risk being to the Phoenix CBD office market in the near term; however, RCG believes that accelerating job growth should allow a brisk recovery in the latter part of the forecast period.

The following table presents an overview of our properties in this submarket:

						Annualized Rent
	Number of		Rentable	Percent	Annualized	Per Leased
Phoenix CBD Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Younan Central Plaza	5	1980	405,693	81.8%	$6,496,431	$21.20
Meridian Bank Tower(6)	1	1958	291,553	62.1	2,811,635	16.46

Total/Weighted Average	6		697,246	73.6%	$9,308,066	$19.50

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $47,235. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

(6)	Subject to ground lease expiring in 2062 with a 99-year extension right exercisable at our option.

The downtown Phoenix office market weakened during 2009. As depicted in the charts below, as of the fourth quarter of 2009, the occupancy rate for Class “A” office space in the Phoenix CBD submarket had declined to 85.4% from 88.3% at year-end 2008. Over the same period, and occupancy for all classes of office real estate had declined to 82.0% from 86.6% at year-end 2008. During this time, Class “A” asking rents declined by 5.4% after increasing by 4.2% in 2008. RCG predicts that the occupancy rate will fall through 2010 while asking rents decline further. RCG predicts a recovering economy will drive improvement in downtown office fundamentals from 2011 to 2014, when the occupancy rate for all classes should exceed 82% and annual rent growth should surpass 3.0%. RCG predicts growth in the technology, life sciences and renewable energy industries, in particular, should fuel this improvement.

Phoenix Class “A” CBD Office Fundamentals	Phoenix CBD Class “A” Office Fundamentals

Source: RCG	Source: RCG

Los Angeles Metropolitan Area

In the Los Angeles metropolitan area, we will own a total of two properties in the LA North/San Fernando Valley submarket. As of the fourth quarter of 2009, the average Class “A” asking rent in this submarket was $30.58 per square foot, as compared to our average in-place rent of $29.54 per square foot. As of the fourth quarter, the average occupancy of Class “A” space in this submarket was 80.3% as compared to our current occupancy of 86.3%.

		Percent Leased		Rents
	Our Portfolio		Class “A”	Our Portfolio	Class “A”
	Rentable	Our	Submarket	Average In-Place	Submarket
Los Angeles Submarkets	Square Feet(1)	Portfolio(2)	Average	Rents(3)	Average

LA North/San Fernando Valley	127,134	86.3%	80.3%	$29.54	$30.58

Total/Weighted Average	127,134	86.3%	80.3%	$29.54	$30.58

(1)	Based on BOMA 1996 remeasurement.

(2)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(3)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

LA North/San Fernando Valley

The LA North/San Fernando Valley submarket is located northwest of downtown Los Angeles. As of the fourth quarter of 2009, this submarket contained 398 buildings comprising more than 30 million square feet of office space. Class “A” space accounts for 18.8 million square feet. Cities within the submarket include Woodland Hills, Encino, Sherman Oaks and Westlake Village. Key industries driving the demand for space include aerospace, biotech, professional and business services, entertainment, health services, manufacturing, and wholesale trade.

The following table presents an overview of our properties in this submarket:

						Annualized Rent
LA North/San Fernando Valley	Number of		Rentable	Percent	Annualized	Per Leased
Properties	Buildings(1)	Year Built	Square Feet(2)	Leased(3)	Rent(4)	Square Foot(5)

Younan Corporate Center	1	1998	62,356	88.1%	$1,670,579	$31.16
Younan Corporate Plaza	1	1981	64,778	84.5	1,421,475	27.85

Total/Weighted Average	2		127,134	86.3%	$3,092,054	$29.54

(1)	Excludes parking structures to the extent they do not contain retail space.

(2)	Based on BOMA 1996 remeasurement.

(3)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(4)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed as of June 30, 2010 for the 12 months ending June 30, 2011 were $23,931. Annualized rent from triple net or modified gross leases is converted to full service gross basis by adding billed expense reimbursements to base rent.

(5)	Represents annualized rent divided by leased square feet, excluding leases signed but not commenced as of June 30, 2010.

The LA North / San Fernando Valley overall office market occupancy rate was 81.5% as of the fourth quarter of 2009. The Class “A” occupancy rate was 80.3%. RCG believes a lack of construction between 2010 and 2012 should benefit the market in the mid- to long-term, supporting an increase in occupancy into 2013 and beyond. Following a drop in average lease rates through 2010, RCG forecasts a return to positive annual rent growth by 2012 through 2014 as the demand for office space rebounds.

LA North/San Fernando Valley	LA North/San Fernando Valley
Class “A” Office Fundamentals	Class “A” Office Fundamentals

Source: RCG	Source: RCG

Description of Initial Portfolio

We are presenting additional data below for each property that comprised 10% or more of our total consolidated assets as of December 31, 2009 or that had gross revenues that amounted to 10% or more of our consolidated gross revenues for the year ended December 31, 2009.

Thanksgiving Tower

Thanksgiving Tower is a Class “A,” 50-story, 1,410,355 square foot skyscraper office tower built in 1982. Located in the Central Business District of Dallas-Fort Worth, Thanksgiving Tower features a reflective black glass exterior and saw tooth angles. Parking is provided by a six-level subterranean garage, which includes retail space and direct access to the Dallas Underground Tunnel System. As of June 30, 2010, Thanksgiving Tower had 49 tenants.

We acquired Thanksgiving Tower in February 2007 for $107.0 million from an institutional owner in an off-market transaction. We acquired the property with significant vacancy and expected several existing tenants to depart upon lease expiration. We underwrote the property as 51.3% leased, after adjusting for expected vacating tenants, versus an average occupancy rate of 77.5% for the submarket. The average in-place rental rate was $18.67 per square foot, versus $20.96 per square foot for the submarket.

Upon acquisition we implemented a plan to rapidly stabilize property cash flow by controlling property expenses through more effective management of operating systems. During our underwriting we discovered that electricity consumption was in excess of what we would have expected for a building of Thanksgiving Tower’s size. In our assessment, this was primarily due to the complexity and inefficiency of the open thermal storage system used to heat and cool the building. We implemented an alternative process to remove the heating stage from the open system and instead used boilers to provide heat. This process change resulted in significant efficiency gains and electricity savings. On an annualized basis, utility costs declined 16.7% versus the previous owner during our first year of ownership. Further, we cut engineering staff and relied more on our remaining in-house engineers, as opposed to more costly outside service providers. This contributed to a 45.4% decrease in annualized general, administrative and payroll expense and a 32.1% decrease in service contract costs during our first year of ownership versus the prior owner. Finally, repair and maintenance costs declined 62.3% during the same period, primarily as a result of simplifying the heat transfer process in the building.

As of June 30, 2010, Thanksgiving Tower was 55.8% leased, representing a 5.1 percentage point increase since acquisition. This increase was accomplished during difficult market conditions, and during a period in which submarket occupancy remained flat (77.5% at acquisition versus 77.4% at December 31, 2009). We also increased in-place rental rates by 6.7% from $18.67 per square foot at acquisition to $19.92 per square foot at June 30, 2010, while submarket rents remained nearly flat ($20.96 per square foot at acquisition versus $21.12 per square foot at December 31, 2009). The next phase of our strategy for this asset will focus on leasing up the property to drive increased occupancy and rental revenue.

The following table summarizes information regarding the primary tenants of Thanksgiving Tower as of June 30, 2010:

								Annualized
				Date of	Total	Percentage		Rent Per	Percentage of
	Principal			Early	Leased	of Property		Leased	Property
	Nature of	Lease	Renewal	Termination	Square	Rentable	Annualized	Square	Annualized
Tenant	Business	Expiration	Options	Option	Feet	Square Feet	Rent(1)	Foot(2)	Rent

Gardere Wynne Sewell LLP	Law Firm	2017	None		207,495	14.7%	$4,202,031	$20.25	27.9%
XTO Energy, Inc.	Oil & Gas Extraction	2014	None		36,095	2.6	1,126,659	31.21	7.5
Petro-Hunt, L.L.C.	Oil & Gas Extraction	2014	1x10yrs		54,704	3.9	1,037,963	18.97	6.9
Galatyn Park Corporation	Building Construction	2014	1x10yrs		52,489	3.7	1,027,491	19.58	6.8
Netherlands, Sewell & Associates, Inc.	Oil & Gas Extraction	2014	1x10yrs		49,954	3.5	961,287	19.24	6.4
Kane Russell Coleman & Logan, P.C.	Law Firm	2019	1x5yrs		48,341	3.4	812,415	16.81	5.4
Looper, Reed & McGraw	Law Firm	2015	1x5yrs	2011	58,309	4.1	775,671	13.30	5.2
Tower Club of Dallas, Inc.	Food Services	2018	2x5yrs		28,512	2.0	752,940	26.41	5.0
Capital Institutional Services, Inc.	Institutional Investors	2016	1x5yrs		27,609	2.0	598,843	21.69	4.0
Unity Hunt, Inc	Management of Companies and Enterprises	2016	1x10yrs		28,431	2.0	555,839	19.55	3.7

Total/Weighted Average:					591,939	42.0%	$11,851,139	$20.02	78.8%

(1)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $132,359. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent.

(2)	Represents annualized rent divided by leased square feet.

The following table sets forth the lease expirations for leases in place at Thanksgiving Tower as of June 30, 2010, plus available space, for each of the ten full and partial calendar years beginning June 30, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of June 30, 2010, the weighted average remaining lease term for this property was 5.22 years.

							Annualized
			Percentage		Percentage		Rent Per
	Number		of		of	Annualized	Leased
	of	Rentable	Property		Property	Rent Per	Square Foot
	Leases	Square	Rentable	Annualized	Annualized	Leased	at
Year of Lease Expiration	Expiring	Feet	Square Feet	Rent(1)	Rent	Square Foot(2)	Expiration(3)

2010	11	22,444	1.6%	$573,766	3.8%	$25.56	$26.40
2011	9	31,163	2.2	595,882	4.0	19.12	19.96
2012	8	43,981	3.1	800,210	5.3	18.19	18.22
2013	5	16,850	1.2	339,731	2.3	20.16	21.08
2014	8	204,348	14.5	4,371,367	29.1	21.39	20.66
2015	3	60,259	4.3	814,214	5.4	13.51	13.39
2016	2	56,040	4.0	1,154,682	7.7	20.60	20.60
2017	3	243,409	17.3	4,828,963	32.1	19.84	17.70
2018	1	28,512	2.0	752,940	5.0	26.41	26.41
2019	1	48,341	3.4	812,416	5.4	16.81	16.81
Thereafter	—	—	—	—	—	—	—
Signed Leases not commenced	—	—	—	—	—	—	—
BOMA Adjustment	—	29,007	2.1	—	—	—
Building Management Use	—	3,090	0.2	—	—	—	—
Available	—	622,911	44.2	—	—	—	—

Total/Weighted Average:	51	1,410,355	100.0%	$15,044,171	100.0%	$19.92	$19.10

(1)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $132,359. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent.

(2)	Represents annualized rent divided by leased square feet.

(3)	Represents annualized rent at expiration divided by leased square feet.

The following table sets forth the percentage leased, average annualized rent per leased square foot and annualized net effective rent per leased square foot for Thanksgiving Tower as of the dates indicated below:

			Annualized	Annualized Net
			Rent per	Effective Rent
			Leased	per Leased
	Percent	Adjusted Percent	Square	Square
Date	Leased(1)	Leased(2)	Foot(3)	Foot(4)

June 30, 2010	55.8%	55.8%	$19.92	$20.12
December 31, 2009	55.6	55.6	19.85	19.86
December 31, 2008	55.6	55.6	18.30	18.50
December 31, 2007	56.9	51.5	18.58	18.99

(1)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Treats as vacant 83,650 leased square feet attributable to expected vacating tenants underwritten at the time of property acquisition.

(3)	Represents annualized rent divided by leased square feet.

(4)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of June 30, 2010, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions (any non-gross leases have been grossed-up to make them equivalent to full-service gross leases), divided by (ii) the net rentable square footage under lease as of the same date.

Other than normally recurring capital expenditures, we have no plans with respect to the renovation, improvement or redevelopment of Thanksgiving Tower.

Upon completion of this offering and the formation transactions, Thanksgiving Tower will be encumbered with mortgage debt. For more information regarding the mortgage debt encumbering

Thanksgiving Tower, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Consolidated Indebtedness to be Outstanding After this Offering.”

The current real estate tax rate for Thanksgiving Tower is $27.4 per $1,000 of assessed value. The total annual tax for Thanksgiving Tower at this rate for the 2009 tax year is $2,082,746 (at a taxable assessed value of $76,000,000). There were no direct assessments imposed on Thanksgiving Tower for the 2009 tax year.

Younan North LaSalle

Younan North LaSalle is a Class “A,” 30-story, 645,170 square foot high-rise office tower built in 1984. It is located in the Central Loop (CBD) submarket of Chicago, and is adjacent to government buildings such as City Hall and the Daley Center. The building recently underwent a significant renovation that included the front entrance, main lobby, elevator cabs and common area corridors. Its distinct architectural saw-tooth floor plate design allows professional firms multiple corner offices per floor. As of June 30, 2010, Younan North LaSalle had 43 tenants.

We acquired Younan North LaSalle in November 2006 for $108.8 million. At the time we underwrote the acquisition, we expected several tenants to vacate the property. We underwrote the property as 79.4% leased, after adjusting for known vacating tenants, versus an average submarket occupancy of 89.9%. The average in-place rental rate was $30.03 per square foot compared to the submarket average rental rate of $32.12 per square foot. We formulated a strategy for the asset that included aggressive lease-up and stringent expense management.

Immediately after acquiring the property, we began executing our marketing plan for the unoccupied space. As a result of our efforts, the building was 86.8% leased by June 30, 2010, which is in line with the average submarket occupancy of 89.5%. We also grew the in-place rental rate to $31.80 per square foot, relative to the submarket average rental rate of $37.08 per square foot. Due to the increases in occupancy and rental rate, base rental income increased at a 6.3% compound annual growth rate in just over three years of ownership.

We have actively managed property expenses at this asset. Some of the expense savings initiatives included upgrading our automated energy management system to reduce unnecessary heating and cooling, reducing staff made redundant as a result of this system upgrade, and renegotiating certain union labor contract terms. As a result of these efforts, we grew net operating income at Younan North LaSalle at a compound annual growth rate of 11.6% in just over three years of ownership.

The following table summarizes information regarding the primary tenants of Younan North LaSalle as of June 30, 2010:

								Annualized
				Date of	Total	Percentage		Rent Per	Percentage of
	Principal			Early	Leased	of Property		Leased	Property
	Nature of	Lease	Renewal	Termination	Square	Rentable	Annualized	Square	Annualized
Tenant	Business	Expiration	Options	Option	Feet	Square Feet	Rent(1)	Foot(2)	Rent

CareerBuilder, LLC	Employment Agency	2019	2x5yrs	2015	155,350	24.1%	$4,706,933	$30.30	27.0%
Travelers Indemnity Company	Insurance & Other Related Business	2011	2x5yrs		97,116	15.1	2,987,418	30.76	17.2
Broadwing Financial Services, Inc	Computers / IT Services	2018	2x5yrs		43,611	6.8	1,263,327	28.97	7.3
Interpark Holdings Inc	Parking Facilities	2014	2x5yrs		33,396	5.2	1,073,348	32.14	6.2
Littler Mendelson, PC(3)	Law Firm	2012	None	2010	29,878	4.6	1,025,123	34.31	5.9
Schiller, Du Canto & Fleck	Law Firm	2021	1x5yrs		23,278	3.6	815,196	35.02	4.7
TIAA — CREF	Insurance	2014	None		20,159	3.1	655,571	32.52	3.8
McCorkle Court Reporters, Inc	Court Reporters	2012	1x5yrs		15,872	2.5	527,956	33.26	3.0
Bryce Downey, LLC	Law Firm	2010	1x5yrs	2011	14,627	2.3	463,542	31.69	2.7
Allstate Insurance Company	Insurance & Other Related Business	2013	1x5yrs		13,929	2.2	458,264	32.90	2.6

Total/Weighted Average:					447,216	69.3%	$13,976,678	$31.25	80.3%

(1)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $76,351. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent.

(2)	Represents annualized rent divided by leased square feet.

(3)	In August 2009, Littler Mendelson, PC gave notice of its intent to terminate its lease. We expect this tenant to vacate its space by August 2010.

The following table sets forth the lease expirations for leases in place at Younan North LaSalle as of June 30, 2010, plus available space, for each of the ten full and partial calendar years beginning June 30, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of June 30, 2010, the weighted average remaining lease term for this property was 4.98 years.

			Percentage of				Annualized
		Square	Property		Percentage of	Annualized	Rent Per
	Number of	Footage of	Rentable		Property	Rent Per	Leased
	Leases	Expiring	Square	Annualized	Annualized	Leased Square	Square Foot at
Year of Lease Expiration	Expiring	Leases	Feet	Rent(1)	Rent	Foot(2)	Expiration(3)

2010	9	45,829	7.1%	$1,487,900	8.5%	$32.47	$29.08
2011	6	109,841	17.0	3,405,572	19.6	31.00	31.00
2012	6	32,831	5.1	1,057,099	6.1	32.20	32.30
2013	6	23,732	3.7	749,207	4.3	31.57	31.57
2014	5	68,914	10.7	2,353,044	13.5	34.14	34.82
2015	3	9,597	1.5	377,904	2.2	39.38	39.38
2016	1	1,508	0.2	109,360	0.6	72.52	72.52
2017	3	15,145	2.3	557,063	3.2	36.78	30.92
2018	1	43,611	6.8	1,263,327	7.3	28.97	28.97
2019	2	158,564	24.6	4,772,820	27.4	30.10	30.10
Thereafter	2	37,905	5.8	1,278,737	7.3	33.74	35.02
Singed Leases not commenced	—	—	—	—	—	—	—
BOMA Adjustment	—	8,980	1.4	—	—	—	—
Building Management Use	—	3,711	0.6	—	—	—	—
Available	—	85,002	13.2	—	—	—	—

Total/Weighted Average:	44	645,170	100.0%	$17,412,033	100.0%	$31.80	$31.54

(1)	Represents annualized monthly cash rent under commenced leases as of June 30, 2010. This amount reflects total cash rent before abatements. Abatements committed to as of June 30, 2010 for the 12 months ending June 30, 2011 were $76,351. Annualized rent from triple net or modified gross leases has been converted to a full service gross basis by adding billed expense reimbursements to base rent.

(2)	Represents annualized rent divided by leased square feet.

(3)	Represents annualized rent at expiration divided by leased square feet.

The following table sets forth the percentage leased, average annualized rent per leased square foot and annualized net effective rent per leased square foot for Younan North LaSalle as of the dates indicated below:

			Annualized Rent	Annualized Net
			per Leased	Effective Rent
	Percent	Adjusted Percent	Square	per Leased
Date	Leased(1)	Leased(2)	Foot(3)	Square Foot(4)

June 30, 2010	86.8%	86.8%	$31.80	$32.02
December 31, 2009	91.0	91.0	31.45	31.00
December 31, 2008	93.2	93.2	25.51	25.67
December 31, 2007	82.5	82.0	29.93	29.91

(1)	Based on leases signed as of June 30, 2010 and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Treats as vacant 67,007 leased square feet attributable to expected vacating tenants underwritten at the time of property acquisition.

(3)	Represents annualized rent divided by leased square feet.

(4)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of June 30, 2010, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions (any non-gross leases have been grossed-up to make them equivalent to full-service gross leases), divided by (ii) the net rentable square footage under lease as of the same date.

Other than normally recurring capital expenditures, we have no plans with respect to the renovation, improvement or redevelopment of Younan North LaSalle.

Upon completion of this offering and the formation transactions, Younan North LaSalle will not be encumbered with mortgage debt; however, it may be included in the portfolio of properties securing the $150 million secured revolving credit facility or the $190 million secured term loan credit facility.

The current real estate tax rate for Younan North LaSalle is $54.50 per $1,000 of assessed value. The total annual tax for Younan North LaSalle at this rate for the 2008 tax year is $3,626,218 (at a taxable assessed value of $66,522,971). There were no direct assessments imposed on Thanksgiving Tower for the 2008 tax year.

Depreciation

The following table sets forth for each property that comprised 10% or more of our total consolidated assets as of December 31, 2009 or that had gross revenues that amounted to 10% or more of our consolidated gross revenues for the year end December 31, 2009 and component thereof upon which depreciation is taken, the (i) federal tax basis upon completion of this offering and the formation transactions, (ii) depreciation rate, (iii) method, and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

Property	Federal Tax Basis	Depreciation Rate	Method(1)	Life Claimed(2)

Thanksgiving Tower	$104,696,499	2.56% / 6.67%	Straightline	39 / 15 years
Younan North LaSalle	$103,986,696	2.56% / 6.67%	Straightline	39 / 15 years

(1)	Unless otherwise noted, depreciation method and life claimed for each property and component thereof is determined by reference to the IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.

(2)	The first time period reflects the life over which depreciation is claimed for the building and the second time period reflects the life over which depreciation is claimed for the building related improvements, such as plant and equipment.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the existing properties has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are “public accommodations” as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our portfolio in the aggregate substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and we are aware that some particular properties may currently be in non-compliance with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Environmental laws regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under various of these laws, an owner or operator of real estate is or may be liable for costs related to soil or groundwater contamination on, in, or migrating to or from its property. In addition, persons who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of cleaning up contamination at the disposal site. Such laws often impose liability regardless of whether the person knew of, or was responsible for, the presence of the hazardous or toxic substances that caused the contamination, and the liability may be joint and several. The presence of, or contamination resulting from, any of these substances, or the failure to properly remediate them, may adversely affect our ability to sell or rent our property or to borrow using such property as collateral. In addition, persons exposed to hazardous or toxic substances may sue for personal injury damages. For example, some laws impose liability for release or exposure to asbestos or asbestos-containing building materials, a substance known to be present in a number of our buildings. In other cases, some of our properties have been (or may have been) affected by contamination from past operations or from off-site sources. As a result, in connection with our current or former ownership, operation, management and development of real properties, we may be potentially liable for investigation and cleanup costs, penalties, and damages under environmental laws.

Independent environmental consultants conducted a Phase I or similar environmental site assessment on most of our properties at the time of their acquisition or in connection with subsequent financings. Such Phase Is or similar environmental site assessments are limited in scope and may not include or identify all potential environmental liabilities or risks associated with the relevant properties. We have not obtained and do not intend to obtain new or updated Phase Is or similar environmental site assessments in connection with this offering and the formation transactions. Unless required by applicable laws or regulations, we may not further investigate, remedy or ameliorate the liabilities disclosed in the existing Phase I or similar environmental site assessments. See “Risk Factors — Risk Related to Our Business and Operations — Existing conditions at some of our properties may expose us to liability related to environmental matters.”

Insurance

We carry comprehensive liability, fire, extended coverage, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket insurance policy. We believe the policy specifications and insured limits are appropriate and adequate for our properties given the relative risk of loss, the cost of the coverage and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We do not carry insurance for certain losses, including, but not limited to, losses caused by riots or war. Some of our policies, like those covering losses due to terrorism, earthquakes and floods, are insured subject to limitations involving substantial self insurance portions and significant deductibles and co-payments for such events. In addition, two of our properties are located in California, an area subject to an increased risk of earthquakes. While we presently carry earthquake insurance on our properties, we do not carry earthquake insurance on our two properties located in Los Angeles, California, and in any event, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes. We may reduce or discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. Also, if destroyed, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. We have not obtained and do not intend to obtain new or additional title insurance in connection with this offering and the formation transactions, including any so-called date down endorsements or other modifications to our existing title insurance polices. See “Risk Factors — Risks Related to Our Business and Operations — Potential losses may not be covered by insurance.”

Competition

We compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. In that case, our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay dividends to you may be adversely affected.

Employees

As of June 30, 2010, we had 119 employees. We believe that our relationships with our employees are good. None of these employees are represented by a labor union.

Principal Executive Offices

Our headquarters is located at 5959 Topanga Canyon Boulevard, Suite 200, Woodland Hills, California 91367. We believe that our current facilities are adequate for our present and future operations, although we may add regional offices or relocate our headquarters, depending upon our future development projects.

Legal Proceedings

In the ordinary course of our business we are frequently party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Management

Our Directors, Director Nominees and Executive Officers

Upon completion of this offering, we anticipate that our board of directors will consist of seven members, including a majority of directors who are “independent directors” within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” We expect the first annual meeting of our stockholders after this offering will be held in 2011. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors and executive officers upon completion of this offering:

Name	Age	Position

Zaya S. Younan*	47	Chairman, Chief Executive Officer and President
Robert Peddicord	48	Chief Operating Officer
Andres R. Gavinet*	41	Chief Financial Officer
Adam I. Knowlton*	45	Senior Vice President and General Counsel
John R. Cook*	56	Regional Vice President, Leasing and Operations
Joy DeBacker*	50	Regional Vice President, Leasing and Operations
Brian Hennessey	54	Vice President, Leasing
Wallace Smith	65	Vice President, Facilities and Engineering
Glenn L. Carpenter†	67	Director Nominee
Robert M. La Forgia†	51	Director Nominee
Edward K. Aldag, Jr.†	46	Director Nominee
Michael J. O’Hanlon†	59	Director Nominee
Robert L. Corey†	68	Director Nominee
Devi P. Katragadda†	55	Director Nominee

*	Denotes our predecessor company’s 2009 named executive officers.
†	Independent within the meaning of the NYSE listing standards. It is expected that this individual will become a director immediately upon completion of this offering.

Biographical Summaries of Directors Nominees, Executive Officers and Certain Other Senior Officers

The following is a biographical summary of the experience of our directors, executive officers and certain other senior officers.

Zaya S. Younan.  Mr. Younan will serve as our Chief Executive Officer, President and Chairman of our board of directors. Prior to the founding of Younan Properties, Inc. in early 2002, Mr. Younan had significant executive management experience, including with publicly traded Fortune 500 companies, such as General Motors, Johnson Controls and TRW among others in the United States, Asia and Europe. Mr. Younan has experience in the areas of turnaround management, continuous improvement practices, strategic planning, finance, marketing, leasing, engineering, acquisitions and operations, and has successfully leveraged this experience to the commercial real estate industry over the past 12 years. Mr. Younan has directed the growth of our predecessor company to hold the largest Class “A” office portfolio in Dallas-Fort Worth and among the largest in Houston. Mr. Younan is a member of the executive committee of the board of directors of the Lusk Center for Real Estate at the University of Southern California. He is also a member of the board of directors of the Smithsonian Institute’s Frontiers of Flight Museum in Dallas, Texas and a member of the board of advisors of Oaks Christian School in Westlake Village, California. Mr. Younan received his Bachelor of Science degree in mechanical engineering from the University of Illinois. Our board of directors determined that Mr. Younan should serve as a director based on his extensive knowledge of our company and his experience in the real estate industry.

Robert Peddicord.  Mr. Peddicord will serve as our Chief Operating Officer. Mr. Peddicord brings to his role more than 22 years of experience in commercial real estate leasing and operational management. From 2001 to 2008, Mr. Peddicord served in several executive positions at Arden Realty, Inc., most recently as chief operating officer. During his tenure at Arden, he was responsible for over 150 employees that conducted the day-to-day operations of the portfolio, created and organized the in-house leasing program and was responsible for various acquisition and disposition of assets. Mr. Peddicord serves as the chairman of the board of Calvary Christian School in Pacific Palisades, California, and is a member of the development committee for the board of directors of Oaks Christian School in Westlake Village, California. Mr. Peddicord earned his Bachelor of Arts degree from the University of California, Los Angeles.

Andres R. Gavinet.  Mr. Gavinet will serve as our Chief Financial Officer. Mr. Gavinet has over 16 years of experience in commercial real estate, accounting and finance. From 2006 to 2008, prior to joining our predecessor company in 2008, Mr. Gavinet was executive vice president-finance with Douglas Emmett, Inc., responsible for all internal financial operations and was a member of the executive team that completed the company’s initial public offering. From 1999 to 2006, Mr. Gavinet was a senior executive of Arden Realty, Inc., where he advanced from corporate controller to chief financial officer. His responsibilities at Arden included all aspects of financial reporting, treasury, accounting and tax functions. From 1998 to 1999, Mr. Gavinet served as manager of financial reporting for Westfield America, Inc. Mr. Gavinet began his professional career in 1993 with Ernst & Young, LLP, where he was a senior auditor serving private and publicly traded companies. Mr. Gavinet earned his Bachelor of Science degree in Accounting from California State University, Northridge, and is a licensed certified public accountant in the state of California.

Adam I. Knowlton.  Mr. Knowlton will serve as our Senior Vice President and General Counsel, bringing over a decade of legal experience. Prior to joining our predecessor company in 2007, Mr. Knowlton was a partner with the law firm of Freeman, Freeman & Smiley in Los Angeles where he was a real estate transactional attorney advising institutional investors, property owners, developers and lenders in all aspects of acquisitions, dispositions and leasing and development projects. From 1997 to 1999, he practiced as a litigator for the law firm of McDermott, Will & Emery in Los Angeles representing clients in complex business litigation matters. Mr. Knowlton earned his Bachelor of Arts degree from Williams College and a Juris Doctor with distinction from McGeorge School of Law.

Joy DeBacker.  Ms. DeBacker will serve as our Regional Vice President, Leasing and Operations bringing more than 20 years of experience in general business and the commercial real estate industry to our company. Prior to joining our predecessor company in 2006, Ms. DeBacker served as first vice president of property management for CIM Group, Inc. From 2001 to 2004, she held the position of vice president/general manager with Kastle Systems, overseeing the sales and operations of the western region. From 1999 to 2001, she was with ARAMARK Campus Services and served as its regional vice president. From 1989 to 1999, Ms. DeBacker served as vice president/regional manager for Jones Lang LaSalle, where she oversaw management and leasing of commercial properties. Ms. DeBacker earned her Bachelor of Science degree from the University of Kansas and a Master of Science degree from Northwestern University.

John R. Cook.  Mr. Cook will serve as our Regional Vice President, Leasing and Operations, bringing over 20 years of experience in all phases of commercial real estate asset management to his position. Prior to joining our predecessor company in 2007, Mr. Cook was executive vice president of Regis Realty I, LLC, where he was responsible for overseeing a real estate portfolio. Mr. Cook earned his Bachelor of Arts degree from the University of Texas at Dallas and is a licensed certified public accountant in the state of Texas.

Brian Hennessey.  Mr. Hennessey will serve as our Vice President, Leasing. Mr. Hennessey brings more than 25 years of commercial real estate experience and national leasing expertise to his role. Before rejoining our predecessor company, from 2008 to 2009, Mr. Hennessey was a commercial real estate broker with Lee & Associates. From 2006 to 2008, Mr. Hennessey served as president of Westridge Realty Partners, a southern California commercial real estate firm with assets in Texas. From 2003 to 2006, Mr. Hennessey served as senior vice president of our predecessor company where he oversaw acquisitions and dispositions. Previously, Mr. Hennessey was vice president for the Office Services Group of Grubb & Ellis Company. Mr. Hennessey received his certificate in real estate marketing from University of California, Los Angeles.

Wallace Smith. Mr. Smith will serve as our Vice President, Facilities and Engineering. Mr. Smith brings more than 38 years of facilities management, construction, project management, engineering and institutional asset management in the commercial real estate industry. From 1987 to 2005, Mr. Smith served in various positions at Lincoln Property Company, including as senior vice president of engineering and national operations. Mr. Smith managed several ground-up constructions of high-rise office buildings, including Lincoln Centre in Minneapolis, Minnesota and 311 South Wacker in Chicago, Illinois. Prior to his positions at Lincoln Property Company, Mr. Smith served in several positions overseeing engineering and facilities management with Hines. In addition, he is the author of numerous articles which have been published in various trade magazines including District Heating and Cooling and American Society of Heating, Refrigerating and Air-Conditioning Engineers.

Glenn L. Carpenter. Mr. Carpenter will serve as a member of our board of directors. Mr. Carpenter has nearly 40 years of experience in the real estate industry. In 2001, Mr. Carpenter founded FountainGlen Properties, L.P. and served as its president, chief executive officer and chairman until 2009. In 1994, Mr. Carpenter founded Pacific Gulf Properties, Inc., a REIT, and served as its president, chief executive officer and chairman until 2001. From 1970 to 1994, Mr. Carpenter served in various senior executive roles, including as president and chief executive officer, at Santa Anita Realty Enterprises, Inc., a REIT. From 2007 to 2009, Mr. Carpenter also served as a director and member of the compensation committee of Grubb & Ellis Company, a publicly-traded real estate company. Mr. Carpenter received his Bachelor of Science degree from California State University, Long Beach. Our board of directors determined that Mr. Carpenter should serve as a director based on his experience as an executive and board member of publicly-traded REITs and his experience in the real estate industry.

Robert M. La Forgia. Mr. La Forgia will serve as a member of our board of directors. Mr. La Forgia has nearly 30 years of experience in the real estate and hospitality industries. Mr. La Forgia has held a number of leadership and executive positions throughout his 26-year tenure with Hilton Hotels Corporation, a global lodging company, most recently as executive vice president, chief financial officer and chief accounting officer, a position he held from January 2006 to February 2008. From May 2004 to December 2005, Mr. La Forgia served as senior vice president, chief financial officer and chief accounting officer of Hilton. In these positions, Mr. La Forgia was responsible for the global finance activities of Hilton. As CFO, Mr. La Forgia chaired Hilton’s finance committee, an internal management committee responsible for reviewing and approving capital deployment and financing transactions, and presenting such transactions to the board of directors for approval. From 1996 to 2004 Mr. La Forgia served as senior vice president and controller and chief accounting officer of Hilton. Mr. La Forgia joined Hilton in 1981. Currently, Mr. La Forgia is founder and principal of Apertor Hospitality, a national asset management and advisory servicing firm specializing in the hospitality and gaming industries, which Mr. La Forgia founded in August 2009. Mr. La Forgia is also affiliated with The Atalon Group, a boutique turnaround management and advisory firm specializing in troubled real estate situations since March 2008. Mr. La Forgia will serve as a director, audit committee chairman and member of the nominating and corporate governance committee of Clearview Hotel Trust, Inc., which currently has a registration statement on Form S-11 on file with the SEC. Mr. La Forgia received his Bachelor of Science degree from Providence College, where he graduated summa cum laude, and his Master of Business Administration from University of California Los Angeles Anderson School of Management. Our board of directors determined that Mr. La Forgia should serve as a director based on his expertise with publicly held companies and the capital markets, as well as his accounting and financial background.

Edward K. Aldag, Jr. Mr. Aldag will serve as a member of our board of directors. Mr. Aldag has more than 20 years of experience in the real estate industry. Mr. Aldag founded Medical Properties Trust, Inc. in 2003 and currently serves as its chairman, chief executive officer and president. From 2005 to 2008, Mr. Aldag also served on the investment committee of Medical Properties Trust Inc.’s board of directors. Prior to founding Medical Properties Trust, Inc., from 1986 to 2001, Mr. Aldag served in various senior executive roles at Guilford Capital Corporation, a property and asset manager. Mr. Aldag received his Bachelor of Science degree from the University of Alabama. Our board of directors determined that Mr. Aldag should serve as a director based on his experience as an executive and board member of a NYSE listed REIT and his experience in the real estate industry.

Michael J. O’Hanlon. Mr. O’Hanlon will serve as a member of our board of directors. Mr. O’Hanlon has more than 30 years of real estate industry experience in areas such as asset and property management, loan restructuring, real estate development and real estate brokerage. He most recently served as chief executive officer and president of Inland Western Retail Real Estate Trust, Inc., from 2005 to 2009, a REIT. From 2002 to 2004, Mr. O’Hanlon served as executive vice president and regional managing director of Grubb and Ellis Company in Chicago, where he supervised the business in the Midwest region. Prior to that position, from 1999 to 2002, Mr. O’Hanlon served as executive director and senior managing director at Insignia/ESG where he was responsible for the Dallas, Texas region. From 1995 to 1999, Mr. O’Hanlon served as senior managing director at Cushman & Wakefield in Chicago, Illinois, where he was responsible for the Midwest region. Mr. O’Hanlon also served as senior vice president and head of asset management for the Balcor Company, a real estate equity fund from 1992 to 1994. Prior to 1992, Mr. O’Hanlon held various positions in different banking institutions and an accounting firm. Mr. O’Hanlon also currently serves as the chairman of the City of Lake Forest CBD Task Force. Mr. O’Hanlon received his Bachelor of Science degree from Fordham University and his Master of Business Administration from Columbia University Graduate School of Business. Our board of directors determined that Mr. O’Hanlon should serve as a director based on his experience in the real estate industry and his background in finance.

Robert L. Corey. Mr. Corey will serve as a member of our board of directors. Mr. Corey has more than 30 years of experience in senior corporate management positions, including 18 years as a chief executive officer, president, board member or chairman of various high-tech manufacturing and industrial companies. Prior to his retirement in 2004, Mr. Corey was the chief executive officer of RoboDesign International from 2003 until the sale of the company in 2004. From 2000 to 2001, Mr. Corey served as chief executive officer and director of Ascendent Telecommunications, Inc. Prior to this role, Mr. Corey served as chief executive officer and director of Novatel Wireless from 1998 to 2000. From 1996 to 1998, Mr. Corey served as chief executive officer, president and director of LOKRING Corporation, and ultimately led the sale of the company. Prior to his role at LOKRING Corporation, Mr. Corey held various positions in different companies in the high-tech industry. Mr. Corey received his Bachelor of Science degree from California State College at Fullerton and his Master of Business Administration from Pepperdine University. Our board of directors determined that Mr. Corey should serve as a director based on his capital markets expertise.

Devi P. Katragadda. Mr. Katragadda will serve as a member of our board of directors. Mr. Katragadda founded and has been the president of Seven Hills Group USA LLC since 2007, an equity investment group with holdings across diverse sectors. Mr. Katragadda has served on the board of directors of Quartics, Inc., a video processor semiconductor company since 2009. He also serves on the board of directors of [212]MEDIA, LLC, a New York City-based media and entertainment company. Mr. Katragadda has also been an investment professional focused on trading listed equities and options since 1998. Mr. Katragadda is the chairman and founder of the Katragadda Innovative Trust for Education, which develops corporate training centers for IT education throughout India. Mr. Katragadda earned his Bachelor of Science degree from Andhra University in India and a Master’s degree in petroleum engineering from the University of Southern California in Los Angeles and a Master’s degree in industrial and systems engineering from the University of Alabama. Our board of directors determined that Mr. Katragadda should serve as a director based on his experience as a professional investor in public companies and his understanding of the capital markets.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•	of the seven persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that six, or 85.7%, of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	our charter provides that, subject to certain limits, our board of directors is required to exempt a stockholder from the ownership limits in our charter if our board of directors determines that the stockholder’s ownership in excess of the ownership limits could not jeopardize our qualification as a REIT and certain other requirements are satisfied;

•	we have opted out of the control share acquisition and the business combination provisions of the MGCL, and our board of directors may not opt in to these provisions unless approved by the affirmative vote of a majority of the votes cast on the matter by our common stockholders; and

•	we have no stockholder rights plan, and, in the future, we will not adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we will submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

The audit committee will select, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management, and recommend to our board of directors whether the audited financial statements should be included in our Annual Reports on Form 10-K to be filed with the SEC. Upon completion of this offering, Robert La Forgia will be the chairperson of our audit committee and the other members of our audit committee will be Michael O’Hanlon and Glenn Carpenter.

Compensation Committee

The compensation committee will review and approve, on behalf of our board of directors, the annual salaries and other compensation of our executive officers and individual stock, stock option and other equity incentive grants. The compensation committee will also provide assistance and recommendations with respect to our compensation policies and practices and will assist with the administration of our compensation plans. Upon completion of this offering, Glenn Carpenter will be the chairperson of our compensation committee and the other members of our compensation committee will be Michael O’Hanlon and Robert Corey.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will assist our board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meeting of stockholders, evaluating the performance of our board of directors, developing and recommending to our board of directors corporate governance guidelines and providing oversight with respect to corporate governance and ethical conduct. In addition, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background in identifying nominees for directors. Upon completion of this offering, Edward Aldag will be the chairperson of our nominating and corporate governance committee and the other members of our compensation committee will be Robert La Forgia and Devi Katragadda.

Board Leadership Structure and Risk Oversight

Zaya Younan will serve as our Chairman, Chief Executive Officer and President. We currently do not have a lead independent director, but our board of directors may appoint one in the future.

Our audit committee is responsible for overseeing our risk management function. While the audit committee has the primary responsibility, we expect the entire board of directors to be actively involved in overseeing managements oversight of our risk management. We believe that the leadership structure of our board supports effective risk management oversight.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable standards, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers, directors or other principal financial officers may be made only by our Board of Directors or the appropriate committee of our board of directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Limitation of Liability and Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements provide that:

•	if a director or executive officer is or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a present or former director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of another enterprise that the director or executive officer served in such capacity at our request, we must indemnify such director or executive officer, and advance expenses actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or executive officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe his or her conduct was unlawful.

In addition, except as described below, our directors and executive officers will not be entitled to indemnification pursuant to the indemnification agreement:

•	if the proceeding was one brought by us or in our right and the director or executive officer is adjudged to be liable to us;

•	if the director or executive officer is adjudged to be liable on the basis that personal benefit was improperly received in a proceeding charging improper personal benefit to the director or executive officer; or

•	in any proceeding brought by the director or executive officer other than to enforce his or her rights under the indemnification agreement, and then only to the extent provided by the agreement, and except as may be expressly provided in our charter, our bylaws, a resolution of our board of directors or of our stockholders entitled to vote generally in the election of directors or an agreement approved by our board of directors.

Notwithstanding the limitations on indemnification described above, on application by a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if:

•	the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer (i) has met the standards of conduct set forth above or (ii) has been adjudged liable for receipt of an “improper personal benefit;” provided, however, that our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the officer or director shall have been adjudged liable for receipt of an improper personal benefit; or

•	the court determines the director or executive officer is entitled to indemnification as described in the following paragraph, in which case the director or executive officer shall be entitled to recover from us the expenses of securing such indemnification.

Notwithstanding, and without limiting, any other provisions of the indemnification agreements, if a director or executive officer is or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of another entity that the director or executive officer served in such capacity at our request, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

In addition, the indemnification agreements will require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including a requirement that such determination be made by independent counsel after a change of control of us.

Our charter permits us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party to the proceeding by reason of his service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to the proceeding by reason of his service in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement. See “Description of the Partnership Agreement of Younan Properties, L.P.”

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering and our formation transactions, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to the 12-month period after the completion of this offering (subject to potential extension or early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

Executive Compensation

Compensation Discussion and Analysis

This section discusses the principles underlying the policies and decisions with respect to the compensation of the executive officers of our predecessor company who are named in the “Summary Compensation Table,” and, where relevant, certain aspects of the compensation program that may be implemented by our company upon completion of this offering. The “named executive officers” of our predecessor company for 2009 include Zaya Younan, Chief Executive Officer and President; Andres R. Gavinet, Chief Financial Officer; Adam I. Knowlton, Senior Vice President and General Counsel; Joy DeBacker, Regional Vice President, Leasing and Operations and John R. Cook, Regional Vice President, Leasing and Operations.

Our board of directors and our compensation committee have not yet adopted compensation policies for our named executive officers, but intend to do so in the future in connection with the completion of this offering. We anticipate that our compensation policies will be established by our compensation committee based on factors such as the desire to retain our named executive officers’ services over the long-term, aligning their interests with those of our stockholders, incentivizing them over the near-, medium- and long-term, and rewarding them for exceptional performance, and such other factors as our compensation committee may consider in shaping its compensation philosophy.

In addition, our compensation committee may determine to make awards to new executive officers to help attract them to our company. We expect to pay base salaries and annual bonuses and make grants of awards under our equity incentive plan to certain of our named executive officers, effective upon completion of this offering. We anticipate that the initial awards under our equity incentive plan will be granted to provide performance and retention incentives to these individuals and to recognize such individuals’ efforts on our behalf in connection with our formation and this offering.

We expect that our compensation strategy will focus on providing a total compensation package that will not only attract and retain high-caliber executive officers and employees, but will also be utilized as a tool to align employee contributions with our corporate objectives and stockholder interests. We intend to provide a competitive total compensation package and will share our success with our named executive officers, as well as our other employees, when our objectives are met.

The following is a non-exhaustive list of items that we expect to consider in formulating our compensation philosophy and applying that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

•	Goals of the compensation program;

•	Role of our compensation committee;

•	Engagement, role(s) and recommendation of an external compensation consultant and other advisors;

•	Involvement of management in compensation decisions;

•	Components of compensation, including equity, cash, incentive, fixed, short-, medium- and long-term compensation, and the interaction of these various components with one another;

•	Equity grant guidelines with regard to timing, type, vesting and other terms and conditions of equity grants;

•	Stock ownership guidelines and their role in aligning the interests of our named executive officers with our stockholders;

•	Severance and change of control protections;

•	Perquisites, enhanced benefits and insurance;

•	Deferred compensation and other tax-efficient compensation programs;

•	Retirement and other savings programs;

•	Peer compensation, benchmarking and survey data; and

•	Risk mitigation and related protective and remedial measures.

Compensation Consultant

Our predecessor company has retained FTI Schonbraun McCann Group, or Schonbraun, a compensation consulting firm, to provide advice regarding the executive compensation program for our senior executive management team following the completion of this offering. Schonbraun has not performed and does not currently provide any other services to management or our company, and it is anticipated that it will be retained by our board of directors and compensation committee upon completion of this offering. We requested that Schonbraun provide analysis and recommendations regarding base salaries, annual bonuses and long-term incentive compensation for our executive management team, and a director compensation program for non-employee members of our board.

Elements of Compensation

Set forth below is an overview of the components of our predecessor company’s named executive officer compensation program in 2009 as well as certain components of our named executive officer compensation program expected to be provided following completion of this offering. Our predecessor company did not formally benchmark total executive compensation or individual compensation elements against any particular peer group, and did not aim to set total compensation, or any individual compensation element, at a specified level as compared to any company or particular group of companies.

Base Salaries

The actual base salaries paid to our predecessor company’s named executive officers during 2009 are set forth in the “Summary Compensation Table” below. Base salaries are intended to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. The following table lists 2010 annual base salaries proposed by Schonbraun for our predecessor company’s named executive officers:

Executive	2010 Base Salary

Zaya S. Younan	$350,000
Andres R. Gavinet	300,000
Adam I. Knowlton	275,000
Joy DeBacker	200,000
John Cook	169,950

Cash Bonuses

In 2009, our predecessor company’s named executive officers were eligible to receive discretionary cash bonuses. The actual cash bonuses paid to these named executive officers during 2009 are set forth in the “Summary Compensation Table” below. Following the completion of this offering, based on Schonbraun’s recommendations, we expect that our named executive officers will be eligible to earn discretionary annual cash bonuses for 2010 in an amount targeted to be no greater than 100% of annual base salary for each executive. Annual cash bonuses for these named executive officers are expected to be determined on the basis of the attainment of financial performance metrics and/or individual performance objectives established and approved in the sole discretion of our compensation committee. The following table lists 2010 target bonuses proposed for our predecessor company’s named executive officers:

2010 Target Bonus
Executive	(% Base Salary)

Zaya S. Younan	100%
Andres R. Gavinet	100%
Adam I. Knowlton	50%
Joy DeBacker	35%
John Cook	35%

Equity Awards

Our predecessor company did not issue equity compensation awards to its named executive officers or other employees. In connection with this offering, we expect to establish, based on Schonbraun’s recommendations, an equity compensation program for our executive management team that may include awards based on our common stock. We also expect to make grants of restricted common stock, and grants of LTIP units in our operating partnership, or LTIP units, to certain of our employees, including the executives listed below, upon completion of this offering. With respect to Messrs. Younan, Gavinet, Knowlton and Peddicord, we anticipate that each LTIP unit award will be subject to performance vesting based on the satisfaction of total stockholder return hurdles over a five-year period, which will be established by us and set forth in the applicable award agreement. We expect that restricted stock awards granted upon completion of this offering to these executives, other members of our executive management team and our employees will vest based on continued employment over a period of five years following the date of grant. LTIP units generally will not be transferable for the one-year period following the applicable vesting date. We anticipate that an aggregate of approximately           LTIP units and           restricted shares of our common stock will be granted upon the completion of this offering. For additional information, refer to “Executive Compensation—Employment Agreements” below.

Executive	LTIP Units	Restricted Stock

Zaya S. Younan
Andres Gavinet
Robert Peddicord
Adam I. Knowlton
Joy DeBacker
John Cook

These grants will be awarded to reflect the increased expectations in our executive officers once we become a public company, and to further align their interests with those of our stockholders.

Benefits and Perquisites

During 2009, our predecessor company’s named executive officers were eligible to participate in the same broadly based retirement and welfare plans as its other U.S. employees. We anticipate that following the completion of this offering, our executive management team, including individuals who may be our named executive officers, will be eligible to participate in our group plans on the same basis as our other employees.

Equity Incentive Plan

We intend to adopt an incentive award plan (the “Incentive Award Plan”), subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Incentive Award Plan, as it is currently contemplated, are summarized below. We are still in the process of designing and implementing the Incentive Award Plan and, accordingly, this summary is subject to change prior to the effectiveness of this Registration Statement.

Eligibility; Administration

Employees, consultants and directors of the company, our operating partnership and their respective subsidiaries will be eligible to receive awards under the Incentive Award Plan. Prior to the closing of this offering, the Incentive Award Plan is administered by our Board. Effective as of the closing of this offering, the Incentive Award Plan will be administered by our compensation committee, which may delegate its duties and responsibilities to subcommittees of our directors and/or officers, subject to certain limitations that may be imposed under Code Section 162(m), Section 16 of the Exchange Act and/or stock exchange rules, as applicable. Our board of directors will administer the Incentive Award Plan with respect to awards to non-employee directors. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Incentive Award Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Incentive Award Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate of           shares of our common stock will be available for issuance under awards granted pursuant to the Incentive Award Plan, which shares may be authorized by unissued shares, treasury shares (to the extent contemplated by applicable state law), reacquired shares or shares purchased in the open market. If an award under the Incentive Award Plan is forfeited, expires or is settled for cash, then any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Incentive Award Plan. However, the following shares may not be used again for grant under the Incentive Award Plan: (i) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award, (ii) shares subject to a stock appreciation right (“SAR”) that are not issued in connection with the stock settlement of the SAR on its exercise, and (iii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Incentive Award Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which the Company enters into a merger or similar corporate transaction will not reduce the shares authorized for grant under the Incentive Award Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the Incentive Award Plan during any calendar year is           and the maximum amount that may be paid in cash pursuant to the Incentive Award Plan to any one participant during any calendar year is $          . However, these individual award limits will not apply prior to the completion of this offering or for a limited period following the completion of this offering in accordance with Section 162(m) of the Code.

Each LTIP unit issued pursuant to an award will count as one share of our common stock for purposes of calculating the aggregate and individual share limits.

Awards

The Incentive Award Plan provides for the grant of stock options, including incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance shares, other incentive awards, LTIP units, SARs and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Incentive Award Plan. All awards will be evidenced by award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms. Awards other than cash awards will generally be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other tax Code requirements are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock; RSUs; Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met. RSUs are contractual promises to deliver cash or shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying these awards may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Stock Payments; Other Incentive Awards; LTIP Units; Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not be, made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. LTIP units are awards of units of the Partnership intended to constitute “profits interests” under the tax Code, which may be convertible into shares of our common stock. Cash awards are cash incentive bonuses subject to performance goals.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards

Performance awards include any of the awards above that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation” (“QPBC”) within the meaning of Code Section 162(m), in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Code Section 162(m).

In order to constitute QPBC under Code Section 162(m), in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Incentive Award Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per share of common stock; (xx) regulatory body approval for commercialization of a product; (xxi) implementation or completion of critical projects; (xxii) market share; and (xxiii) economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Incentive Award Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions

The plan administrator has broad discretion to equitably adjust the provisions of the Incentive Award Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Incentive Award Plan and outstanding awards. In the event of a change in control of the company (as defined in the Incentive Award Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Transferability; Participant Payments

With limited exceptions for estate planning, family member transfers, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Incentive Award Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Incentive Award Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the Incentive Award Plan at any time. Stockholder approval will be required for any amendment that increases the number of shares available under the Incentive Award Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Incentive Award Plan after the tenth anniversary of the date on which our board adopts the Incentive Award Plan.

Additional REIT Restrictions

The Incentive Award Plan provides that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of our stock contained in our charter or would impair our status as a REIT.

Tax Considerations

Section 162(m) of the Internal Revenue Code

Section 162(m) generally disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for certain of our executive officers, unless the compensation is performance based. We expect that our compensation committee will, following this offering, adhere to the principle that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers as exempt from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract, retain and incentivize executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting Standards

ASC Topic 718, Compensation — Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Tables

Summary Compensation Table

The following table sets forth information concerning the compensation of our predecessor company’s named executive officers for the year ended December 31, 2009. We were not yet formed in 2009 and, accordingly, we did not pay any compensation to our executive officers during or in respect of that year.

		Salary	Bonus	Total
Name and Principal Position	Year	($)	($)(1)	($)

Zaya S. Younan	2009	$190,500	$0	$190,500
Chief Executive Officer and President
Andres R. Gavinet	2009	250,000	100,000	350,000
Chief Financial Officer
Adam I. Knowlton	2009	250,000	50,000	300,000
Senior Vice President and General Counsel
Joy DeBacker	2009	200,000	30,000	230,000
Regional Vice President, Leasing and Operations
John R. Cook	2009	165,000	24,750	189,750
Regional Vice President, Leasing and Operations

(1)	This column reflects discretionary bonuses paid in December 2009 by our predecessor company to the named executive officer for services performed in fiscal year 2009.

Employment Agreements

Offer Letter Agreements with Our Predecessor Company

Our predecessor company has entered into offer letter agreements with Messrs. Gavinet, Knowlton, and Cook and Ms. DeBacker. The principal terms of these offer letter agreements are summarized below.

Andres R. Gavinet.  In October 2008, our predecessor company entered into an offer letter agreement with Andres R. Gavinet, pursuant to which Mr. Gavinet serves as Chief Financial Officer of our predecessor company, reporting to Mr. Younan. Under the offer letter agreement, Mr. Gavinet is entitled to receive an annual base salary of $250,000 and an annual bonus opportunity of up to $150,000, payable in our predecessor company’s discretion based on his and our predecessor company’s performance. During his employment, Mr. Gavinet is eligible to participate in our predecessor company’s policies and plans generally provided to similarly situated employees and in its “employee building ownership program.” Upon a termination of Mr. Gavinet’s employment for any reason, he will be entitled to receive accrued but unpaid salary and vacation pay.

Adam I. Knowlton.  In January 2007, our predecessor company entered into an offer letter agreement with Adam I. Knowlton, pursuant to which Mr. Knowlton serves as Senior Vice President and General Counsel of our predecessor company, reporting to Mr. Younan. Mr. Knowlton’s offer letter agreement provides for an initial annual base salary of $250,000 per year, which is the base salary he received in 2009. His offer letter agreement also provides that Mr. Knowlton is eligible to receive an annual bonus opportunity of up to 25% of his annual base salary, based on his and our predecessor company’s performance. During his employment, Mr. Knowlton is eligible to participate in our predecessor company’s policies and plans generally provided to similarly situated employees and in its “employee building ownership program.”

Joy DeBacker.  In March 2006, our predecessor company entered into an offer letter agreement with Joy DeBacker, pursuant to which Ms. DeBacker currently serves as Vice President, Asset Management of our predecessor company, reporting to Mr. Younan. Under the offer letter agreement, Ms. DeBacker is entitled to receive an annual base salary of $150,000 per year; in 2009, her annual base salary was $200,000. Her offer letter agreement also provides Ms. DeBacker is eligible to receive annual bonus opportunity of up to 35% of her annual base salary based on her and our predecessor company’s performance (including “operational cost cutting”), and, upon the implementation of an employee stock ownership program, Ms. DeBacker may receive stock options based on individual performance. During her employment, Ms. DeBacker is eligible to participate in our predecessor company’s policies and plans generally provided to similarly situated employees and in its “employee building ownership program.”

John R. Cook.  In July 2007, our predecessor company entered into an offer letter agreement with John R. Cook, pursuant to which Mr. Cook serves as Vice President, Asset Management of our predecessor company, reporting to Mr. Younan. Under the offer letter agreement, Mr. Cook is entitled to receive an annual base salary of $145,000 per year; in 2009, his annual base salary was $165,000. His offer letter agreement also provides Mr. Cook is eligible to receive an annual bonus opportunity of up to 35% of his annual base salary based on his and our predecessor company’s performance. During his employment, Mr. Cook is eligible to participate in our predecessor company’s policies and plans generally provided to similarly situated employees. Upon a termination of Mr. Cook’s employment for any reason, he will be entitled to receive accrued but unpaid salary and vacation pay.

Post-IPO Employment Agreement

We intend to enter into employment agreements with Messrs. Younan, Gavinet, Peddicord, Knowlton and Cook and Ms. DeBacker effective as of the date of this offering. The principal terms of their employment agreements are summarized below.

Zaya S. Younan.  We expect to enter into an employment agreement with Zaya Younan to serve as our Chief Executive Officer and President, effective as of the date of this offering. Pursuant to Mr. Younan’s employment agreement, during the term of his employment, the company will nominate him for election as a director. The initial term of the employment agreement will end on the fourth anniversary of the effective date of the agreement. On that date, the term of the employment agreement will automatically be extended for one year, unless earlier terminated.

Under the employment agreement, Mr. Younan will receive an initial base salary of $350,000 per year, which is subject to increase at the discretion of the company. In addition, Mr. Younan will be eligible to receive an annual cash performance bonus with a target amount equal to 100% of his base salary based on the achievement of performance targets established by our compensation committee. In connection with entering into the employment agreement, Mr. Younan will be granted an award of       restricted shares of our common stock and an award of      LTIP units. Subject to Mr. Younan’s continued employment, 20% of the shares underlying the restricted stock award will vest on each of the first through fifth anniversaries of the grant date. The LTIP units will vest based on the attainment of certain total stockholder return hurdles over a five-year period to be set forth in the applicable award agreement. The LTIP units generally will not be transferable for the one-year period following the applicable vesting date.

If Mr. Younan’s employment is terminated by the company without “cause” or by Mr. Younan for “good reason” then in addition to accrued amounts and any earned but unpaid bonuses, he will be entitled to receive the following:

•	an amount equal to three times the sum of (i) Mr. Younan’s annual base salary then in effect, (ii) the highest annual bonus earned by Mr. Younan for the company’s three fiscal years preceding the termination date (or, in the event of a termination prior to the end of the completion of the company’s first full fiscal year, the annual bonus as determined based on the extent to which the applicable financial performance targets are actually achieved as of the termination date) and (iii) the highest value of any annual grant of equity award or awards made to Mr. Younan for the company’s three fiscal years preceding the termination date (not including his grant of LTIP units described above, any award(s) granted pursuant to a multi-year or long-term performance program, initial hiring or retention award or similar non-reoccurring award);

•	a prorated performance bonus for the company’s fiscal year in which the termination occurs, based on performance achieved as of the termination date;

•	accelerated vesting of all outstanding equity awards held by Mr. Younan as of the termination date; and

•	continuation of healthcare coverage for up to eighteen months after the termination date.

Under the employment agreement, in the event that Mr. Younan’s employment is terminated by reason of the company’s failure to extend the term of the employment agreement at the end of the initial four year term or to continue Mr. Younan’s employment following the one-year extension on terms and conditions no less favorable to Mr. Younan than those set forth in the employment agreement (where Mr. Younan is willing and able to continue performing services on those terms and conditions), then in addition to accrued amounts and earned but unpaid bonuses, Mr. Younan will be entitled to receive the same payments and benefits described above for a termination without cause or for good reason, except that the amount of the cash severance will be multiplied by two. If either such a termination occurs on or within twelve months following a “change in control” (as defined in the Incentive Award Plan) of the company, Mr. Younan will be entitled to receive the same payments and benefits described above for a termination without cause or for good reason, in addition to accrued amounts and earned but unpaid bonuses.

Except with respect to the accelerated vesting of his outstanding equity awards, Mr. Younan’s right to receive the severance payments described above is subject to his delivery of an effective general release of claims in favor of the company.

Upon a termination by the company for “cause,” Mr. Younan will be deemed to have resigned from all offices, directorships and employment positions then held with the company.

The employment agreement also contains confidentiality provisions that apply indefinitely and non-solicitation provisions that will apply during the term of Mr. Younan’s employment and for a period of two years thereafter. In addition, we expect to enter into a noncompete agreement with Mr. Younan in which we expect that Mr. Younan will agree, among other things, not to engage in certain business activities in competition with us during the term of his employment and, except in the event of a termination of employment without “cause” or for “good reason,” for one year after the termination of his employment.

Andres R. Gavinet, Robert Peddicord.  We expect to enter into employment agreements with Andres R. Gavinet and Robert Peddicord to serve as our Chief Financial Officer and Chief Operating Officer, respectively, reporting to Mr. Younan. Effective as of the date of this offering, Mr. Gavinet’s employment agreement will supersede his offer letter agreement with our predecessor company. The initial term of the employment agreements will end on the third anniversary of the effective date of the agreement. On that date, the terms of the employment agreements will automatically be extended for one year, unless earlier terminated.

Under the employment agreements, Mr. Gavinet and Mr. Peddicord will receive an initial base salary of $300,000 and $350,000 per year, respectively, which is subject to increase at the discretion of the company. In addition, each executive will be eligible to receive an annual cash performance bonus with a target amount equal to 100% of his base salary based on the achievement of performance targets established by our compensation committee. In connection with entering into the employment agreements, Messrs. Gavinet and Peddicord will each be granted an award of           restricted shares of our common stock and an award of           LTIP units. Subject to the executive’s continued employment, 20% of the shares underlying the restricted stock award will vest on each of the first through fifth anniversaries of the grant date. The LTIP units will vest based on the attainment of certain total stockholder return hurdles over a five-year period to be set forth in the applicable award agreement. The LTIP units generally will not be transferable for the one-year period following the applicable vesting date.

If the executive’s employment is terminated by the company without “cause” or by the executive for “good reason,” then in addition to accrued amounts and any earned but unpaid bonuses, he will be entitled to receive the following:

•	an amount equal to the sum of (i) the executive’s annual base salary then in effect, (ii) the highest annual bonus earned by the executive for the company’s three fiscal years preceding the termination date (or, in the event of a termination prior to the end of the completion of the company’s first full fiscal year, the annual bonus as determined based on the extent to which the applicable financial performance targets are actually achieved as of the termination date) and (iii) the highest value of any annual grant of equity award or awards made to the executive for the company’s three fiscal years preceding the termination date (not including his grant of LTIP units described above, any award(s) granted pursuant to a multi-year or long-term performance program, initial hiring or retention award or similar non-reoccurring award);

•	a prorated performance bonus for the company’s fiscal year in which the termination occurs, based on performance achieved as of the termination date;

•	accelerated vesting of all outstanding equity awards held by the executive as of the termination date; and

•	continuation of healthcare coverage for up to 12 months after the termination date.

Under the employment agreements, in the event that a “change in control” (as defined in the Incentive Award Plan) of the company occurs and the executive’s employment is terminated by the company without “cause” or by the executive for “good reason” within two years following the change in control, then in addition to accrued amounts and earned but unpaid bonuses, the executive will be entitled to receive the same payments and benefits described above for a termination without cause or for good reason, except that the amount of the cash severance will be multiplied by two.

Except with respect to the accelerated vesting of his outstanding equity awards, the executive’s right to receive the severance payments described above will be subject to his delivery of an effective general release of claims in favor of the company.

Upon a termination by the company for “cause,” the executive will be deemed to have resigned from all offices, directorships and employment positions then held with the company.

The employment agreements also contain confidentiality provisions that apply indefinitely and non-solicitation provisions that will apply during the term of the executive’s employment and for a period of two years thereafter.

Adam I. Knowlton, Joy DeBacker and John R. Cook.  We expect to enter into employment letter agreements with Adam I. Knowlton, Joy DeBacker and John R. Cook, to be effective as of the completion of this offering. Pursuant to the employment letters, Mr. Knowlton will serve as our Senior Vice President and General Counsel, and each of Ms. DeBacker and Mr. Cook will serve as our Regional Vice President, Leasing and Operations. The executives’ employment letter agreements will supersede their respective offer letter agreements with our predecessor company. The employment agreements will be “at-will” and may be terminated at any time by either the executive or the Company.

The employment letter agreements provide that Mr. Knowlton will receive an initial annual base salary of $275,000, and Ms. DeBacker and Mr. Cook will receive an initial annual base salary equal to the base salary stated in their respective offer letter agreements with our predecessor company, as may have been increased from time to time. In addition, each executive will be eligible to receive a discretionary annual cash performance bonus based on the achievement of performance targets established by our compensation committee. Mr. Knowlton’s target annual bonus will be equal to 50% of his base salary, Ms. DeBacker’s target annual bonus will be equal to 35% of her base salary, and Mr. Cook’s target annual bonus will be equal to 35% of his base salary.

In connection with entering into the employment letter agreements, Mr. Knowlton will be granted an award of           restricted shares of our common stock and an award of           LTIP units, and each of Ms. DeBacker and Mr. Cook will be granted an award of           restricted shares of our common stock. Subject to the executive’s continued employment, each of the restricted stock awards will vest with respect to 20% of the shares underlying such award on each of the first through fifth anniversaries of the grant date. Mr. Knowlton’s LTIP unit award will vest based on the attainment of certain total stockholder return hurdles over a five-year period to be set forth in the applicable award agreement. Mr. Knowlton’s LTIP units generally will not be transferable for the one-year period following the applicable vesting date.

The employment letter agreements also contain confidentiality provisions that apply indefinitely and non-solicitation provisions that will apply during the term of the executive’s employment and for a period of six months thereafter.

Director Compensation

In 2009, neither we nor our predecessor company paid compensation to any member of our board for service as a director. Upon completion of this offering, we intend to approve and implement a compensation program for our non-employee directors based on Schonbraun’s recommendations. The program is expected to provide directors with a one-time grant of restricted stock upon initial election to our board of directors in an amount equal to $75,000, which will vest in equal annual installments on each of the first through third anniversaries of the grant date. Each individual serving as a non-employee director at the time of the closing of this offering will receive this restricted stock grant on the closing date, calculated based on the initial public offering price of our common stock. Each non-employee director is expected to receive an annual base fee for his or her services of $70,000, 50% of which will be payable in cash and 50% of which will be payable in the form of shares of our common stock (or, upon the director’s election, 100% of which may be payable in the form of shares of our common stock having an equal value). In addition, it is expected that each non-employee committee chairperson will receive the following annual retainers:

Audit committee chair: $15,000

Compensation committee chair: $10,000

Nominating committee chair: $7,500

In the event that we appoint a lead independent director, he or she is expected to receive an additional annual retainer between $20,000 and $25,000. It is expected that annual retainers for committee chairpersons and/or the lead independent director will be payable in cash, with the option to elect to receive up to 100% in the form of shares of our common stock having an equal value.

We intend to adopt a director stock plan, under which non-employee directors will be permitted to elect to receive some or all of their cash compensation in the form of fully-vested shares of our common stock having an equal value, as described above.

Certain Relationships and Related Transactions

Formation Transactions

Mr. Younan, our predecessor company and certain of their related parties have entered into merger agreements with us and our operating partnership in connection with the formation transactions pursuant to which certain entities will merge with and into us or our operating partnership, and certain subsidiaries of our operating partnership will be merged with and into certain other asset entities, substantially concurrent with the completion of this offering. The owners of these entities will exchange their interests in our historical operating company and the asset entities for cash, shares of our common stock and/or common units. Concurrently with the completion of this offering, Mr. Younan will purchase a number of shares of our common stock equal to $1 million divided by the midpoint of the range of prices set forth on the cover of this prospectus at a price per share equal to the initial public offering price and without payment by us of any underwriting discount. The proceeds will be contributed to our operating partnership in exchange for units. Upon completion of this offering and the formation transactions, Mr. Younan and his affiliates will own     % of our outstanding common stock, or     % on a fully diluted basis. If the underwriters’ overallotment option is exercised in full, Mr. Younan and his affiliates will own     % of our outstanding common stock, or     % on a fully diluted basis.

In addition, in connection with the formation transactions, Mr. Younan entered into a representation, warranty and indemnity agreement with us, pursuant to which he made limited representations and warranties to us regarding potential material adverse impacts on the entities and the assets to be acquired by us in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties for one year after the completion of this offering and the formation transactions. Such indemnification is limited to ten percent of the consideration payable to Mr. Younan and his affiliates in the formation transactions and is subject to a $500,000 deductible and a cap equal to the value of the consideration in the escrow. Such shares and/or common units will be deposited into an escrow fund at the closing of the formation transactions.

Upon the completion of this offering we will repay the debt encumbering certain properties acquired from Mr. Younan and certain affiliates as part of the formation transactions. We intend to also seek to enter into agreements that provide for the release of personal debt guaranties provided by Mr. Younan with respect to indebtedness that we repay upon closing of this offering and indebtedness that we assume. We also intend to assume and repay the outstanding balances on two unsecured lines of credit that are currently personally guaranteed by Mr. Younan. These lines of credit had outstanding balances of $1.8 million and $1.7 million as of June 30, 2010.

For more detailed information regarding the terms of the formation transactions, including the benefits to related parties, please refer to “Structure and Formation of Our Company—Formation Transactions.”

Historical Entity Interest Acquisition Transactions

In 2008 and 2009, Younan Investment Properties, L.P., a Delaware limited partnership, an entity owned by Mr. Younan and affiliates, purchased the ownership interests of various investors in asset entities for an aggregate purchase price of approximately $18.0 million. Mr. Younan and affiliates will receive shares of our common stock or common units in this offering and the formation transactions with a value of $      million in exchange for such ownership interests.

Excluded Assets

Prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (1) One Graystone Centre, L.P., a Texas limited partnership, the entity that owns One Graystone Centre, a 301,378 rentable square foot office building located in Dallas, Texas, (2) YPI 1010 Lamar, LLC, a Delaware limited liability company, the entity that owns 1010 Lamar, a 263,385 rentable square foot office building located in Houston, Texas, and (3) Younan Plaza, LLC, a Delaware limited liability company, the entity that owns 6464 Savoy.

In addition, prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (i) Mr. Younan’s interest in a $22.9 million mezzanine note that is secured by Thanksgiving Tower, (ii) a $6.5 million B-note that our predecessor company acquired for $3.0 million that is secured by an office property located in Orange County, California, (iii) an approximately 5.48 acre parcel of real property upon which a former AMC movie theater is located and which constitutes a portion of the real property located at 9400 Central Expressway, (iv) an approximately 0.058 acre parcel of real property upon which an advertising billboard is located and which is adjacent to the real property located at Energy Square II, and (v) one parcel of land located in Dallas-Fort Worth and two residential real estate assets in Los Angeles and Dallas-Fort Worth. In connection with the repayment of the $22.9 million mezzanine note, Mr. Younan will receive $9.2 million. With respect to the former AMC movie theater site at 9400 Central Expressway, upon completion of this offering and the formation transactions, legal title to such site will be vested in a subsidiary of our operating partnership as agent for the applicable indirect equity owners, including Mr. Younan, but beneficial and economic ownership (including risk of loss and all liabilities) will have been transferred to such indirect equity holders pursuant to a customary agency and title holding agreement. Upon completion of a subdivision of such site, legal title will be transferred to such indirect equity holders.

Younan West Loop and Shepherd Place Transactions

YPI S/WL LLC, a Delaware limited liability company owned by Mr. Younan and an affiliate, has agreed to acquire all of the interests in YPI 2323 Shepherd, LLC, a Delaware limited liability company, and YPI 1700 W. Loop, LLC, a Delaware limited liability company, from Passco/Younan Opportunity Fund I, LLC, a Delaware limited liability company, for approximately $12.9 million (including the payment of a $300,000 disposition fee to Passco), and our operating partnership will acquire the rights and obligations pursuant to such agreement through a merger of such entity affiliated with Mr. Younan with and into our operating partnership in connection with the formation transactions in exchange for common units. YPI 2323 Shepherd Place, LLC currently owns Shepherd Place and YPI 1700 W. Loop, LLC currently owns Younan West Loop. See “Structure and Formation of our Company — Formation Transactions.” Mr. Younan is a member of Passco, and in such capacity will receive approximately $1.2 million of the consideration payable to Passco.

Younan Central Plaza Transaction

On September 13, 2010, YGH Investments, LLC, a California limited liability company, or YGH, acquired the interests held by Chung Hsien International, L.P., a Texas limited partnership, in 4041 Central Plaza, LLC, a Delaware limited liability company for a payment of $16.3 million. YGH used proceeds from the refinanced mortgage secured by Younan Central Plaza to acquire Chung Hsien International L.P.’s interests in 4041 Central Plaza, LLC. Pursuant to this transaction, 4041 Central Plaza, LLC, which owns Younan Central Plaza, is wholly owned by YGH. YGH is currently owned by Mr. Younan and certain third parties, and our operating partnership will acquire YGH through a merger of YGH with and into our operating partnership in connection with the formation transactions in exchange for           common units with a value of $        million. See “Structure and Formation of our Company — Formation Transactions.”

Mezzanine Note

In May 2010, Mr. Younan made a loan to our predecessor company in the principal amount of $3.4 million pursuant to a demand promissory note, or the Younan loan. The proceeds of the Younan loan were applied by our predecessor company to repay certain mezzanine indebtedness and certain other fees and expenses relating to KPMG Centre. The obligations of our predecessor company under the Younan loan were subsequently assigned to an indirect subsidiary of our predecessor company. At the completion of this offering, all obligations under the Younan loan will be repaid with a portion of the proceeds of this offering.

Partnership Agreement

In connection with the completion of this offering, we will enter into an amended and restated partnership agreement with the various persons receiving common units in the formation transactions,

including Zaya Younan and affiliates and certain other executive officers of our company. As a result, such persons will become limited partners of our operating partnership. See “Description of the Partnership Agreement of Younan Properties, L.P.”

Pursuant to the partnership agreement, limited partners of our operating partnership will have rights beginning 14 months after their first acquisition of common units, to cause our operating partnership to redeem each of their common units for cash equal to the then-current market value of one share of our common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their common units for shares of our common stock on a one-for-one basis, subject to adjustment under certain circumstances.

Tax Protection Agreement

In connection with the formation transactions and this offering, we will enter into a tax protection agreement with Zaya Younan and affiliates and certain other limited partners of our operating partnership, or the protected partners. Under this agreement, our operating partnership will indemnify the protected partners for their tax liabilities (plus an additional amount equal to the taxes incurred as a result of such indemnity payment) attributable to their share of the built-in gain, as of the closing of the formation transactions, with respect to their interest in the KPMG Centre, Younan North LaSalle, Younan West Loop, 1600 Corporate Center, Bannockburn Corporate Center and Meridian Bank Tower properties, if the operating partnership, without the consent of Mr. Younan, disposes of any interest with respect to such properties in a taxable transaction during the shorter of the ten-year period after the closing of the formation transactions and the date on which 50% or more of the common units originally received by any such protected partner in the formation transactions have been sold, exchanged or otherwise disposed of by the protected partner, subject to certain exceptions and limitations. In addition, if we fail to offer Mr. Younan an opportunity to guarantee up to approximately $40 million of our outstanding property indebtedness, we will be required to indemnify Mr. Younan against any resulting adverse tax consequences to him. Among other things, this opportunity to guarantee debt is intended to allow Mr. Younan to defer the recognition of gain in connection with the formation transactions. The sole and exclusive rights and remedies of any protected partner under the tax protection agreement shall be a claim against our operating partnership for such protected partner’s tax liabilities as calculated in the tax protection agreement, and no protected partner shall be entitled to pursue a claim for specific performance or bring a claim against any person that acquires a protected party from our operating partnership in violation of the tax protection agreement. See “Risk Factors — Our tax protection agreement could limit our operating flexibility and ability to sell or otherwise dispose of certain properties.”

Registration Rights

In connection with the completion of this offering, we will enter into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions including Mr. Younan and affiliates and certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement with respect to shares of our common stock issuable upon exchange of common units received in the formation transactions by filing a registration statement provided for the issuance by us to the holders of such common units of shares of our common stock registered under the Securities Act in lieu of our operating partnership’s obligation to pay cash for such common units. We have agreed to pay all of the expenses relating to a registration of such securities.

In addition, Mr. Younan will have demand rights (so long as he and his affiliates and family members make a demand with respect to at least 5% in the aggregate of the securities subject to the registration rights agreement) to require us to undertake an underwritten offering under a resale registration statement, provided that we are not obligated to effect more than two such underwritten offerings. See “Shares Eligible for Future Sale—Registration Rights.”

Employment Agreements

We intend to enter into employment agreements with certain of our executive officers, including Messrs. Younan, Peddicord and Gavinet as described in “Executive Compensation—Employment Agreements,” that will become effective in connection with this offering and the formation transactions. Among other matters, these agreements will provide for salary, bonus and other benefits, including with respect to Messrs. Younan, Peddicord and Gavinet, severance benefits upon a termination of employment.

Indemnification of Officers and Directors

Effective upon completion of this offering, we will enter into an indemnification agreement with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Option Agreements

Upon completion of this offering, our operating partnership will enter into option agreements with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC which grants our operating partnership both options and rights of first refusal to acquire One Graystone Centre, 1010 Lamar and 6464 Savoy, as described in “Business and Properties—Option Properties.”

Property Management and Leasing Agreements

We intend to enter into a property management and leasing agreement with each of (i) One Graystone Centre, L.P., which is the owner of One Graystone Centre, a 301,378 rentable square foot office building located in Dallas, (ii) YPI 1010 Lamar, LLC, which is the owner of 1010 Lamar, a 263,385 rentable square foot office building located in Houston and (iii) Younan Plaza, LLC, which is the owner of 6464 Savoy, an eight-story, 180,236 square foot multi-tenant office building in Houston pursuant to which our operating partnership will provide property management, operating, maintenance, repair and/or leasing services for One Graystone Centre, 1010 Lamar and 6464 Savoy, in return for certain fees and reimbursement of all direct out-of-pocket expenses incurred by or on behalf of the manager in connection with its management of the property. One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC are the optioners under the respective option agreement described in “Business and Properties—Option Properties.” Under the property management and leasing agreements for the One Graystone Centre and 6464 Savoy properties, our operating partnership will be paid a monthly management fee equal to the greater of (i) $500 and (ii) an amount equal to 5% of all rent and other income generated by the property which is actually collected by the manager during the relevant month. In addition, our operating partnership is entitled to receive market leasing commissions, which is defined in the agreement as the then prevailing market leasing commissions paid to leasing brokers and professionals for similar office properties in the same geographic market in which the property is located. Our operating partnership is also entitled to receive tenant and capital improvements coordination fees in connection with its management of the property. The tenant improvement coordination fee will be payable to our operating partnership in connection with any tenant improvement project which is supervised or administered by our operating partnership and shall be an amount equal to the greater of (i) 5% of the total cost of the work, and (ii) the coordination fee, or similar arrangement, allocated in the terms of the underlying lease.

Under the property management agreement for the 1010 Lamar property, our operating partnership will be paid a monthly management fee equal to 3.5% of all rent and other income generated by the property which is actually collected by the manager during the relevant month. Our operating partnership is also entitled to receive a construction management fee in connection with its management of the property. The construction management fee will be payable to our operating partnership in connection with construction activities of any kind which is supervised or administered by our operating partnership and shall equal 5% of the total cost of the work.

Undertaking and Indemnification Agreement

Our operating partnership will enter into an undertaking and indemnification agreement with Mr. Younan, pursuant to which our operating partnership will indemnify Mr. Younan for any amounts that

Mr. Younan is obligated to pay in his capacity as guarantor or indemnitor under certain guaranties, environmental indemnities and other agreements as specified in the undertaking and indemnification agreement. Our operating partnership’s obligation to indemnify Mr. Younan pursuant to the undertaking and indemnification agreement is separate and apart from Mr. Younan’s obligation to indemnify us in the event of a breach of the representations and warranties contained in the representation, warranty and indemnity agreement and the related escrow agreement. See “Structure and Formation of our Company.”

Blanket Insurance Policy

One Graystone Centre, 1010 Lamar and 6464 Savoy will be included under the blanket insurance policy that covers all of the properties in our portfolio in exchange for pre-negotiated premium payments by One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC.

Policies With Respect To Certain Activities

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our existing properties and other acquired properties and assets. We currently intend to invest primarily in office properties. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our current portfolio consists of, and our business objectives emphasize, equity investments in office real estate, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment. Investments in mortgages are also subject to our policy not to be treated as an “investment company” under the 1940 Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers (including partnership interests, limited liability company interests, common stock and preferred stock), where such investment would be consistent with our investment objectives, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we would generally divest appropriate securities before any such registration would be required.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our best interests. The tax consequences to our directors and executive officers who hold units resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See “Risk Factors—Risks Related to Our Organizational Structure—Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units.”

Financing Policies

Upon completion of this offering and concurrent private placement, we will use significant amounts of cash to repay mortgage indebtedness on certain of the properties in our initial portfolio. Other uses of proceeds from this offering are described in greater detail under “Use of Proceeds” elsewhere in this prospectus. In the future, however, we anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional common units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of common stock or common units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview.  Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company.

Under Maryland law, a general partner of a Maryland limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Maryland law consistently with the obligation of good faith and fair dealing. The duty of loyalty requires a general partner of a Maryland general partnership to account to the partnership and hold as trustee for it any property, profit, or benefit derived by the general partner in the conduct of the partnership business or derived from a use by the general partner of partnership property, including the appropriation of a partnership opportunity, to refrain from dealing with the partnership in the conduct of the partnership’s business as or on behalf of a party having an interest adverse to the partnership and to refrain from competing with the partnership in the conduct of the partnership business, although the partnership agreement may identify specific types or categories of activities that do not violate the duty of loyalty. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that we are not liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission.

Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Sale or Refinancing of Properties.  Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions, certain unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors.

Policies Applicable to All Directors and Officers.  Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management — Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Maryland law (where our operating partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to the operating partnership and its limited partners (as such duty has been modified by the partnership agreement). We will also adopt a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Younan Properties, L.P.,” we expect, but are not obligated, to issue common stock to holders of common units upon exercise of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, the formation transactions or employment agreements, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock and authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Structure And Formation Of Our Company

Our Operating Partnership

Following the completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners described more fully below in “Description of the Partnership Agreement of Younan Properties, L.P.” Our board of directors will manage the business and affairs of our company by directing the business and affairs of our operating partnership.

Beginning on or after the date which is 14 months after the completion of this offering, a limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or at our election, shares of our common stock on a one for one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities — Restrictions on Ownership and Transfer.” With each redemption of common units, we will increase our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses. See “Description of the Partnership Agreement of Younan Properties, L.P.”

Formation Transactions

Substantially concurrent with the completion of this offering, we will engage in formation transactions pursuant to which we will acquire the asset entities that own the properties and operate the businesses described in this prospectus. Prior to completion of the formation transactions, our predecessor company, directly or through one or more subsidiaries, owned a significant portion of the interests in the asset entities, and unaffiliated third parties owned the remaining interests in the asset entities. The formation transactions are designed to:

•	consolidate the ownership of our property portfolio under our company and the operating partnership;

•	facilitate this offering;

•	enable us to qualify as a REIT for federal income tax purposes commencing with the taxable year ending December 31, 2010;

•	defer the recognition of taxable gain by certain continuing investors; and

•	enable investors to obtain liquidity for their investments.

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrent with completion of this offering.

•	We were formed as a Maryland corporation on March 26, 2010.

•	Younan Properties, L.P., our operating partnership, was formed as a Maryland limited partnership on March 26, 2010.

•	We will sell shares of our common stock in this offering and an additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for common units (or common units if the underwriters’ overallotment option is exercised).

•	We will acquire Younan Properties, Inc., a California corporation, which we refer to as our predecessor company, pursuant to a merger with and into our company. In addition, Younan

Investment Properties, L.P., a Delaware limited partnership, will merge with and into our operating partnership.

•	We and our operating partnership will then consolidate the ownership of the portfolio of properties by acquiring the interests in each of the asset entities that directly or indirectly own such properties through a series of forward and reverse merger transactions.

•	Pursuant to an agreement and plan of merger, dated as of April 8, 2010, certain asset entities will be merged, together with Younan Investment Properties, L.P., with and into our operating partnership substantially concurrently with the consummation of this offering. Prior investors in each of the asset entities below, which include our predecessor company and unaffiliated third parties, will receive as consideration for such mergers pursuant to their prior irrevocable election, shares of our common stock and/or common units, or in the case of non-accredited investors in such entities, cash.

•	In addition, newly-formed shell subsidiaries of our operating partnership entered into separate agreements and plan of mergers, each dated as of April 8, 2010, with certain asset entities, pursuant to which the newly-formed shell subsidiaries of our operating partnership will be merged with and into the asset entities substantially concurrently with the consummation of this offering. Investors in each of the asset entities below, which include our predecessor company and unaffiliated third parties, will receive as consideration for such mergers pursuant to their prior irrevocable election, shares of our common stock and/or common units, or in the case of non-accredited investors in such entities, cash.

•	Prior investors will receive in these mergers an aggregate of shares of common stock, common units and $ of cash to be paid to the non-accredited investors. The aggregate value of common stock and common units paid in the formation transactions at the midpoint of the range of prices shown on the cover of this prospectus is $ . This value will increase or decrease if our common stock is priced above or below the midpoint of the range of prices shown on the cover of this prospectus. We have not obtained any third-party appraisals of the properties and other assets to be contributed to our operating partnership in the formation transactions, or any other independent third-party valuations or fairness opinions in connection with the formation transactions. As a result, the consideration to be given by us for these properties and other assets in the formation transactions may be lower than or exceed their fair market value. Zaya Younan has elected to receive solely common units and/or shares of our common stock in connection with the merger transactions described above.

•	The percentage of ownership in our company that will be paid to the prior investors in each asset entity as a portion of the aggregate ownership to be retained by all prior investors in all asset entities is specified in the relevant merger agreement. This percentage was determined by us without any third-party appraisals based on several factors including, but not limited, to the applicable property’s occupancy and rental revenue; potential for growth in net operating income through increase in occupancy and rental rates; property location, age and amenities; opportunities for reduction in operating expenses; in-place rents relative to the market rates; projected tenant improvements and leasing commissions; current market and submarket conditions and demographics, as well as the future outlook for each market and submarket; strength of significant tenants and lease terms; competitive position within its market; historical lease renewal rates and near-term capital expenditure requirements. Using the valuation methodologies described above, we arrived at a percentage allocable to each asset entity of the assumed aggregate gross value of the business to be combined in our company in the formation transactions. The sole purpose of this determination was to develop a set of relative percentages for allocating what the actual aggregate value of our business (net of debt) is determined to be as part of this offering after deducting all offering-related transaction costs (including assumption fees, prepayment penalties, exit fees and defeasance costs related to the repayment or assumption of debt). The relative percentages for the management business of Younan Properties, Inc. and Younan Investment Properties, L.P. and each asset entity are set forth below:

Name of Asset Entity	Property Held By Asset Entity	Allocable Percentages

Management Business of Younan Properties, Inc. and Younan Investment Properties, L.P.(1)		0.0000
Younan Investment Properties, L.P.(2)	• The Meridian	1.7139
YGH Investments, LLC	• Younan Central Plaza	2.1407

YPI 9801 Westheimer Fund, LLC	• Younan Place	0.9873
Younan Tower Fund, LLC	• Younan Tower	3.4125
YPI One Dallas Centre Fund, LLC and YPI One Dallas Centre MM, LLC	• Patriot Tower	5.8073
YPI Thanksgiving Tower Fund, LLC	• Thanksgiving Tower	11.5549
YPI CD Portfolio Properties, LLC	• Energy Square I
	• Energy Square II
	• Energy Square III
	• Younan North LaSalle
	• 1600 Corporate Center
	• Kensington Corporate Center
	• Bannockburn Corporate Center	16.6603
YPI One North Arlington Fund, LLC	• One North Arlington	1.8318
5401-5407 Trillium, LLC	• Younan Commons	0.4163
YGAZ, LLC	• Meridian Bank Tower	0.2113
YPI S/WL LLC	• Contractual right to acquire Shepherd Place
	• Contractual right to acquire Younan West Loop	3.2221
5959 Topanga Fund, LLC	• Younan Corporate Plaza	3.0527
YPI 555 St. Charles Fund, LLC	• Younan Corporate Center	6.7819
YPI North Belt Portfolio, LLC	• Greenbriar Place • Bridgewood I • Bridgewood II	5.3161
YPI Two Westlake Park, LLC	• Two Westlake Park	6.7900
YPI Norfolk Tower Partners, L.P.	• Norfolk Tower	3.4896
YPI 4851 LBJ Fund, L.P.	• Galleria Plaza	3.7632
YP KPMG Centre Owner, LLC	• KPMG Centre	7.4941
YPI Park Central Holding, L.P.	• Four Forest • Lakeside Square	6.6913
YPI Central Expressway Holding, L.P.	• North Central Plaza • 9400 Central Expressway • Eighty-Eighty	6.6104
YPI Embassy Plaza, LLC	• Embassy Plaza	2.0523

(1)	Does not reflect the allocable percentage attributable to the investment of Younan Properties, Inc. and Younan Investment Properties L.P. allocable in a number of the asset entities.

(2)	Relates to a 100% interest in The Meridian property held by YPI Meridian Partners, L.P.

Zaya Younan has agreed to reduce the relative percentage attributable to the management business of Younan Properties Inc. and Younan Investment Properties, L.P. to zero and will not receive any consideration with respect thereto. The actual value of the consideration to be paid by us to each of our prior investors in such asset entities, in the form of common stock, units or cash to non-accredited investors, will ultimately be determined at pricing based on the initial public offering price of our common stock, and will increase or decrease as the initial public offering price of our common stock increases or decreases. The initial public offering price will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. Prior to this offering, there has been no public market for our common stock. As such, the initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

•	Each of the agreements and plan of mergers in connection with the merger transactions described above contains representations and warranties that will not survive after the closing of the merger transactions, and certain covenants of the asset entities, including a covenant requiring the asset entities to use commercially reasonable efforts to conduct its business and operate and maintain its properties in the ordinary course of business consistent with past practice, subject to certain exceptions. In addition, the respective obligations of the parties to consummate the mergers are subject to the satisfaction of certain conditions, including a condition that the registration statement is declared effective under the Securities Act by the Securities and Exchange Commission.

•	Concurrently with the completion of this offering, Mr. Younan will purchase a number of shares of our common stock equal to $1 million divided by the midpoint of the range of prices set forth on the cover of this prospectus at a price per share equal to the initial public offering price and without payment by us of any underwriting discount.

•	YPI S/WL LLC, a Delaware limited liability company owned by Mr. Younan and an affiliate, has agreed to acquire all of the interests in YPI 2323 Shepherd, LLC, a Delaware limited liability company, and YPI 1700 W. Loop, LLC, a Delaware limited liability company, from Passco/Younan Opportunity Fund I, LLC, a Delaware limited liability company, or Passco, for approximately $12.9 million (including the payment of a $300,000 disposition fee to Passco). Mr. Younan is a member of Passco, and in such capacity will receive approximately $1.2 million of the consideration payable to Passco. YPI 2323 Shepherd, LLC currently owns Shepherd Place and YPI 1700 W. Loop, LLC currently owns Younan West Loop. Our operating partnership will acquire the rights and obligations pursuant to such agreement through the merger described above of YPI S/WL LLC with and into our operating partnership in connection with the formation transactions in exchange for common units. We expect to use proceeds from this offering to pay the cash consideration to acquire YPI 2323 Shepherd, LLC and YPI 1700 W. Loop, LLC, and expect these transactions to close immediately following the consummation of the offering.

•	On September 13, 2010, YGH Investments, LLC, a California limited liability company, or YGH, acquired the interest held by Chung Hsien International, L.P., a Texas limited partnership, in 4041 Central Plaza, LLC, for a payment of $16.3 million. YGH used proceeds from the refinanced mortgage secured by Younan Central Plaza to acquire Chung Hsien International L.P.’s interests in 4041 Central Plaza, LLC. Pursuant to this transaction, 4041 Central Plaza, LLC, which owns Younan Central Plaza, is wholly owned by YGH. YGH is currently owned by Mr. Younan and certain third parties. Our operating partnership will acquire YGH through the merger described above of YGH with and into our operating partnership in connection with the formation transactions in exchange for common units with a value of $ million.

•	In May 2010, Mr. Younan made a loan to our predecessor company in the principal amount of $3.4 million pursuant to a demand promissory note, or the Younan loan. The proceeds of the Younan loan were applied by our predecessor company to repay certain mezzanine indebtedness and certain other fees and expenses relating to KPMG Centre. The obligations of our predecessor company under the Younan loan were subsequently assigned to an indirect subsidiary of our predecessor company. At the completion of this offering, all obligations under the Younan loan will be repaid with a portion of the proceeds of this offering.

•	Prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (1) One Graystone Centre, L.P., a Texas limited partnership, the entity that owns One Graystone Centre, a 301,378 rentable square foot office building located in Dallas, Texas, (2) YPI 1010 Lamar, LLC, a Delaware limited liability company, the entity that owns 1010 Lamar, a 263,385 rentable square foot office building located in Houston, Texas and (3) Younan Plaza, LLC, a Delaware limited liability company, the entity that owns 6464 Savoy, an 180,236 square foot unoccupied office building located in Houston, Texas which was damaged during Hurricane Ike in September 2008. In conjunction with this offering, our operating partnership will enter into (1) a property management and leasing agreement with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC pursuant to which our operating partnership will operate and manage One Graystone Centre, 1010 Lamar and 6464 Savoy, and (2) an option agreement with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC pursuant to which our operating partnership will obtain both an option and right of first refusal to acquire One Graystone Centre, 1010 Lamar and 6464 Savoy. The terms pursuant to which the option and right of first refusal may be exercised by our operating partnership are described in “Business and Properties — Option Properties.”

•	In addition, prior to the completion of this offering and the formation transactions, the following assets (or the beneficial and economic ownership thereof) will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (1) Mr. Younan’s interest in a $22.9 million mezzanine note that is secured by Thanksgiving Tower, or the Thanksgiving Tower Mezz Note, (2) a $6.5 million B-note, or the Orange Mezz Note, which our predecessor company acquired for $3.0 million, that is secured by an office property located in Orange County, California, (3) an approximately 5.48 acre parcel of real property upon which a former AMC movie theater is located and which constitutes a portion of the real property located at 9400 Central Expressway, (4) an approximately 0.058 acre parcel of real property upon which an advertising billboard is located and which is adjacent to the real property located at Energy Square II, and (5) one parcel of land located in Dallas Fort-Worth and two residential real estate assets in Los Angeles and Dallas Fort-Worth. The borrower on the Orange Mezz Note is currently in default and our predecessor has fully reserved the Orange Mezz Note in its historical financial statements included elsewhere in this prospectus. With respect to the former AMC movie theater site at 9400 Central Expressway, upon completion of this offering and the formation transactions, legal title to such site will be vested in a subsidiary of our operating partnership as agent for the applicable indirect equity owners, including Mr. Younan, but beneficial and economic ownership (including risk of loss and all liabilities) will have been transferred to such indirect equity holders pursuant to a customary agency and title holding agreement. Upon completion of a subdivision of such site, legal title will be transferred to such indirect equity holders.

•	Zaya Younan has entered into a representation, warranty and indemnity agreement, pursuant to which Mr. Younan made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties. For purposes of satisfying any indemnification claims, Mr. Younan will deposit into an escrow shares of our common stock and common units, which, based on the midpoint of the range of prices shown on the cover of this prospectus, is valued at $ and is equal to ten percent (10%) of the consideration payable to Mr. Younan and his affiliates in the formation transactions. Mr. Younan has no obligation to increase the amount of common stock and/or common units in the escrow in the event the trading price of our common stock drops below the initial public offering price. Any and all amounts remaining in the escrow will be distributed to

Mr. Younan after one year from the closing to the extent that claims have not been made against the escrow. If any claim for indemnification is made within such one-year period, all or a portion of the indemnity amount will be held until resolution of such claim, at which time any amounts not used to satisfy such claim will be returned to Mr. Younan. Such indemnification is subject to a one-time aggregate deductible of $500,000 and a cap equal to the value of the consideration in the escrow. Other than Zaya Younan, none of the prior investors or the entities being acquired in the formation transactions will provide any indemnity with respect to such representations and warranties.

•	In connection with the foregoing transactions, we anticipate repaying approximately $602.4 million of debt and other obligations and paying approximately $1.3 million in related loan assumption fees. In addition, as a result of the financing transactions described in the next paragraph, including the use of proceeds therefrom, we expect to have approximately $505.7 million of total debt outstanding upon completion of this offering, the formation transactions and the financing transactions.

•	In conjunction with this offering, we anticipate entering into financing transactions, including a $190 million secured term loan credit facility, the net proceeds of which will be used to refinance selected fixed and variable rate mortgage debt, and a $150 million secured revolving credit facility, of which we expect $150 million to be available to us at the time of this offering, unless the initial public offering price of our common stock is below the midpoint of the range of prices on the cover of this prospectus. We expect to use this facility to fund future tenant improvements, leasing commissions, maintenance capital expenditures, acquisitions and for general corporate purposes.

•	In connection with the foregoing transactions, we expect to adopt a cash and equity-based incentive award plan and other incentive plans for our directors, officers, employees and consultants. In addition, we, as the general partner of the operating partnership, are authorized to cause our operating partnership to issue LTIP units and create one or more additional classes or series of LTIP units for issuance at any time or from time to time to our directors, officers and employees. We expect that an aggregate number of shares of our common stock will be available for issuance under awards granted pursuant to the incentive award plan. See “Executive Compensation.”

Consequences of This Offering and the Formation Transactions

The completion of this offering and the formation transactions will have the following consequences. All amounts are based on the midpoint range set forth on the cover of this prospectus:

•	Our company and our operating partnership will directly own all of the assets contributed by our Predecessor as part of the formation transactions.

•	Purchasers of shares of our common stock in this offering will own % of our outstanding common stock, or % on a fully diluted basis. If the underwriters’ overallotment option is exercised in full, purchasers of shares of our common stock in this offering will own % of our outstanding common stock, or % on a fully diluted basis.

•	Our continuing investors, including Zaya Younan and affiliates, other executive officers and directors, will own % of our outstanding common stock, or % of our outstanding common stock and units on a fully diluted basis. If the underwriters’ overallotment option is exercised in full, our continuing investors, including Mr. Younan and affiliates, other executive officers and directors, will own % of our outstanding common stock, or % of our outstanding common stock and units on a fully diluted basis.

•	The employees of our predecessor company will become our employees.

•	We expect to have total consolidated indebtedness of approximately $505.7 million.

Our Structure

The following diagram depicts our ownership structure upon completion of this offering and the formation transactions:

(1)	On a fully diluted basis, our public stockholders will own % of our outstanding common stock, Mr. Younan, affiliates of Mr. Younan, management and directors will own % of our outstanding common stock and our other continuing investors as a group will own % of our outstanding common stock.

(2)	If the underwriters exercise their overallotment option in full, on a fully diluted basis, our public stockholders will own % of our outstanding common stock, Mr. Younan, affiliates of Mr. Younan, management and directors will own % of our outstanding common stock and our other continuing investors as a group will own % of our outstanding common stock.

(3)	If the underwriters exercise their overallotment option in full, our public stockholders, Mr. Younan, affiliates of Mr. Younan, management and directors and other continuing investors will own %, % and %, respectively, of our outstanding common stock, and we, Mr. Younan, affiliates of Mr. Younan and management and other continuing investors will own %, % , and %, respectively, of the outstanding units.

Description of the Partnership Agreement of Younan Properties, L.P.

A summary of the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of Younan Properties, L.P., which we refer to as the “partnership agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us” and “our company” refer to Younan Properties, Inc.

General

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries. We are the sole general partner of our operating partnership and, upon completion of the formation transactions and this offering, we will own     % of the outstanding common units and LTIP units. In connection with the formation transactions, we will enter into the partnership agreement and our continuing investors who elect to receive common units in the formation transactions and our executive officers who are granted LTIP units will be admitted as limited partners of our operating partnership. The provisions of the partnership agreement described below and elsewhere in this prospectus will be in effect after the completion of the formation transactions and this offering. We do not intend to list the common units in our operating partnership on any exchange or quoted on any national market system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of common units;

•	transfer restrictions on units and other partnership interests;

•	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

•	our ability in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that we may determine, in either case, without the approval or consent of any limited partner; and

•	the right of the limited partners to consent to transfers of our interest in our operating partnership except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our operating partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Maryland Revised Uniform Limited Partnership Act. Our operating partnership may enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Maryland Revised Uniform Limited Partnership Act. However, our operating partnership may not, without our specific consent, which we may give or withhold in our sole and absolute discretion, take, or refrain from taking, any action that, in our judgment, in our sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or our operating partnership.

In general, our board of directors will manage the business and affairs of our operating partnership by directing our business and affairs, in our capacity as the sole general partner of our operating partnership. Except as otherwise expressly provided in the partnership agreement and subject to the rights of holders of any class or series of partnership interest, all management powers over the business and affairs of our operating partnership are exclusively vested in us, in our capacity as the sole general partner of our operating partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over our operating partnership’s business, transact any business in our operating partnership’s name or sign documents for or otherwise bind our operating partnership. We may not be removed as the general partner of our operating partnership, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion. In addition to the powers granted to us under applicable law or any provision of the partnership agreement, but subject to certain other provisions of the partnership agreement and the rights of holders of any class or series of partnership interest, we, in our capacity as the general partner of our operating partnership, have the full and exclusive power and authority to do all things that we deem necessary or desirable to conduct the business and affairs of our operating partnership, to exercise or direct the exercise of all of the powers of our operating partnership and to effectuate the purposes of our operating partnership without the approval or consent of any limited partner. We may authorize our operating partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as we determine to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, we may execute, deliver and perform agreements and transactions on behalf of our operating partnership without the approval or consent of any limited partner.

Restrictions on General Partner’s Authority

The partnership agreement prohibits us, in our capacity as general partner, from taking any action that would make it impossible to carry out the ordinary business of our operating partnership or performing any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided under the partnership agreement. We may not, without the prior consent of the partners of our operating partnership (including us), amend, modify or terminate the partnership agreement, except for certain amendments that we may approve without the approval or consent of any limited partner, described in “— Amendment of the Partnership Agreement,” and certain amendments described below that require the approval of each affected partner. We may not, in our capacity as the general partner of our operating partnership, without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us):

•	take any action in contravention of an express provision or limitation of the partnership agreement;

•	transfer of all or any portion of our general partnership interest in our operating partnership or admit any person as a successor general partner, subject to the exceptions described in “— Transfers and Withdrawals — Restrictions on Transfers by the General Partner;” or

•	voluntarily withdraw as the general partner.

Without the consent of each affected limited partner, we may not enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or our operating partnership from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a limited partner from exercising its redemption rights in full. In addition to any approval or consent required by any other provision of the partnership agreement, we may not, without the consent of each affected partner, amend the partnership agreement or take any other action that would:

•	convert a limited partner into a general partner;

•	modify the limited liability of a limited partner;

•	alter the rights of any partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except to the extent permitted by the partnership agreement in connection with the creation or issuance of any new class or series of partnership interest;

•	alter or modify the redemption rights of holders of common units or the related definitions specified in the partnership agreement;

•	alter or modify the restrictions our ability to transfer all or any portion of our interest in our operating partnership or voluntarily withdraw as the general partner of our operating partnership;

•	remove, alter or amend certain provisions of the partnership agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Sections 857 or 4981 of the Code; or

•	amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above.

Additional Limited Partners

We may cause our operating partnership to issue additional units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, units or other partnership interests or securities issued by our operating partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our operating partnership.

The net capital contribution need not be equal for all limited partners. We may cause our operating partnership to issue LTIP units for no consideration. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of us or our operating partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner is required in connection with the admission of any additional limited partner.

The partnership agreement authorizes our operating partnership to issue common units and LTIP units, and our operating partnership may issue additional partnership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our operating partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

Ability to Engage in Other Businesses; Conflicts of Interest

We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.

Distributions

Our operating partnership will distribute quarterly, or on any more or less frequent basis as we may in our sole and absolute discretion determine, all, or such portion as we may in our sole and absolute discretion determine, of the available cash (as that term is defined in the partnership agreement) generated by our operating partnership during such quarter:

•	first, with respect to any partnership interests that are entitled to any preference in distribution, in accordance with the rights of the holders of such class(es) or series of partnership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and

•	second, with respect to any partnership interests that are not entitled to any preference in distribution, including the common units and, except as described below under “— Special Allocations and Liquidating Distributions on LTIP Units” with respect to liquidating distributions and as may be provided in the Incentive Award Plan or any applicable award agreement, the LTIP units, in accordance with the rights of the holders of such class(es) or series of partnership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.

Distributions payable with respect to any units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than units issued to us in connection with the issuance of shares of our common stock, will be prorated based on the portion of the period that such units were outstanding.

Allocations

Except for the special allocations to holders of LTIP units described below under “Special Allocations and Liquidating Distributions on LTIP Units,” and subject to the rights of the holders of any other class or series of partnership interest, net income or net loss of our operating partnership will generally be allocated to us, as the general partner, and to the limited partners in accordance with the partners’ respective percentage ownership of the aggregate outstanding common units and LTIP units. Allocations to holders of a class or series of partnership interest will generally be made proportionately to all such holders in respect of such class or series. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations. See “Material U.S. Federal Income Tax Considerations — Taxation of Our Company — Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

Special Allocations and Liquidating Distributions on LTIP Units

A partner’s initial capital account balance is equal to the amount the partner paid (or contributed to the operating partnership) for its units and is subject to subsequent adjustments, including as the result of allocations of the partner’s share of income or loss of the operating partnership. Because a holder of LTIP units generally will not pay for the LTIP units, the initial capital account balance attributable to such LTIP units will be zero. However, the partnership agreement provides that holders of LTIP units will receive special allocations of income in the event of a sale or “hypothetical sale” of the assets of our operating partnership, prior to the allocation of income to us or other holders of common units with respect to our or their common units. Such income will be allocated to holders of LTIP units to the extent necessary to cause the capital account of a holder of LTIP units to be economically equivalent to our capital account with respect to an equal number of common units. The term “hypothetical sale” does not refer to an actual sale of our operating partnership’s assets, but refers to certain adjustments to the value of the operating partnership’s assets and the partners’ capital account balances, determined as if there had been a sale of such assets at their fair market value, as required by applicable Treasury Regulations. Further, we may delay or accelerate allocations to holders of LTIP units, or adjust the allocation of income or loss among the holders of LTIP units, so that, for the year during which each LTIP unit’s distribution participation date falls, the ratio of the income and loss allocated to the LTIP unit to the total amounts distributed with respect to each such LTIP unit is more nearly equal to the ratio of the income and loss allocated to our common units to the amounts distributed to us with respect to our common units.

Because distributions upon liquidation of our operating partnership will be made in accordance with the partners’ respective capital account balances, not numbers of units, LTIP units will not have full parity with common units with respect to liquidating distributions until the special allocations of income to the holders of LTIP units in the event of a sale or “hypothetical sale” of the operating partnership’s assets causes the capital account of a holder of LTIP units to be economically equivalent to our capital account with respect to an equal number of common units. To the extent that there is not sufficient income to allocate to an LTIP unitholder’s capital account to cause such capital account to become economically equivalent to our capital account with respect to an equal number of common units, or if such a sale or “hypothetical sale” does not occur, the holder’s LTIP units will not achieve parity with common units with respect to liquidating distributions.

Borrowing by the Operating Partnership

We may cause our operating partnership to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of our operating partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of our operating partnership.

Reimbursements of Expenses; Transactions with General Partner and its Affiliates

We will not receive any compensation for our services as the general partner of our operating partnership. We have the same right to distributions as other holders of common units. In addition, our operating partnership must reimburse us for all amounts expended by us in connection with our operating partnership’s business, including expenses relating to the ownership of interests in and management and operation of our operating partnership, compensation of officers and employees, including payments under future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees or employees of our operating partnership will receive payments based upon dividends on or the value of our common stock, director fees and expenses, any expenses (other than the purchase price) incurred by us in connection with the redemption or repurchase of shares of our preferred stock and our costs and expenses of being a public company, including costs of filings with the SEC, reports and other distributions to our stockholders. Our operating partnership must reimburse us for all expenses incurred by us relating to any offering of our stock, including any underwriting discounts or commissions, based on the percentage of the net proceeds from such issuance that we contribute or otherwise make available to our operating partnership. Any reimbursement will be reduced by the amount of any interest we earn on funds we hold on behalf of our operating partnership.

We and our affiliates may engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

Exculpation and Indemnification of General Partner

The partnership agreement provides that we are not liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no such obligation or liability will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission. We, as the general partner of our operating partnership, are not responsible for any misconduct or negligence on the part of our employees or agents, provided that we appoint such employees or agents in good faith. We, as the general partner of our operating partnership, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action that we take or omit to take in reliance upon the opinion of such persons, as to matters which we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

In addition, the partnership agreement requires our operating partnership to indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Business Combinations of Our Operating Partnership

Subject to the limitations on the transfer of our interest in our operating partnership described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” we generally have the exclusive power to cause our operating partnership to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. However, in connection with the acquisition of properties from persons to whom our operating partnership issues units or other partnership interests as part of the purchase price, in order to preserve such persons’ tax deferral, our operating partnership may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Qualifying Parties

Beginning fourteen months after first becoming a holder of common units, each limited partner and some assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner or assignee in exchange for a cash amount per common unit equal to the value of one share of our common stock, determined in accordance with and subject to adjustment under the partnership agreement. Our operating partnership’s obligation to redeem common units does not arise and is not binding against our operating partnership until the sixth business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption. If we do not elect to acquire the common units tendered for redemption in exchange for shares of our common stock (as described below), our operating partnership must deliver the cash redemption amount on or before the tenth business day after we receive the holder’s notice of redemption.

On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in “Description of Securities—Restrictions on Ownership and Transfer,” elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of common stock for each common unit, subject to adjustment as provided in the partnership agreement. The holder of the common units tendered for redemption must provide certain information, certifications, representations, opinions and other instruments to ensure compliance with the restrictions on ownership and transfer of our stock set forth in our charter and the Securities Act. The partnership agreement does not require us to register, qualify or list any shares of common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange. Shares of our common stock issued in exchange for common units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws.

Transfers and Withdrawals

Restrictions on Transfers by Limited Partners

Until the expiration of fourteen months after the date on which a limited partner first acquires a partnership interest, the limited partner generally may not directly or indirectly transfer all or any portion of its partnership interest without our consent, which we may give or withhold in our sole and absolute discretion, except for certain permitted transfers to certain affiliates, family members and charities, and certain pledges of partnership interests to lending institutions in connection with bona fide loans.

After the expiration of fourteen months after the date on which a limited partner first acquires a partnership interest, the limited partner will have the right to transfer all or any portion of its partnership interest without our consent to any person that is an “accredited investor,” within meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal. Unless waived by us in our sole and absolute discretion, a transferring limited partner must also deliver an opinion of counsel reasonably satisfactory to us that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any state securities laws or regulations applicable to our operating partnership or the partnership interest proposed to be transferred. We may exercise our right of first refusal in connection with a proposed transfer by a limited partner within ten business days of our receipt of notice of the proposed transfer, which must include the identity and address of the proposed transferee and the amount and type of consideration proposed to be paid for the partnership interest. We may deliver all or any portion of any cash consideration proposed to be paid for a partnership interest that we acquire pursuant to our right of first refusal in the form of a note payable to the transferring limited partner not more than 180 days after our purchase of such partnership interest.

Any transferee of a limited partner’s partnership interest must assume by operation of law or express agreement all of the obligations of the transferring limited partner under the partnership agreement with respect to the transferred interest, and no transfer (other than a transfer pursuant to a statutory merger or consolidation in which the obligations and liabilities of the transferring limited partner are assumed by a successor corporation by operation of law) will relieve the transferring limited partner of its obligations under the partnership agreement without our consent, which we may give or withhold in our sole and absolute discretion.

We may take any action we determine is necessary or appropriate in our sole and absolute discretion to prevent our operating partnership from being taxable as a corporation for U.S. federal income tax purposes. No transfer by a limited partner of its partnership interest, including any redemption or any acquisition of partnership interests by us or by our operating partnership or conversion of LTIP units into common units, may be made to or by any person without our consent, which we may give or withhold in our sole and absolute discretion, if the transfer could:

•	result in our operating partnership being treated as an association taxable as a corporation for U.S. federal income tax purposes;

•	result in a termination of our operating partnership under Section 708 of the Code;

•	be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder;

•	result in our operating partnership being unable to qualify for one or more of the “safe harbors” set forth in Section 7704 of the Code and the Treasury Regulations thereunder; or

•	based on the advice of counsel to us or our operating partnership, adversely affect our ability to continue to qualify as a REIT or subject us to any additional taxes under Sections 857 or 4981 of the Code.

Admission of Substituted Limited Partners

No limited partner has the right to substitute a transferee as a limited partner in its place. A transferee of a partnership interest of a limited partner may be admitted as a substituted limited partner only with our consent, which we may give or withhold in our sole and absolute discretion, and only if the transferee accepts all of the obligations of a limited partner under the partnership and executes such instruments as we may require to evidence such acceptance and to effect the assignee’s admission as a limited partner. Any assignee of a partnership interest that is not admitted as a limited partner will be entitled to all the rights of an assignee of a limited partnership interest under the partnership agreement and the Maryland Revised Uniform Limited Partnership Act, including the right to receive distributions from our operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of our operating partnership attributable to the partnership interest held by the assignee and the rights to transfer and redemption of the partnership interest provided in the partnership agreement, but will not be deemed to be a limited partner or holder of a partnership interest for any other purpose under the partnership agreement or the Maryland Revised Uniform Limited Partnership Act, and will not be entitled to consent to or vote on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Maryland Revised Uniform Limited Partnership Act, will remain with the transferring limited partner.

Restrictions on Transfers by the General Partner

We may not transfer all or any portion of our interest in our operating partnership, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us), except that, subject to the rights of holders of any class or series of partnership interest, we may transfer all (but not less than all) of our general partnership interest:

•	to any person that is an affiliate of us; or

•	in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of the our stock described in “—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions Involving Us.”

In addition, any transferee of our interest in our operating partnership must be admitted as a general partner of our operating partnership, assume, by operation of law or express agreement, all of our obligations as general partner under the partnership agreement, accept all of the terms and conditions of the partnership agreement and execute such instruments as may be necessary to effectuate the transferee’s admission as a general partner.

Restrictions on Transfers by Any Partner

Any transfer or purported transfer of a partnership interest other than in accordance with the partnership agreement will be void. Partnership interests may be transferred only on the first day of a fiscal quarter, and no partnership interest may be transferred to any lender under certain nonrecourse loans to us or our operating partnership, in either case, unless we otherwise consent, which we may give or withhold in our sole and absolute discretion. No transfer of any partnership interest, including in connection with any redemption or acquisition of units by us or by our operating partnership or any conversion of LTIP units into common units, may be made:

•	to a person or entity that lacks the legal right, power or capacity to own the partnership interest;

•	in violation of applicable law;

•	without our consent, which we may give or withhold in our sole and absolute discretion, of any component portion of a partnership interest, such as a partner’s capital account or rights to distributions, separate and apart from all other components of the partner’s interest in our operating partnership;

•	if the proposed transfer could cause us or any of our affiliates to fail to comply with the requirements under the Code for qualifying as a REIT or as a “qualified REIT subsidiary” (within the meaning of Code Section 856(i)(2));

•	without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause a termination of our operating partnership for U.S. federal or state income tax purposes (other than a result of the redemption or acquisition by us of all units held by limited partners);

•	if the proposed transfer could, based on the advice of legal counsel to us or our operating partnership, cause our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (other than as a result of the redemption or acquisition by us of all units held by limited partners);

•	if the proposed transfer would cause our operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a “party-in-interest” for purposes of ERISA or a “disqualified person” as defined in Section 4975(c) of the Code;

•	if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to applicable regulations of the United States Department of Labor;

•	if the proposed transfer requires the registration of the partnership interest under any applicable federal or state securities laws;

•	without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer (1) could be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (2) could cause our operating partnership to become a “publicly traded partnership,” as that term is defined in Sections 469(k)(2) or 7704(b) of the Code, or (3) could cause our operating partnership to fail one or more of the “safe harbors” within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

•	if the proposed transfer would cause our operating partnership (as opposed to us) to become a reporting company under the Exchange Act; or

•	if the proposed transfer subjects our operating partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Withdrawal of Partners

We may not voluntarily withdraw as the general partner of our operating partnership without the consent of a majority in interest of the limited partners holding units (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us) other than upon the transfer of our entire interest in our operating partnership and the admission of our successor as a general partner of our operating partnership. A limited partner may withdraw from our operating partnership only as a result of a transfer of the limited partner’s entire partnership interest in accordance with the partnership agreement and the admission of the limited partner’s successor as a limited partner of our operating partnership or as a result of the redemption or acquisition by us of the limited partner’s entire partnership interest.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions Involving Us

We may transfer all or any portion of our interest in our operating partnership in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of our stock or other outstanding equity interests without the approval or consent of any limited partner if:

•	in connection with such event, all of the limited partners will receive or have the right to elect to receive, for each common unit, the greatest amount of cash, securities or other property paid to a holder of one share of our common stock (subject to adjustment in accordance with the partnership agreement) in the transaction and, if a purchase, tender or exchange offer is made and accepted by holders of our common stock in connection with the event, each holder of common units receives, or has the right to elect to receive, the greatest amount of cash, securities or other property that the holder would have received if it had exercised its redemption right and received shares of our common stock in exchange for its common units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•	substantially all of the assets of our operating partnership will be owned by a surviving entity (which may be our operating partnership) in which the limited partners of our operating partnership holding common units immediately before the event will hold a percentage interest based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving entity immediately before the event, which interest will be on terms that are at least as favorable as the terms of the common units in effect immediately before the event and as those applicable to any other limited partners or non-managing members of the surviving entity and will include a right to redeem interests in the surviving entity for the consideration described in the preceding bullet or cash on similar terms as those in effect with respect to the common units immediately before the event, or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

Amendment of the Partnership Agreement

Except for certain amendments described below that we may approve without the approval or consent of any limited partner and amendments requiring the consent of each affected partner described in “—Restrictions on General Partner’s Authority,” amendments to the partnership agreement must be approved by a majority in interest of the partners, including us and our subsidiaries. Amendments to the partnership agreement may be proposed only by us or by limited partners holding 25% or more of the partnership interests held by limited partners. Following such a proposal, we must submit any proposed amendment that requires the consent, approval or vote of any partners to the partners entitled to vote on the amendment for approval and seek the consent of such partners to the amendment.

We may, without the approval or consent of any limited partner but subject to the rights of holders of any additional class or series of partnership interest, amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

•	to add to our obligations as general partner or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•	to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest, the termination of our operating partnership in accordance with the partnership agreement or the adjustment of the number of outstanding LTIP units, or a subdivision or combination of outstanding LTIP units, to maintain a one-for-one conversion and economic equivalence between LTIP units and common units;

•	to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement that is not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•	to set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders any additional classes or series of partnership interest;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

•	to reflect such changes as are reasonably necessary for us to maintain our status as a REIT or satisfy the requirements for us to qualify as a REIT or to reflect the transfer of all or any part of a partnership interest among us and any entity that is disregarded with respect to us for U.S. federal income tax purposes;

•	to modify the manner in which items of net income or net loss are allocated or the manner in which capital accounts are adjusted, computed, or maintained (but in each case only to the extent provided by the partnership agreement and permitted by applicable law);

•	to reflect the issuance of additional partnership interests; and

•	to reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of us or our operating partnership and that does not require the consent of each affected partner as described in “— Restrictions on General Partner’s Authority.”

Any amendment to the provisions of the partnership agreement that requires the approval or consent of any partner or group of partners to any action may be amended only with the approval or consent of such partner or group of partners.

Procedures for Actions and Consents of Partners

Meetings of partners may be called only by us, to transact any business that we determine. Notice of any meeting must be given to all partners entitled to act at the meeting not less than seven days nor more than 60 days before the date of the meeting. Unless approval by a different number or proportion of the partners is required by the partnership agreement, the affirmative vote of the partners holding a majority of the outstanding partnership interests held by partners entitled to act on any proposal is sufficient to approve the proposal at a meeting of the partners. Partners may vote in person or by proxy. Each meeting of partners will be conducted by us or any other person we appoint, pursuant to rules for the conduct of the meeting determined by the person conducting the meeting. Whenever the vote, approval or consent of partners is permitted or required under the partnership agreement, such vote, approval or consent may be given at a meeting of partners, and any action requiring the approval or consent of any partner or group of partners or that is otherwise required or permitted to be taken at a meeting of the partners may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken, approved or consented to is given by partners whose affirmative vote would be sufficient to approve such action or provide such approval or consent at a meeting of the partners. If we seek the approval or consent of partners on any matter in writing or by electronic transmission, we may require a response within a reasonable specified time, but not less than fifteen days, and failure to respond in such time period will constitute a partner’s consent consistent with our recommendation, if any, with respect to the matter.

Dissolution

Our operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•	the removal or withdrawal of the last remaining general partner in accordance with the partnership agreement, the withdrawal of the last remaining general partner in violation of the partnership agreement or the involuntary withdrawal of the last remaining general partner as a result of such general partner’s death, adjudication of incompetency, dissolution or other termination of legal existence or the occurrence of certain events relating to the bankruptcy or insolvency of such general partner unless, within ninety days after any such withdrawal, a majority in interest of the remaining partners agree in writing, in their sole and absolute discretion, to continue our operating partnership and to the appointment, effective as of the date of such withdrawal, of a successor general partner;

•	an election to dissolve our operating partnership by us, in our sole and absolute discretion, with or without the consent of a majority in interest of the partners;

•	the entry of a decree of judicial dissolution of our operating partnership pursuant to the Maryland Revised Uniform Limited Partnership Act;

•	the sale or other disposition of all or substantially all of the assets of our operating partnership not in the ordinary course of our operating partnership’s business or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of our operating partnership not in the ordinary course of our operating partnership’s business; or

•	the redemption or other the acquisition by us or our operating partnership of all of the outstanding partnership interests other than partnership interests held by us.

Upon dissolution we or, if there is no remaining general partner, a liquidator will proceed to liquidate the assets of our operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement and among holders of partnership interests in accordance with their capital account balances.

Tax Matters

Pursuant to the partnership agreement, we, as the general partner, are the tax matters partner of our operating partnership, and in such capacity, have the authority to handle tax audits on behalf of our operating partnership. In addition, as the general partner, we have the authority to arrange for the preparation and filing of our operating partnership’s tax returns and to make tax elections under the Code on behalf of our operating partnership.

LTIP Units

Our operating partnership is authorized to issue a class of units designated as “LTIP units.” We may cause our operating partnership to issue LTIP units to persons who provide services to or for the benefit of our operating partnership, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as limited partners of our operating partnership, without the approval or consent of any limited partner. Further, we may cause our operating partnership to issue LTIP units in one or more classes or series, with such terms as we may determine, without the approval or consent of any limited partner. LTIP units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of the Incentive Award Plan or any other applicable equity-based plan and the terms of any award agreement relating to the issuance of the LTIP Units.

Conversion Rights

Vested LTIP units are convertible at the option of each limited partner and some assignees of limited partners into common units, upon notice to us and our operating partnership, to the extent that the capital account balance of the LTIP unitholder with respect to all of his or her LTIP units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating partnership to convert vested LTIP units eligible for conversion into an equal number of common units at any time, upon at least 10 and not more than 60 days’ notice to the holder of the LTIP units.

If we or our operating partnership is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating partnership to convert any vested LTIP units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. If holders of common units have the opportunity to elect the form or type of consideration to be received in any such transaction, we must give prompt written notice to each LTIP unitholder of such opportunity and use commercially reasonable efforts to allow LTIP unitholders the opportunity to make such elections with respect to the common units that each LTIP unitholder will receive upon conversion of his or her LTIP units. Our operating partnership must use commercially reasonable efforts to cause each holder of LTIP units (other than a party to such a transaction or an affiliate of such a party) that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction. Our operating partnership must also use commercially reasonable efforts to enter into an agreement with the successor or purchasing entity in any such transaction for the benefit of the LTIP unitholders, enabling the holders of LTIP units that remain outstanding after such a transaction to convert their LTIP units into securities as comparable as reasonably possible under the circumstances to common units and preserving as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in the partnership agreement for the benefit of the LTIP unitholders.

Any conversion of LTIP units into common units will be effective as of the close of business on the effective date of the conversion.

Transfer

Unless the Incentive Award Plan, any other applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of LTIP units, LTIP units are transferable to the same extent as common units, as described above in “—Transfers and Withdrawals.”

Voting Rights

Limited partners holding LTIP units are entitled to vote together as a class with limited partners holding common units on all matters on which limited partners holding common units are entitled to vote or consent, and may cast one vote for each LTIP unit so held.

Adjustment of LTIP Units

If our operating partnership takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding LTIP units or subdivide or combine outstanding LTIP units to maintain a one-for-one conversion ratio and economic equivalence between common units and LTIP units.

Principal Stockholders

The following table sets forth, as of          , 2010, certain information regarding the beneficial ownership of shares of our common stock and shares of common stock into which units are exchangeable immediately following the completion of this offering and the formation transactions for (i) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (ii) each of our directors, director nominees and named executive officers, and (iii) all of our directors, director nominees and executive officers as a group. This table assumes that the formation transactions and this offering are completed, and gives effect to the expected issuance of common stock and units in connection with this offering and the formation transactions. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold shares of common stock as opposed to units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are exercisable as of          , 2010 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Younan Properties, Inc., 5959 Topanga Canyon Boulevard, Suite 200, Woodland Hills, California 91367.

Number of Shares
	and Units		Percentage of
	Beneficially	Percentage of	All Shares
Name of Beneficial Owner	Owned	All Shares(1)	and Units(2)

Zaya S. Younan(3)
Robert Peddicord(4)
Andres R. Gavinet(5)
Adam I. Knowlton(6)
John R. Cook(7)
Joy DeBacker(8)
Brian Hennessey(9)
Wallace Smith(10)
Glenn Carpenter(11)
Robert M. La Forgia(12)
Edward K. Aldag, Jr.(13)
Michael J. O’Hanlon(14)
Robert L. Corey(15)
Devi P. Katragadda(16)
All directors, director nominees and executive officers as a group (14 persons)
Other 5% Stockholders

*	Less than 1.0%

(1)	Assumes shares of common stock are outstanding immediately following this offering. In addition, amounts for individuals assume that all units held by the person are exchanged for shares of our common stock, and amounts for all directors, director nominees and executive officers as a group assume all units held by them are exchanged for shares of our common stock in each case, regardless of when such units are exchangeable. The total number of shares of our common stock outstanding used in calculating this percentage assumes that none of the units held by other persons are exchanged for shares of our common stock.

(2)	Assumes a total of shares of our common stock and common units, which units may be exchanged for cash or shares of our common stock as described in “Description of the Partnership Agreement of Younan Properties, L.P.” are outstanding immediately following this offering and LTIP units, which units may become convertible into common units under certain circumstances as described in “Description of the Partnership Agreement of Younan Properties, L.P.”

(3)	Consists of shares of common stock and common units.

(4)	Consists of shares of common stock and common units.

(5)	Consists of shares of common stock and common units.

(6)	Consists of shares of common stock and common units.

(7)	Consists of shares of common stock and common units.

(8)	Consists of shares of common stock and common units.

(9)	Consists of shares of common stock and common units.

(10)	Consists of shares of common stock and common units.

(11)	Consists of shares of common stock and common units.

(12)	Consists of shares of common stock and common units.

(13)	Consists of shares of common stock and common units.

(14)	Consists of shares of common stock and common units.

(15)	Consists of shares of common stock and common units.

(16)	Consists of shares of common stock and common units.

Description of Securities

The following summary of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Maryland law and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 400 million shares of common stock, $0.01 par value per share, or common stock, and 10 million shares of preferred stock, $0.01 par value per share, or preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of this offering and the other transactions described in this prospectus,          shares of our common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such stock if, as and when authorized by our board of directors out of assets legally available therefor and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of shares of common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors. Directors are elected by a plurality of all the votes cast in the election of directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our company and generally have no appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on such matter is required to remove a director or to amend the provisions of our charter relating to the removal of directors or the vote required to amend the removal provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the number of shares in each class or series and to set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any class or series of preferred stock. Prior to issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over the shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

We have no stockholder rights plan, and, in the future, we will not adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we will submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly or through certain constructive ownership rules by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, excluding any shares of common stock that are not treated as outstanding for federal income tax purposes, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby violate the applicable ownership limit.

Our charter provides that our board of directors, subject to certain limits including the directors’ duties under applicable law, shall prospectively exempt a person from either or both of the ownership limits and, if necessary, establish a different limit on ownership for such person if it reasonably determines that such exemption could not cause or permit:

•	any individual’s actual or beneficial ownership of our stock to exceed the ownership limits; or

•	us to own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us).

In addition, our board of directors, in its sole and absolute discretion, may exempt (prospectively and/or retroactively) a person from the ownership limits, subject to the condition, and if the board of directors determines, that such exemption could not cause or permit us to be “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during our first REIT taxable year or the last half of any subsequent taxable year) or otherwise cause us to fail to qualify as a REIT.

As a condition of the exception, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations, covenants and/or undertakings as are reasonably necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

In connection with a waiver of an ownership limit or at any other time, our board of directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to beneficially own more than 49% in value of our outstanding stock or otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

•	any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during our first REIT taxable year or the last half of any subsequent taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, beneficial or constructive ownership of shares of our stock that would result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any the gross income requirements imposed on REITs); and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply until the closing of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or would result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of our stock, then that transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, in the event of a gift, devise or other such transaction, the last sale price reported on the New York Stock Exchange on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NYSE on the date we accept, or our designee accepts, such offer. We must reduce the amount payable to the trustee by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock.

Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sale price reported on the New York Stock Exchange on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee’s sole discretion:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits and the other restrictions on ownership and transfer of our stock set forth in our charter. In addition, any person that is a beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Transfer Agent and Registrar

We expect the transfer agent and registrar for our shares of common stock to be Computershare Trust Company, N.A.

Material Provisions of Maryland Law and of Our Charter and Bylaws

The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number required under the MGCL nor, unless our bylaws are amended, more than fifteen. Upon completion of this offering, we expect to have seven directors.

Our charter also provides that, at such time as we become eligible to elect to be subject to certain elective provisions of the MGCL (which we expect will be upon completion of this offering) and except as may be provided by our board of directors in setting the terms of any class or series of stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director so elected will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of our directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualified under the MGCL. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Our board of directors has exempted from the business combination provisions of the MGCL business combinations between us and any interested stockholder, and our bylaws provide that our board of directors may alter or repeal this resolution in whole or in part only if approved by the affirmative vote of a majority of the votes cast on the matter by our common stockholders.

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, a board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has exempted from the business combination provisions of the MGCL business combinations between us and any interested stockholder, and our bylaws provide that our board of directors may alter or repeal this resolution in whole or in part only if approved by the affirmative vote of a majority of the votes cast on the matter by our common stockholders. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any interested stockholder, unless our board in the future alters or repeals this resolution upon the specified vote of our common stockholders. As a result, anyone who is or later becomes an interested stockholder may be able to enter into business combinations with us without compliance by our company with the five-year moratorium, supermajority vote requirements and the other provisions of the statute.

Control Share Acquisitions

Our bylaws contain a provision exempting from the control share acquisition statute of the MGCL any and all acquisitions by any person of our common stock, and our board of directors may amend this provision of our bylaws (and we may opt in to the control share acquisition statute) only if approved by the affirmative vote of a majority of the votes cast on the matter by our common stockholders.

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, generally, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person who made or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute of the MGCL any and all acquisitions by any person of our common stock, and our board of directors may amend this provision of our bylaws (and we may opt in to the control share acquisition statute) only if approved by the affirmative vote of a majority of the votes cast on the matter by our common stockholders.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election and except as may be provided by our board of directors in setting the terms of any class or series of stock, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the board, which removal will be allowed only for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such meeting to call a special meeting. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or elect to be subject to one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Other than amendments to certain provisions of our charter relating to the removal of directors or the vote required to amend such provision and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in the charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors or the vote required to amend such provision may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws, except that our board of directors may amend the provisions of our bylaws relating to our opting out of the control share acquisition statute and the business combination provisions of the MGCL or certain provisions of our bylaws governing amendments of our bylaws only if approved by the affirmative vote of a majority of the votes cast on the matter by our common stockholders.

Transactions Outside the Ordinary Course of Business

We generally may not merge with or into or consolidate with another company, sell all or substantially all of our assets or engage in a share exchange unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president and our board of directors. Additionally, subject to the provisions of our bylaws, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•	with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who was a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has provided the information and certifications required by the advance notice procedures set forth in our bylaws.

•	with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•	provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has provided the information and certifications required by the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The restrictions on ownership and transfer of our stock, the provisions of our charter regarding the removal of directors, the exclusive power of our board of directors to fill vacancies on the board and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors were to opt in to the provisions of Subtitle 8 of Title 3 of the MGCL, providing for a classified board of directors, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s of officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The partnership agreement provides that we, as general partner, and our directors, officers, employees, agents and designees are indemnified to the extent provided therein. See “Description of the Partnership Agreement of Younan Properties, L.P.—Exculpation and Indemnification of General Partner.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Restrictions on Ownership and Transfer

Subject to certain exceptions, our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of our stock. For a fuller description of this and other restrictions on ownership and transfer of our stock, see “Description of Securities—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to be qualified as a REIT.

Shares Eligible For Future Sale

General

Upon completion of this offering, we will have outstanding           shares of our common stock (           shares if the underwriters’ overallotment option is exercised in full), including shares of restricted stock with an approximate value of $      million (           shares) issued to our officers, directors and employees in consideration of their services as officers, directors and/or employees of our company. In addition, upon completion of this offering,          shares of our common stock will be reserved for issuance upon exchange of common units.

Of these shares, the           shares sold in this offering (           shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining          shares issued to our officers, directors and employees plus any shares purchased by affiliates in this offering and the shares of our common stock owned by affiliates upon the exchange of common units tendered for redemption will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the New York Stock Exchange is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of common units tendered for redemption or the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Securities—Restrictions on Ownership and Transfer.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their overallotment option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of           common units to certain continuing investors. Beginning on or after the date which is 14 months after a limited partner first acquires common units, a limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value (determined in accordance with the partnership agreement) of an equivalent number (subject to adjustments under certain circumstances) of shares of our common stock at the time of the redemption, or, at our election, exchange such common units for shares of our common stock, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer” and “Description of the Partnership Agreement of Younan Properties, L.P.”

Registration Rights

In connection with the completion of this offering, we will grant those persons who will receive common stock and common units in the formation transactions certain registration rights with respect to such shares of our common stock that are acquired in the formation transactions and any shares of our common stock that may be acquired by them in connection with the exchange of common units tendered for redemption. An aggregate of     million shares of our common stock to be acquired in the formation transactions are subject to a registration rights agreement (including approximately      million shares issuable upon exchange of common units issued in the formation transactions). Beginning as early as 14 months following completion of this offering, the holders of such shares and common units will be entitled to require us to seek to register all such shares of common stock for public sale, subject to certain exceptions, limitations and conditions precedent. We will bear expenses incident to our registration requirements under the registration rights agreement, except that such expenses shall not include any underwriting fees, discounts or commissions, brokerage or sales commissions, out-of-pocket expenses of the persons exercising the redemption rights or transfer taxes, if any, relating to the sale of such shares.

In addition, Mr. Younan has demand rights (so long as he and his affiliates and family members make a demand to at least 5% in the aggregate of the securities subject to the registration rights agreement) to require us to undertake an underwritten offering under a resale registration statement, provided that we are not obligated to effect more than two such underwritten offerings.

Stock Options and Incentive Plan

We intend to adopt the incentive award plan immediately prior to the completion of this offering. The incentive award plan will provide for the grant of incentive awards to our employees, directors and consultants of our company and our subsidiaries. We intend to reserve          shares of common stock for issuance under the plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the incentive award plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements and Other Contractual Restrictions on Resale

We, each of our officers, directors and director nominees, and all of our other continuing investors have agreed not to sell or transfer any common stock or any securities convertible into or exchangeable or exercisable for our common stock, for 365 days after the completion of this offering without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and

Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock owned by them at the completion of this offering or thereafter acquired by them or with respect to which the power of disposition is acquired;

•	file, or cause to be filed, any registration statement under the Securities Act related to shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax considerations regarding our election to be taxed as a REIT and the acquisition, ownership and disposition of our common stock. For purposes of this section under the heading “Material U.S. Federal Income Tax Considerations,” references to “Younan Properties, Inc.,” “we,” “our,” and “us” mean only Younan Properties, Inc., and not its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Internal Revenue Code of 1986, as amended, or the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	administrative interpretations and practices of the Internal Revenue Service, or the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to the federal income tax treatment of REITs and their stockholders are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, the Treasury Regulations, and related administrative and judicial interpretations thereof. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may change or adversely affect the tax considerations described in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our common stock or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the specific tax consequences to you of:

•	the acquisition, ownership or disposition of our common stock, including the U.S. federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General.  We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2010. We believe we are organized and will operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2010, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been, or will continue to be, organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock and our intended election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to us to the effect that, commencing with our taxable year ending December 31, 2010, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a certificate provided by one of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date.

Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that is generally required to pay tax at the corporate level. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•	First, we will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect.

•	Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•	Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test and (B) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	Sixth, if we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the REIT asset tests, described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the C corporation’s basis in the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

•	Tenth, from time to time, we may own certain subsidiaries that are C corporations, such as a taxable REIT subsidiary, which generally will be required to pay federal corporate income tax on their earnings.

•	Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations.

•	Twelfth, we may be required to pay penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

Requirements for Qualification as a REIT.  The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for special Code provisions applicable to REITs;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, will operate and will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next two sentences, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. Moreover, if our failure to satisfy the share ownership requirements is due to reasonable cause and not willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We will have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.  In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the REIT gross income tests and the REIT asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the REIT gross income and REIT asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We expect to control our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation for U.S. federal income tax purposes, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not required to pay U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.  We currently hold an interest in a taxable REIT subsidiary, and we may acquire securities in one or more additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. A taxable REIT subsidiary generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or healthcare facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests described below. See “—Asset Tests.”

Income Tests.  We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent is not based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	We do not, or an actual or constructive owner of 10% or more of our capital stock does not, actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants of its parent REIT is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent we receive under the lease. If this condition is not met, then the portion of rent attributable to the personal property will not qualify as “rents from real property”; and

•	We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. Notwithstanding the foregoing, we may take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.

Income we receive that is attributable to the rental of parking spaces at our properties generally will constitute rents from real property for purposes of the REIT gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces will meet these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges, we hedge other risks or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent any taxable REIT subsidiary of ours pays a dividend, we generally will derive our allocable share of such dividend income through our interest in our operating partnership, and such dividend income will qualify under the 95%, but not the 75%, gross income test.

We expect that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the REIT gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “— Taxation of Our Company — General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income.  Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. The IRS may contend, however, that one or more of these sales is a prohibited transaction a is subject to the 100% penalty tax.

Penalty Tax.  Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

If a taxable REIT subsidiary of ours provides services to our tenants, we intend to set the fees paid to our taxable REIT subsidiaries for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests.  At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 25% value limitation, 5% value limitation, the 10% voting securities limitation and the 10% value limitation. In addition, we believe that the value of our taxable REIT subsidiary has not exceeded 25% of the aggregate value of our gross assets. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values unless we (directly or through our operating partnership) acquire securities in the applicable issuer or increase our ownership of securities of such issuer (including as a result of increasing our interest in our operating partnership). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in our operating partnership), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained and intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take such actions within 30 days after the close of any calendar quarter as may be required to cure any noncompliance.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements.  To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions generally are taxable to our existing stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. The amount distributed must not be preferential — i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay cash dividends or we may pay dividends in the form of taxable stock dividends in order to meet the distribution requirements. Recent guidance issued by the IRS sets forth a safe harbor pursuant to which certain part-stock and part-cash dividends distributed by publicly-traded REITs with respect to calendar years through 2011, and in some cases declared as late as December 31, 2012, will be treated as distributions for purposes of the REIT distribution requirements.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a nondeductible 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirements and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges.  We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

Specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to our stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction and individuals may be eligible for preferential tax rates on any qualified dividend income (applicable through 2010, unless extended by Congress). Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year in which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General.  All of our investments will be held indirectly through our operating partnership. In addition, our operating partnership will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and generally are required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, in the computation of our REIT taxable income and for purposes of the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification.  Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities). For example, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations.

If units would otherwise be viewed as readily tradable on a secondary market or the substantial equivalent thereof, interests in our operating partnership may nonetheless be viewed as not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in capital or profits of our operating partnership transferred during any taxable year of our operating partnership does not exceed 2% of the total interests in our operating partnership’s capital or profits, subject to certain exceptions. For purpose of this 2% trading restriction, our interests in our operating partnership are excluded from the determination of the percentage interests in capital or profits of our operating partnership. In addition, this 2% trading restriction does not apply to transfers by a limited partner in one or more transactions during any 30-day period representing in the aggregate more than 2% of the total interests in our operating partnership’s capital or profits. As general partner of our operating partnership, we have the authority to take any steps we determine necessary or appropriate to prevent any trading of interests in our operating partnership that would cause our operating partnership to become a publicly traded partnership, including any steps necessary to ensure compliance with this 2% trading restriction.

If our operating partnership were to be treated as a publicly traded partnership, it would be taxable as a corporation unless it qualified for the statutory “90% qualifying income exception.” Under that exception, a publicly traded partnership is not subject to corporate-level tax if 90% or more of its gross income consists of dividends, interest, “rents from real property” (as that term is defined for purposes of the rules applicable to REITs, with certain modifications), gain from the sale or other disposition of real property, and certain other types of qualifying income.

If our operating partnership or any subsidiary partnership or limited liability company was treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership and each of our other partnerships and limited liability companies will be classified as partnerships or disregarded entities for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction.  The operating partnership agreement generally provides that items of operating income and loss will be allocated to the holders of common units in proportion to the number of common units held by each such unitholder. Mr. Younan may guarantee certain debt of our operating partnership. As a result of these guarantees, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of common units, under limited circumstances Mr. Younan could be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties.  Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property will be contributed to our operating partnership in exchange for interests in our operating partnership in connection with the formation transactions. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We and our operating partnership have agreed to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to our operating partnership. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of our operating partnership (i) will or could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Our Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Tax Considerations Related to the Merger with Our Predecessor Company

We intend to acquire our predecessor company through a merger of our predecessor company with and into us. Such a merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization for U.S. federal income tax purposes, we will succeed to the tax liabilities and earnings and profits, if any, of our predecessor company, and our basis of the assets we acquire from our predecessor company will be determined by reference to the basis of the asset in the hands of our predecessor company.

To qualify as a REIT, any earnings and profits accumulated in a year in which we, or any entity the earnings and profits of which we succeed to, were not a REIT must be distributed as of the close of the taxable year in which we accumulated or acquired such earnings and profits. Our predecessor elected to be taxed as an S corporation for U.S. federal income tax purposes. Assuming that our predecessor qualified as an S corporation for U.S. federal income tax purposes, we believe our predecessor company will have no accumulated earnings and profits at the time of the formation transactions. However, if our predecessor did not qualify as an S corporation for U.S. federal income tax purposes for a material period of time, we may succeed to earnings and profits accumulated by our predecessor company, which we would be required to distribute by the close of the taxable year in which the merger occurs. If the IRS were to determine that we acquired earnings and profits that we failed to distribute prior to the end of the appropriate taxable year, we could avoid disqualification as a REIT by using “deficiency dividend” procedures. Under these procedures, we generally would be required to distribute any such earnings and profits to our stockholders within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS.

In addition, in the case of assets we acquire from a C corporation in a transaction in which the basis of corporation’s assets in our hands is determined by reference to the basis of the asset in the hands of the corporation (a “Carry-Over Basis Transaction”), if we dispose of any such asset in a taxable transaction during the ten-year period beginning on the date of the Carry-Over Basis Transaction, then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date of the Carry-Over Basis Transaction. The foregoing results with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Assuming that our predecessor qualified as an S corporation, we will not be treated as acquiring assets from a C corporation in a Carry-Over Basis Transaction and any sales of such assets in a taxable transaction would not be subject to taxation as described above.

Furthermore, our tax basis in the assets we acquire in a Carry-Over Basis Transaction will be lower than the assets’ fair market values. This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets than would be the case if we had directly purchased the assets in a taxable transaction.

If, our merger with our predecessor company does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger would be treated as a sale of our predecessor company’s assets to us in a taxable transaction, and our predecessor company would recognize taxable gain. In such a case, as the successor-in-interest to our predecessor company, we would be required to pay the tax on any such gain, but we would not succeed to the earnings and profits, if any, of our predecessor company and our basis of the assets we acquire from our predecessor company would not be determined by reference to the basis of the asset in the hands of our predecessor company.

Tax Considerations for Holders of Our Common Stock

The following summary describes the material U.S. federal income tax consequences to you of acquiring, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the U.S. federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our stock through a partnership or other pass-through entity;

•	persons who are subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	foreign governments and international organizations;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

•	persons who hold our stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you hold shares of our common stock and are not a U.S. stockholder, a partnership or an entity classified as a partnership for U.S. federal income tax purposes, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally.  Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Pursuant to recent guidance issued by the IRS, certain part-stock and part-cash dividends distributed by publicly-traded REITs with respect to calendar years though 2011, and in some cases declared as late as December 31, 2012, will be treated as distributions for purposes of the REIT distribution requirements. Under the terms of this guidance, up to 90% of our distributions could be paid in shares of our common stock. If we make such a distribution, taxable stockholders would be required to include the full amount of the dividend (i.e., the cash and the stock portion) as ordinary income (subject to limited exceptions), to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. As a result, U.S. stockholders could recognize taxable income in excess of the cash received and may be required to pay tax with respect to such dividends in excess of the cash received.

Capital Gain Dividends.  Dividends that we properly designate as capital gain dividends will be taxable to our U.S. stockholders as gains from the sale or disposition of a capital asset held for more than one year, to the extent that such gains do not exceed our actual net capital gain for the taxable year. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains.  We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations.  Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock.  If a U.S. stockholder sells or disposes of shares of common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year at the time of such sale or disposition. However, if a U.S. stockholder recognizes loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates.  The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” The currently applicable provisions of the U.S. federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which requires certain United States stockholders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. United States stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding.  We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder comes within certain exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “— Taxation of Non-U.S. stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income, or UBTI, to a tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally.  Distributions (including any taxable stock dividends) that are neither attributable to gain from sales or exchanges by us of U.S. real property interests nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below.

For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. As a result, except with respect to certain distributions attributable to the sale of U.S. real property interests described below, we expect to withhold U.S. income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

•	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests.  Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to US. federal income taxation, unless:

(1) the investment in our stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a non-U.S. corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2) the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act of 1980, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of “U.S. real property interests,” or USRPI, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. stockholders would generally be taxed at the same rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. We also will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury Regulations) of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of any distribution to non-U.S. stockholders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded” on an established securities market located in the U.S. is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains.  Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting from their proportionate share of the tax paid by us on such retained capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability.

Sale of Our Common Stock.  Gain recognized by a non-U.S. stockholder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI. Our common stock will not constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. stockholder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). Non-U.S. stockholders should contact their tax advisors regarding the tax consequences of any sale, exchange, or other taxable disposition of our common stock.

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. stockholder sells our stock, gain arising from the sale or other taxable disposition by a non-U.S. stockholder of such stock would not be subject to U.S. federal income taxation under FIRPTA as a sale of a USRPI if:

(1) such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(2) such non-U.S. stockholder owned, actually and constructively, 5% or less of such class of our stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding Tax.  Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

New Legislation Relating to Foreign Accounts

On March 18, 2010, President Obama signed into law the Hiring Incentives to Restore Employment Act of 2010, which may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to United States stockholders who own the shares through foreign accounts or foreign intermediaries and certain non-United States stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Underwriting

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, including the filing fees and reasonable fees and disbursements of underwriters’ counsel in connection with the FINRA filings, but not including the underwriting discount, are estimated at $           and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to           additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, each of our officers, directors and director nominees, and all of our other continuing investors have agreed not to sell or transfer any common stock or any securities convertible into or exchangeable or exercisable for our common stock, for 365 days after the completion of this offering without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock owned by them at the completion of this offering or thereafter acquired by them or with respect to which the power of disposition is acquired;

•	file, or cause to be filed, any registration statement under the Securities Act related to shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “YPI.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The representatives may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on Internet websites maintained by the representatives. Other than this prospectus in electronic format, any information on each of the representatives’ websites is not part of this prospectus.

Other Relationships

Certain affiliates of the underwriters will be lenders under a facility that provides us with a $150 million secured revolving credit facility and a $190 million secured term loan credit facility upon the completion of this offering. In their capacity as lenders, these affiliates of the underwriters will receive certain financing fees in connection with the credit facility and loan in addition to the underwriting discounts that may result from this offering. In addition, approximately $54 million in the aggregate will be repaid to affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of our underwriters, at or prior to the completion of this offering under five separate outstanding loans. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC will be among the lenders for the secured revolving credit facility and secured loan. This creates potential conflicts of interest for the underwriters because such underwriters and their affiliates have additional interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State, once this prospectus has been approved by the competent authority in such Relevant Member State and published in accordance with the Prospectus Directive as implemented in such Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of this offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with this offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of this offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Legal Matters

Certain legal matters will be passed upon for us by Latham & Watkins LLP, Los Angeles, California, and for the underwriters by Goodwin Procter LLP, Boston, Massachusetts. Venable LLP, Baltimore, Maryland will issue an opinion to us regarding certain matters of Maryland law, including the validity of the common stock offered hereby.

Experts

Ernst & Young, LLP, an independent registered public accounting firm, has audited (i) our balance sheet at June 30, 2010 as set forth in their report and (ii) the combined financial statements and schedule of Younan Properties, Inc. Predecessor at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 as set forth in their reports. We have included each of the aforementioned financial statements in this prospectus and elsewhere in the registration statement in reliance of Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in “Prospectus Summary,” “Economic and Market Overview,” “Business and Properties — Our Submarkets Overview” is derived from market information prepared for us by Rosen Consulting Group, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on Rosen Consulting Group’s authority as an expert in such matters. We paid Rosen Consulting Group a fee of $40,000 for its services.

Where You Can Find More Information

We maintain a website at www.younanproperties.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE ANNUAL, QUARTERLY AND OTHER PERIODIC REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC’S PUBLIC REFERENCE FACILITIES AND THE WEBSITE OF THE SEC REFERRED TO ABOVE.

F-i

Younan Properties, Inc.

Pro Forma Consolidated Financial Statements
(Unaudited and in thousands, except per share amounts)

Younan Properties, Inc. is a Maryland corporation formed on March 26, 2010 which will not have any operating activity until the consummation of our initial public offering and the related acquisition of our predecessor. Accordingly, we believe that a discussion of the results of Younan Properties, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

Our “Predecessor” includes Younan Properties, Inc., a California corporation, YGH Investments, LLC, a California limited liability company, YPI 555 St. Charles Fund, LLC, a Delaware limited liability company, YGAZ, LLC, a California limited liability company, and One Graystone GP, LLC, a Texas limited liability company, and their consolidated subsidiaries that primarily own directly or indirectly 36 office properties. We refer to these entities and their subsidiaries as the “Ownership Entities.” Younan Properties, Inc. had responsibility for the property management and leasing of the properties. Younan Properties, Inc. and the Ownership Entities were under common control for all periods presented. As used in these financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean our Predecessor for the periods presented and Younan Properties, Inc., a Maryland corporation and its consolidated subsidiaries upon consummation of this offering and the formation transactions.

Concurrent with this offering we will enter into a series of formation transactions where we will acquire our Predecessor and its subsidiaries through a series of merger transactions whereby our Predecessor will be merged into a newly formed operating partnership. These acquisitions will be made upon completion of this offering. The acquisition of interests in the predecessor entity will be recorded at historical cost. The Ownership Entities are presented as if this offering and related formation transactions, the acquisition of predecessor non-controlling interests, pre-closing distributions (as described in Note E), concurrent private placement and financing transactions had each occurred on June 30, 2010 for the pro forma combined balance sheet and as of January 1, 2009 for the pro forma combined statements of operations. We have determined that one of our Predecessor entities, Younan Properties, Inc., a California corporation, is the acquirer for accounting purposes. In addition, we have concluded that any interests contributed by the owners of the other Ownership Entities including YGH Investments, LLC, YPI 555 St. Charles Fund, LLC and YGAZ, LLC is a transaction between entities under common control since our Chairman, Chief Executive Officer and President, Zaya Younan, owns the controlling interest in each of the Predecessor entities which, in turn, own a controlling interest in each of the remaining Ownership Entities prior to the completion of the offering, the concurrent private placement and the formation transactions. As a result, the contribution of interests in each of the Ownership Entities will be recorded at historical cost.

In each case assuming an initial public offering price of $           per share, which is the midpoint of the range set forth on the cover of this prospectus. We estimate that the net proceeds from this offering will be approximately $391,895 after deducting the underwriting discount and other offering expenses that were advanced by the predecessor. Upon completion of this offering, we anticipate entering into a $150,000 new secured revolving credit facility and expect to have $150,000 available under this facility. Additionally, we will enter into a $190,000 secured term loan credit facility. Net proceeds from the secured loan will be used to refinance existing secured mortgage debt. In conjunction with this offering, we expect to reduce our existing total outstanding indebtedness by approximately $605,614, acquire $13,825 of equity interests from certain non-controlling investors in our Predecessor for cash, and repay $2,641 of intercompany loan and fund tenant improvements and leasing commissions and general corporate purposes.

Our pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. Our pro forma consolidated financial statements do not purport to (1) represent our financial position that would have actually occurred had this offering, the formation transactions, the acquisition of predecessor non-controlling interests, the pre-closing distributions, concurrent private placement and financing transactions occurred on June 30, 2010, (2) represent the results of our operations that would have actually occurred had this offering, the formation transactions, the acquisition of predecessor non-controlling interests, the pre-closing distributions, concurrent private placement and financing transactions occurred on January 1, 2009 or (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

Younan Properties, Inc.

Pro Forma Consolidated Balance Sheet
June 30, 2010
(Unaudited and in thousands)

									Use of Proceeds
				Acquisition of		Pro Forma				Acquisition of
	Younan			Predecessor		Before				Predecessor
	Properties,		Pre-Offering	Non-	Distribution	Offering and	Proceeds	Financing and		Non-	Other Pro
	Inc. and	YPI	Financing	Controlling	of	Financing	From	Other Equity	Debt	Controlling	Forma		Company
	Subsidiaries	Predecessor	Transactions	Interests	Assets	Transactions	Offering	Transactions	Repayments	Interests	Adjustments		Pro Forma
	(A)	(B)	(C)	(D)	(E)		(F)	(G)	(H)	(I)

Assets
Net investment in real estate	$—	$1,003,278	$—	$—	$(65,826)	$937,452	$—	$—	$—	$—	$—		$937,452
Cash & cash equivalents	1	24,182	16,601	(16,300)	(925)	23,559	391,895	186,685	(558,757)	(13,825)	(1	)(J)	29,556
Restricted cash	—	18,075	201	—	(130)	18,146	—	—	(1,894)	—	—		16,252
Accounts receivable, net	—	2,515	—	—	(205)	2,310	—	—	—	—	—		2,310
Deferred rent receivable, net	—	18,262	—	—	(512)	17,750	—	—	—	—	—		17,750
Prepaid expenses and other assets	—	8,108	574	—	(451)	8,231	(2,282)	4,315	(1,372)	—	—		8,892
Acquired lease intangible assets, net	—	2,874	—	—	(188)	2,686	—	—	—	—	—		2,686

Total assets	$1	$1,077,294	$17,376	$(16,300)	$(68,237)	$1,010,134	$389,613	$191,000	$(562,023)	$(13,825)	$(1)		$1,014,898

Liabilities
Secured notes payable	$—	$926,445	$17,690	$—	$(26,325)	$917,810	$—	$190,000	$(602,139)	$—	$—		$505,671
Unsecured credit facilities	—	3,475	—	—	—	3,475	—	—	(3,475)	—	—		—
Accounts payable and accrued expenses	—	50,790	—	—	803	51,593	—	—	(2,641)	—	—		48,952
Security deposits	—	3,472	—	—	(262)	3,210	—	—	—	—	—		3,210
Acquired lease intangible liabilities, net	—	29,027	—	—	(1,583)	27,444	—	—	—	—	—		27,444
Interest rate contracts	—	481	—	—	—	481	—	—	—	—	—		481

Total liabilities	—	1,013,690	17,690	—	(27,367)	1,004,013	—	190,000	(608,255)	—	—		585,758
Equity
Younan Properties Inc. Predecessor/Shareholders’ equity (deficit)	1	(43,518)	(146)	(138)	(12,899)	(56,700)	389,613	1,000	14,270	(4,836)	(1	)(K)(J)	343,346
Non-controlling interests	—	107,122	(168)	(16,162)	(27,971)	62,821	—	—	31,962	(8,989)	—	(K)	85,794

Total equity	1	63,604	(314)	(16,300)	(40,870)	6,121	389,613	1,000	46,232	(13,825)	(1)		429,140

Total liabilities & equity	$1	$1,077,294	$17,376	$(16,300)	$(68,237)	$1,010,134	$389,613	$191,000	$(562,023)	$(13,825)	$(1)		$1,014,898

Younan Properties, Inc.

Pro Forma Consolidated Income Statement
Six Months Ended June 30, 2010
(Unaudited and in thousands)

	Younan					Acquisition of
	Properties,		Pre-Offering		Financing and	Predecessor	Other Pro
	Inc. and		Financing	Distribution	Other Equity	Non-Controlling	Forma		Company
	Subsidiaries	Predecessor	Transactions	of Assets	Transactions	Interests	Adjustments		Pro Forma
	(AA)	(BB)	(CC)	(DD)	(EE)	(FF)
Revenues
Rental revenues	$—	$73,320	$—	$(3,189)	$—	$—	$—		$70,131
Tenant recoveries	—	12,890	—	(417)	—	—	—		12,473
Other property revenues	—	3,358	—	(269)	—	—	—		3,089

Total property revenues	—	89,568	—	(3,875)	—	—	—		85,693
Expenses
Property operating expenses	—	25,812	—	(1,446)	—	—	82	(GG)	24,448
Real estate taxes	—	11,985	—	(419)	—	—	—		11,566
General and administrative expenses	—	2,773	—	(4)	—	—	1,008	(GG)	3,777
Depreciation and amortization	—	26,669	—	(1,363)	—	—	—		25,306

Total property operating expenses	—	67,239	—	(3,232)	—	—	1,090		65,097
Operating income (loss)	—	22,329	—	(643)	—	—	(1,090)		20,596

Interest income and other expense	—	4	—	0	—	—	143	(HH)	147
Interest expense	—	(25,255)	(381)	147	11,543	—	—		(13,946)
Casualty gain (loss)	—	0	—	0	—	—	—		0
Other gain (loss)	—	0	—	0	—	—	—		0

Income (loss) from continuing operations	—	(2,922)	(381)	(496)	11,543	—	(947)		6,797

Less income (loss) attributable to non-controlling interests	—	1,166	(344)	(781)	12,773	(110)	—	(II)	12,704

Income (loss) attributable to Younan Properties, Inc.	$	$(4,088)	$(37)	$285	$(1,230)	$110	$(947)		$(5,907)

				Pro-Forma earnings per share basic

				Pro-Forma earnings per share diluted

				Pro-Forma weighted average shares basic

				Pro-Forma weighted average shares diluted

Younan Properties, Inc.

Pro Forma Consolidated Income Statement
Year Ended December 31, 2009
(Unaudited and in thousands)

	Younan					Acquisition of
	Properties,		Pre-Offering		Financing and	Predecessor	Other Pro
	Inc. and		Financing	Distribution	Other Equity	Non-Controlling	Forma		Company
	Subsidiaries	Predecessor	Transactions	of Assets	Transactions	Interests	Adjustments		Pro Forma
	(AA)	(BB)	(CC)	(DD)	(EE)	(FF)

Revenues
Rental revenues	$—	$147,533	$—	$(6,056)	$—	$—	$—		$141,477
Tenant recoveries	—	35,027	—	(944)	—	—	—		34,083
Other property revenues	—	7,856	—	(485)	—	—	—		7,371

Total property revenues	—	190,416		(7,485)	—	—	—		183,931
Expenses
Property operating expenses	—	63,279	—	(3,596)	—	—	164	(GG)	59,847
Real estate taxes	—	25,958	—	(1,725)	—	—	—		24,233
General and administrative expenses	—	1,900	—	(39)	—	—	2,016	(GG)	3,877
Depreciation and amortization	—	55,633	—	(3,225)	—	—	—		52,408

Total property operating expenses	—	146,770		(8,585)	—	—	2,180		140,365
Operating income (loss)	—	43,646	—	1,100	—	—	(2,180)		42,566
Interest income and other expense	—	1,855	—	(1,000)	—	—	291	(HH)	1,146
Interest expense		(51,917)	(762)	432	24,197	—	—		(28,050)
Casualty gain (loss)	—	7,315	—	(6,184)	—	—	—		1,131
Other gain (loss)	—	(3,536)	—	3,536	—	—	—		—

Income (loss) from continuing operations	—	(2,637)	(762)	(2,116)	24,197	—	(1,889)		16,793

Less income (loss) attributable to non-controlling interests	—	(2,812)	(670)	2,614	26,911	(861)	—	(II)	25,182

Income (loss) attributable to Younan Properties, Inc.	$	$175	$(92)	$(4,730)	$(2,714)	$(861)	$(1,889)		$(8,389)

				Pro-Forma earnings per share basic					$

				Pro-Forma earnings per share diluted					$

				Pro-Forma weighted average shares basic

				Pro-Forma weighted average shares diluted

Younan Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited and in thousands, except per share amounts)

1.	Adjustments to the Pro Forma Consolidated Balance Sheet

The adjustments to the pro forma consolidated balance sheet as of June 30, 2010 are as follows:

(A) Represents the balance sheet of Younan Properties, Inc. and subsidiaries as of June 30, 2010. We have had no corporate activity since our formation on March 26, 2010, other than the issuance of shares of common stock in connection with the initial capitalization of the company and activity in connection with this offering. Our operations will be carried on through our operating partnership, Younan Properties, L.P. upon completion of this offering. At such time, we, as limited partner of, and as the general partner of, the operating partnership, will own, directly or indirectly,     % of the operating partnership and will have control over major decisions, including decisions related to the sale or refinancing of owned properties. Accordingly, the Company will consolidate the assets, liabilities and results of operations of the operating partnership.

(B) Reflects the historical consolidated balance sheet of our Predecessor as of June 30, 2010. We have determined that Younan Properties, Inc., a California corporation and the largest of the entities that comprises our Predecessor, is the acquiring entity for accounting purposes after considering the applicable implementation guidance and illustrations in ASC Sections 805-10-55-10 through 55-15 discussing business combinations. This determination was based on the following attributes in our offering, concurrent private placement and formation transactions,: (1) the registrant, Younan Properties, Inc., was a new entity formed solely to effect this offering, concurrent private placement and the formation transactions; (2) the controlling shareholder of Younan Properties, Inc., a California corporation and the largest of the entities that comprises our Predecessor, will receive the largest minority voting position in the combined entity after taking into account the potential exchange of the common units in our operating partnership into voting shares of the registrant’s, Younan Properties, Inc., common stock (ASC Section 805-10-55-12); (3) Younan Properties, Inc., a California corporation and the largest of the entities that comprises our Predecessor, employs the same executive management team that will manage us after the completion of this offering, the concurrent private placement and the formation transactions; (4) the Predecessor assets are the only group of assets being contributed; and (5) the executive management team is the team running the businesses that will be acquired by the registrant, including negotiating and arranging new debt to refinance the existing mortgage loans and identifying potential acquisition targets. In addition, we have concluded that any interests contributed by the owners of the other Ownership Entities including YGH Investments, LLC, YPI 555 St. Charles Fund, LLC and YGAZ, LLC is a transaction between entities under common control since our Chairman, Chief Executive Officer and President, Zaya Younan, owns the controlling interest in each of the Predecessor entities which, in turn, own a controlling interest in each of the remaining Ownership Entities prior to the completion of the offering, concurrent private placement and the formation transactions. We have determined that Mr. Zaya Younan has control in each of the Predecessor entities since he is either the sole shareholder as in the case of Younan Properties, Inc., a California Corporation, or is the managing member of YGH Investments, LLC, YPI 555 St. Charles Fund, LLC, YGAZ, LLC and One Graystone GP, LLC and would otherwise consolidate the Predecessor entities in accordance with U.S. generally accepted accounting principles. As a result, the contribution of interests in each of the Ownership Entities will be recorded at historical cost.

(C) Represents the impact of pre-offering financing transactions that occurred subsequent to June 30, 2010. After June 30, 2010, the Company refinanced two loans secured by Younan Corporate Center and Younan Central Plaza. The loan secured by Younan Corporate Center was refinanced on the following terms: a principal balance of $4,192 with the ability to make future draws in an amount equal to approximately $2,508 million subject to satisfaction of certain conditions; fixed rate of

Younan Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements — (Continued)
(Unaudited and in thousands, except per share amounts)

4.72%; effective annual interest rate of 4.72%; maturity date of August 2015 and balance at maturity (if no additional advances are made under the loan) of $3,705. Additionally, after June 30, 2010, the loan secured by Younan Central Plaza was refinanced on the following terms: a principal balance of $30,500; fixed rate of 5.262%; effective annual interest rate of 5.262%; maturity date of October 2015 and a balance at maturity of $28,065.

(D) On September 13, 2010, using the net proceeds received from the refinancing of the loan secured by Younan Central Plaza, YGH Investments, LLC, a California limited liability company acquired the interest held by Chung Hsien International, L.P., a Texas limited partnership (“CHI”) in 4041 Central Plaza, LLC, a Delaware limited liability company for cash consideration of $16,300. The acquisition of the CHI non-controlling interests resulted in a reduction of the book value of the Predecessor’s non-controlling interests by $16,162 and a reduction of its controlling interest by $138.

(E) Prior to the completion of this offering and the formation transactions, the following assets will be distributed to their indirect equity owners, including Mr. Younan, or excluded from the formation transactions: (1) One Graystone Centre, L.P., a Texas limited partnership, the entity that owns One Graystone Centre, a 301,378 rentable square foot office building located in Dallas, (2) YPI 1010 Lamar, LLC, a Delaware limited liability company, the entity that owns 1010 Lamar, a 263,385 rentable square foot office building located in Houston, (3) Younan Plaza, LLC, a Delaware limited liability company, the entity that owns 6464 Savoy, an 180,236 square foot office unoccupied office building located in Houston which was damaged during Hurricane Ike in September 2008, (4) the members’ interest, including Mr. Younan’s interest, in a $22.9 million mezzanine note that is secured by Thanksgiving Tower, or the Thanksgiving Tower Mezz Note, (5) a $6.5 million B-note, or the Orange Mezz Note, which our predecessor company acquired for $3.0 million and that is secured by an office property located in Orange County, California, (6) an approximately 5.48 acre parcel of real property upon which a former AMC movie theater is located and which constitutes a portion of the real property located at 9400 Central Expressway and (7) an approximately 0.058 acre parcel of real property upon which an advertising billboard is located and which is adjacent to the real property located at Energy Square II. With respect to the Orange Mezz Note, the borrower is currently in default and our predecessor has fully reserved the Orange Mezz Note in its historical financial statements included elsewhere in this prospectus. With respect to the former AMC movie theater site at 9400 Central Expressway, upon completion of this offering and the formation transactions legal title to such site will be vested in a subsidiary of our operating partnership as agent for the applicable indirect equity owners, including Mr. Younan, but beneficial and economic ownership (including risk of loss and all liabilities) will have been transferred to such indirect equity holders pursuant to a customary agency and title holding agreement. Upon completion of a subdivision of such site, legal title will be transferred to such indirect equity holders.

In conjunction with this offering, our operating partnership will enter into (1) option agreements with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC, pursuant to which our operating partnership will obtain both options and rights of first refusal to acquire One Graystone Centre, 1010 Lamar and 6464 Savoy at their fair market value, subject to repayment or assumption of any indebtedness encumbering such properties, and (2) property management and leasing agreements with each of One Graystone Centre, L.P., YPI 1010 Lamar, LLC and Younan Plaza, LLC, pursuant to which our operating partnership will operate and manage One Graystone Centre, 1010 Lamar and 6464 Savoy.

(F) Reflects gross proceeds in this offering of $425,000, which will be reduced by $35,388 of underwriters’ discounts and commissions and other costs, resulting in net proceeds of $389,613 of

Younan Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements — (Continued)
(Unaudited and in thousands, except per share amounts)

which $2,282 has been advanced to us by the entities to be acquired in the formation transactions. These costs will be charged against the offering proceeds upon completion of this offering.

(G) In conjunction with this offering, we anticipate that we will enter into a $190,000 secured term loan credit facility. We also expect to enter into an agreement at the time of this offering for a $150,000 secured revolving credit facility. In connection with these loans, we expect to incur $4,315 in financing fees. In addition, our predecessor’s controlling shareholder will purchase shares of our common stock equal to $1,000. Net of these costs we will have $186,685 of proceeds from these financing and equity transactions. These financing fees will be capitalized to our balance sheet as deferred financing costs and amortized over the life of the respective debt instruments as an adjustment to interest expense.

(H) In conjunction with this offering, we anticipate repaying $602,139 of secured mortgage debt including $22,900 of mezzanine debt on Thanksgiving Tower, a partial paydown of $10,000 on the Thanksgiving Tower mortgage, and a partial paydown of $6,200 on the Patriot Tower mortgage. We also anticipate repaying $3,475 of our Predecessor’s unsecured credit facilities and a $2,641 intercompany loan. As part of the repayment of debt, we expect to pay $1,545 in pre-payment fees (defeasance, yield maintenance, and other stated penalties) and loan assumption fees. Concurrent with the repayment of the secured mortgage debt, restricted cash held in escrow for insurance and taxes will be released to us as unrestricted cash in the amount of $11,894, which is offset by a $10,000 increase in restricted cash with regard to Thanksgiving Tower. We will also write-off $1,372 of historical deferred financing fees associated with these repaid loans which has been reflected as a one-time charge in this pro-forma adjustment.

As part of the repayment of debt, we have currently negotiated $47,608 of discounted payoff options (“DPOs”) in association with several of our outstanding loans. These discounts appear as a one time credit on the pro forma balance sheet appearing in equity that apply directly to the reduction of our overall debt.

(I) We have entered into an arrangement to acquire the non-controlling interests in certain predecessor entities as a part of the formation transactions. We will acquire all of the non-controlling interests in Passco Younan Fund I, LLC, a Delaware limited liability company (“Passco”), which owns two of our properties for cash consideration of $12,541 including the payment of a $300 disposition fee to Passco. The acquisition of the Passco non-controlling interests is contingent upon the consummation of this offering and would result in a reduction of the book value of the Predecessor’s non-controlling interest by $7,653. Additionally, we will also pay $1,284 due to non-accredited investors in connection with the formation transactions and would result in a reduction of the book value of the predecessor’s non-controlling interest by $1,336. As part of the formation transactions, non-accredited investors who are not eligible to elect to receive either shares of common stock or operating partnership common units will receive in consideration for their interests in our Predecessor’s equity cash in an amount calculated to equal the value of the shares or common units that would be issued to them under the applicable merger agreement if they were accredited investors.

Consideration paid to acquire these non-controlling interests was based on the current estimated fair market value of their individual ownership interests. The Predecessor’s non-controlling interests on the pro forma balance sheet will be reduced by the historical cost basis of these acquired

Younan Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements — (Continued)
(Unaudited and in thousands, except per share amounts)

non-controlling interests with the excess purchase price resulting in a reduction to our equity as follows:

Cash consideration to acquire non-controlling interests in our Predecessor	$(13,825)
Less: historical cost of non-controlling interests	(8,989)

Pro forma adjustment to Younan Properties, Inc.’s equity	$(4,836)

(J) Represents the allocation of our Predecessor’s equity between controlling and non-controlling interests. Non-controlling interests represent holders of common units in our operating partnership and controlling interests represent holders of common shares of our stock. Our Predecessor’s investors will receive common units of our operating partnership or shares of our common stock based on their irrevocable elections prior to the filing of our registration statement. Investors in this offering will receive shares of our common stock.

(K) Represents $1 repurchase of the initial capitalization of Younan Properties, Inc. and subsidiaries.

2.	Adjustments to the Pro Forma Consolidated Statements of Operations

The adjustments to the pro forma statements of operations for the three months ended June 30, 2010 and the year ended December 31, 2009 are as follows:

(AA) Represents the historical consolidated statements of operations of Younan Properties, Inc. and subsidiaries for the six months ended June 30, 2010 and the year ended December 31, 2009. We have had no corporate activity since our formation other than minor activities in preparation for this offering and the formation transactions.

(BB) Reflects the historical combined statements of operations of our Predecessor for the three months ended June 30, 2010 and the year ended December 31, 2009. We have determined that Younan Properties, Inc., a California corporation and the largest of the entities that comprises our Predecessor, is the acquiring entity for accounting purposes after considering the applicable implementation guidance and illustrations in ASC Sections 805-10-55-10 through 55-15 discussing business combinations. This determination was based on the following attributes in our offering, concurrent private placement and formation transactions: (1) the registrant, Younan Properties, Inc., was a new entity formed solely to effect this offering, concurrent private placement and the formation transactions; (2) the controlling shareholder of Younan Properties, Inc., a California corporation and the largest of the entities that comprises our Predecessor, will receive the largest minority voting position in the combined entity after taking into account the potential exchange of the common units in our operating partnership into voting shares of the registrant’s, Younan Properties, Inc., common stock (ASC Section 805-10-55-12); (3) Younan Properties, Inc., a California corporation and the largest of the entities that comprises our Predecessor, employs the same executive management team that will manage us after the completion of this offering, concurrent private placement and the formation transactions; (4) the Predecessor assets are the only group of assets being contributed; and (5) the executive management team is the team running the businesses that will be acquired by the registrant, including negotiating and arranging new debt to refinance the existing mortgage loans and identifying potential acquisition targets. In addition, we have concluded that any interests contributed by the owners of the other Ownership Entities including YGH Investments, LLC, YPI 555 St. Charles Fund, LLC and YGAZ, LLC is a transaction between entities under common control since our Chairman, Chief Executive Officer and President, Zaya Younan, owns the controlling interest in each of the Predecessor entities which, in turn, own a controlling interest in each of the remaining Ownership Entities prior to the completion of the offering, concurrent private placement and the

Younan Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements — (Continued)
(Unaudited and in thousands, except per share amounts)

formation transactions. As a result, the contribution of interests in each of the Ownership Entities will be recorded at historical cost.

(CC) Reflects the adjustments to interest expense associated with pre-offering financing transactions as described in note C above. The impact of the mortgage note refinancings results in an increase in interest expense including associated amortization of financing costs of $381 and $762 for the six months ended June 30, 2010 and for the year ended December 31, 2009, respectively.

(DD) Reflects the distributions of assets described in Note E above. The pro forma adjustments to the combined statements of income primarily reflect the effect of distributing the historical operations of the 6464 Savoy property from the Predecessor including the elimination of the casualty gain of $0 and $5,628 for the six months ended June 30, 2010 and for the year ended December 31, 2009, respectively. With respect to Thanksgiving Tower Mezz Note, the pro forma adjustments primarily reflect the interest expense associated with that note of $564 and $1,129 for the six months ended June 30, 2010 and for the year ended December 31, 2009, respectively. With respect to the Orange Tower Mezz Note, the adjustments primarily reflect the decrease in interest income of $0 and $998 and the elimination of the impairment write-down of $0 and $3,536 for the six months ended June 30, 2010 and for the year ended December 31, 2009, respectively, recorded by our Predecessor related to this asset. Additionally, we distributed one parcel of land located in Dallas-Fort Worth and two residential real estate assets in Los Angeles and Dallas-Fort Worth effective January 1, 2010, resulting in $0 and $600 of expense reductions for the six months ended June 30, 2010 and for the year ended December 31, 2009, respectively.

Finally, the previously described assets of One Graystone Center, YPI 1010 Lamar, the approximately 5.48 acre parcel of real property upon which a former AMC movie theater is located, and the approximately 0.058 acre parcel of real property upon which an advertising billboard is located (see Note E) will be fully distributed as part of the formation transactions.

(EE) Reflects the decrease in net interest expense as a result of the refinancing transactions described more fully in Notes G and H above. On a pro forma basis we expect interest expense to decrease $11,543 and $24,197 for the six months ended June 30, 2010 and for the year ended December 31, 2009, respectively. This is comprised of a decrease of $16,403 and $34,292, respectively, related to pay down of secured mortgage debt and an increase of $4,665 and $9,330, respectively, related to our new $190,000 secured term loan credit facility for the six months ended June 30, 2010 and for the year ended December 31, 2009. The pro forma adjustment also includes amortization of capitalized fees in connection with our secured revolving credit facility and secured loan of $719 and $1,438, respectively, and estimated unused fees of $375 and $750, respectively, related to the proposed $150,000 secured revolving credit facility for the six months ended June 30, 2010 and for the year ended December 31, 2009.

The total non-cash amortization of deferred financing fees included in the historical predecessor results that has not been eliminated for the six months ended June 30, 2010 and the year ended December 31, 2009 is $949 and $1,897, respectively.

(FF) In conjunction with this offering we will acquire non-controlling interests of our predecessor as described in more detail in Note I above. The acquisition of such non-controlling interests will not impact our operational results on a pro forma basis other than a reallocation to us of net income previously attributable to the acquired equity interests.

(GG) We expect to incur additional general and administrative expense as a result of becoming a public company, including but not limited to incremental salaries and equity incentives, board of directors fees and expenses, director’s and officer’s insurance, Sarbanes-Oxley compliance

Younan Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements — (Continued)
(Unaudited and in thousands, except per share amounts)

costs, and incremental audit and tax fees. We have included $1,090 and $2,180, respectively of stock-based compensation expense for the six months ended June 30, 2010 and the year ended December 31, 2009 based on equity awards to be granted to certain employees upon completion of this offering. We estimate that the remaining costs could result in incremental general and administrative expenses of $1,500 to $2,000 for the six month period and $3,600 to $5,600 for the full year period. As we have not yet entered into contracts with third parties to provide these services, we have not included these expenses in the accompanying pro forma consolidated statements of operations.

(HH) As a result of the distribution of the One Graystone Centre, 1010 Lamar and 6464 Savoy properties, we will enter into property management and leasing agreements and will earn estimated fees of $143 and $291 for the six months ended June 30, 2010 and for the year ended December 31, 2009, respectively, based on a percentage of revenues at the respective properties. Adjustments to pro forma net income also reflect the reallocation of net income attributable to non-controlling and controlling interest as a result of this offering and the formation transactions.

(II) Reflects the allocation of income (loss) attributable to the non-controlling partnership interest in the operations partnership.

Report of Independent Registered Public Accounting Firm

The Stockholder of Younan Properties, Inc.

We have audited the accompanying balance sheet of Younan Properties, Inc. as of June 30, 2010. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the June 30, 2010 balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Younan Properties, Inc. at June 30, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California
August 9, 2010

Younan Properties, Inc.

Balance Sheet
As of June 30, 2010

Assets
Cash	$1,000

$1,000

Stockholder’s Equity
Common stock ($0.01 par value, 1,000,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	999

$1,000

Younan Properties, Inc.

Notes to Balance Sheet
June 30, 2010
(In thousands)

1.	Organization

Younan Properties, Inc. (the “Company,” “we,” “our” or “us”) was formed as a Maryland corporation on March 26, 2010 which will not have any operating activity until the consummation of our initial public offering and the related acquisition of our predecessor.

From inception through June 30, 2010, the Company had no operations other than the issuance of 100 shares of common stock at par value to Zaya Younan, the CEO of the Company, in connection with our initial capitalization. As of June 30, 2010, the shares of common stock of the Company were issued to Zaya Younan in consideration for one-thousand dollar cash, which was paid on March 31, 2010. The operations are planned to commence upon completion of the Offering. Upon completion of the Offering and the Formation Transactions (defined below), we expect our operations to be carried on through our operating partnership. At such time, the Company, as the general partner of our operating partnership, will control the operating partnership. The Company will consolidate the assets, liabilities, and results of operations of the operating partnership.

We intend to file a Registration statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering of common stock. Concurrent with this offering we will enter into a series of formation transactions where we will acquire our Predecessor and its subsidiaries through a series of merger transactions whereby our Predecessor will be merged into the newly formed operating partnership. These acquisitions will be made upon completion of this offering. The acquisition of interests in the predecessor entity will be recorded at historical cost.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with our taxable year ending December 31, 2010.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Income taxes

Subject to qualification as a REIT, the Company will be permitted to deduct distributions paid to its stockholders, eliminating the federal taxation of income represented by such distributions at the Company level.

REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Younan Properties, Inc.

Notes to Balance Sheet — (Continued)
(In thousands)

Underwriting Commissions and Costs

Underwriting commissions and costs to be incurred in connection with the Offering will be reflected as a reduction of additional paid-in-capital.

3.	Offering Costs

In connection with the Offering, affiliates have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the gross proceeds of the Offering.

4.	Subsequent Events

The Company evaluated subsequent events through the date this balance sheet was issued.

Younan Properties, Inc. Predecessor

Combined Balance Sheets
(In thousands)

	As of June 30,	As of December 31,
	2010	2009
	(Unaudited)

Assets
Land	$115,418	$119,270
Building and improvements	863,727	869,692
Tenant improvements and leasing commissions	196,324	250,091

Gross investment in real estate	1,175,469	1,239,053
Accumulated depreciation	(172,191)	(206,423)

Net investment in real estate	1,003,278	1,032,630
Cash and cash equivalents	24,182	22,566
Restricted cash	18,075	21,928
Accounts receivable, net	2,515	11,229
Deferred rent receivable, net	18,262	17,335
Prepaid expenses and other assets	8,108	5,942
Acquired lease intangible assets, net	2,874	3,534

Total assets	$1,077,294	$1,115,164

Liabilities
Secured notes payable	$926,445	$939,364
Unsecured credit facilities	3,475	6,913
Accounts payable, accrued expenses and other liabilities	50,790	53,266
Security deposits	3,472	3,545
Acquired lease intangible liabilities, net	29,027	34,257
Interest rate contracts	481	897

Total liabilities	1,013,690	1,038,242
Equity
Younan Properties, Inc. Predecessor equity (deficit)
Controlling interests	10,114	18,892
Retained earnings (accumulated deficit)	(53,632)	(49,544)

Total Younan Properties, Inc. Predecessor equity (deficit)	(43,518)	(30,652)
Noncontrolling interests	107,122	107,574

Total equity	63,604	76,922

Total liabilities and equity	$1,077,294	$1,115,164

Younan Properties, Inc. Predecessor

Combined Statements of Operations
(Unaudited and $ in thousands)

	Six Months Ended June 30,
	2010	2009

Revenues
Rental revenues	$73,320	$74,167
Tenant recoveries	12,890	17,334
Other property revenues	3,358	4,982

Total property revenues	89,568	96,483
Expenses
Property operating expenses	25,812	28,745
Real estate taxes	11,985	14,194
General and administrative expenses	2,773	964
Depreciation and amortization	26,669	28,159

Total operating expenses	67,239	72,062
Operating income	22,329	24,421
Interest income and other income (expense)	4	922
Interest expense	(25,255)	(25,709)

Net income (loss)	$(2,922)	$(366)
Less: net income (loss) attributable to non-controlling interests	1,166	2,424

Net income (loss) attributable to Younan Properties, Inc. Predecessor	$(4,088)	$(2,790)

Younan Properties, Inc. Predecessor

Combined Statements of Cash Flow
(Unaudited and $ in thousands)

	Six Months Ended June 30,
	2010	2009

Operating Activities
Net income (loss)	$(2,922)	$(366)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	26,669	28,159
Net accretion of acquired lease intangibles	(4,570)	(5,461)
Amortization of loan fees and costs	1,416	1,244
Deferred rent, net of reserves	(1,046)	(3,343)
Non-cash market value adjustments on interest rate contracts	(416)	(1,581)
Discount on notes receivable	—	(200)
Amortization of interest abatement	(578)	—
Changes in operating assets & liabilities
Restricted cash	3,853	3,379
Tenant receivables	(557)	5,154
Prepaid expenses and other assets	(291)	(1,380)
Accounts payable and accrued expenses and security deposits	(3,100)	(8,420)

Net cash provided by operating activities	18,458	17,185
Investing Activities
Capital expenditures and property acquisitions	(6,764)	(18,650)
Casualty proceeds	8,100	4,098

Net cash provided by (used in) investing activities	1,336	(14,552)
Financing Activities
Proceeds from borrowings	3,796	6,387
Deferred loan costs	(36)	(531)
Repayment of borrowings	(14,575)	(3,195)
Prepaid equity issuance costs	(2,118)	—
Acquisition of non-controlling interests	(281)	(70)
Contributions by Predecessor’s controlling investor	101	31
Contributions by non-controlling investors	—	2,498
Distributions to Predecessor’s controlling investor	(3,075)	(1,951)
Distributions to non-controlling investors	(1,990)	(1,319)

Net cash provided by (used in) financing activities	(18,178)	1,850
Increase (decrease) in cash and cash equivalents	1,616	4,483
Cash and cash equivalents at the beginning of period	22,566	7,614

Cash and cash equivalents at end of period	$24,182	$12,097

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements
(unaudited and $ in thousands)

1.	Organization and Description of Business

Younan Properties, Inc. is a Maryland corporation formed on March 26, 2010 which will not have any operating activity until the consummation of our initial public offering and the related acquisition of our predecessor. Accordingly, we believe that a discussion of the results of Younan Properties, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

Our “Predecessor” or the “Company” includes Younan Properties, Inc., a California corporation, YGH Investments, LLC, a California limited liability company, YPI 555 St. Charles Fund, LLC, a Delaware limited liability company, YGAZ, LLC, a California limited liability company, and One Graystone GP, LLC, a Texas limited liability company, and their consolidated subsidiaries that primarily own directly or indirectly 36 office properties. We refer to these entities and their subsidiaries as the “Ownership Entities.” Younan Properties, Inc. had responsibility for the property management and leasing of the properties. Younan Properties, Inc. and the Ownership Entities were under common control for all periods presented. As used in these financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean our Predecessor for the periods presented and Younan Properties, Inc., a Maryland corporation and its consolidated subsidiaries upon consummation of this offering and the formation transactions.

We have filed a Registration statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering of common stock. We intend to operate as a real estate investment trust or REIT. Concurrent with this offering we will enter into a series of formation transactions where we will acquire our Predecessor and its subsidiaries through a series of merger transactions whereby our Predecessor will be merged into a newly formed operating partnership. These acquisitions will be made upon completion of this offering. The acquisition of interests in the predecessor entity will be recorded at historical cost.

Basis of Presentation

The combined financial statements include all the accounts of our Predecessor. Any entity where a) the equity is insufficient to finance its activities without additional subordinated financial support provided by any parties, or b) the equity holders as a group lack specific characteristics, as defined in the Codification, of a controlling financial interest, is considered a Variable Interest Entity (“VIE”). VIEs in which we are the primary beneficiary are consolidated. Entities that are not VIEs that we control are consolidated.

When we are the general partner or managing member, we are presumed to control the partnership unless the limited partners or non-managing members possess either a) the substantive ability to dissolve the partnership or otherwise remove us as general partner or managing member without cause (commonly referred to as “kick-out rights”), or b) the right to participate in substantive operating and financial decisions of the limited partnership or limited liability company that are expected to be made in the course of the their business.

The accounts of the entities we control, along with the accounts of the VIEs for which we are the primary beneficiary, are included in our consolidated financial statements, and all intercompany balances and transactions are eliminated. We account for our investment in entities that we do not consolidate using the equity method of accounting or, if we do not have the ability to exercise significant influence over an investee, the cost method of accounting. Changes in consolidation status are reflected effective the date the change of control or determination of primary beneficiary status occurred, and previously reported periods are not restated.

The accompanying unaudited interim financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

generally accepted in the United States (GAAP) may have been condensed or omitted pursuant to SEC rules and regulations, although we believe that the disclosures are adequate to make their presentation not misleading. The accompanying unaudited financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the year ended December 31, 2010. The interim financial statements should be read in conjunction with the combined financial statements of our predecessor included elsewhere in this registration statement. Any reference to the number of properties and square footage are unaudited and outside the scope of our independent registered public accounting firm’s review of our financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

Variable Interest Entities (“VIE”)

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This ASU amends FASB Accounting Standards Codification for Statement 167 and introduces a more qualitative approach to evaluating VIEs for consolidation. In addition, we are required to perform an analysis to determine whether a variable interest gives us a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the entity that has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. In determining whether it has the power to direct the activities of the VIE that most significantly affect the VIE’s performance, the provision requires a company to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed. It also requires continuous reassessment of primary beneficiary status rather than periodic, event-driven assessments as previously required, and incorporates expanded disclosure requirements. This guidance is effective for interim and annual periods beginning after November 15, 2009.

We have adopted this statement as of January 1, 2010 and concluded that we continue to be the primary beneficiary of Passco Younan Opportunity Fund I, LLC, a Delaware limited liability company (“Passco”) which own two of our properties, YPI 2323 Shepherd, LLC, a Delaware limited liability company, and YPI 1700 W. Loop, LLC a Delaware limited liability company. As a result of our assessment, we will continue to consolidate Passco. Passco consists of joint ventures that are engaged, directly or indirectly, in the ownership and management of two office properties. We have full and complete authority, power and discretion to manage and control the business and affairs of the properties which includes the ability to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of these properties. These activities include the day-to-day property management, leasing, development and obtaining property level financing. In addition, we have entered into an agreement to acquire all of the non-controlling interests in Passco, for $12,841, which includes a $300 disposition fee to be paid to the manager of Passco. The acquisition of the Passco non-controlling interests is contingent upon the consummation of this offering. We will do a continuous reassessment of our conclusion as stipulated in this statement.

The carrying value of real estate, nonrecourse mortgage debt and noncontrolling interest of the VIE for which the Company is the primary beneficiary is as follows:

	June 30,	December 31,
	2010	2009
	(In thousands)

Real estate, net	$42,512	$43,409
Secured notes payable	$37,815	$37,815
Noncontrolling interest	$7,653	$6,143

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

Recently Issued Accounting Literature

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. This ASU became effective for us on January 1, 2010. The adoption of this ASU did not have a material impact on our combined financial statements.

2.	Investment in Real Estate

We had no acquisitions or dispositions in the six months ended June 30, 2010 and 2009 respectively.

Effective January 1, 2010, we distributed $10,151 in personal real assets owned by Mr. Younan along with a mortgage note payable secured by one of the personal assets. See Notes 6 and 12 below.

3.	Acquired Lease Intangibles

Net accretion of above and below-market tenant and ground lease values were recorded as an increase to rental income totaling $4,547 and $5,438 for the six months ended June 30, 2010 and 2009 respectively.

The following is the estimated net accretion of our above- and below-market tenant and ground lease values at June 30, 2010 for the next five years:

Six months ending December 31, 2010	$4,220
2011	7,296
2012	5,606
2013	3,572
2014	2,997
Thereafter	2,462

Total	$26,153

4.	Prepaid Expenses and Other Assets

Other assets consist of the following at:

	June 30,	December 31,
	2010	2009

Deferred loan costs, net of accumulated amortization of $6,989 and $8,548 at June 30, 2010 and December 31, 2009, respectively	$2,911	$4,276
Prepaid equity issuance cost	2,282	164
Other prepaid expenses	2,759	1,274
Other	156	228

Total other assets	$8,108	$5,942

We incurred deferred loan cost amortization expense of $1,416 and $1,244 for the six months ended June 30, 2010 and 2009 respectively. Deferred loan cost amortization is included as a component of interest expense in the combined statements of operations.

In connection with the offering, affiliates have or will incur legal, accounting, and related costs which will be reimbursed by the company upon the consummation of the offering. Such costs are capitalized as long

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

as the offering is probable at which time they will be charged against the proceeds raised. If the offering becomes less than probable, the costs will be expensed at that time.

5.	Future Minimum Lease Receipts and Payments

Future Minimum Lease Receipts

We lease space to tenants primarily under non-cancelable operating leases, which generally contain provisions for a base rent plus reimbursement for certain operating expenses. Operating expense reimbursements are reflected in our combined statements of operations as tenant recoveries.

Future minimum base rentals on non-cancelable office and ground operating leases at June 30, 2010 are as follows:

Six months ending December 31, 2010	$77,562
2011	125,079
2012	105,394
2013	80,239
2014	60,802
Thereafter	138,313

Total future minimum base rentals	$587,390

The above future minimum lease payments exclude tenant recoveries, amortization of deferred rent receivables and the net accretion of above/below-market lease intangibles. Some leases are subject to termination options, generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

Future Minimum Lease Payments

We currently lease portions of the land underlying two of our office properties. Patriot Tower is subject to four ground leases. Two of the ground leases relate to the office building and expire on the same day in 2071. The other two ground leases relate to portions of the adjacent parking structure that serves the office buildings and expire in 2050 and 2053, respectively. Meridian Bank Tower is subject to a ground lease that expires in 2062 and has a 99-year extension right exercisable at our option.

The following is a schedule of our minimum ground lease payments (assuming the continuation of each lease to full term, without utilizing the ordinary purchase option available on one of the leases) as of June 30, 2010:

Six months ending December 31, 2010	$425
2011	808
2012	808
2013	808
2014	808
Thereafter	44,255

Total future minimum lease payments	$47,912

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

6.	Secured Notes Payable

The carrying amounts of our secured notes payable at June 30, 2010 and December 31, 2009 consists of the following:

	Principal Amount As of
	June 30,	December 31,		Effective Rate	Maturity
	2010	2009	Rate	(June 30, 2010)	Date

Mortgage Debt Secured By
Meridian Bank Tower	$18,550	$18,550	5.24%	5.24%	10/2010
Younan Central Plaza	13,047	13,121	6m LIBOR + 4.25% with 9.60% floor	9.60%	5/2014
CD Portfolio — Senior(1)	224,400	224,400	5.83%	5.83%	10/2011
CD Portfolio — Mezz(1)	38,041	38,618	9.55%	9.55%	10/2011
Younan Corporate Center(20)	3,950	3,950	3m LIBOR + 6.00%	6.56%	4/2011
The Meridian	10,195	10,128	1m LIBOR + 3.50%	3.85%	9/2010
Northbelt Portfolio(2)	27,322	27,322	1m LIBOR + 1.55%	1.90%	12/2010
6464 Savoy	—	6,040	1.79%	1.79%
Younan — West Loop — Senior	23,940	23,940	5.85%(15)	5.85%	9/2017
Younan West Loop — Mezz(3)	3,420	3,420	6m LIBOR + 1.50%	2.63%	9/2010
Shepherd Place — Senior(4)	10,455	10,455	1m LIBOR + 1.50%	1.83%	9/2010
Younan Tower	13,324	13,390	6.47%	6.47%	12/2012
1010 Lamar(5)	32,000	32,000	1m LIBOR + 1.55%	1.89%	11/2012
Galleria Plaza(6)	16,400	16,400	1m LIBOR + 4.00% with 5.50% floor	5.50%	8/2010	(16)
Younan Place — Senior(7)	23,000	23,000	6.57%	6.57%	8/2010	(16)
Younan Place — Mezz(7)	227	227	1m LIBOR + 1.40% with 6.40% floor	6.40%	8/2010	(16)
Central Expressway Properties — Senior(8)	77,237	77,462	5.42%	5.42%	10/2010
Central Expressway Properties — Mezz(8)	7,598	7,660	11.04%	11.04%	9/2010
Embassy Plaza	10,984	10,668	1m LIBOR + 4.00% with 5.50% floor	5.50%	4/2012
KPMG Centre Owner, LP — Senior	64,000	64,000	6.31%	6.31%	7/2011
KPMG Centre Owner, LP — Mezz	0	3,500	9.01%	9.01%	7/2011
YP KPMG Centre, L.P. — Mezz(9)	3,408	0	6.00%	6.00%	(17)
Norfolk Tower(10)	20,725	20,725	1m LIBOR + 2.85% with 5.35% floor	5.35%	8/2011
Patriot Tower	21,539	21,539	1m LIBOR + 3.50%	3.85%	9/2010	(18)
One Graystone Centre(11)	17,225	17,225	5.00%	5.00%	—
One North Arlington	18,726	18,745	5.74%	5.74%	1/2011
Park Central Properties, L.P. — Senior(12)	58,705	59,048	5.78%	5.78%	11/2010
Park Central Properties, L.P. — Mezz(12)	4,295	4,330	11.00%	11.00%	11/2010
Thanksgiving Tower	75,904	75,904	1m LIBOR + 1.11%	1.46%	6/2010	(19)
Younan Commons	13,495	13,457	5.16%	5.16%	9/2010

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

	Principal Amount As of
	June 30,	December 31,		Effective Rate	Maturity
	2010	2009	Rate	(June 30, 2010)	Date

Two Westlake Park — Senior	55,179	55,300	5.85%(15)	5.85%	9/2017
Two Westlake Park — Mezz(13)	9,927	10,545	6m LIBOR + 1.50%	2.58%	10/2010
Younan Corporate Plaza	9,227	9,295	5.74%	5.74%	11/2014
White Stallion(14)	—	5,000	5.00%	5.00%

	$926,445	$939,364

(1)	Note secured by Younan North LaSalle, 1600 Corporate Center, Kensington Corporate Center, Energy Square I, Energy Square II, Energy Square III and Bannockburn Corporate Center.

(2)	Note secured by Greenbriar Place, Bridgewood I and Bridgewood II. One one-year extension to 12/2011 exists at our option subject to certain conditions.

(3)	One two-year extension to 9/2012 is available at our option subject to certain conditions.

(4)	One one-year extension to 9/2011 is available at our option subject to certain conditions.

(5)	Two one-year extensions to 11/2013 and 11/2014 are available at the option of the owners thereof subject to certain conditions.

(6)	Two one year extensions to 8/2011 and 8/2012 are available at our option subject to certain conditions.

(7)	Two one-year extensions to 8/2011 and 8/2012 are available at our option subject to certain conditions.

(8)	Note secured by North Central Plaza, 9400 Central Expressway and Eighty-Eighty.

(9)	Mr. Younan owns a 100% interest in this note.

(10)	One one-year extension to 8/2012 is available at our option subject to certain conditions.

(11)	We have entered into a forbearance agreement that will permit this loan to be repaid by the owners thereof at the closing of our initial public offering.

(12)	Note secured by Lakeside Square and Four Forest.

(13)	One two-year extension to 10/2012 is available at our option subject to certain conditions.

(14)	Represents mortgage related to real property owned by our President and Chief Executive Officer as of December 31, 2009 that was distributed to Mr. Younan along with the related assets effective January 1, 2010. See Note 12 below.

(15)	Interest rate is fixed through November 1, 2012; thereafter, the rate adjusts to LIBOR + 2.50%

(16)	After June 30, 2010, the maturity date was extended to October 2010.

(17)	Note is repayable in full upon demand.

(18)	We are currently in the process of extending the loan to May 2013.

(19)	After June 30, 2010, the maturity date was extended to April 2012.

(20)	After June 30, 2010, the note was refinanced to reflect the following terms: a principal balance of $4,192, a fixed rate of 4.72%, an effective annual interest rate of 4.72%, a maturity date of August 2015 and a balance at maturity of $3,705.

Based on information currently available to the Company, we expect to repay, extend or refinance debt coming due during 2010. The financial statements have been prepared assuming the Company is successful. However, in the event the Company is not successful in repaying, extending or refinancing the debt coming due in 2010, we believe the Company’s financial exposure is limited by the non-recourse nature of the collateral.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

Unsecured Credit Facilities

We have a $5,000 revolving credit facility with Bank of America, N.A., which matures in September 2010. At June 30, 2010 and December 31, 2009, we had $1,775 and $3,563, respectively, drawn and outstanding on this facility. The facility bears interest at rate per annum equal to the bank’s prime lending rate under the facility. In addition, a 15 basis point unused fee is payable on the undrawn balance. In addition, we have a $3,150 term credit facility with US Bank, which matures in October, 2010. At June 30, 2010 and December 31, 2009, we had $1,700 and $2,600 and respectively drawn and outstanding on this facility. This facility bears interest at a rate per annum equal to the bank’s prime lending rate. We also had a $4,500 unsecured credit facility used to fund the acquisition of a property that was paid down to $750 at December 31, 2009 and repaid in full during the first quarter of 2010.

Minimum Future Principal Payments

The minimum future principal payments due on our secured notes payable and unsecured credit facilities at June 30, 2010 are as follows:

Six months ending December 31, 2010	$305,873
2011	369,665
2012	132,805
2013	24,604
2014	23,576
Thereafter	73,397

Total minimum future principal payments	$929,920

7.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of June 30, 2010 and December 31, 2009:

	June 30,	December 31,
	2010	2009

Accounts payable and accrued liabilities	$41,936	$44,156
Prepaid rent	7,089	4,993
Deferred revenue	1,765	4,117

Total	$50,790	$53,266

8.	Interest Rate Contracts

Cash Flow Hedges of Interest Rate Risk

We manage our interest rate risk associated with borrowings by obtaining interest rate swap and interest rate cap contracts. Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps and interest rate caps as part of our cash flow hedging strategy to either convert our floating-rate debt to a fixed-rate basis or to limit interest rate exposure on specific loans, thus reducing the overall impact of interest rate changes on cash flows. We may enter into offsetting derivative contracts that are intended to convert previously non-designated hedges into designated hedges for accounting purposes. These offsetting derivative contracts have no impact on our cash flow hedging strategy. We do not use any other derivative instruments.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

Non-designated Hedges

Derivatives not designated as hedges are not speculative. Our Predecessor entered into $27,200 notional of pay-fixed swaps at a fixed rate of 3.74%. The current number of Pay-Fixed Swaps at June 30, 2010 is as follows:

	Number of
Interest Rate Derivative	Instruments	Notional

Pay-Fixed Swaps	3	$27,200

Accounting for Interest Rate Contracts

Our predecessor did not designate its derivatives as hedges and consequently the changes in fair value of these interest rate swaps have been recognized in earnings for all periods. The aggregate net asset fair value of these swaps increased $416 and $1,581 for the six months ended June 30, 2010 and 2009, respectively. The increases in fair value were recorded as interest expense in the combined statements of operations.

Fair Value Measurement

We record all derivatives on the balance sheet at fair value, using the framework for measuring fair value established by the FASB. The valuation of our interest rate swaps and caps has been determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

We also incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees. We have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. We do not have any fair value measurements using significant unobservable inputs (Level 3) as of June 30, 2010.

The fair value of our derivative liabilities, presented in our financial statements on a gross basis without reflecting any net settlement positions with the same counterparty at June 30, 2010 and December 31, 2009 were $481 and $897, respectively.

9.	Stockholders’ Equity

Our Predecessor’s equity represents the combined equity balances of Younan Properties, Inc., a California corporation, and the ownership interest held directly by Zaya Younan in YGH Investments, LLC, YPI 555 St. Charles Fund, LLC, YGAZ, LLC, and One Graystone GP, LLC. Non-controlling interests relate to interests in the Ownership Entities that are not owned by our Predecessor.

We accounted for the acquisition of non-controlling interests (formerly referred to as minority interests) which occurred prior to January 1, 2009 (the effective date for a new accounting pronouncement on consolidation), as a “step-acquisition,” and allocated the purchase price in excess of the book value of the non-controlling interest using the estimated fair values of the assets acquired and the liabilities assumed. Subsequent to the adoption of the new accounting guidance, any acquisitions of non-controlling interests have been transferred from non-controlling interests to Younan Properties, Inc. Predecessor’s equity (deficit).

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

The tables below represent our combined statements of members’ equity (deficit):

	Younan
	Properties, Inc.	Noncontrolling
	Members’ Deficit	Interests	Total Equity

Balance as of January 1, 2010, as reported	$(30,652)	$107,574	$76,922
Net income (loss)	(4,088)	1,166	(2,922)
Contributions	101	0	101
Dividends and distributions	(8,226)	(1,990)	(10,216)
Acquisition of non-controlling interests	(653)	372	(281)

Balance as of June 30, 2010	$(43,518)	$107,122	$63,604

	Younan
	Properties, Inc.	Noncontrolling
	Members’ Deficit	Interests	Total Equity

Balance as of January 1, 2009, as reported	$(30,336)	$107,934	$77,598
Net income (loss)	(2,790)	2,424	(366)
Contributions	31	2,498	2,529
Dividends and distributions	(1,951)	(1,319)	(3,270)
Acquisition of non-controlling interests	(46)	(24)	(70)

Balance as of June 30, 2009	$(35,092)	$111,513	$76,421

We account for the acquisition of non-controlling interests (formerly referred to as minority interests) as transfers from non-controlling interests to Younan Properties, Inc. Predecessor’s equity (deficit).

During the six months ended June 30, 2010 and 2009 our Predecessor acquired non-controlling interests in the Ownership Entities totaling $281 and $70, respectively. The table below represents the net income attributable to Predecessor controlling interests and transfers from non-controlling interests:

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2009

Net income (loss) attributable to Younan Properties, Inc. Predecessor	$(4,088)	$(2,790)
Transfers from the noncontrolling interests:
Decrease in Predecessor controlling interests for acquisition of non-controlling interests	(653)	(46)
Net transfers from noncontrolling interests	—	—

Change from net income attributable to Predecessor controlling interests and transfers from noncontrolling interests	$(4,741)	$(2,836)

Since January 1, 2010 we have acquired $281 of the Predecessor’s non-controlling interests that had a historical basis of $(364). Separately, we have entered into an arrangement to acquire the non-controlling interests in certain predecessor entities as a part of the formation transactions. As discussed previously, we will acquire all of the non-controlling interests in Passco, which own two of our properties for $12,841. The acquisition of the Passco non-controlling interests is contingent upon the consummation of this offering. Additionally, on September 13, 2010, YGH Investments, LLC, a California limited liability company (“YGH”) acquired the interest held by Chung Hsien International, L.P., a Texas limited partnership, in 4041 Central Plaza, LLC, a Delaware limited liability company, for a payment of $16,300 using the net proceeds from the $30,500 refinanced loan secured by Younan Central Plaza.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

10.	Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments at June 30, 2010 and December 31, 2009, were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and other liabilities approximate fair value because of the short-term nature of these instruments. We calculate the fair value of our secured notes payable based on a currently available market rate assuming the loans are outstanding through maturity and considering the collateral. At June 30, 2010, the aggregate fair value of our secured loans and unsecured revolving credit facilities is estimated to be approximately $929,346 based on the credit adjusted present value of the future principal and interest payments.

Currently, we use interest rate swaps and caps to manage interest rate risk resulting from variable interest payments on our floating rate debt. These financial instruments are carried on our balance sheet at fair value based on the assumptions that market participants would use in pricing the asset or liability. See Note 8.

11.	Commitments and Contingencies

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. We believe that the ultimate settlement of these actions will not have a material adverse effect to our financial position and results of operations or cash flows.

Concentration of credit risk

Our properties are located in Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the markets in which the tenants operate. We perform ongoing credit evaluations of our tenants for potential credit losses. Financial instruments that subject us to credit risk consist primarily of cash, accounts receivable, deferred rents receivable and interest rate contracts. We maintain our cash and cash equivalents with high quality financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250 under the recently increased limit that the U.S. Congress has temporarily granted until December 31, 2013. To date, we have not experienced any losses on our deposited cash.

Asset retirement obligations

A conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control. Under this standard, a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified approximately 15 properties in our combined portfolio containing asbestos or asbestos-containing building materials, which would have to be removed in compliance with applicable environmental regulations if these properties undergo major renovations or are demolished. As of June 30, 2010, the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates, and therefore, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)

12.	Related-Party Transactions

Prior to January 1, 2010, our Predecessor’s management company held title to and provided recordkeeping services for certain personal real assets owned by Mr. Younan, our Chairman, Chief Executive Officer and President. Effective January 1, 2010, our Predecessor distributed $10,151 in personal real assets owned by Mr. Younan along with a related mortgage note payable secured by one of the personal assets. Included in our net investments in real estate balances as of June 30, 2010 and December 31, 2009 we had approximately $0 and $10,151, respectively, related to these assets and $0 and $5,000, respectively, related to the secured notes payable. See notes 2 and 6 above. Our Predecessor incurred property taxes, mortgage interest, depreciation and other maintenance costs related to these assets for the six months ended June 30, 2009. These costs are included in our real estate taxes, property operating expenses, depreciation and amortization, and interest expense for each period presented as follows:

	For the Six Months
	Ended June 30,
	2010	2009

Property expenses	$—	$35
Real estate taxes	—	139
Interest expense	—	250
Depreciation expense	—	176

Total	$—	$600

On April 9, 2010, we executed an agreement to payoff the Mezzanine debt associated with KPMG Centre. The lender has agreed to accept a discounted payoff amount of $3.3 million to satisfy our obligations on this credit facility subject to certain conditions being met. This payoff was funded by a loan from our controlling investor.

13.	Subsequent Events

On July 2, 2010, we entered into a purchase interest rate cap agreement, whereby Bank of America, N.A. provided a 5.0% interest rate cap on the senior mortgage note secured by Thanksgiving Tower.

On July 16, 2010, we entered into a discounted payoff agreement, whereby Wachovia Bank, N.A. agreed to accept the sum of $13.1 million for the loan secured by Meridian Bank Tower, in lieu of the unpaid principal balance, prior to September 30, 2010.

Report of Independent Registered Public Accounting Firm

The Shareholders and Members of Younan Properties, Inc. Predecessor

We have audited the accompanying combined balance sheets as of December 31, 2009 and 2008, of the entities listed in Note 1 (collectively referred to as the “Younan Properties, Inc. Predecessor” or the “Company”), and the related combined statements of operations, equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule of real estate and accumulated depreciation. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2009 and 2008, of Younan Properties, Inc. Predecessor, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California
April 9, 2010, except for Note 16, as to which the date is October 8, 2010.

Younan Properties, Inc. Predecessor

Combined Balance Sheets

	As of December 31,
	2009	2008
	(In thousands)

Assets
Land	$119,270	$116,728
Building and improvements	869,692	862,938
Tenant improvements and leasing commissions	250,091	232,074

Gross investment in real estate	1,239,053	1,211,740
Accumulated depreciation	(206,423)	(152,506)

Net investment in real estate	1,032,630	1,059,234
Cash and cash equivalents	22,566	7,614
Restricted cash	21,928	22,541
Accounts receivable, net	11,229	15,799
Deferred rent receivable, net	17,335	13,930
Prepaid expenses and other assets	5,942	6,893
Acquired lease intangible assets, net	3,534	4,899

Total assets	$1,115,164	$1,130,910

Liabilities
Secured notes payable	$939,364	$925,621
Unsecured credit facilities	6,913	14,500
Accounts payable, accrued expenses and other liabilities	53,266	59,939
Security deposits	3,545	3,680
Acquired lease intangible liabilities, net	34,257	46,274
Interest rate contracts	897	3,298

Total liabilities	1,038,242	1,053,312
Equity
Younan Properties, Inc. Predecessor equity (deficit)
Controlling interests	18,892	19,383
Retained earnings (accumulated deficit)	(49,544)	(49,719)

Total Younan Properties, Inc. Predecessor equity (deficit)	(30,652)	(30,336)
Noncontrolling interests	107,574	107,934

Total equity	76,922	77,598

Total liabilities and equity	$1,115,164	$1,130,910

Younan Properties, Inc. Predecessor

Combined Statements of Operations

	Year Ended December 31,
	2009	2008	2007
	(In thousands)

Revenues
Rental revenues	$147,533	$149,760	$117,435
Tenant recoveries	35,027	34,640	26,299
Other property revenues	7,856	4,745	4,001

Total property revenues	190,416	189,145	147,735
Expenses
Property operating expenses	63,279	63,422	46,093
Real estate taxes	25,958	28,303	24,388
General and administrative expenses	1,900	4,042	4,253
Depreciation and amortization	55,633	60,211	52,518

Total operating expenses	146,770	155,978	127,252
Operating income	43,646	33,167	20,483
Interest income and other expense	1,855	(25)	2,014
Interest expense	(51,917)	(64,066)	(54,217)
Casualty gain (loss)	7,315	(123)	—
Other gain (loss)	(3,536)	6,248	—

Loss from continuing operations	(2,637)	(24,799)	(31,720)

Discontinued Operations:
Loss from discontinued operations	—	(717)	(1,458)
Gain on sale of properties	—	10,436	6,727

Income from discontinued operations	—	9,719	5,269
Net Loss	$(2,637)	$(15,080)	$(26,451)
Less: net income (loss) attributable to non-controlling interests	(2,812)	5,404	(11,398)

Net income (loss) attributable to Younan Properties, Inc. Predecessor	$175	$(20,484)	$(15,053)

Younan Properties, Inc. Predecessor

Combined Statements of Equity (Deficit)

	Younan Properties,
	Inc. Predecessor’s	Noncontrolling
	Equity (Deficit)	Interests	Total
	(In thousands)

Beginning balance at January 1, 2007	$1,931	$66,931	$68,862
Net loss	(15,053)	(11,398)	(26,451)
Contributions	21,929	52,808	74,737
Distributions	(16,064)	(15,728)	(31,792)
Redemption of non-controlling interests	—	(3,276)	(3,276)

Ending balance at December 31, 2007	(7,257)	89,337	82,080
Net income (loss)	(20,484)	5,404	(15,080)
Contributions	10,473	32,856	43,329
Distributions	(13,068)	(19,359)	(32,427)
Redemption of non-controlling interests	—	(304)	(304)

Ending balance at December 31, 2008	(30,336)	107,934	77,598
Net income (loss)	175	(2,812)	(2,637)
Contributions	7,000	6,065	13,065
Distributions	(7,426)	(3,587)	(11,013)
Redemption of non-controlling interests	(65)	(26)	(91)

Ending balance at December 31, 2009	$(30,652)	$107,574	$76,922

Younan Properties, Inc. Predecessor

Combined Statements of Cash Flow

	Year Ended December 31,
	2009	2008	2007
	(In thousands)

Operating Activities
Net income (loss)	$(2,637)	$(15,080)	$(26,451)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	55,633	61,028	54,721
Net accretion of acquired lease intangibles	(10,437)	(11,691)	(5,776)
Amortization of loan fees and costs	2,576	2,850	1,987
Deferred rent, net of reserves	(3,868)	(6,961)	(6,217)
Non-cash market value adjustments on interest rate contracts	(2,401)	1,605	1,693
Casualty (gain) loss	(7,315)	123	—
Amortization of mortgage note receivable discount and secured notes payable premiums	(688)	(200)	—
Gain on sale of discontinued operations	—	(10,436)	(6,727)
Other loss (gain)	3,536	(6,248)	—
Changes in operating assets & liabilities
Restricted cash	613	6,559	(1,033)
Tenant receivables	6,830	(3,889)	(1,127)
Other assets	320	3,288	(1,990)
Accounts payable and accrued expenses and security deposits	(5,270)	14,899	11,800

Net cash provided by operating activities	36,892	35,847	20,880
Investing Activities
Capital expenditures and property acquisitions	(23,220)	(43,646)	(390,257)
Acquisition of mortgage note	—	(2,935)	—
Forfeited deposit	—	(6,000)	—
Casualty proceeds	6,081	—	—
Proceeds from sale of properties	—	32,640	23,689

Net cash used in investing activities	(17,139)	(19,941)	(366,568)
Financing Activities
Proceeds from borrowings	6,697	44,151	345,263
Deferred loan costs	(1,452)	(840)	(3,798)
Repayment of borrowings	(12,007)	(66,037)	(26,317)
Acquisition of non-controlling interests	(91)	(17,860)	(4,873)
Contributions by Predecessor’s controlling investor	7,000	10,473	21,929
Contributions by non-controlling investors	6,065	32,856	52,808
Distributions to Predecessor’s controlling investor	(7,426)	(13,068)	(16,064)
Distributions to non-controlling investors	(3,587)	(19,359)	(15,728)

Net cash provided by (used in) financing activities	(4,801)	(29,684)	353,220
Increase (decrease) in cash and cash equivalents	14,952	(13,778)	7,532
Cash and cash equivalents at the beginning of period	7,614	21,392	13,860

Cash and cash equivalents at end of period	$22,566	$7,614	$21,392

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements
($ in thousands)

1.	Organization and Description of Business

Younan Properties, Inc. is a Maryland corporation formed on March 26, 2010 which will not have any operating activity until the consummation of our initial public offering and the related acquisition of our predecessor. Accordingly, we believe that a discussion of the results of Younan Properties, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

Our “Predecessor” or the “Company” includes Younan Properties, Inc., a California corporation, YGH Investments, LLC, a California limited liability company, YPI 555 St. Charles Fund, LLC, a Delaware limited liability company, YGAZ, LLC, a California limited liability company, and One Graystone GP, LLC, a Texas limited liability company, and their consolidated subsidiaries that primarily own directly or indirectly 36 office properties. We refer to these entities and their subsidiaries as the “Ownership Entities.” Younan Properties, Inc. had responsibility for the property management and leasing of the properties. Younan Properties, Inc. and the Ownership Entities were under common control for all periods presented. As used in these financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean our Predecessor for the periods presented and Younan Properties, Inc., a Maryland corporation and its consolidated subsidiaries upon consummation of this offering and the formation transactions.

We intend to file a Registration statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering of common stock. We intend to operate as a real estate investment trust or REIT. Concurrent with this offering we will enter into a series of formation transactions where we will acquire our Predecessor and its subsidiaries through a series of merger transactions whereby our Predecessor will be merged into a newly formed operating partnership. These acquisitions will be made upon completion of this offering. The acquisition of interests in the predecessor entity will be recorded at historical cost.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements include all the accounts of our Predecessor. Any entity where a) the equity is insufficient to finance its activities without additional subordinated financial support provided by any parties, or b) the equity holders as a group lack specific characteristics, as defined in the Codification, of a controlling financial interest, is considered a Variable Interest Entity (“VIE”). VIEs in which we are the primary beneficiary are consolidated. Entities that are not VIEs that we control are consolidated.

When we are the general partner or managing member, we are presumed to control the partnership unless the limited partners or non-managing members possess either a) the substantive ability to dissolve the partnership or otherwise remove us as general partner or managing member without cause (commonly referred to as “kick-out rights”), or b) the right to participate in substantive operating and financial decisions of the limited partnership or limited liability company that are expected to be made in the course of the their business.

The accounts of the entities we control, along with the accounts of the VIEs for which we are the primary beneficiary, are included in our consolidated financial statements, and all intercompany balances and transactions are eliminated. We account for our investment in entities that we do not consolidate using the equity method of accounting or, if we do not have the ability to exercise significant influence over an investee, the cost method of accounting. Changes in consolidation status are reflected effective the date the change of control or determination of primary beneficiary status occurred, and previously reported periods are not restated.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

Offering Costs

In connection with this offering, affiliates have or will incur legal, accounting, and related costs, which will be assumed or reimbursed by the Company upon the consummation of this offering. Such costs will be deducted from the gross proceeds of this offering.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the combined balance sheet and accompanying notes. Actual results could differ from those estimates.

Segment Information

Segment information is prepared on the same basis that our management reviews information for operational decision-making purposes. We operate one business segment which consists of the acquisition, ownership and management of office real estate. Our office segment includes primarily rental of office space and other tenant services including parking and storage space rental.

Investments in Real Estate

Acquisitions of properties are accounted for utilizing the purchase method and accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques including replacement costs are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market leases, and acquired above- and below-market tenant leases. Initial valuations are subject to change until such information is finalized, which must occur no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an “as-if-vacant” basis. The “as-if-vacant” fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. These amounts have been recorded in the tenant improvements and leasing commissions line item in our combined balance sheets.

Above-market and below-market in-place lease intangibles are recorded as assets or liabilities based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place tenant or ground leases, respectively, and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.

Expenditures for repairs and maintenance are charged to operations as incurred. Significant improvements and costs incurred in the execution of leases are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in operations for the period.

The values allocated to land, buildings, site improvements, tenant improvements, leasing costs and in-place leases are depreciated on a straight-line basis using an estimated life of 40 years for buildings; 15 years for site improvements and the remaining term of each lease of existing leases for in-place lease

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

values, tenant improvements and leasing costs. The values of above- and below-market tenant leases are amortized over the life of the related lease and recorded as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. The amortization of acquired in-place leases is recorded as an adjustment to depreciation and amortization in the combined statements of operations. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

Impairment of Long-Lived Assets

An asset is classified as an asset held for disposition when it meets certain criteria, including, among other criteria, the decision to sell the asset has been made, the asset has been marketed for sale and we expect that the sale is likely to occur within the next 12 months. Upon classification of an asset as held for disposition, the net book value of the asset, excluding long-term debt, is included on the balance sheet as properties held for disposition, depreciation of the asset is ceased and the operating results of the asset are included in discontinued operations for all periods presented.

We assess whether there has been impairment in the value of our long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the current carrying value exceeds the estimated undiscounted cash flows, an impairment loss is recorded equal to the difference between the asset’s current carrying value and its estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Also, we evaluate the carrying value of our mortgage loans receivable on an individual basis. Management periodically evaluates the realizability of future cash flows from the mortgage loan receivable when events or circumstances, such as the non-receipt of principal and interest payments and/or significant deterioration of the financial condition of the borrower, indicate that the carrying amount of the mortgage loan receivable may not be recoverable. An impairment charge is recognized in current period earnings and is calculated as the difference between the carrying amount of the mortgage loan receivable and the discounted cash flows expected to be received, or if foreclosure is probable, the fair value of the collateral securing the mortgage. Based upon such periodic assessments, an impairment totaling $3,536 occurred during the year ended December 31, 2009 related to a B-note owned by one of our combined predecessor entities. The borrower on this note is currently in default and we have fully reserved the carrying value of this asset.

Cash and Cash Equivalents

For purposes of the combined statements of cash flows, we consider short-term investments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash consists of amounts held by lenders to provide for future real estate taxes expenditures, insurance expenditures, and reserves for tenant and capital improvements.

Revenue and Gain Recognition

Four basic criteria must be met before revenue can be recognized: persuasive evidence that an arrangement exists; the delivery has occurred or services have been rendered; the fee is fixed and determinable; and collection is reasonably assured. All leases are classified as operating leases. For all lease terms exceeding one year, rental income is recognized on a straight-line basis over the terms of the leases. Deferred rent receivables represent rental revenue recognized on a straight-line basis in excess of billed rents.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenues in the period the applicable costs are incurred. In addition, we record a capital asset for leasehold improvements constructed by us that are reimbursed by tenants, with the offsetting side of this accounting entry recorded to deferred revenue which is included in accounts payable and accrued expenses. The deferred revenue is amortized as additional rental revenue over the life of the related lease.

Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease termination fees, which are included in rental revenues in the accompanying combined statements of operations, are recognized when the related leases are canceled and we have no continuing obligation to provide services to such former tenants. Total lease termination revenue was recorded in the amount of $549 for the year ended December 31, 2009; $843 for the year ended December 31, 2008 and $1,483 for the year ended December 31, 2007.

The Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to whether the lease stipulates how and on what a tenant improvement allowance may be spent; whether the tenant or landlord retains legal title to the improvements at the end of the lease term; whether the tenant improvements are unique to the tenant or general-purpose in nature; and whether the tenant improvements are expected to have any residual value at the end of the lease.

Monitoring of Rents and Other Receivables

We maintain an allowance for estimated losses that may result from the inability of tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent. We take into consideration many factors to evaluate the level of reserves necessary, including historical termination/default activity and current economic conditions. As of December 31, 2009 and 2008, we had an allowance for doubtful accounts of $2,663 and $1,854, respectively.

We generally do not require collateral or other security from our tenants, other than letters of credit or security deposits. As of December 31, 2009 and 2008, we had a total of approximately $6,177 and $6,363 respectively, of lease security available on existing leases in the form of letters of credit and security deposits.

Deferred Loan Costs

Costs incurred in issuing secured notes payable and unsecured credit facilities are capitalized. Deferred loan costs are included in other assets in the combined balance sheets at December 31, 2009 and 2008. The deferred loan costs are amortized to interest expense over the life of the respective loans. Any unamortized amounts upon early repayment of secured notes payable are written-off in the period of repayment.

Interest Rate Agreements

We manage our interest rate risk associated with borrowings by obtaining interest rate swap and interest rate cap contracts. The interest rate swap agreements we utilize effectively modify our exposure to interest rate risk by converting our floating-rate debt to a fixed-rate basis, thus reducing the impact of

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

interest-rate changes on future interest expense. These agreements involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the life of the agreements without an exchange of the underlying principal amount. We do not use any other derivative instruments.

We record all derivatives on the combined balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our cash flow hedging strategy. We currently do not have any derivatives accounted for as fair value or cash-flow hedges, and as such, changes in fair value are recognized in earnings. The fair value of these hedges is obtained through the use of conventional valuation algorithms. See Note 9 for a summary of our interest rate hedges.

Variable Interest Entities (“VIE”)

The Company is required to consolidate a VIE if its interest in the VIE is such that it will absorb a majority of the entity’s expected losses and/or receive a majority of the entity’s expected residual returns, or both; therefore, signifying that the Company is the primary beneficiary. The Company may be subject to additional losses to the extent of any financial support that it voluntarily provides in the future. Additionally, if different estimates are applied in determining future cash flows, and how the cash flows are funded, the Company may have otherwise concluded on the consolidated method of an entity.

The determination of the consolidation method for each entity can change as reconsideration events occur. Expected results after the formation of an entity can vary, which could cause a change in the allocation to the partners. In addition, if the Company sells a property, sells its interest in a joint venture or enters into a new join venture, the number of VIEs it is involved with could vary.

As of December 31, 2009, the Company determined that it was the primary beneficiary under ASC 810 Consolidation (formerly FIN46(R) - Consolidation of Variable Interest Entity) of one VIE representing two properties. The Company’s VIE consists of joint ventures that are engaged, directly or indirectly, in the ownership and management of office buildings. The carrying value of real estate, nonrecourse mortgage debt and noncontrolling interest of the VIE for which the Company is the primary beneficiary is as follows:

	December 31,
	2009	2008
	(In thousands)
Real estate, net	$43,409	$45,443
Secured notes payable	$37,815	$37,815
Noncontrolling interest	$6,143	$5,714

Income Taxes

Our Predecessor was comprised of one S-Corporation and the remaining entities were limited partnerships and limited liability companies. Under applicable federal and state income tax rules, the allocated share of net income or loss from the limited partnerships, limited liability companies and the S-Corporation is reportable in the income tax returns of the respective partners, members and stockholders. Accordingly, no

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

income tax provision was included in the accompanying combined financial statements of our Predecessor other than the 1.5% tax due on taxable income of S-Corporations in the State of California.

Recently Issued Accounting Literature

On July 1, 2009, the Financial Accounting Standards Board (FASB) released the authoritative version of the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). Codification Topic 105, Generally Accepted Accounting Principles, established that the Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered nonauthoritative. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, therefore the Codification includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. All previous references to FASB Accounting Standards (FASs), FASB Staff Positions (FSPs) or Emerging Issues Task Force Abstracts (EITFs) are now replaced by the Accounting Standards Codification Topics (ASCs) that contain the relevant and current accounting pronouncements. Modifications to the Codification will come in the form of Accounting Standards Updates (ASUs) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification was effective beginning with our financial statements for the fiscal quarter ending September 30, 2009 and the principal impact is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

We adopted new FASB guidance contained in ASC 805 as of January 1, 2009, which changes the method of accounting for business combinations. Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. ASC 805 requires that transaction costs such as legal, accounting and advisory fees be expensed. ASC 805 also includes a substantial number of new disclosure requirements. The adoption of ASC 805 did not have a material effect on our financial position or results of operations.

We adopted new FASB guidance contained in ASC 810 as of January 1, 2009, which establishes new accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the combined financial statements separate from the parent’s equity. The amount of net income or loss attributable to the noncontrolling interest is included in combined net income or loss on the face of the statement of operations. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. ASC 810 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. The adoption of ASC 810 did not have a material effect on our financial position or results of operations, other than presentation differences.

We adopted new FASB guidance contained in ASC 815 as of January 1, 2009, which expands disclosure requirements for an entity’s derivative and hedging activities. Under ASC 815, entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In order to meet these requirements, entities must include quantitative disclosures about derivative fair values and gains/losses on

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

derivative instruments, qualitative disclosures about objectives and strategies for using derivatives, and disclosures about credit-risk-related contingent features in derivative agreements. The adoption of ASC 815 did not have a material effect on our financial position or results of operations as this statement only addresses disclosures.

We adopted new FASB guidance contained in ASC 855 as of April 1, 2009, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855 did not have a material effect on our financial position or results of operations as this statement only addresses disclosures. See Note 16 for subsequent events disclosure.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This ASU amends the FASB Accounting Standards Codification for Statement 167. This standard requires an enterprise to perform an analysis to determine whether an enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2009, which for us means January 1, 2010. We are currently evaluating the impact that this ASU will have on our financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. This ASU became effective for us on January 1, 2010. We do not currently anticipate that this ASU will have a material impact on our combined financial statements upon adoption.

3.	Investment in Real Estate

Acquisitions

The following table summarizes the allocations of estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	2009	2008	2007
	Acquisitions	Acquisitions	Acquisitions

Investment in real estate:
Land	$2,542	$4,133	$42,009
Building	7,957	7,093	312,926
Tenant improvements and leasing commissions	1,302	1,407	63,892
Acquired lease intangible assets	219	12	—
Accounts payable, accrued expenses, tenant security deposits, net of accounts receivable	(53)	(170)	(7,001)
Acquired lease intangible liabilities	—	—	(46,288)
Secured notes payable	(9,347)	—	—

Net acquisition costs	$2,620	$12,475	$365,538

In August 2009, we acquired an approximate 64,778 square foot Class “A” office building located in the LA North/San Fernando Valley submarket. The aggregate net acquisition costs for this property approximated $11,967, including the assumption of a $9,347 secured note payable. In December 2008, we

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

acquired an approximate 62,356 rentable square foot Class “A” office building located in the LA North/San Fernando Valley submarket. The aggregate net acquisition costs for this property approximated $12,475.

In addition, during 2008 we acquired one mortgage note with a combined face value of $6,500 for a total consideration of $2,935.

During 2007, we acquired twelve Class “A” office buildings located in various submarkets in Dallas and Houston. The aggregate net acquisition costs for these properties approximated $365,538.

Dispositions

In June 2007, we sold a 137,238 square foot Class “A” office building located in the Maitland submarket of Orlando, Florida for net disposition proceeds of $23,689. In August 2008, we sold a 172,445 square foot Class “A” office building located in the Chicago CBD submarket of Chicago, Illinois for net disposition proceeds of $32,640.

ASC 205-20, Presentation of Financial Statements — Discontinued Operations requires, among other things, that the operating results of real estate properties classified as held for disposition, be classified as discontinued operations in the statements of operations for all periods presented. All buildings classified as discontinued operations were sold during 2008 and 2007.

	Year Ended December 31,
	2009	2008	2007

Income statement
Rental revenues	$ —	$2,390	$5,314
Operating expenses	—	1,325	2,749

Operating income	$ —	$1,065	$2,565
Interest expense	$ —	$965	$1,820
Depreciation and amortization	—	817	2,203

Loss from discontinued operations	$ —	$(717)	$(1,458)
Gain on sales of properties	—	10,436	6,727

Income from discontinued operations	$	$9,719	$5,269

4.	Acquired Lease Intangibles

Net accretion of above- and below-market tenant and ground lease values were recorded as an increase to rental income totaling $10,437 for 2009, $11,691 for 2008 and $5,776 for 2007.

The following is the estimated net accretion of our above- and below-market tenant and ground lease values at December 31, 2009 for the next five years:

Year

2010	$8,829
2011	7,291
2012	5,580
2013	3,564
2014	2,997
Thereafter	2,462

Total	$30,723

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

5.	Prepaid Expenses and Other Assets

Other assets consist of the following at December 31:

	2009	2008

Deferred loan costs, net of accumulated amortization of $8,548 and $5,972 at December 31, 2009 and 2008, respectively	$4,276	$5,570
Prepaid expenses	1,438	1,015
Other	228	308

Total other assets	$5,942	$6,893

We incurred deferred loan cost amortization expense of $2,576 for 2009, $2,850 for 2008 and $1,987 for 2007. Deferred loan cost amortization is included as a component of interest expense in the Combined Statements of Operations.

6.	Future Minimum Lease Receipts and Payments

Future Minimum Lease Receipts

We lease space to tenants primarily under non-cancelable operating leases, which generally contain provisions for a base rent plus reimbursement for certain operating expenses. Operating expense reimbursements are reflected in our combined statements of operations as tenant recoveries.

Future minimum base rentals on non-cancelable office and ground operating leases at December 31, 2009 are as follows:

Years ending December 31:
2010	$133,878
2011	116,285
2012	98,806
2013	72,780
2014	54,351
Thereafter	123,068

Total future minimum base rentals	$599,168

The above future minimum lease payments exclude tenant recoveries, amortization of deferred rent receivables and the net accretion of above/below-market lease intangibles. Some leases are subject to termination options, generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

Future Minimum Lease Payments

We currently lease portions of the land underlying two of our office properties. Patriot Tower is subject to four ground leases. Two of the ground leases relate to the office building and expire on the same day in 2071. The other two ground leases relate to portions of the adjacent parking structure that serves the office buildings and expire in 2050 and 2053, respectively. Meridian Bank Tower is subject to a ground lease that expires in 2062 and has a 99-year extension right exercisable at our option.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

The following is a schedule of our minimum ground lease payments (assuming the continuation of each lease to full term, without utilizing the ordinary purchase option available on one of the leases) as of December 31, 2009:

Years ending December 31:
2010	$844
2011	844
2012	844
2013	844
2014	844
Thereafter	45,668

Total future minimum lease payments	$49,888

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

7.	Secured Notes Payable

The carrying amounts of our secured notes payable at December 31, 2009 and 2008 consists of the following:

	Principal Amount As of
	December 31,	December 31,		Effective Rate	Maturity
	2009	2008	Rate	(Dec. 2009)	Date

Mortgage Debt Secured By
Meridian Bank Tower	$18,550	$18,550	5.24%	5.24%	10/2010
Younan Central Plaza	13,121	13,279	6m LIBOR + 4.25% with 9.60% floor	9.60%	5/2014
CD Portfolio — Senior(1)	224,400	224,400	5.83%	5.83%	10/2011
CD Portfolio — Mezz(1)	38,618	36,500	9.55%	9.55%	10/2011
Younan Corporate Center	3,950	4,700	3m LIBOR + 6.00%	6.25%	4/2010
The Meridian	10,128	9,958	1m LIBOR + 1.55%	1.84%	3/2010
Northbelt Portfolio(2)	27,322	27,322	1m LIBOR + 1.55%	1.80%	12/2010
6464 Savoy	6,040	6,461	1.79%	1.79%	7/2010
Younan — West Loop — Senior	23,940	23,940	5.85%(16)	5.85%	9/2017
Younan West Loop — Mezz(3)	3,420	3,420	6m LIBOR + 1.50%	2.07%	9/2010
Shepherd Place — Senior(4)	10,455	10,455	1m LIBOR + 1.50%	1.76%	9/2010
Younan Tower	13,390	13,535	6.47%	6.47%	12/2012
1010 Lamar(5)	32,000	32,000	1m LIBOR + 1.55%	1.90%	11/2012
Galleria Plaza(6)	16,400	16,400	1m LIBOR + 4.00% with 5.50% floor	5.50%	8/2010
Younan Place — Senior(7)	23,000	23,000	6.57%	6.57%	8/2010
Younan Place — Mezz(7)	227	—	1m LIBOR + 1.40% with 6.40% floor	6.40%	8/2010
Central Expressway Properties — Senior(8)	77,462	78,430	5.42%	5.42%	9/2010
Central Expressway Properties — Mezz(8)	7,660	7,660	11.04%	11.04%	9/2010
Embassy Plaza	10,668	9,444	1m LIBOR + 4.00% with 5.50% floor	5.50%	4/2012
KPMG Centre Owner, LP — Senior	64,000	62,500	6.31%	6.31%	7/2011
KPMG Centre Owner, LP — Mezz	3,500	5,000	9.01%	9.01%	7/2011
Norfolk Tower(9)	20,725	20,725	1m LIBOR + 2.85% with 5.35% floor	5.35%	8/2011
Patriot Tower(10)	21,539	19,805	1m LIBOR + 1.50%	1.79%	5/2010
One Graystone Centre(11)	17,225	17,823	LIBOR + 1.75%	2.06%	—
One North Arlington	18,745	18,990	5.74%	5.74%	1/2011
Park Central Properties, L.P. — Senior(12)	59,048	59,873	5.78%	5.78%	11/2010
Park Central Properties, L.P. — Mezz(12)	4,330	4,330	11.00%	11.00%	11/2010
Thanksgiving Tower(13)	75,904	75,282	1m LIBOR + 1.11%	1.34%	3/2010
Younan Commons	13,457	13,639	5.16%	5.16%	9/2010
Two Westlake Park — Senior	55,300	55,300	5.85%(16)	5.85%	9/2017
Two Westlake Park — Mezz(14)	10,545	7,900	6m LIBOR + 1.50%	1.98%	10/2010
Younan Corporate Plaza	9,295	—	5.74%	5.74%	11/2014
White Stallion(15)	5,000	5,000	5.00%	5.00%

	$939,364	$925,621

footnotes continued on following page

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

(1)	Note secured by Younan North LaSalle, 1600 Corporate Center, Kensington Corporate Center, Energy Square I, Energy Square II, Energy Square III and Bannockburn Corporate Center.

(2)	Note secured by Greenbriar Place, Bridgewood I and Bridgewood II. One one-year extension to 12/2011 exists at our option subject to certain conditions.

(3)	One two-year extension to 9/2012 is available at our option subject to certain conditions.

(4)	One one-year extension to 9/2011 is available at our option subject to certain conditions.

(5)	Two one-year extensions to 11/2013 and 11/2014 are available at our option subject to certain conditions.

(6)	Two one year extensions to 8/2011 and 8/2012 are available at our option subject to certain conditions.

(7)	Two one-year extensions to 8/2011 and 8/2012 are available at our option subject to certain conditions.

(8)	Note secured by North Central Plaza, 9400 Central Expressway and Eighty-Eighty.

(9)	One one-year extension to 8/2012 is available at our option subject to certain conditions.

(10)	One one-year extension to 5/2011 is available at our option subject to certain conditions.

(11)	We have entered into a forbearance agreement that will permit the loan to be repaid at the closing of our initial public offering.

(12)	Note secured by Lakeside Square and Four Forest.

(13)	Two one-year extensions to 3/2011 and 3/2012 are available at our option subject to certain conditions.

(14)	One two-year extension to 10/2012 is available at our option subject to certain conditions.

(15)	Represents mortgage related to real property owned by our President and Chief Executive Officer as of December 31, 2009. See Notes 15 and 16 below.

(16)	Interest rate is fixed through November 1, 2012; thereafter the rate adjusts to LIBOR + 2.50%

Based on information currently available to the Company, we expect to repay, extend or refinance debt coming due during 2010. The financial statements have been prepared assuming the Company is successful. However, in the event the Company is not successful in repaying, extending or refinancing the debt coming due in 2010, we believe the Company’s financial exposure is limited by the non-recourse nature of the collateral.

Unsecured Credit Facilities

We have a $5,000 revolving credit facility with Bank of America, N.A., which matures in July 2010. At December 31, 2009 and 2008, we had $3,563 and $5,000, respectively, drawn and outstanding on this facility. The facility bears interest at rate per annum equal to the bank’s prime lending rate plus a 15 basis point unused fee is payable on the undrawn balance. In addition, we have a $3,150 term credit facility with US Bank, which matures in October, 2010. At December 31, 2009 and 2008, we had $2,600 and $5,000, respectively drawn and outstanding on this facility. This facility bears interest equal to the banks prime lending rate. We also had a $4,500 unsecured credit facility used to fund the acquisition of a property that was paid down to $750 at December 31, 2009 ($4,500 at December 31, 2008).

Minimum Future Principal Payments

The minimum future principal payments due on our secured notes payable and unsecured credit facilities at December 31, 2009 are as follows:

2010	$415,502
2011	369,080
2012	56,133
2013	427
2014	20,895
Thereafter	84,240

Total minimum future principal payments	$946,277

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

8.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2009	2008

Accounts payable and accrued liabilities	$44,156	$53,109
Prepaid rent	4,993	4,661
Deferred revenue	4,117	2,169

Total	$53,266	$59,939

9.	Interest Rate Contracts

Cash Flow Hedges of Interest Rate Risk

We manage our interest rate risk associated with borrowings by obtaining interest rate swap and interest rate cap contracts. Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps and interest rate caps as part of our cash flow hedging strategy to either convert our floating-rate debt to a fixed-rate basis or to limit interest rate exposure on specific loans, thus reducing the overall impact of interest rate changes on cash flows. We may enter into offsetting derivative contracts that are intended to convert previously non-designated hedges into designated hedges for accounting purposes. These offsetting derivative contracts have no impact on our cash flow hedging strategy. We do not use any other derivative instruments.

Non-designated Hedges

Derivatives not designated as hedges are not speculative. Our Predecessor entered into $27,200 notional of pay-fixed swaps at a fixed rate of 3.74%, as well as $106,900 of purchased caps to manage our exposure to LIBOR movements at a total cap rate of 6.25%. The current number of Pay-Fixed Swaps and Purchased Caps at December 31, 2009 is as follows:

	Number of
Interest Rate Derivative	Instruments	Notional

Pay-Fixed Swaps	3	$27,200
Purchased Caps	2	$106,900

Accounting for Interest Rate Contracts

Our predecessor did not designate its derivatives as hedges and consequently the changes in fair value of these interest rate swaps have been recognized in earnings for all periods. The aggregate net asset fair value of these swaps increased $2,401 for 2009 and decreased $1,605 for 2008 and $1,693 in 2007. The increases and decreases in fair value were recorded as interest expense in the combined statements of operations.

Fair Value Measurement

We record all derivatives on the balance sheet at fair value, using the framework for measuring fair value established by the FASB. The fair value of these hedges has been determined using conventional valuation algorithms.

The FASB has established a framework for measuring fair value and expanded disclosures about fair value measurements. It emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the FASB established a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Currently, we use interest rate swaps and caps to manage interest rate risk resulting from variable interest payments on our floating rate debt. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees. We have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. We do not have any fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2009.

The table below present the derivative assets and liabilities, presented in our financial statements on a gross basis without reflecting any net settlement positions with the same counterparty. The derivatives shown below are measured at fair value as of December 31, 2009 and aggregated by the level in the fair value hierarchy within which those measurements fall:

	Quoted Prices in
	Active Markets for		Significant
	Identical Assets	Significant Other	Unobservable	Balance at
	and Liabilities	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009

Assets
Interest Rate Contracts	$—	$—	$—	$—
Liabilities
Interest Rate Contracts	$—	$897	$—	$897

As of December 31, 2009, the fair value of derivatives, aggregated by counterparty, in a net liability position was $953, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

10.	Stockholders’ Equity

Our Predecessor’s equity represents the combined equity balances of Younan Properties, Inc. a California corporation, and the ownership interest held directly by Zaya Younan in YGH Investments, LLC, YPI 555 St. Charles Fund, LLC, YGAZ, LLC, and One Graystone GP, LLC. Non-controlling interests relate to interests in the Ownership Entities that are not owned by our Predecessor.

We accounted for the acquisition of non-controlling interests (formerly referred to as minority interests) which occurred prior to January 1, 2009 (the effective date for a new accounting pronouncement on consolidation), as a “step-acquisition,” and allocated the purchase price in excess of the book value of the non-controlling interest using to the estimated fair values of the assets acquired and the liabilities assumed. Subsequent to the adoption of the new accounting guidance, any acquisitions of non-controlling interests have been transferred from non-controlling interests to Younan Properties, Inc. Predecessor’s equity (deficit).

During the years ended December 31, 2009, 2008 and 2007, our Predecessor acquired non-controlling interests in the Ownership Entities totaling $91, $17,860 and $4,873, respectively.

The table below represents the net income attributable to Predecessor controlling interests and transfers from non-controlling interests:

	For the Year Ended December 31,
	2009	2008	2007

Net income (loss) attributable to Younan Properties, Inc. Predecessor	$175	$(20,484)	$(15,053)
Transfers from the noncontrolling interests:
Increase in Predecessor controlling interests for acquisition of non-controlling interests	(65)	(17,556)	(1,596)
Net transfers from noncontrolling interests	—	—	—

Change from net income attributable to Predecessor controlling interests and transfers from noncontrolling interests	$110	$(38,040)	$(16,649))

11.	Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments at December 31, 2009 and 2008, respectively, were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and other liabilities approximate fair value because of the short-term nature of these instruments. We calculate the fair value of our secured notes payable based on a currently available market rate assuming the loans are outstanding through maturity and considering the collateral. At December 31, 2009, the aggregate fair value of our secured loans and unsecured revolving credit facilities is estimated to be approximately $937,700, based on a credit-adjusted present value of the future principal and interest payments.

Currently, we use interest rate swaps and caps to manage interest rate risk resulting from variable interest payments on our floating rate debt. These financial instruments are carried on our balance sheet at fair value based on the assumptions that market participants would use in pricing the asset or liability. See Note 9.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

12.	Commitments and Contingencies

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. We believe that the ultimate settlement of these actions will not have a material adverse effect to our financial position and results of operations or cash flows.

Concentration of credit risk

Our properties are located in Dallas-Fort Worth, Chicago, Houston, Phoenix and Los Angeles. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the markets in which the tenants operate. We perform ongoing credit evaluations of our tenants for potential credit losses. Financial instruments that subject us to credit risk consist primarily of cash, accounts receivable, deferred rents receivable and interest rate contracts. We maintain our cash and cash equivalents with high quality financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250 under the recently increased limit that the U.S. Congress has temporarily granted until December 31, 2013. To date, we have not experienced any losses on our deposited cash.

Asset retirement obligations

A conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control. Under this standard, a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified approximately 15 properties in our combined portfolio containing asbestos or asbestos-containing building materials, which would have to be removed in compliance with applicable environmental regulations if these properties undergo major renovations or are demolished. As of December 31, 2009, the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates, and therefore, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation.

13.	Casualty Gain or Loss

Our policy is to record casualty losses or gains in the period the casualty occurs equal to the differential between (a) the book value of assets destroyed and (b) insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts. Potential insurance proceeds that are subject to uncertainties are treated as a contingent proceeds and not recorded until the uncertainties are satisfied. During 2009, we recorded casualty gain totaling $7,315, representing the realization of such contingent proceeds relating to a Hurricane Ike claim for our 6464 Savoy property in Houston which occurred in 2008 and our Two Westlake property in Houston that suffered flood damage in April of 2009. During 2008, we recorded a casualty loss of $123, related to damage to our Norfolk Tower property in Houston from damage suffered also during Hurricane Ike.

14.	Other Loss or Gain

Other loss or gain consists of gains and losses unrelated to the sale of properties held for disposition. In 2008, we recognized a $12.2 million gain related to investments in a secured mortgage note acquired at a discount to face value. This investment gain was partially offset by a $6.0 million loss in 2008 incurred by our Predecessor’s management company related to a forfeited deposit on an anticipated property acquisition that was not executed.

Younan Properties, Inc. Predecessor

Notes to Combined Financial Statements — (Continued)
($ in thousands)

15.	Related-Party Transactions

Our Predecessor’s management company held title to and provided recordkeeping services for certain personal real assets owned by Mr. Younan, our Chairman, Chief Executive Officer and President. Included in our net investments in real estate balances as of December 31, 2009 and 2008 we had approximately $10,151 and $10,327 related to these assets, respectively. Our Predecessor incurred property taxes, mortgage interest, depreciation and other maintenance costs related to these assets for the years ended December 31, 2009, 2008 and 2007. These assets were distributed to Mr. Younan subsequent to December 31, 2009. See Note 16 below. These costs are included in our real estate taxes, property operating expenses, depreciation and amortization, and interest expense for each period presented as follows:

	For the Year Ended December 31,
	2009	2008	2007

Property expenses	$35	$32	$—
Real estate taxes	139	113	110
Interest expense	250	273	188
Depreciation expense	176	176	156

Total	$600	$594	$454

16.	Subsequent Events

Since January 1, 2010 we have acquired $281 of the Predecessor’s non-controlling interests that had a historical basis of $(364). Separately, we have entered into an arrangement to acquire the non-controlling interests in certain predecessor entities as a part of the formation transactions. We will acquire all of the non-controlling interests in YPI 2323 Shepherd, LLC, a Delaware limited liability company, and YPI 1700 W. Loop, LLC, a Delaware limited liability company, Passco Younan Opportunity Fund I, LLC, a Delaware limited liability company (“Passco”), which own two of our properties for $13,285 (unaudited) including the payment of a $300 (unaudited) disposition fee to the manager of Passco. The acquisition of the Passco non-controlling interests is contingent upon the consummation of this offering. Additionally, on September 13, 2010, YGH Investments, LLC, a California limited liability company (“YGH”) acquired the interest held by Chung Hsien International, L.P., a Texas limited partnership, in 4041 Central Plaza, LLC, a Delaware limited liability company, for a payment of $16,300 using the net proceeds from the $30,500 refinanced loan secured by Younan Central Plaza.

Effective January 1, 2010, our Predecessor distributed $10,151 in personal real assets owned by our Chief Executive Officer, noted in footnote 15 above.

Schedule III
Combined Real Estate and Accumulated Depreciation
($ in thousands)

							Gross Carrying Amount at
							December 31, 2009				Accumulated
						Improvements			Tenant		Depreciation
		Encumbrances		Initial Cost		Capitalized			Improvements		at
		at December 31,			Building &	Subsequent to		Building &	and Leasing		December 31,	Year Built/	Year
Property Name(8)	Location	2009		Land	Improvements	Acquisition	Land	Improvements	Commissions	Total	2009	Renovated	Acquired

One Graystone Centre	Dallas-Fort Worth, TX	$17,225		$1,626	$16,151	$5,332	$1,938	$16,348	$4,823	$23,109	$(6,383)	1983/2003	2003
The Meridian	Dallas-Fort Worth, TX	10,128		1,851	9,871	2,525	1,938	9,455	2,854	14,247	(3,760)	1985	2003
Younan Central Plaza	Phoenix, AZ	13,121		2,710	19,510	16,041	2,710	12,134	23,417	38,261	(8,090)	1980/2009	2004
Meridian Bank Tower	Phoenix, AZ	18,550		2,443	7,570	6,074	2,747	8,055	5,285	16,087	(5,544)	1958	2004
Younan Commons	Chicago, IL	13,457		1,212	15,024	432	1,212	13,064	2,392	16,668	(3,960)	1993	2005
Eighty-Eighty	Dallas-Fort Worth, TX	31,495	(1)	1,467	35,524	3,385	1,467	30,688	8,221	40,376	(8,478)	1984	2005
9400 Central Expressway	Dallas-Fort Worth, TX	30,512	(1)	7,773	26,441	3,168	7,773	21,500	8,109	37,382	(8,520)	1981/1995	2005
North Central Plaza	Dallas-Fort Worth, TX	23,115	(1)	1,931	24,949	1,937	1,931	21,122	5,764	28,817	(6,548)	1986	2005
Four Forest	Dallas-Fort Worth, TX	28,398	(2)	2,043	33,157	2,749	2,043	26,469	9,437	37,949	(8,879)	1985	2005
Lakeside Square	Dallas-Fort Worth, TX	34,980	(2)	2,096	39,922	4,785	2,096	33,297	11,410	46,803	(9,697)	1987/2008	2005
Embassy Plaza	Chicago, IL	10,668		1,789	12,544	2,398	1,789	10,265	4,677	16,731	(4,245)	1986	2005
One North Arlington	Chicago, IL	18,745		2,477	21,753	1,209	2,477	18,863	4,099	25,439	(4,506)	1986/2003	2005
Norfolk Tower	Houston, TX	20,725		3,975	18,381	1,988	3,975	15,829	4,540	24,344	(4,665)	1982/2008	2006
KPMG Centre	Dallas-Fort Worth, TX	67,500		2,344	73,139	5,969	2,344	61,802	17,306	81,452	(14,188)	1980/2006	2006
Galleria Plaza	Dallas-Fort Worth, TX	16,400		1,240	19,129	2,206	1,240	17,405	3,930	22,575	(3,513)	1985	2006
Younan North LaSalle	Chicago, IL	107,810	(3)	11,179	100,491	18,172	11,998	92,255	25,589	129,842	(19,704)	1984/2008	2006
1600 Corporate Center	Chicago, IL	22,148	(3)	1,295	19,779	4,175	1,453	19,988	3,808	25,249	(3,612)	1986/2007	2006
Bannockburn Corporate Center	Chicago, IL	33,749	(3)	3,864	29,620	2,934	4,040	28,427	3,951	36,418	(4,289)	1999	2006
Kensington Corporate Center	Chicago, IL	10,312	(3)	1,541	8,975	1,882	1,683	8,428	2,287	12,398	(2,720)	1989/2008	2006
Energy Square I	Dallas-Fort Worth, TX	56,187	(3) (4)	4,790	20,473	4,453	5,157	19,714	4,845	29,716	(4,672)	1974/2004	2006
Energy Square II	Dallas-Fort Worth, TX	—	(3) (4)	2,881	32,026	4,355	3,085	29,107	7,070	39,262	(7,249)	1980/2004	2006
Energy Square III	Dallas-Fort Worth, TX	32,812	(3)	1,878	28,286	5,297	2,024	26,242	7,195	35,461	(6,521)	1986/2004	2006
Thanksgiving Tower	Dallas-Fort Worth, TX	75,904		3,861	119,046	6,331	3,861	100,125	25,252	129,238	(16,527)	1982/2008	2007
Patriot Tower	Dallas-Fort Worth, TX	21,539		5,891	19,892	1,355	5,891	16,366	4,881	27,138	(3,487)	1979/2005	2007
6464 Savoy	Houston, TX	6,040		1,695	5,979	(4,317)	1,695	1,662	—	3,357	—	1980/2002	2007
Younan Tower	Houston, TX	13,390		1,968	16,352	132	1,968	13,186	3,298	18,452	(2,524)	1982/2003	2007
Younan Place	Houston, TX	23,227		2,758	24,186	1,204	2,758	20,387	5,003	28,148	(4,504)	1981/2007	2007
Shepherd Place	Houston, TX	10,455		1,335	11,469	277	1,335	8,900	2,846	13,081	(1,911)	1983	2007
Younan West Loop	Houston, TX	27,360		4,430	31,085	934	4,430	24,336	7,683	36,449	(4,210)	1978/2006	2007
Two Westlake Park	Houston, TX	65,845	(5)	4,473	81,307	(149)	4,473	66,117	15,041	85,631	(10,879)	1983/2009	2007
1010 Lamar	Houston, TX	32,000		11,285	34,316	844	11,285	29,202	5,958	46,445	(5,489)	1981	2007
Greenbriar Place	Houston, TX	11,344	(6)	1,278	12,920	608	1,278	11,296	2,232	14,806	(2,265)	1982	2007
Bridgewood I	Houston, TX	7,462	(6)	1,460	9,374	296	1,460	7,478	2,192	11,130	(1,717)	1981	2007
Bridgewood II	Houston, TX	8,516	(6)	1,188	9,944	36	1,188	8,106	1,874	11,168	(1,318)	1981	2007
Younan Corporate Center	Los Angeles, CA	3,950		4,133	8,474	112	4,133	7,066	1,520	12,719	(725)	1998	2008
Younan Corporate Plaza	Los Angeles, CA	9,295		2,542	9,259	—	2,542	7,957	1,302	11,801	(371)	1981	2009
Other properties	Thousand Oaks, CA; Dallas, TX	5,000		3,853	7,051	—	3,853	7,051	—	10,904	(753)	(7)	(7)

		$939,364		$116,555	$1,013,369	$109,129	$119,270	$869,692	$250,091	$1,239,053	$(206,423)

(1)	All of these properties are collateral for our $85.1 million Central Expressway Properties senior and mezzanine financings. The encumbrance allocated to an individual property is based on the related individual release price.

(2)	All of these properties are collateral for our $63.3 million Park Central Properties, L.P. senior and mezzanine financings. The encumbrance allocated to an individual property is based on the related individual release price.

(3)	All of these properties are collateral for our $263.0 million CD Portfolio senior and mezzanine financings. The encumbrance allocated to an individual property is based on the related individual release price.

(4)	This portion of the CD Portfolio senior and mezzanine financings is the release price for both Energy Square I and Energy Square II.

(5)	This property is financed by our Two Westlake senior and mezzanine loans.

(6)	All of these properties are collateral for our $27.3 million Northbelt Portfolio mortgage financings. The encumbrance allocated to an individual property is based on the related individual release price.

(7)	Various properties owned by our CEO which were distributed subsequently after December 31, 2009.

(8)	All of these properties are office properties.

Schedule III

Combined Real Estate and Accumulated Depreciation (Continued)
($ in thousands)

Activity for the year ended December 31, 2009 is as follows:

	Real Estate	Accumulated
	Assets	Depreciation

Balance at December 31, 2008	$1,211,740	$(152,506)
Additions
Property acquisitions	11,801
Capital expenditures	20,601
Depreciation		(55,633)
Deductions
Fully depreciated assets	(1,452)	1,452
Casualty loss	(3,637)	264

Balance at December 31, 2009	$1,239,053	$(206,423)

Until          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

           Shares

Younan Properties, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Citi

Credit Suisse

, 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$40,998
NYSE Listing Fee
Financial Industry Regulatory Authority Filing Fee	5,500
Printing and Engraving Expenses	200,000
Legal Fees and Expenses (other than Blue Sky)	6,400,000
Accounting and Fees and Expenses	1,750,000
Transfer Agent and Registrar Fees	3,500

Total

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On March 30, 2010 we issued 100 shares of our common stock to Zaya Younan, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act.

In connection with the formation transactions, an aggregate of           shares of common stock and           common units with an aggregate value of $      million will be issued to certain persons transferring to us interests in the asset entities that own the properties comprising our initial portfolio in consideration of such transfer. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. Such substantive pre-existing relationships consisted of co-investing with our Predecessor in the asset entities that we will acquire in the formation transactions. Prior to the filing of this registration statement, each such person consented to the merger of the asset entity or entities in which it holds an investment either with and into our operating partnership or with a wholly-owned subsidiary of one operating partnership. A significant number of these people have made investments in multiple asset entities that make up our Predecessor. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. We did not generally solicit or advertise to market our securities. All such persons made their investment decisions based on their substantive pre-existing relationships with us and the information that we provided to them, including a private placement memorandum. The issuance of such shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and pursuant to Rule 506 of Regulation D of the Securities Act.

Concurrently with the closing of this offering, we will complete a private placement pursuant to which we will sell a number of shares of common stock equal to $1 million divided by the midpoint of the range of prices set forth on the cover of this prospectus to Zaya Younan, at a price per share equal to the price to the public without payment by us of any underwriting discount or commission. Mr. Younan had a substantive, pre-existing relationship with us. Mr. Younan has served as our predecessor company’s chairman and chief executive officer since its inception. Mr. Younan is an “accredited investor” as defined under Regulation D of the Securities Act. We did not generally solicit or advertise to market our securities. Mr. Younan made his investment decision based on his substantive pre-existing relationship with us. The issuance of such shares will be effected in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act and pursuant to Rule 506 of Regulation D of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our Bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and Bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our Company in any of the capacities described above and any employees or agents of our Company or a predecessor of our Company.

We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Younan Properties, L.P., the partnership of which we serve as sole general partner.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(A) Financial Statements.  See Index to Consolidated Financial Statements and the related notes thereto.

(B) Exhibits.  The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

*1	.1	Form of Purchase Agreement
3.1		Articles of Amendment and Restatement of Younan Properties, Inc.
3.2		Amended and Restated Bylaws of Younan Properties, Inc.
4.1		Form of Certificate of Common Stock of Younan Properties, Inc.
*5	.1	Opinion of Venable LLP
*8	.1	Opinion of Latham & Watkins LLP with respect to tax matters
*10	.1	Form of Amended and Restated Agreement of Limited Partnership of Younan Properties, L.P.
**10	.2	Form of Registration Rights Agreement among Younan Properties, Inc. and the persons named therein
*10	.3	Form of Younan Properties, Inc. Incentive Award Plan
10.4		Form of Indemnification Agreement between Younan Properties, Inc. and its directors and officers
**10	.5	Form of Employment Agreement between Younan Properties, Inc., Younan Properties, L.P. and Zaya S. Younan
**10	.6	Form of Employment Agreement between Younan Properties, Inc., Younan Properties, L.P. and Robert Peddicord
**10	.7	Form of Employment Agreement between Younan Properties, Inc., Younan Properties, L.P. and Andres R. Gavinet
**10	.8	Agreement and Plan of Merger by and between Younan Properties, Inc. and Younan Properties, Inc., a California corporation, dated as of April 8, 2010
**10	.9	Agreement and Plan of Merger by and among Younan Properties, L.P., Younan Investment Properties, L.P., and the entities named in Schedule I therein, dated as of April 8, 2010
**10	.10	Agreement and Plan of Merger by and among Younan Properties, L.P., One Graystone GP Merger Sub, LLC and One Graystone GP, LLC, dated as of April 8, 2010
**10	.11	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Embassy Plaza Merger Sub, LLC and YPI Embassy Plaza, LLC, dated as of April 8, 2010
**10	.12	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Central Expressway Holding Merger Sub, LLC and YPI Central Expressway Holding, L.P., dated as of April 8, 2010
**10	.13	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Park Central Holding Merger Sub, LLC and YPI Park Central Holding, L.P., dated as of April 8, 2010
**10	.14	Agreement and Plan of Merger by and among Younan Properties, L.P., YP KPMG Centre Owner Merger Sub, LLC and YP KPMG Centre Owner, LLC, dated as of April 8, 2010
**10	.15	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI 4851 LBJ Fund Merger Sub, LLC and YPI 4851 LBJ Fund, L.P., dated as of April 8, 2010

Exhibit

**10	.16	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Norfolk Tower Partners Merger Sub, LLC and YPI Norfolk Tower Partners, L.P., dated as of April 8, 2010
**10	.17	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Two Westlake Park Merger Sub, LLC and YPI Two Westlake Park, LLC, dated as of April 8, 2010
**10	.18	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI 1010 Lamar Merger Sub, LLC and YPI 1010 Lamar, LLC, dated as of April 8, 2010
**10	.19	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI North Belt Portfolio Merger Sub, LLC and YPI North Belt Portfolio, LLC, dated as of April 8, 2010
**10	.20	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI 555 St. Charles Fund Merger Sub, LLC and YPI 555 St. Charles Fund, LLC, dated as of April 8, 2010
**10	.21	Agreement and Plan of Merger by and among Younan Properties, L.P., 5959 Topanga Fund Merger Sub, LLC and 5959 Topanga Fund, LLC, dated as of April 8, 2010
**10	.22	Representation, Warranty and Indemnity Agreement by and among Younan Properties, Inc., Younan Properties, L.P. and Zaya S. Younan, dated as of April 8, 2010
**10	.23	Indemnity Escrow Agreement by and among Younan Properties, Inc. and Zaya S. Younan, dated as of April 8, 2010
10.24		Form of Amended and Restated Subscription Agreement by and between Younan Properties, Inc. and Zaya S. Younan
10.25		Form of Tax Protection Agreement by and among Younan Properties Inc., Younan Properties, L.P., and each Protected Partner identified in Schedule A therein
**10	.26	Form of Younan Properties L.P. Property Management and Leasing Agreement
**10	.27	Form of Option Agreement by and between Younan Properties, L.P. and Younan Plaza, LLC
**10	.28	Form of Option Agreement by and between Younan Properties, L.P. and YPI 1010 Lamar, LLC
**10	.29	Form of Option Agreement by and between Younan Properties, L.P. and One Graystone Centre, L.P.
**10	.30	Form of Property Management Agreement by and between Younan Properties, L.P. and YPI 1010 Lamar, LLC
**10	.31	Form of Property Management and Leasing Agreement by and between Younan Properties, L.P. and One Graystone Centre, L.P.
*10	.32	Form of Employment Letter, between Younan Properties, Inc., Younan Properties, L.P. and Adam I. Knowlton
*10	.33	Form of Employment Letter, between Younan Properties, Inc., Younan Properties, L.P. and John R. Cook
*10	.34	Form of Employment Letter, between Younan Properties, Inc., Younan Properties, L.P. and Joy DeBacker
*10	.35	Form of Noncompetition Agreement by and among Younan Properties, Inc., Younan Properties, L.P. and Zaya S. Younan
10.36		Form of LTIP Unit Agreement (Performance-Based Vesting)
10.37		Form of Restricted Stock Agreement (Time-Based Vesting)
*10	.38	Form of Director Stock Plan
10.39		Form of Amendment to the Agreements and Plans of Merger
21.1		List of Subsidiaries of the Registrant
*23	.1	Consent of Venable LLP (included in Exhibit 5.1)
*23	.2	Consent of Latham & Watkins LLP (included in Exhibit 8.1)
23.3		Consent of Ernst & Young LLP
**23	.4	Consent of Rosen Consulting Group
**24	.1	Power of Attorney (included on the Signature Page)
**99	.1	National and Selected Office Market Overviews of Rosen Consulting Group
**99	.2	Consent of Edward K. Aldag, Jr.

Exhibit

**99	.3	Consent of Robert L. Corey
**99	.4	Consent of Devi P. Katragadda
**99	.5	Consent of Robert M. La Forgia
**99	.6	Consent of Michael J. O’Hanlon
99.7		Consent of Glenn L. Carpenter

*	To be filed.

**	Previously filed.

Item 37.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 8th day of October, 2010.

YOUNAN PROPERTIES, INC.

By:	/s/ Zaya S. Younan
Zaya S. Younan
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Zaya S. Younan and Andres R. Gavinet, and each of them, with full power of substitution and full power to act without the other, such person’s true and lawful attorney-in-fact and agent to act for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Zaya S. Younan Zaya S. Younan	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	October 8, 2010

/s/ Andres R. Gavinet Andres R. Gavinet	Chief Financial Officer (Principal Financial and Accounting Officer)	October 8, 2010

EXHIBIT INDEX

Exhibit

*1	.1	Form of Purchase Agreement
3.1		Articles of Amendment and Restatement of Younan Properties, Inc.
3.2		Amended and Restated Bylaws of Younan Properties, Inc.
4.1		Form of Certificate of Common Stock of Younan Properties, Inc.
*5	.1	Opinion of Venable LLP
*8	.1	Opinion of Latham & Watkins LLP with respect to tax matters
*10	.1	Form of Amended and Restated Agreement of Limited Partnership of Younan Properties, L.P.
**10	.2	Form of Registration Rights Agreement among Younan Properties, Inc. and the persons named therein
*10	.3	Form of Younan Properties, Inc. Incentive Award Plan
10.4		Form of Indemnification Agreement between Younan Properties, Inc. and its directors and officers
**10	.5	Form of Employment Agreement between Younan Properties, Inc., Younan Properties, L.P. and Zaya S. Younan
**10	.6	Form of Employment Agreement between Younan Properties, Inc., Younan Properties, L.P. and Robert Peddicord
**10	.7	Form of Employment Agreement between Younan Properties, Inc., Younan Properties, L.P. and Andres R. Gavinet
**10	.8	Agreement and Plan of Merger by and between Younan Properties, Inc. and Younan Properties, Inc., a California corporation, dated as of April 8, 2010
**10	.9	Agreement and Plan of Merger by and among Younan Properties, L.P., Younan Investment Properties, L.P., and the entities named in Schedule I therein, dated as of April 8, 2010
**10	.10	Agreement and Plan of Merger by and among Younan Properties, L.P., One Graystone GP Merger Sub, LLC and One Graystone GP, LLC, dated as of April 8, 2010
**10	.11	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Embassy Plaza Merger Sub, LLC and YPI Embassy Plaza, LLC, dated as of April 8, 2010
**10	.12	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Central Expressway Holding Merger Sub, LLC and YPI Central Expressway Holding, L.P., dated as of April 8, 2010
**10	.13	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Park Central Holding Merger Sub, LLC and YPI Park Central Holding, L.P., dated as of April 8, 2010
**10	.14	Agreement and Plan of Merger by and among Younan Properties, L.P., YP KPMG Centre Owner Merger Sub, LLC and YP KPMG Centre Owner, LLC, dated as of April 8, 2010
**10	.15	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI 4851 LBJ Fund Merger Sub, LLC and YPI 4851 LBJ Fund, L.P., dated as of April 8, 2010
**10	.16	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Norfolk Tower Partners Merger Sub, LLC and YPI Norfolk Tower Partners, L.P., dated as of April 8, 2010
**10	.17	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI Two Westlake Park Merger Sub, LLC and YPI Two Westlake Park, LLC, dated as of April 8, 2010
**10	.18	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI 1010 Lamar Merger Sub, LLC and YPI 1010 Lamar, LLC, dated as of April 8, 2010
**10	.19	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI North Belt Portfolio Merger Sub, LLC and YPI North Belt Portfolio, LLC, dated as of April 8, 2010
**10	.20	Agreement and Plan of Merger by and among Younan Properties, L.P., YPI 555 St. Charles Fund Merger Sub, LLC and YPI 555 St. Charles Fund, LLC, dated as of April 8, 2010
**10	.21	Agreement and Plan of Merger by and among Younan Properties, L.P., 5959 Topanga Fund Merger Sub, LLC and 5959 Topanga Fund, LLC, dated as of April 8, 2010
**10	.22	Representation, Warranty and Indemnity Agreement by and among Younan Properties, Inc., Younan Properties, L.P. and Zaya S. Younan, dated as of April 8, 2010
**10	.23	Indemnity Escrow Agreement by and among Younan Properties, Inc. and Zaya S. Younan, dated as of April 8, 2010

Exhibit

10.24		Form of Amended and Restated Subscription Agreement by and between Younan Properties, Inc. and Zaya S. Younan
10.25		Form of Tax Protection Agreement by and among Younan Properties Inc., Younan Properties, L.P., and each Protected Partner identified in Schedule A therein
**10	.26	Form of Younan Properties L.P. Property Management and Leasing Agreement
**10	.27	Form of Option Agreement by and between Younan Properties, L.P. and Younan Plaza, LLC
**10	.28	Form of Option Agreement by and between Younan Properties, L.P. and YPI 1010 Lamar, LLC
**10	.29	Form of Option Agreement by and between Younan Properties, L.P. and One Graystone Centre, L.P.
**10	.30	Form of Property Management Agreement by and between Younan Properties, L.P. and YPI 1010 Lamar, LLC
**10	.31	Form of Property Management and Leasing Agreement by and between Younan Properties, L.P. and One Graystone Centre, L.P.
*10	.32	Form of Employment Letter, between Younan Properties, Inc., Younan Properties, L.P. and Adam I. Knowlton
*10	.33	Form of Employment Letter, between Younan Properties, Inc., Younan Properties, L.P. and John R. Cook
*10	.34	Form of Employment Letter, between Younan Properties, Inc., Younan Properties, L.P. and Joy DeBacker
*10	.35	Form of Noncompetition Agreement by and among Younan Properties, Inc., Younan Properties, L.P. and Zaya S. Younan
10.36		Form of LTIP Unit Agreement (Performance-Based Vesting)
10.37		Form of Restricted Stock Agreement (Time-Based Vesting)
*10	.38	Form of Director Stock Plan
10.39		Form of Amendment to the Agreements and Plans of Merger
21.1		List of Subsidiaries of the Registrant
*23	.1	Consent of Venable LLP (included in Exhibit 5.1)
*23	.2	Consent of Latham & Watkins LLP (included in Exhibit 8.1)
23.3		Consent of Ernst & Young LLP
**23	.4	Consent of Rosen Consulting Group
**24	.1	Power of Attorney (included on the Signature Page)
**99	.1	National and Selected Office Market Overviews of Rosen Consulting Group
**99	.2	Consent of Edward K. Aldag, Jr.
**99	.3	Consent of Robert L. Corey
**99	.4	Consent of Devi P. Katragadda
**99	.5	Consent of Robert M. La Forgia
**99	.6	Consent of Michael J. O’Hanlon
99.7		Consent of Glenn L. Carpenter

*	To be filed.

**	Previously filed.